Form 20-F
period 2022-12-31
Smart Share Global Ltd
filed 2023-04-28
CIK 1834253

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A ordinary shares Class A ordinary shares, par value* US$0.0001 per share	EM	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

444,390,065 Class A ordinary shares, par value US$0.0001 per share, and 73,973,970 Class B ordinary shares, par value
US$0.0001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Emerging Growth Company ☒

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b).

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

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADRs” refers to the American depositary receipts that may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;
●	“available-for-use power banks” as of a certain date refers to the number of power banks in circulation on that day;
●	“average revenues per power bank” in a given period refers to the result calculated by dividing the sum of revenues from the mobile device charging service and power bank sales in a given period by the result of dividing the sum of the numbers of power banks in circulation on the first and last days of that period by two;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan; we currently do not conduct any business in Hong Kong; however, in the event that we decide to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to our operations in Hong Kong;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Energy Monster,” “we,” “us” and “our” refers to Smart Share Global Limited, our Cayman Islands holding company, and its subsidiaries;
●	“in circulation” in the context of “a power bank is in circulation for a day” refers to the power bank being stored in a POI’s cabinet or in the possession of a user during the course of utilizing our mobile device charging service for that day;
●	“IP” refers to intellectual property;
●	“KA” refers to key account;
●	“number of POIs” refers to the total number of unique locations whose proprietors (location partners) have entered into contracts with us or our network partners;
●	“offline network” refers to the collective network formed through our cabinets which are placed at location partners. Our cabinets are used to charge and store power banks, and serve as a point of contact for users to access our mobile device charging services;
●	“online network” refers to our user base who access our service through online portals such as mini programs, as well as our cabinets and power banks that are connected to the internet;
●	“our company” refers to Smart Share Global Limited;
●	“registered users” refers to users who have agreed to register their mobile phone numbers with us via our mini programs, and we calculate the number of cumulative registered users at a certain date by the number of unique mobile phone numbers that have been registered with us;
●	“RMB” and “Renminbi” refers to the legal currency of China;
●	“Shanghai Zhixiang” refers to Shanghai Zhixiang Technology Co., Ltd., with which we maintain contractual arrangements;

●	“Smart Share International Limited” refers to our intermediary holding company, a private company limited by shares incorporated in Hong Kong, that does not conduct any business operation. It directly owns our PRC subsidiaries, Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui Co., Ltd.;
●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States;
●	“VIE” refers to Shanghai Zhixiang, a variable interest entity;
●	“WFOEs” refers to Zhixiang Investment WFOE and Zhixiang WFOE;
●	“Zhixiang Investment WFOE” refers to Zhixiang Investment Co., Ltd. and
●	“Zhixiang WFOE” refers to Zhixiang Technology (Shanghai) Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Smart Share Global Limited is not a PRC operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations in China directly, but through (i) our PRC subsidiaries and (ii) the VIE in China with which we maintain contractual arrangements. PRC laws and regulations impose certain restrictions on foreign ownership in entities that provide value-added telecommunication services, with certain exceptions. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. For the years ended December 31, 2020, 2021 and 2022, revenues contributed by the variable interest entities in China were 0.34%, 0.46% and 0.0% of our total revenues, respectively. For the years ended December 31, 2020, 2021 and 2022, third-party revenues contributed by the variable interest entities were RMB9.4 million, RMB16.4 million and RMB0.01 million, respectively, and the inter-company service charges by the variable interest entities to WFOEs were RMB406.7 million, RMB103.9 million and RMB2.6 million, respectively. As of the date of this annual report, we have completed the termination of the variable interest entity that had no significant operations, and as a result, Shanghai Zhixiang is the only VIE with which we maintain contractual arrangements. As used in this annual report, “we,” “us” and “our” refer to Smart Share Global Limited and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including proxy agreements, equity interest pledge agreement, exclusive business cooperation agreement, exclusive asset subscription agreement, exclusive call option agreement and spousal consent letter have been entered into by and among our PRC subsidiaries, the VIE and its shareholders. Under the proxy statements, the VIE’s shareholders irrevocably authorized Zhixiang WFOE to act on behalf of them as sole proxy attorney, to the extent permitted by PRC law, to exercise all rights concerning all the equity interest held by each of them in the VIE. Under the equity interest pledge agreement, the VIE’s shareholders pledged all of their equity interests in the VIE to Zhixiang WFOE as security for repayment obligations of any and all due payments, and without the prior written consent of Zhixiang WFOE, the VIE’s shareholders will not transfer, or create or allow any encumbrance on the pledged equity interests, except as otherwise provided in the exclusive call option agreement. Under the exclusive business cooperation agreement, the VIE appointed Zhixiang WFOE or Zhixiang WFOE’s designee(s) as its exclusive service provider providing full business support, technology services and consultancy services, in exchange for consultancy and service fees paid by the VIE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the VIE. Under the exclusive asset subscription agreement, the VIE irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third party to purchase, all the intellectual property rights and all the other assets currently owned or to be owned by the VIE at any time at a purchase price equal to the lowest price permissible by PRC law. Under the exclusive call option agreement, each of the shareholders of the VIE irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third party to purchase, all or any part of their equity interests at any time or from time to time at a purchase price equal to the lowest price permissible by PRC law. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of such shareholder be disposed of in accordance with the agreements described above. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” As a result of these contractual arrangements, our company is considered the primary beneficiary of the VIE for accounting purposes and consolidates the VIE as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. The shareholders of Shanghai Zhixiang, the VIE, are directors or members of senior management of our company. We consider such individuals suitable to act as the shareholders of the VIE because of, among other considerations, their contribution to us, their competence and their length of service with and loyalty to us.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit the ability of Smart Share Global Limited, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over a variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements with the VIE. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Moreover, the shareholders of Shanghai Zhixiang also own the majority of the voting shares of our company. The enforceability, and therefore the benefits of, the VIE contractual agreements between our company and Shanghai Zhixiang depend on those individuals enforcing the contracts. There is a risk that the benefits of ownership between our company and Shanghai Zhixiang may not be aligned in the future, and they may fail to perform their contractual obligations, which would have a significant negative impact to our company. Our operations depend on Shanghai Zhixiang to honor its VIE contractual agreements with us, and our company’s ability to control Shanghai Zhixiang also depends on the authorization by the shareholders of Shanghai Zhixiang to exercise voting rights on all matters requiring shareholder approval in Shanghai Zhixiang. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, result in a material change in our operations, and our Class A ordinary shares and ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Other Risks Related to Our PRC Operations

We face various risks and uncertainties related to doing business in China. Our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For a detailed description of Risks Relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the United States Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, or the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

We conduct our business through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of March 31, 2023, our PRC subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are necessary for our business operations in China, namely, (i) business license, (ii) the value-added telecommunication business license, (iii) the Hi-Tech Enterprise Certificate, (iv) the Filing Certificate for Classified Protection of Information System Security, (v) the Radio Transmission Equipment Type Approval Certificate, (vi) the Food Operation License, (vii) the Liquor Retail License and (viii) the Liquor Wholesale License, and have not been denied such licenses and permits. As advised by our PRC legal counsel, Commerce & Finance Law Offices, (i) as of March 31, 2023, except for the risks as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability,” each of the PRC subsidiaries and the VIE has obtained all necessary licenses and permits as required by Chinese authorities to conduct its business in the manner described in this annual report; (ii) under the current PRC laws, regulations and rules, as of the date of this annual report, our future offshore offering or listing in an overseas market will be subject to the filing requirements of the China Securities Regulatory Commission, or the CSRC; and (iii) under the current PRC laws, regulations and rules, as of the date of this annual report, the PRC subsidiaries and the VIE are not required by the Cyberspace Administration of China, or the CAC, to go through cybersecurity review in connection with our company’s issuance of securities to foreign investors. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, a filing-based regulatory system will be applied to overseas offering and listing of PRC domestic companies. Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings immediately. Additionally, such companies are required to fulfill the filing requirements when such companies conduct follow-on offerings, capital raising activities or other activities for which filings with the CSRC are required pursuant to the Trial Measures. Therefore, any follow-on offering or subsequent listing of our securities in overseas markets, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, will be subject to the filing procedures with the CSRC. Furthermore, we are required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

There remain uncertainties as to the interpretation and implementation of regulatory requirements. Particularly, it is uncertain whether it would be possible for us or how long it will take us to complete the required filing procedures in case we are required to do so. If we fail to obtain the relevant approval or complete the filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving Chinese and other applicable laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Cash Flows through Our Organization

We have established relevant controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. We have implemented a cash management policy that dictates how funds are transferred between Smart Share Global Limited, our subsidiaries, the VIE or investors, for purposes of establishing good internal control over cash management. Under our cash management policy, cash is managed by the treasury department of our company, and each transfer of cash between Smart Share Global Limited and a subsidiary or the VIE is subject to internal approval. The treasury department monitors the inter-company transfer of funds based on the projected annual cash flow statements of our company, our subsidiaries and the VIE. The treasury department also prepares funds reports regularly, analyzes funds usage and verifies and reports events that lead to major fluctuations in funds to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash inflows of our company were primarily generated from the proceeds we received from our public offerings of ADSs and other financing activities. Smart Share Global Limited transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Smart Share Global Limited and its subsidiaries control the variable interest entities through contractual arrangements, Smart Share Global Limited and its subsidiaries are not able to make direct capital contribution to the variable interest entities. However, Smart Share Global Limited and its subsidiaries may transfer cash to the variable interest entities by loans or by making payment to the variable interest entities for inter-group transactions. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries or the VIE by the PRC government to transfer cash. In 2020, 2021 and 2022, Smart Share Global Limited, through its intermediate holding company, provided capital contribution of RMB178.2 million, RMB1,005.0 million and RMB297.1 million, respectively, to its subsidiaries in China. For details of capital contribution from Smart Share Global Limited to its subsidiaries, see the “investments in subsidiaries” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” In 2020, 2021 and 2022, Smart Share Global Limited did not provide loans to its subsidiaries in China. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our company and our PRC subsidiaries and the variable interest entities, no subsidiaries paid dividends or made other distributions to Smart Share Global Limited, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the Exclusive Business Cooperation Agreement between our wholly-owned PRC subsidiary and the respective variable interest entity and its shareholders, the amount of consultancy and service fees should be mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the variable interest entity. However, our WFOE may adjust the standard of consultancy and service fees according to the amount and content of services provided. According to the existing VIE agreements, for the years ended December 31, 2020, 2021 and 2022, the amount of consultancy and service fees paid by variable interest entities to WFOEs were RMB37.3 million, RMB18.3 million and RMB6.5 million, respectively. For details of the amount of consultancy and service fees paid by variable interest entities to WFOEs, see “intercompany payments from service charge” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” In 2020, 2021 and 2022, our subsidiaries in China did not provide loans to the variable interest entities. In 2020, 2021 and 2022, our subsidiaries in China paid RMB124.2 million, RMB88.0 million and RMB14.6 million, respectively, to the variable interest entities for intra-group transactions. For details of the amount paid by our subsidiaries to the variable interest entities, see “intercompany receipts from service charge” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” If there is any amount payable to relevant WFOEs under the VIE agreements, the variable interest entities will settle the amount accordingly. For details of the financial position, cash flows and results of operations of the variable interest entities, see the selected condensed consolidated financial information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and the consolidated financial statements commencing on page F-1, included in this annual report on Form 20-F.

As a Cayman Islands holding company, Smart Share Global Limited may receive dividends from its PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. Smart Share International Limited, which directly owns our PRC subsidiaries, Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui Co., Ltd., is incorporated in Hong Kong. However, if Smart Share International Limited is not considered to be the beneficial owner of the dividends paid to it by Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui Co., Ltd. under the tax circulars promulgated in February 2009 and February 2018, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that (i) our company has taxable earnings, and (ii) our company determines to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%
(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the variable interest entities for services provided to the variable interest entities. These service fees shall be recognized as expenses of the variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the variable interest entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the variable interest entities and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the variable interest entities enjoy tax holiday of two-year EIT exemption and subsequently three-year 12.5% preferential tax rate in China. However, such rate may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong SAR or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the variable interest entities will be distributed as fees to our PRC subsidiaries under tax-neutral contractual arrangements. If, in the future, the accumulated earnings of the variable interest entities exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the variable interest entities could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the variable interest entities. This would result in such transfer being non-deductible expenses for the variable interest entities but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

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

In addition, our PRC subsidiaries and the variable interest entities generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A.[Reserved]

The following selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022, and selected consolidated statements of cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data and cash flow data for the years ended December 31, 2019 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their respective subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

The following table presents our selected consolidated statements of operations data for the years ended December 31, 2019, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Operations Data:
Revenues
Mobile device charging business	1,924,264	2,711,541	3,455,797	2,754,143	399,313
Power bank sales	70,448	77,598	102,857	59,476	8,623
Others	27,598	20,220	26,737	24,571	3,562
Total revenues	2,022,310	2,809,359	3,585,391	2,838,190	411,498
Cost of revenues(1)	(292,494)	(430,773)	(557,177)	(556,923)	(80,746)
Research and development expenses(1)	(65,471)	(70,938)	(93,882)	(90,655)	(13,144)
Sales and marketing expenses(1)	(1,362,185)	(2,121,006)	(2,950,972)	(2,712,330)	(393,251)
General and administrative expenses(1)	(82,448)	(79,600)	(118,973)	(112,403)	(16,297)
Other operating income	12,349	24,790	26,614	12,876	1,867
Income/(loss) from operations	232,061	131,832	(108,999)	(621,245)	(90,073)
Interest and investment income	10,184	10,271	30,560	52,389	7,596
Interest expense to third parties	(26,963)	(39,596)	(38,051)	(31,282)	(4,535)
Interest expense to a related party	—	(1,032)	—	—	—
Foreign exchange (loss)/gain, net	(1,973)	(485)	(7,935)	3,787	549
Other (loss)/income, net	(8)	443	(190)	(413)	(60)
Change in fair value of warrant liabilities	(865)	(7,442)	—	—	—
Income/(loss) before income tax expense	212,436	93,991	(124,615)	(596,764)	(86,523)
Income tax expense	(45,830)	(18,564)	—	(114,476)	(16,597)
Net income/(loss)	166,606	75,427	(124,615)	(711,240)	(103,120)
Accretion of convertible redeemable preferred shares	(406,828)	(3,206,324)	(4,729,719)	—	—
Deemed dividend to preferred shareholders	(24,229)	—	(104,036)	—	—
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(264,451)	(3,130,897)	(4,958,370)	(711,240)	(103,120)
Net income/(loss)	166,606	75,427	(124,615)	(711,240)	(103,120)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(16,203)	232,957	(150,267)	112,372	16,292
Total comprehensive income/(loss)	150,403	308,384	(274,882)	(598,868)	(86,828)
Accretion of convertible redeemable preferred shares	(406,828)	(3,206,324)	(4,729,719)	—	—
Deemed dividend to preferred shareholders	(24,229)	—	(104,036)	—	—
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(280,654)	(2,897,940)	(5,108,637)	(598,868)	(86,828)

Note:

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share‑based compensation expenses:
General and administrative expenses	35,499	24,015	23,688	21,383	3,100
Research and development expenses	916	1,378	1,462	1,679	244
Sales and marketing expenses	2,501	4,144	5,252	4,983	722
Cost of revenues	170	218	271	200	29
Total	39,086	29,755	30,673	28,245	4,095

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020, 2021 and 2022.

	As of December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	273,608	1,252,493	1,296,924	948,773	137,559
Restricted cash	106,925	51,008	19,671	14,608	2,118
Short-term investments	320,462	170,552	1,418,721	2,091,198	303,195
Accounts receivable, net	24,223	18,743	14,881	16,482	2,390
Notes receivable	—	—	5,622	—	—
Inventory	—	—	4,373	1,051	152
Prepayments and other current assets	173,597	253,020	487,540	228,672	33,154
Total current assets	898,815	1,745,816	3,247,732	3,300,784	478,568
Property, equipment and software, net	981,202	963,453	945,226	886,460	128,525
Total non-current assets	1,126,707	1,039,819	1,150,249	986,857	143,081
Total assets	2,025,522	2,785,635	4,397,981	4,287,641	621,649
Short-term borrowings	191,000	24,500	—	—	—
Financing payable — current	40,137	46,854	84,175	76,272	11,058
Accounts and notes payable	307,673	406,760	551,751	810,197	117,468
Accounts due to related parties — current	193,280	77,939	23,290	—	—
Accruals and other current liabilities	255,245	219,210	238,510	268,007	38,858
Total current liabilities	1,056,265	854,833	1,028,365	1,422,878	206,298
Financing payable — non-current	102,019	197,297	85,658	32,281	4,680
Total non-current liabilities	119,249	232,188	137,592	223,458	32,398
Total liabilities	1,175,514	1,087,021	1,165,957	1,646,336	238,696
Total mezzanine equity	1,421,083	5,137,874	—	—	—
Total shareholders’ (deficit)/equity	(571,075)	(3,439,260)	3,232,024	2,641,305	382,953
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,025,522	2,785,635	4,397,981	4,287,641	621,649

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	444,040	536,118	226,778	708,142	102,670
Net cash used in investing activities	(868,296)	(261,487)	(1,714,287)	(1,023,997)	(148,465)
Net cash generated from/(used in) financing activities	579,668	654,571	1,563,397	(78,454)	(11,374)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,368)	(6,234)	(42,794)	42,095	6,103
Net increase/(decrease) in cash, cash equivalents and restricted cash	151,044	922,968	33,094	(352,214)	(51,066)
Cash, cash equivalents and restricted cash at the beginning of the year	229,489	380,533	1,303,501	1,336,595	193,788
Cash, cash equivalents and restricted cash at the end of the year	380,533	1,303,501	1,336,595	984,381	142,722

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities including those which had no significant operations, nor any material assets or liabilities, and other entities for the periods and/or as of the dates presented.

Selected Condensed Consolidated Statement of Operations Data Information

	For the Year Ended December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest			Consolidated
	Company	Subsidiaries	Beneficiary	Entities		Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	632,115	2,206,064	11		—	2,838,190
Inter-company service charge(1)	—	—	35,788	2,554	(a)	(38,342)	—
Third-party costs and expenses	(7,859)	(784,172)	(2,670,265)	(10,015)		—	(3,472,311)
Inter-company costs and expenses(1)	—	(35,788)	(2,554)	—		38,342	—
Other operating income	5,379	3,955	5,108	(1,566)		—	12,876
Income (loss) from subsidiaries and variable interest entities(2)	(708,864)	(560,382)	(9,008)	—		1,278,254	—
Income (loss) from non-operations	104	28,741	(4,372)	8		—	24,481
Income/(loss) before income tax expense	(711,240)	(715,531)	(439,239)	(9,008)		1,278,254	(596,764)
Less: Income tax credit/(expense)	—	6,667	(121,143)	—		—	(114,476)
Net income/(loss)	(711,240)	(708,864)	(560,382)	(9,008)		1,278,254	(711,240)
Net loss attributable to ordinary shareholders	(711,240)	(708,864)	(560,382)	(9,008)		1,278,254	(711,240)

	For the Year Ended December 31, 2021
			WFOEs as	Variable
	The Parent	Other	Primary	Interest			Consolidated
	Company	Subsidiaries	Beneficiary	Entities		Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	183,959	3,385,046	16,386		—	3,585,391
Inter-company service charge(1)	—	—	—	103,948	(a)	(103,948)	—
Third-party costs and expenses	(6,163)	(238,385)	(3,409,979)	(66,477)		—	(3,721,004)
Inter-company costs and expenses(1)	—	—	(103,948)	—		103,948	—
Other operating income	3,946	1,003	33,024	(11,359)		—	26,614
Income (loss) from subsidiaries and variable interest entities(2)	(122,970)	(77,727)	38,584	—		162,113	—
Income (loss) from non-operations	572	8,881	(25,069)	—		—	(15,616)
Income/(loss) before income tax expense	(124,615)	(122,269)	(82,342)	42,498		162,113	(124,615)
Less: Income tax expense	—	(701)	4,615	(3,914)		—	—
Net income/(loss)	(124,615)	(122,970)	(77,727)	38,584		162,113	(124,615)
Less: Accretion of convertible redeemable preferred shares	(4,729,719)	—	—	—		—	(4,729,719)
Deemed dividend to preferred shareholders	(104,036)	—	—	—		—	(104,036)
Net loss attributable to ordinary shareholders	(4,958,370)	(122,970)	(77,727)	38,584		162,113	(4,958,370)

	For the Year Ended December 31, 2020
			WFOEs as	Variable
	The Parent	Other	Primary	Interest			Consolidated
	Company	Subsidiaries	Beneficiary	Entities		Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	—	2,799,946	9,413		—	2,809,359
Inter-company service charge (1)	—	—	276,578	406,730	(a)	(683,308)	—
Third-party costs and expenses	(1,702)	(599)	(2,598,121)	(101,895)		—	(2,702,317)
Inter-company costs and expenses(1)	—	—	(406,730)	(276,578)		683,308	—
Other operating income	—	—	25,147	(357)		—	24,790
Income (loss) from subsidiaries and variable interest entities(2)	84,571	84,090	37,313	—		(205,974)	—
Income (loss) from non-operations	(7,442)	1,080	(31,479)	—		—	(37,841)
Income/(loss) before income tax expense	75,427	84,571	102,654	37,313		(205,974)	93,991
Less: Income tax expense	—	—	(18,564)	—		—	(18,564)
Net income/(loss)	75,427	84,571	84,090	37,313		(205,974)	75,427
Less: Accretion of convertible redeemable preferred shares	(3,206,324)	—	—	—		—	(3,206,324)
Net loss attributable to ordinary shareholders	(3,130,897)	84,571	84,090	37,313		(205,974)	(3,130,897)

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

	As of December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	5,390	315,213	628,080	90	—	948,773
Restricted cash	—	10,649	3,959	—	—	14,608
Short-term investments	—	1,546,510	544,688	—	—	2,091,198
Accounts receivable, net	—	830	15,652	—	—	16,482
Inventory	—	1,051	—	—	—	1,051
Prepayments and other current assets	802	36,712	186,685	4,473	—	228,672
Amounts due from intercompany(3)	—	479,669	821,496	591,174	(1,892,339)	—
Total current assets	6,192	2,390,634	2,200,560	595,737	(1,892,339)	3,300,784
Non-current assets:
Long-term restricted cash	—	—	21,000	—	—	21,000
Property, equipment and software, net	—	25,593	860,867	—	—	886,460
Long-term prepayments to a related party	—	—	71	—	—	71
Right-of-use assets, net	—	—	12,442	—	—	12,442
Other non-current assets	—	9,261	26,631	6	—	35,898
Deferred tax assets, net	—	11,586	19,400	—	—	30,986
Investments in subsidiaries(2)	1,136,046	798,420	—	—	(1,934,466)	—
Investments in variable interest entities(2)	—	—	142,562	—	(142,562)	—
Amounts due from intercompany (long-term) (3)	1,545,429	—	—	—	(1,545,429)	—
Total non-current assets	2,681,475	844,860	1,082,973	6	(3,622,457)	986,857
Total assets	2,687,667	3,235,494	3,283,533	595,743	(5,514,796)	4,287,641
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	—	125,166	685,031	—	—	810,197
Salary and welfare payable	104	16,478	92,316	2,376	—	111,274
Tax payable	—	29,660	110,265	7,442	—	147,367
Financing payable — current	—	—	76,272	—	—	76,272
Current portion of lease liabilities	—	—	9,761	—	—	9,761
Accruals and other current liabilities	8,897	9,186	249,380	544	—	268,007
Amounts due to intercompany(3)	24,918	369,028	1,055,574	442,819	(1,892,339)	—
Total current liabilities	33,919	549,518	2,278,599	453,181	(1,892,339)	1,422,878
Financing payable — non-current	—	—	32,281	—	—	32,281
Non-current lease liabilities	—	—	854	—	—	854
Amount due to related parties — non-current	—	—	1,000	—	—	1,000
Amounts due to intercompany (long-term) (3)	—	1,545,429	—	—	(1,545,429)	—
Other non-current liabilities	12,443	4,501	172,379	—	—	189,323
Total non-current liabilities	12,443	1,549,930	206,514	—	(1,545,429)	223,458
Total liabilities	46,362	2,099,448	2,485,113	453,181	(3,437,768)	1,646,336
Shareholder’s equity:
Ordinary shares	—	723,185	1,133,965	1,000	(1,858,150)	—
Class A ordinary shares	296	—	—	—	—	296
Class B ordinary shares	51	—	—	—	—	51
Treasury shares	(6,816)	—	—	—	—	(6,816)
Additional paid-in capital	11,786,482	1,066,592	30,442	68,596	(1,165,630)	11,786,482
Statutory reserves	16,593	—	16,026	566	(16,592)	16,593
Accumulated other comprehensive income	163,928	(91,747)	—	—	91,747	163,928
(Accumulated deficit)/retained earnings	(9,319,229)	(561,984)	(382,013)	72,400	871,597	(9,319,229)
Total shareholders’ equity(2)	2,641,305	1,136,046	798,420	142,562	(2,077,028)	2,641,305
Total liabilities and shareholders’ equity	2,687,667	3,235,494	3,283,533	595,743	(5,514,796)	4,287,641

	As of December 31, 2021
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	59,079	867,944	369,295	606	—	1,296,924
Restricted cash	—	2,371	17,300	—	—	19,671
Short-term investments	—	1,116,576	302,145	—	—	1,418,721
Accounts receivable, net	—	628	12,783	1,470	—	14,881
Notes receivable	—	—	5,622	—	—	5,622
Inventory	—	3,811	562	—	—	4,373
Prepayments and other current assets	987	79,086	406,150	1,317	—	487,540
Amounts due from intercompany(3)	—	—	469,620	603,009	(1,072,629)	—
Total current assets	60,066	2,070,416	1,583,477	606,402	(1,072,629)	3,247,732
Non-current assets:
Long-term restricted cash	—	—	20,000	—	—	20,000
Property, equipment and software, net	—	1,077	944,149	—	—	945,226
Long-term prepayments to a related party	—	—	20,037	—	—	20,037
Other non-current assets	—	3,027	161,937	22	—	164,986
Investments in subsidiaries(2)	1,919,167	1,218,554	—	—	(3,137,721)	—
Investments in variable interest entities(2)	—	—	150,862	—	(150,862)	—
Amounts due from intercompany (long-term) (3)	1,300,477	—	—	—	(1,300,477)	—
Total non-current assets	3,219,644	1,222,658	1,296,985	22	(4,589,060)	1,150,249
Total assets	3,279,710	3,293,074	2,880,462	606,424	(5,661,689)	4,397,981
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	—	31,829	519,922	—	—	551,751
Amounts due to related parties — current	—	—	23,290	—	—	23,290
Salary and welfare payable	—	24,562	94,137	1,745	—	120,444
Tax payable	—	1,604	1,043	7,548	—	10,195
Financing payable — current	—	—	84,175	—	—	84,175
Accruals and other current liabilities	6,606	15,435	215,229	1,240	—	238,510
Amounts due to intercompany(3)	24,591	—	603,009	445,029	(1,072,629)	—
Total current liabilities	31,197	73,430	1,540,805	455,562	(1,072,629)	1,028,365
Financing payable — non-current	—	—	85,658	—	—	85,658
Amount due to related parties — non-current	—	—	1,000	—	—	1,000
Amounts due to intercompany (long-term) (3)	—	1,300,477	—	—	(1,300,477)	—
Other non-current liabilities	16,489	—	—	—	—	16,489
Deferred tax liabilities, net	—	—	34,445	—	—	34,445
Total non-current liabilities	16,489	1,300,477	121,103	—	(1,300,477)	137,592
Total liabilities	47,686	1,373,907	1,661,908	455,562	(2,373,106)	1,165,957
Shareholder’s equity:
Ordinary shares	—	723,185	1,000,364	1,000	(1,724,549)	—
Class A ordinary shares	296	—	—	—	—	296
Class B ordinary shares	51	—	—	—	—	51
Treasury shares	(27,784)	—	—	—	—	(27,784)
Additional paid-in capital	11,799,301	1,038,347	23,794	67,888	(1,130,029)	11,799,301
Statutory reserves	16,593	—	16,027	566	(16,593)	16,593
Accumulated other comprehensive income	51,556	10,755	—	—	(10,755)	51,556
(Accumulated deficit)/retained earnings	(8,607,989)	146,880	178,369	81,408	(406,657)	(8,607,989)
Total shareholders’ equity(2)	3,232,024	1,919,167	1,218,554	150,862	(3,288,583)	3,232,024
Total liabilities and shareholders’ equity	3,279,710	3,293,074	2,880,462	606,424	(5,661,689)	4,397,981

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(14,600)	(6,500)	21,100	—
Intercompany receipts from service charge(4)	—	—	6,500	14,600	(21,100)	—
Intercompany payment for purchase of goods	—	(11,605)	—	—	11,605	—
Intercompany receipt for sales of goods	—	—	11,605	—	(11,605)	—
Operating activities with external parties	(5,559)	(255,444)	977,761	(8,616)	—	708,142
Net cash (used in)/generated from operating activities	(5,559)	(267,049)	981,266	(516)	—	708,142
Investments in subsidiaries(5)	—	(133,601)	—	—	133,601	—
Loans to Group companies	(31,394)	(9,814)	(167,240)	—	208,448	—
Other investing activities	920	(369,545)	(655,372)	—	—	(1,023,997)
Net cash used in investing activities	(30,474)	(512,960)	(822,612)	—	342,049	(1,023,997)
Capital contribution from Group companies (5)	—	—	133,601	—	(133,601)	—
Borrowings under loan from Group companies	—	198,634	9,814	—	(208,448)	—
Other financing activities	(19,734)	—	(58,720)	—	—	(78,454)
Net cash generated from financing activities	(19,734)	198,634	84,695	—	(342,049)	(78,454)

	For the Year Ended December 31, 2021
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(88,000)	(18,255)	106,255	—
Intercompany receipts from service charge(4)	—	—	18,255	88,000	(106,255)	—
Operating activities with external parties	23,705	(47,657)	324,450	(73,720)	—	226,778
Net cash generated from/(used in) operating activities	23,705	(47,657)	254,705	(3,975)	—	226,778
Investments in subsidiaries(5)	(1,048,953)	(358,377)	—	—	1,407,330	—
Loans to Group companies	(1,300,477)	—	—	—	1,300,477	—
Other investing activities	—	(1,111,897)	(602,390)	—	—	(1,714,287)
Net cash used in investing activities	(2,349,430)	(1,470,274)	(602,390)	—	2,707,807	(1,714,287)
Capital contribution from Group companies (5)	—	1,048,953	358,377	—	(1,407,330)	—
Borrowings under loan from Group companies	—	1,300,477	—	—	(1,300,477)	—
Other financing activities	1,679,515	—	(116,118)	—	—	1,563,397
Net cash generated from financing activities	1,679,515	2,349,430	242,259	—	(2,707,807)	1,563,397

	For the Year Ended December 31, 2020
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(124,193)	(37,271)	161,464	—
Intercompany receipts from service charge(4)	—	—	37,271	124,193	(161,464)	—
Operating activities with external parties	—	230	621,026	(85,138)	—	536,118
Net cash generated from operating activities	—	230	534,104	1,784	—	536,118
Investments in subsidiaries(5)	(58,473)	(178,229)	—	—	236,702	—
Other investing activities	—	—	(261,487)	—	—	(261,487)
Net cash used in investing activities	(58,473)	(178,229)	(261,487)	—	236,702	(261,487)
Proceeds from Group company financing (5)	—	58,473	178,229	—	(236,702)	—
Other financing activities	733,569	—	(78,998)	—	—	654,571
Net cash generated from financing activities	733,569	58,473	99,231	—	(236,702)	654,571

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(3)	It represents the elimination of intercompany balances among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(4)	It represents the cash flows between our subsidiaries and the variable interest entities for intercompany service charges.
(5)	It represents the cash flows of capital injections as well as cash transfers among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully below.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date.” on page 21.
●	Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic.” on page 21.
●	Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for our services or put price pressure on our services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for mobile device charging services or put price pressure on such services, which may materially and adversely affect our results of operations, financial condition and business prospects.” on page 22.
●	We operate in a highly competitive industry, and our competitors may compete more effectively than we can. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We operate in a highly competitive industry, and our competitors may compete more effectively than we can, which could adversely affect our results of operations and financial condition.” on page 23.
●	We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.” on page 23.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our company is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” on page 46.
●	We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.” on page 48.
●	The VIE or its shareholders may fail to perform their obligations under our contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 48.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.” on page 51.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries or the VIE by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” on page 51.
●	The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.” on page 52.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” on page 53.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 53.
●	The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” on page 54.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.” on page 62.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” on page 63.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.” on page 63.

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date.

We commenced our commercial operations in 2017 and have a limited operating history, during which we grew rapidly to reach a wide network of users and location partners in China. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or our revenues may decline for a number of possible reasons, some of which are beyond our control, including natural disasters or virus outbreaks, decreasing consumer spending, increasing competition, declining growth or contraction of our overall market or industry, the emergence of alternative business models or new technologies, changes in rules, regulations and government policies or general economic conditions. We will continue to expand our service network and may explore new operating models to bring greater convenience and better experience to consumers and increase our user base and number of transactions. Implementation of our expansion plan and execution of our new business initiatives are subject to uncertainty, and we may not be able to grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new service categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic.

The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions and the temporary or permanent closure of business venues, offices and facilities in China and many other countries. New COVID-19 variants have also emerged across the globe, potentially extending the period during which COVID-19 will negatively impact the global economy.

All of our revenues and workforce are concentrated in China, and our suppliers, assembly partners, location partners and network partners are also predominantly based in China. In the first half of 2020, the COVID-19 pandemic resulted in large scale quarantines, travel restrictions and the temporary or permanent closure of business venues and facilities in China, with some of these restrictive measures being sporadically implemented up until December 2022 to contain regional COVID-19 flare-ups. Consequently, consumer behavior has become more online focused, and outdoor activities have declined as a result of such restrictive measures, reducing offline user traffic to our POIs and consumer demand for our mobile device charging services. During the peaks of the COVID-19 pandemic, many of our location partners shut down their operations temporarily or permanently, negatively impacting our POI coverage and financial performance. As a result, our revenues and average revenues per power bank decreased significantly in the first half of 2020, and we incurred net loss during this period. Our ability to expand our POI coverage was also negatively affected during this period. In the first half of 2020, many of our business development personnel could not travel to meet with potential location partners and network partners, resulting in a number of existing and potential location partners being unable to renew or enter into partnership agreements with us. Lastly, our internal operations were impacted by the COVID-19 pandemic. During the first half of 2020, our employee head count decreased significantly, as part of our business development operations was halted. Most of our employees were also unable to work in our offices in the first quarter of 2020, which negatively impacted our workforce productivity and operational efficiency.

The ability of our suppliers and assembly partners to timely deliver products was also adversely affected, and may continue to be adversely affected, by the COVID-19 pandemic for similar reasons. The COVID-19 pandemic may impact the manufacturing and sourcing of products and materials in China, as it may result in potential factory closures, the inability to obtain raw materials and components, supply chain disruptions and the disruption of transportation of goods produced in China. Even though our business operations have mostly recovered, our operational efficiency may still be adversely affected by the COVID-19 pandemic due to the measures may be taken to combat the pandemic in China.

Many of the quarantine measures within China have since been relaxed since June 2020 after the initial COVID-19 outbreak. However, during the period from the second half of 2021 to the end of 2022, the emergence of new variants of COVID-19 and regional outbreaks in China continued to have materially adverse impact on our business and results of operations not only in the regions with COVID-19 flare-ups, but also in the surrounding areas of the flare-ups. There were regional COVID-19 outbreaks in various cities during this time, resulting in a significant drop in offline foot traffic as people were more likely to stay at home due to the restrictions implemented by the government in public places to reduce the spread of COVID-19. Also, affected by the restrictions on mobility and reduction of offline foot traffic, many of our location partners reduced operating hours on occasion or closed their operations temporarily or permanently. During the period between the second half of 2021 and second half of 2022, COVID-19 outbreaks across China resulted in restrictions that then significantly reduced the growth rate of our POI coverage, the utilization rate of our power banks and our overall financial performance. As a result of the closure and general decline in offline foot traffic, our total revenues and revenues from mobile device charging business decreased on a year-over-year basis for the fourth quarter of 2021 and full year 2022. Our ability to expand our business was also affected. Many of our business development personnel could not travel to meet with potential location partners and network partners during the second half of 2021 and throughout 2022, limiting the rate of expansion for our POI count. Due to the general decline in offline foot traffic during COVID-19, the number of POIs with enough offline foot traffic to support our mobile device charging services decreased accordingly, which negatively impacted the rate of expansion of our POI network. As a result, our consolidated results of operations for the fiscal year of 2021 and 2022 were affected by continued impacts from COVID-19. At the end of 2022, China began to modify its COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. After the lifting of travel restrictions and quarantine requirements, there was a significant increase in active COVID-19 cases throughout China, which also adversely impacted the recovery in offline foot traffic in the December 2022 and the first quarter of 2023.

There remains uncertainty as to the future impact of the virus in China, especially in light of this change in policy. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments, which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases and future actions that may be taken in response to these developments. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that the ongoing COVID-19 pandemic harms the Chinese economy. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for mobile device charging services or put price pressure on such services, which may materially and adversely affect our results of operations, financial condition and business prospects.

Breakthroughs and advancements in consumer battery technologies may decrease consumers’ needs for mobile device charging services or put price pressure on our products and services. These breakthroughs and advancements may improve battery capacity, battery life, power conservation, energy efficiency or charging speed for the batteries used in consumer electronic devices, all of which tend to extend the time consumers can use their mobile devices without charging or reduce the time consumers need to charge their devices at locations with power sockets or charging ports. Breakthroughs in charging technology may result in the adoption of new charging ports or wireless charging technology, which will shift demand for our mobile device charging services. Consumers may not need our mobile device charging services at the same frequency or may not be willing to pay for our products and services at the same price with such improvements in consumer battery and charging technologies, and we cannot assure you that we will be able to maintain our user base, revenue growth and financial margins under these circumstances. If we are unable to adapt in a cost-effective and timely manner to these technological improvements, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We operate in a highly competitive industry, and our competitors may compete more effectively than we can, which could adversely affect our results of operations and financial condition.

The mobile device charging service industry, despite being relatively new, is competitive with a number of large-scale participants that may possess more resources. We currently compete with a variety of competitors from different industry backgrounds. Intensified competition may result in pricing pressures and reduce our financial margins, may impede our ability to continue to expand our POI coverage and to increase our revenues and may cause us to lose market share, any of which could significantly harm our results of operations. In addition, higher incentives and better business terms offered by competitors may push us to increase the level of incentive fees to our network partners and location partners, which could harm our future profitability.

Some of our potential competitors have leading positions in other industries and may enjoy substantial competitive advantages, such as (i) a longer operating history, (ii) more established relationships with a larger number of suppliers, assembly partners, location partners and network partners, (iii) access to larger and broader user bases due to their established position in a related market, (iv) greater brand recognition, (v) greater financial, R&D, marketing, distribution and other resources, (vi) more resources to make investments and acquisitions, (vii) larger intellectual property portfolios and (viii) the ability to bundle competitive offerings with other products and services. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the mobile device charging service industry in China would have a material adverse effect on our business, financial condition and results of operations.

We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.

We had incurred net loss of RMB711.2 million (US$103.1 million) in 2022 and RMB124.6 million in 2021, respectively, compared to net income of RMB75.4 million in 2020. Substantially all of our net losses were primarily attributable to the impact of regional COVID-19 outbreaks in China in 2021 and 2022.

We cannot assure you that we will be able to generate net income in the future. Our ability to achieve and maintain profitability depends in large part on our ability to offer users mobile device charging service through power banks at our POIs typically placed in areas with heavy foot traffic. Accordingly, we intend to continue to optimize our operations and control costs to lessen our exposure to the volatility in offline foot traffic for the foreseeable future, including, but not limited to, accelerating the coverage of key accounts, launching new network partner campaigns and optimizing incentive fee structures for location partners. However, we cannot assure you that these initiatives would prove to be effective in reducing our exposure to the volatility in offline foot traffic, and we may continue to incur net loss in the future.

We are subject to a variety of costs, risks and uncertainties in executing our growth strategies, and our results of operations and business prospects could be materially and adversely affected as a result.

Our business has continued to grow in recent years. We plan to further grow our business by actively capturing expansion opportunities in existing and new markets via a combination of our direct and network partner models, expanding our KA network, improving operational excellence, enhancing our technology capabilities, strengthening our brand, pursuing strategic alliances and investment opportunities and exploring new business initiatives. We face risks and uncertainties in executing these strategies, and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our POI coverage in existing and new markets, we will face the challenges inherent in working with a large number of new location partners, network partners and KAs efficiently and in establishing and maintaining mutually beneficial relationships with our existing and new location partners, network partners and KAs. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business prospects may be materially and adversely affected.

We may enter into new markets where we have limited or no experience in marketing, selling, and localizing and deploying our products and services. POI coverage expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. POI coverage expansion in new markets may be subject to risks such as:

●	limited brand recognition (compared with our established markets);
●	costs associated with expanding our location partner and network partner network;

●	adjustment to local consumers’ preferences and customs;
●	compliance with local regulations and policies;
●	difficulties in staffing and managing local operations;
●	application of our operational excellence in new markets; and
●	competition with new competitors with established local presence.

The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.

We have also incurred, and will continue to incur, expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase our revenues. However, our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches or fail to market our products and services in a cost-effective manner, our expansion efforts will be hindered and our brand recognition may suffer.

Lastly, we plan to explore new business initiatives by expanding to new product categories or industries in China. Such new business initiatives will be conducted through our wholly-owned subsidiaries in China that obtained the requisite licenses for such new products from relevant governmental authorities. Due to the difference between the new initiatives and our mobile device charging service, we may not benefit much from our established brand and operating experience in pursuing these new business initiatives, and our new business initiatives may not yield the results or benefits that we expect, rendering our investment into the new business initiative a potential suboptimal use of resource or resulting in significant losses.

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

Our revenues are affected by the pricing levels of our mobile device charging services. As power banks, portable chargers and similar products continue to become increasingly more affordable to own and easier to carry around due to technological advancements and economies of scale, it may make directly buying such mobile device charging products a more economic and convenient choice compared to renting power banks regularly for consumers. Although consumers can also conveniently purchase power banks from us, there is no guarantee that they will prefer our power banks, which may have been used, over new power banks from direct retailers of power banks. In addition, we may need to shift the pricing levels of our mobile device charging service to maintain and grow our user base if purchasing mobile device charging products becomes even less costly in the future. As a result, the increasing affordability and portability of consumer mobile device charging products may materially and adversely affect our ability to retain and attract users and to shift the pricing levels of our mobile device charging service, and consequently our results of operations, financial condition and business prospects.

We may be subject to claims under consumer protection laws if property or people are harmed by our products and issues relating to our products may damage our reputation. Additionally, we may be subject to new laws and regulations that may materially and adversely affect our business, financial condition and results of operations.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. If we do not take appropriate remedial action against location partners and network partners for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside them. In addition, the PRC government authorities may continue to promulgate new laws, regulations and rules governing the mobile device charging service industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business and our market promotion activities. Compliance with these laws, regulations and rules may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity or subject us to liabilities or administrative penalties.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage or personal injury. Some of our products may be defectively designed or manufactured, and consumers may misuse our products in a way that poses danger to themselves. We may fail to detect, prevent or fix such product defects or adequately educate consumers on the proper use of our products. Contractual disputes over warranties of our products can also arise in the ordinary course of our business. As a result, utilization or sales of defective products could expose us to warranty claims and product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a product seller or service provider. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. Though we currently maintain product liability insurance covering claims against us that arise out of defaults of our devices, we cannot assure you that we would be able to obtain insurance coverage with sufficient coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business. Even unsuccessful claims and allegation of or negative publicity on safety of our products could result in the use of funds and managerial efforts in defending or refuting them and could negatively impact our reputation. In addition, though all agreements signed between the assembly partners and us contain compensation clauses for our losses caused by defective production or delivery, there can be no assurance that we can successfully enforce such clauses and get full compensation when such losses actually happen. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects. Any material product liability claim or litigation could materially and adversely affect our business, financial condition and results of operations.

We may, from time to time, be subject to allegations, claims and legal proceedings during the course of our business operations, which could adversely affect our reputation, business and results of operations.

From time to time, we are subject to allegations, and may be a party to legal claims and regulatory proceedings, relating to our products, business operations, use of software in our systems, suppliers, assembly partners and other business partners, including intellectual property infringement claims, product defect claims, breach of contract and tort claims. Such allegations, claims and proceedings may be brought by third parties, including IP holders, competitors, consumers, employees, location partners, network partners, suppliers, assembly partners, other business partners, governmental or regulatory bodies, or other third parties, and may include class actions. The outcome of litigation is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may also spend significant financial and management resources on defending against intellectual property right infringement claims or otherwise on any legal proceedings or legal settlements, which may negatively affect our financial condition and operating results if changes to our business operations and considerable management attention are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our mobile device charging services, regardless of whether the allegations are valid or whether we are ultimately found liable.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, distribute or market our products and services, which could make it more difficult for us to operate our business. Additionally, we may receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us, and we may be involved in intellectual property right infringement claims or disputes. We have been and may in the future be involved in intellectual property lawsuits alleging that certain components of our power banks or cabinets contain designs or other elements that infringe upon another party’s patents or other intellectual property rights. We have taken measures to avoid infringing on other parties’ patents or other intellectual property rights. For example, we have entered into procurement agreements with MFi authorized manufacturers. However, we cannot assure you that there will not be intellectual property infringement claims against us for the power banks without MFi-certified cables that were purchased in the past. Defending against intellectual property infringement claims or trying to reach a settlement on these claims may divert significant management time and financial resources, and we cannot guarantee we will be successful in such defense or getting a favorable settlement. If we are found to have infringed on the intellectual property rights of third parties, we may be subject to substantial monetary penalties, and we may also be barred from using certain designs or components in our power banks or cabinets, which may make us incur substantial expenses on redesigning and remanufacturing our power banks or cabinets. Consequently, our financial condition may deteriorate, and our business operation may also be interrupted. Intellectual property-related negative publicity, with or without merits, may also harm our brand image and reputation.

As a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect to, or be forced to, pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

If we are unsuccessful in retaining and attracting location partners and network partners, including KAs, to deploy our products, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new location partners and network partners, including KAs, to deploy our products and to retain existing location partners and network partners. Our growth strategies in this regard encompass expanding coverage of location partners and network partners in both new and existing markets and developing partnerships with more KAs, which represent vast, rapidly growing and underserved market opportunities. If we are not successful in either retaining our existing location partners, network partners and KAs or attracting new location partners, network partners and KAs to deploy our products, our POI coverage may stagnate or decline, our efforts at retaining existing users and attracting new users may be significantly impeded and our competitors may instead benefit from our loss and convert our users to their service. With such consequences, our revenues could decrease, and we may not be able to expand our business base as planned, which could have a materially adverse effect on our business, financial condition and results of operations.

Heightened health and sanitary concerns after the COVID-19 pandemic may increase our expenses on regular product sanitization, decrease consumer willingness to rent power banks at POIs with heavy traffic and boost consumer preference for purchasing new mobile device charging products, which may adversely affect our business, reputation, results of operations and financial condition.

The COVID-19 pandemic has raised public awareness of the importance of hygiene and sanitation. As our power banks are often rented to many consumers on a daily basis, power bank sanitization may become a rather important concern for consumers. If we are to enhance our product sanitization efforts, we will incur increased operating expenses. In addition, there is no guarantee that such enhanced product sanitation efforts can effectively sanitize the power banks or convince consumers that our power banks are clean enough to use, especially at POIs with heavy traffic and lots of daily power bank rentals. Consumers may increasingly opt for more hygienic alternatives to our products and services, such as purchasing new mobile device charging products from other sources. Any sign of dirtiness on our power banks and any perceived connection between our power banks and catching of diseases, despite our efforts at sanitizing them, may also further discourage consumers from using our products and services, and negatively affect our reputation. Our business, results of operations and financial condition may be adversely affected if our enhanced sanitation efforts fail to convince the public of the cleanliness of our products.

We may be subject to risks of non-compliance with government regulations, including price controls and competition investigation, which could adversely affect our reputation, business and results of operations.

The PRC government has shown significant interest in implementing cost containment programs to limit the growth of customer costs in the sharing economy, including price controls. In June 2021, the State Administration for Market Regulation, or the SAMR, held an administrative guidance meeting, requiring several sharing economy companies, including us, to clarify pricing rules and strictly enforce transparent pricing, among other requirements. Our pricing mechanisms were determined to be market-based and in compliance with the relevant government regulations, and were not required to take any adjustment measures. If any new PRC regulation is enacted to limit the pricing of our services in the future, the shift in the pricing of our mobile devices may adversely affect our reputation, POI network, and financial and operating results. In addition, we may face other market regulations imposed by government regulations in the future, which could adversely affect our reputation, business and results of operations.

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

Many of the popular types of POIs where we operate, such as restaurants, entertainment venues, shopping malls, transportation hubs and public spaces, increasingly offer public or complimentary mobile device charging products or services, such as power sockets, charging ports and wireless chargers. Since consumers tend to stay at these types of POIs for a while, they are also likely to make use of these public or complimentary mobile device charging products or services and avoid or lessen the need to utilize our mobile device charging service. It is uncertain whether such free mobile device charging products or services may become even more available in the future, and we cannot assure you that any increased availability of such devices or services will not negatively impact consumer demand for our products and services. If we cannot adjust our product and service offering and business strategies to maintain steady consumer demand in the face of increasing availability of free alternative to our products and services, our results of operations and business prospects may be adversely affected.

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

We consider our patents, copyrights, trademarks, trade names, internet domain names and other intellectual property rights invaluable to our ability to continue to develop our products and services and enhance our brand recognition. We have invested significant resources to develop our own intellectual property, and failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications and trade secrets, including know-how, copyrights, trademarks, intellectual property licenses, contractual rights and any other agreements, to establish and protect our proprietary rights in our products. In addition, we have entered into confidentiality and non-disclosure agreements with all of our employees and a number of business partners. Despite these measures, any of our intellectual property rights could be circumvented, misappropriated or otherwise infringed upon by third parties. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

In addition, there can be no assurance that our patent and trademark applications will be approved, that any issued patents or registered trademarks will adequately protect our intellectual property or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Intellectual property statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. This adds uncertainty when we need to initiate lawsuits against infringing third parties to stop them from further encroaching on our intellectual property rights and secure those rights. Pursuing these lawsuits may divert significant management time and financial resources, and we cannot guarantee we will be able to obtain the judgements we want. Intellectual property-related negative publicities, with or without merits, may also harm our brand image and reputation. If we fail to secure our intellectual property rights in any lawsuits against third parties or otherwise fail to obtain, maintain, enforce or protect our intellectual property rights, our business, competitive position, results of operations and financial condition may be materially and adversely affected.

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

All of the components and raw materials used to produce our products are sourced from suppliers, which are then assembled by our assembly partners into power banks and cabinets. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues associated with our suppliers and assembly partners. In addition, some of our suppliers may have more established relationships with our competitors, and as a result may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have not experienced component shortages historically but may in the future experience such shortages that may result in the delay of production or increase in procurement cost. In addition, there may be industry-wide conditions, health crises, natural disasters and global events in the future that may cause material shortages for components.

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

We rely on our information technology systems to manage our power banks and cabinets and supply chain, process transactions, summarize and analyze operating data and otherwise oversee our operations. Any malfunction of our systems could harm our ability to conduct our business operations.

We depend on a variety of information technology systems for the efficient functioning of our business, including, without limitation, transaction processing and the management of our business development personnel, network partners, location partners, power banks and cabinets, logistics, POI selection, business intelligence, product placement and other aspects of operations. See “Item 4. Information on the Company—B. Business Overview—Our Technologies” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. Any improper functioning of our technology systems could cause interruptions or deoptimization of our operations. For example, we depend on our hardware management system and business intelligence system to gather and analyze user behavioral data and derive insights that will guide us in various aspects of our operation, such as POI selection and product placement. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise, phishing, spamming, denial of service attacks, and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data and harm our reputation, all of which could materially and adversely affect our business or results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, or the recognition of our brand is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We have built a distinct and versatile lifestyle brand that differentiates us from our competitors. Our brand not only represents reliability, accessibility and quality but is also associated with youthfulness and trendiness. We believe that our brand equity is an important competitive edge of ours and has earned us loyal users. A well-recognized brand is critical to maintaining and expanding our user base and enhancing our attractiveness to consumers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new users, location partners and network partners, we may need to increase our marketing expenditures. We cannot assure you, however, that such marketing activities and the increased marketing expenditure may yield the brand promotion effect we expect. If we do not continue to maintain and strengthen our brand image and grow the value of our brand, we may lose the opportunity to build a critical mass of users, and our business and operating results may be adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users and businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to employees’ unlawful actions in business executions;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;
●	negative sentiment toward the pricing of our mobile device charging service;
●	safety issues caused by our products and services;
●	complaints by our users and customers about our products and services;
●	security breaches of confidential user or transaction data;
●	employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar media in China that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

If we fail to offer consumers high-quality products or fail to maintain the quality of our products once they are in circulation, our business, reputation, results of operations and financial condition will be materially and adversely affected.

Offering high-quality products is essential to the success of our business. To ensure that we can continually offer high-quality products to consumers, we have a quality assurance team that establishes, communicates and monitors quality standards by product category. Our suppliers are kept apprised of quality assurance expectations through a vendor management portal environment, and we have quality assurance personnel stationed at the facilities of our key assembly partners to perform sampling inspections to ensure that these assembly partners fully adhere to our quality standards in the production process. Despite the fact that we have implemented a host of quality control measures, we cannot assure you that our products will not have any quality issues in the future. Any product quality issue may result in claims, lawsuits, fines, penalties and negative publicities, and loss of consumer confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. See also “—We may be subject to claims under consumer protection laws if property or people are harmed by our products and issues relating to our products may damage our reputation. Additionally, we may be subject to new laws and regulations which may materially and adversely affect our business, financial condition and results of operations.”

Various possible market and consumer behavior trends may adversely affect the demand and pricing for our products and services and thus our financial performance and business prospects.

As the smartphone market in China matures, various possible market and consumer behavior trends may emerge and decrease consumer demand for and spending on our products and services. These possible trends include but are not limited to stagnation of smartphone penetration rate in our existing and new markets, wide adoption of new-generation smartphones with improved battery and energy efficiency by consumers, and less frequent use of smartphones for activities with high power consumption such as gaming and online video browsing, all of which will either decrease the rate of smartphone use or lessen the need for mobile device charging. We cannot assure you that these possible trends will not emerge, and there is no guarantee that we will be able to mitigate the adverse effects of these possible trends on our pricing, financial performance and business prospects.

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

Our business generates and processes a large quantity of data in the ordinary course of business, and we face risks inherent in handling and protecting such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply for a cybersecurity review by the Cybersecurity Review Office before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

●	In June 2022, the CAC amended the Administrative Provisions on Information Services of Mobile Internet Application Programs, which came into effect on August 1, 2022, which further emphasizes that mobile internet app providers shall not compel users to agree to processing of their personal information out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

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

We collaborate with third-party network partners to install cabinets and provide users with mobile device charging services. Maintaining the relationship with existing network partners and attracting new network partners to distribute our products are critical to our business and results of operations. However, we may not be able to maintain our relationship with network partners due to a number of factors, some of which are beyond our control. For example, if our products or services fail to attract consumers, our network partners may experience declines in shared revenues and choose not to renew their contracts with us. In addition, we may also be unable to continually offer attractive terms or economic benefits to our network partners. As a result, our network partners may not be effectively motivated to distribute more of our products or continue the cooperative relationship with us. In addition, we may not be able to attract a sufficient number of new network partners, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

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

The success of our overall business depends in part on our ability to timely obtain sufficient quantities of the necessary raw materials and components at commercially acceptable terms from our suppliers so that our assembly partners can manufacture our products at reasonable speed and cost. Generally, unfavorable fluctuations in price, quality, or availability of necessary raw materials could have a negative effect on our financial margins and our ability to deliver our products to the market in a timely manner. If supplies of the necessary raw materials and components substantially decrease or if there are significant increases in prices of such raw materials and components, we may incur additional costs to acquire sufficient quantities of these materials in order to maintain our product offering schedules. We may have to increase the prices of our mobile device charging services due to the increase in our procurement cost. Any of the abovementioned factors may materially and adversely harm our business, brand image, financial condition, results of operations or reputation.

If our location partners and network partners fail to successfully operate our power bank cabinets, our business and results of operations would be adversely affected.

Our business development personnel and network partners are responsible for the maintenance and operation of power banks and cabinets within the areas where they develop and manage relationship with location partners, but the quality of our power banks may be compromised if our business development personnel fail to effectively monitor the quality and status of the power banks and cabinets and maintain the supply of power banks in their areas. Even if our business development personnel or network partners can effectively monitor the power banks and cabinets, there are still factors beyond our control which may results in failure by our location partners to successfully operate and maintain our power bank cabinets in a manner consistent with our standards and requirements. While our business development personnel and network partners evaluate the performance of location partners and have the right to terminate our agreements with them if they underperform our expectations financially or operationally, we may not be able to identify problems and take action in a timely manner with respect to our location partners. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

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

Our technology systems rely on software that is highly technical and complex. In addition, our technology systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in miscalculation of incentive fees payable to our network partners and location partners, negative experience to users, disruptions and deoptimization of the operation of our power bank cabinets, unintended leakage of confidential information of users, network partners, locations partners or other business partners, compromise in our ability to provide effective customer service and exploitation of loopholes by malicious hackers. These consequences could cause damage to our reputation, misrepresentation of our financial results, loss of users or business partners, or direct economic loss to us.

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

Reduced consumer confidence and spending cutbacks may result in reduced demand for our products and services. Reduced demand also may require increased sales and marketing expenses or shift in the pricing of our mobile device charging service. Adverse economic conditions and any related decrease in consumer demand for our products and services could have a material adverse effect on our business, financial condition and results of operations. For example, the COVID-19 pandemic reduced the level of consumer outdoor activities and the related spending in the first half of 2020. The COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and global economy. Negative economic conditions related to this outbreak may limit consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our scale and business model require us to manage a large volume of power banks effectively. We depend on our business intelligence system to analyze product use patterns to make purchase decisions and to manage our products and warehouses. Demand for products, however, can change significantly between the time when the products are ordered and the date by which we target to distribute them. Demand may be affected by seasonality, new product launches from competitors, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not rent our products in the quantities that we expect. As we plan to continue expanding our POI coverage, we expect to store more products and thus lease more warehouse space, which will make it more challenging for us to manage our products and warehouses effectively and will put more pressure on our warehousing system and potentially increase the cost of logistics and warehousing.

If we fail to manage our products and warehouses effectively, we may be subject to a heightened risk of product obsolescence, a decline in product values, and significant product write-downs or write-offs. Any of these risks may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers and assembly partners fail to supply quality products in a timely manner, we may experience product shortages, which might result in reduction in coverage expansion rate, revenues, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We are subject to certain risks relating to the warehousing and transportation of our products.

Our industry-leading warehousing and logistics management capabilities enable us to handle large numbers of power banks and cabinets daily. We implement a dynamic warehousing system that changes based on our hardware, which is determined by our predicted power bank and cabinet needs. Our hardware management system enables us to see in precise detail the locations and numbers of our devices, and our business intelligence system makes predictions of future power bank and cabinet needs. We also conduct regular meetings with local business development personnel and network partners team to further gauge their needs for power banks and cabinets. We are therefore able to conduct refined just-in-time hardware management, decreasing our warehousing costs. We currently lease warehouses with varying sizes to achieve flexibility in our storage cost. We also store some of the raw materials and components that we source from our suppliers. If any accidents, including conflagrations, were to occur, causing damage to our finished products or our warehouses, our ability to supply products on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of our supply chain depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as COVID-19, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our business, financial condition or results of operations.

Our pricing policies may negatively affect our results of operations.

Our results of operations are affected by the pricing of our services and products. Our revenues are affected by the pricing levels of our mobile device charging services and the sale price of our power banks. Our ability to raise the pricing levels of our mobile device charging services depends on our pricing strategy based on user insight, as well as our ability to increase the number of POIs and available-for-use power banks. We adopt a dynamic pricing strategy for our mobile device charging services, setting higher prices for areas with higher purchase power and more foot traffic. We cannot guarantee that we will be able to maintain or increase our pricing levels in the future without adversely affecting the demand for our mobile device charging services.

Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.

The protection of consumer, employee, supplier, assembly partner, location partner, network partner and company data is critical to our business. A significant breach of consumer, employee, supplier, location partner, network partner or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in reduced demand for our products and services, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase our products or services, enroll in promotional programs, or otherwise communicate and interact with us. To enhance store security and better understand consumers’ consumption preference, we have collected consumers’ personal information through the application of our business intelligence technologies. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or administrative liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences.

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

In addition, certain aspects of our operations depend upon the secure transmission of confidential information over public networks. Although we deploy a layered approach designed to protect confidential information against data security breaches to address information security threats and vulnerabilities, a compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from consumers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business, financial position and results of operations. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our business.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from internet users prior to the collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. Failure to comply with these laws and regulations could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environmental protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing electronic product manufacturing in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. The heightened ESG standards may also increase our cost of revenues as they may cause our suppliers and assembly partners to incur extra expenses in ensuring ESG-friendly sourcing and manufacturing processes. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

Furthermore, our brand name and our business may be harmed by aggressive marketing and communication strategies by third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our business partners, may be posted online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them and we are often afforded little or no time to respond. As a result, our reputation may be materially and adversely affected and our ability to attract and retain users and maintain our market share and profitability may suffer.

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

The success of our business operation depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control.

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

The success of our business operation depends upon the cooperation of third parties that are not under our control.

Our ability to perform our mobile device charging service and acquire new users relies on our mini programs built on platforms provided by WeChat, Alipay and other third-party partners. Currently, we do not have any proprietary mobile apps for users to access our products and services. If we lose our cooperation with third-party business partners owning the platforms where our mini programs are operated, for example, by unintentionally breaching the rules set by these third parties that lead to the suspension of our mini programs, our users may no longer access our products and services via the mini programs. Such events could damage our reputation significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

As a public company in the United States, our company is subject to the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022, due to material weaknesses identified. In addition, once our company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that we do not maintain effective internal control over financial reporting at a reasonable assurance level. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an opinion that is adverse or a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During our initial public offering in 2021, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with an appropriate level of knowledge and understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements, including disclosure notes thereto, in accordance with U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of period-end financial closing policies and procedures for preparation of our consolidated financial statements, including disclosure notes thereto, in accordance with U.S. GAAP and SEC financial reporting and disclosure requirements.

Following the identification of the material weaknesses and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. However, such measures have not been fully implemented and we concluded that the material weaknesses and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2022. See “Item 15. Controls and Procedures-Changes of Internal Control over Financial Reporting.” We cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

As of December 31, 2022, we leased approximately 174 premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was not in line with zoning laws or local construction planning and such properties may be ordered by relevant government authorities to be demolished. In addition, our use of certain leased properties does not comply with the approved use stipulated in the title certificates of such properties. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

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

We maintain certain insurance policies to safeguard against various risks and unexpected events associated with our business and operations, including all-risk property insurance covering our products and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance as required by relevant rules and regulation in China, including general care and work-related injury insurance, for our employees. Additionally, we provide employee liability insurance and group accident insurance for our employees and supplementary medical insurance for certain of our management, R&D and other professional personnel. Our product liability insurance covers any claims against us that arises out of defaults of our hardware. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in January 2021, or the 2021 Share Incentive Plan, which amended and restated any share incentive plan we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of those survived awards remain unchanged and continue to be effective and binding under the 2021 Share Incentive Plan. We previously issued a total of 46,566,250 to two of our shareholding vehicles, Smart Share CGY Holding Limited and Smart Share Brothers Holding Limited, for the purpose of granting share incentive awards. These ordinary shares were transferred back to our company as our treasury shares and form the initial pool of ordinary shares that can be issued under the 2021 Share Incentive Plan upon the completion of our initial public offering. As of March 31, 2023, there were options to acquire 4,211,514 Class A ordinary shares and 3,636,780 restricted shares outstanding under the 2021 Share Incentive Plan. For the years ended December 31, 2020, 2021 and 2022, we recorded RMB29.8 million, RMB30.7 million and RMB28.2 million (US$4.1 million) in share-based compensation expenses, respectively.

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

Almost all online payments for our service to users are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments by paying users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our mobile device charging services could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by paying users and location partners;
●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
●	breach of paying users’ personal information and concerns over the use and security of information collected from paying users;
●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and
●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

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

In addition to the impact of COVID-19, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, extended winter, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business and financial performance. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our power bank cabinets. These events could also result in increases in fuel (or other energy) prices or a fuel shortage, delays in the opening of our location partners, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from some suppliers or assembly partners, increased transportation costs in product delivery, and the temporary reduction in the availability of our products. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. To the extent these events result in the closure of the operation of our location partners and network partners, our administrative offices or impact one or more of our key suppliers or assembly partners, our operations and financial performance could be materially and adversely affected. Uncharacteristic or significant weather conditions and extended winter can also negatively affect consumer outdoor activity levels, user traffic to our POIs, and consumer spending patterns, which could lead to lost revenues and materially and adversely affect our results of operations. Most of our directors and senior management currently reside in Shanghai, China, and most of our system hardware and back-up systems are hosted in facilities located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China and Shanghai in particular, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

Our company is a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries are eligible to operate value-added telecommunication services which foreign-owned companies are prohibited or restricted from conducting in China. To comply with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through the VIE, which currently holds a value-added telecommunication business license. Our wholly owned subsidiary has entered into a series of contractual arrangements with the VIE and its respective shareholders. These contractual agreements enable our company to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, our company is considered to be the primary beneficiary of the VIE in China and hence consolidates its financial results as a variable interest entity under U.S. GAAP. As a result of these contractual arrangements, our company exerts control over the VIE and consolidates financial results of the VIE in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we maintained these contractual arrangements in China. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE.

Our company, the VIE and investors in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and consequently, the business, financial condition and results of operations of our PRC subsidiaries, the VIE and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributed immaterial third-party revenues in 2022. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in value-added telecommunication services, or if the PRC government otherwise finds that we, the VIE or any of our PRC subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations, on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Decision of the State Council on Revising and Repealing Certain Administrative Regulations became effective on May 1, 2022, which deletes certain provisions of the Administrative Provisions on Foreign-Invested Telecommunications Enterprises. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of the variable interest entity structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Substantial uncertainties exist in the Foreign Investment Law and the Implementation Regulations with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

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

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our control over the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and may cause delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Shanghai Zhixiang also own the majority of the voting shares of our company. The enforceability, and therefore the benefits of the VIE contractual agreements between our company and Shanghai Zhixiang depends on those individuals enforcing the contracts. Our company’s operations depend on Shanghai Zhixiang to honor its VIE contractual agreements with our company, and our company’s ability to control Shanghai Zhixiang also depends on the authorization by the shareholders of Shanghai Zhixiang to exercise voting rights on all matters requiring shareholder approval in Shanghai Zhixiang.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Even if we have received a consent letter from the spouse of an individual shareholder of the VIE where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control the VIE, including by claiming that the equity interest of the VIE held by such shareholder is part of his or her marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable, leading to legal proceedings, our business could be disrupted, our management’s attention could be distracted and we could be subject to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, although we have clauses in the contractual arrangements providing that the agreements shall have binding effects on permitted assignees and successors, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since these rules are relatively new, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to classify contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations, or whether they may be invalid in whole or in part. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The retail and consumer industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020 was severe and still had some impact in 2021 and 2022. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and enforcement of many laws, regulations and rules involves uncertainties.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries, or the VIE by the PRC government to transfer cash.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021, and further emphasized strengthening cross-border regulatory collaboration, improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and providing that efforts will be made to revise the regulations on strengthening confidentiality and file management relating to the offering and listing of securities overseas, implementing the responsibility on information security of overseas listed companies, and strengthening the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were relatively new, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions.

On February 24, 2023, the CSRC, Ministry of Finance, or the MOF, National Administration of State Secrets Protection and National Archives Administration of China, jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. Such provisions require PRC domestic companies, among others, seeking to offer and list securities in overseas markets either directly or indirectly, to establish and improve their confidentiality and archives administration systems and take other necessary measures to prevent them from disclosing state secrets and working secrets of government agencies, or undermining national or public interests.

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

The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight over the conduct of our business, and PRC regulations may affect our operations and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. In addition, our securities may decline in value or become worthless if determinations, changes, or interpretations from PRC regulatory authorities result in our inability to assert contractual control over the assets of our PRC subsidiaries. Therefore, investors of our company and our business face potential uncertainty from actions that may be taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition on being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules require overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by their shareholders as consideration to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear, and our offshore offerings may ultimately require approval of the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and five supporting guidelines, a domestic company that seeks to offer and list securities in overseas markets shall perform the filing procedure with the CSRC as per the relevant requirements of the Trial Measures, submit relevant materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholders, etc., and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures further stipulate that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect and is therefore subject to the filing requirements: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect shall be made on a substance-over-form basis. Uncertainties exist with respect to the fulfillment of such filing requirements with the CSRC when an issuer seeks to offer and list securities in overseas market, which may slow down or hinder such issuer’s ability to complete financing in the future.

Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings immediately. Additionally, such companies are required to fulfill the filing requirements when such companies conduct follow-on offerings or other activities for which filings with the CSRC are required pursuant to the Trial Measures. Failure to do so may subject a PRC domestic company to a warning or a fine between RMB1 million and RMB10 million, according to the Trial Measures. There remain uncertainties as to the interpretation and implementation of regulatory requirements and it is uncertain whether it would be possible for us or how long it will take us to complete the required procedures in case such filings are required. If we fail to complete the filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. There are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC.

Furthermore, according to the Negative List promulgated by the MOFCOM and the National Development and Reform Commission, or the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the State when listing and trading overseas and we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

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

Smart Share Global Limited is a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its net profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—Regulations Relating to Dividend Distributions.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Our PRC subsidiaries generate primarily all of their revenues in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of an employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees’ different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our company is an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE. We may make loans to our PRC subsidiaries and the VIE subject to approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or payments prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to timely complete the foreign exchange registrations and the relevant changes and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. These include the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, the PRC government authorities may strengthen oversight over foreign investment in China-based issuers like us. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of Chinese concept stocks will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by those companies limited by shares will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down on Illegal Securities Activities were issued on July 6, 2021, and no further explanation or detailed rules and regulations with respect to the opinions have been issued yet, leaving uncertainties regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities. It is possible that any new rules or regulations may impose additional requirements on us.

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

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Smart Share Global Limited is a holding company incorporated under the laws of the Cayman Islands and as such relies on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation.” In the future we intend to reinvest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, the SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under the SAT Circular 7 and SAT Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce. Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance or other functional departments of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings and cash flow;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	fluctuations in key operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow us or our failure to meet these estimates or the expectations of investors;
●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations rules or policies relevant to our business;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

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

Mr. Mars Guangyuan Cai, our chairman and chief executive officer, Mr. Peifeng Xu, our chief operating officer, and Mr. Victor Yaoyu Zhang, our chief marketing officer, beneficially owned all of our issued Class B ordinary shares. As of March 31, 2023, these Class B ordinary shares constituted 14.2% of our total issued and outstanding share capital and 62.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As of March 31, 2023, Mr. Mars Guangyuan Cai and Mr. Peifeng Xu beneficially owned 33.5% and 23.4% of the aggregate voting power of our company, respectively. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs. If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of December 31, 2022, we had 444,390,065 Class A ordinary shares and 73,973,970 Class B ordinary shares issued and outstanding, among which 134,924,572 ordinary shares were in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs and ordinary shares, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not affect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

As we are listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the Nasdaq Stock Market: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members on our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. We have relied on home country practice in not having the majority of our board of directors composed of independent directors and did not hold an annual meeting of shareholders for 2022. We may choose to follow other home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

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

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. We maintain our website at https://ir.enmonster.com.

B.Business Overview

We are a consumer tech company providing mobile device charging service through an extensive online and offline network. We provide service through our power banks, placed in POIs operated by our location partners, such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Through our mini programs, users rent our power banks to carry with them when they use our service and can return the power banks at any of our POIs, enabled by our expansive network and powerful technologies. As of December 31, 2022, we had a network of approximately 997,000 POIs covering more than 1,800 out of the 2,843 counties and county-level districts in China. We had approximately 219.4 million, 286.9 million and 333.7 million cumulative registered users as of December 31, 2020, 2021 and 2022, respectively.

We leverage advanced proprietary technologies and big-data analytics capabilities to facilitate seamless transactions, optimize hardware management and obtain valuable user insights. As of December 31, 2022, our system actively monitored and processed data from a network of approximately 6.7 million power banks. Our hardware is manufactured under industry-leading quality and safety protocols by top-tier assembly partners, with raw materials and components sourced from renowned suppliers.

There are ample opportunities for industry participants to continue expanding into existing and unaddressed use cases. Pervasive smartphone usage, dependence on mobile apps and the adoption of 5G telecommunications technology also fuel a booming demand for charging services. The growing supply of and demand for shared power banks has drived up usage among existing users and attract new users through growing accessibility, convenience, consumer habits and awareness.

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

We operate our business through direct operation and network partners. In larger cities and counties, we typically leverage both models to effectively increase our POI coverage and use our resources to better collaborate with KAs, who are location partners with expansive offline footprints and widespread brand recognition. We deploy business development personnel for the expansion, management and maintenance of our POIs, incentivized by a well-designed and ever-evolving evaluation system. We also work with network partners with local business connections and insights. We manage and evaluate network partners by the same standards as our direct operation under our operating philosophies.

We have built a distinct and vibrant lifestyle brand that differentiates us from our competitors. Our brand not only represents reliability, accessibility and quality, but also is associated with youthfulness and trendiness. Leveraging our brand reputation, we have been able to secure exclusive long-term contracts with popular domestic and global franchises, and we have established branding collaborations with industry icons.

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

How to use our products

Users start using our products by either spotting our cabinets at one of our POIs, or easily finding our cabinet locations through our mini programs, which can be accessed through WeChat, Alipay and other third-party partners. Users scan the QR codes on the cabinets to release our power banks. Our mobile device charging service is priced primarily based on thirty-minute and one-hour intervals. A deposit and payment are processed through users’ digital wallets, provided by WeChat Pay and Alipay. The deposit is waived for users who have qualified credit scores at their digital wallet service providers, as assessed by these providers.

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

Who we benefit

Users.

●	Reliable. We utilize advanced hardware management technologies, high-quality raw materials and components sourcing, and a well-designed supply chain management protocol to ensure the quality of our hardware. We strive to ensure that our cabinets are always online, with power banks fully charged and slots available for users to return power banks.
●	Accessible. With our extensive network covering every province of China, users can easily access one of our cabinets at approximately 997,000 POIs in more than 1,800 counties and county-level districts in China as of December 31, 2022. Our accessibility provides users with the peace of mind of not having to worry about their mobile devices running out of battery power.
●	Visible. Our unique placement strategy, as well as our highly distinguishable brand, appearance and name, make our products highly visible and easy to find. Our visibility eases users’ anxiety of not being able to find returning locations when they are on the go. Users can borrow and return our power banks at any of our cabinets and also have the option to keep the power banks.

Location partners.

●	Value-added services. Mobile device charging service is becoming a value-added yet necessary service to location partners. Our reliable and visible devices attract more customers to our location partners, conveniently meeting their customers’ need to recharge mobile devices.
●	User insights. We accumulate valuable user insights from our proprietary real-time hardware management technologies and business intelligence system. We are able to leverage insights on user behavior to advise location partners on operational improvement, as well as to provide them with client relationship management systems, or CRM, and location-based service capabilities.
●	Monetary incentive. We provide a source of additional income to our location partners for hosting our cabinets by paying them incentive fees, including entry fees and commissions based on certain percentages of the revenues generated by the hardware placed at their POIs.

IP partners.

●	Consumer reach. We collaborate with IP partners to initiate campaigns either through our mini programs or customized power banks. Our campaigns sometimes involve offline activities that promote our partners’ brands and products. Our extended and targeted user reach provides extensive channels for our IP partners to reach mass audiences.
●	Brand reputation. Our brand is widely associated with youthfulness and trendiness. By collaborating with us, our IP partners can boost their brand images and awareness among a coveted demographic in China.

Mini programs

Users can access our mini programs by scanning the QR codes on our cabinets, searching for or directly launching our mini programs.

Location. Upon opening the mini program, users are shown a map view with our cabinets’ locations. We also highlight the locations of customized power banks in reality, for users looking to purchase these collectibles.

Scan. By tapping the button on the bottom, users can scan the QR codes on our cabinets from the mini program. They are then shown instructions of how to use our mobile device charging service.

Nearby cabinets. By tapping the “nearby cabinets” button, users can view a list of cabinets near them.

Our Operational Models

We operate our business through direct operation and network partners. Our direct operation model is more suitable for larger urban areas and for collaborating with KAs, while our network partners excel in leveraging their local business connections and insights to expand into new location partners across China, allowing us to more quickly scale our network. We collect payments directly from users and settle with network partners periodically. For each market, we leverage our operational and data insights to pick the most suitable model or a combination of the two models, with the aim of optimizing our expansion speed and efficiency in such market.

Direct operation

Under our direct operation model, we negotiate with location partners directly. We collect fees from users via payment portals, and settle commissions with location partners according to the respective contracts. As of December 31, 2020, 2021 and 2022, approximately 61%, 62% and 47% of POIs were operated through our direct operation.

We have developed a unique operational model for our direct operation, where we hire business development personnel for the expansion, management and maintenance of our POIs. Our business development personnel are our front liners who handle our power banks and cabinets, and service our location partners daily. Their responsibilities include:

●	Business development. Our business development personnel typically have designated areas that they are responsible for. We provide business development personnel form contracts that they can use but also give them certain latitude to customize the contracts. We have also established dedicated teams of business development personnel to explore collaborative relationships with top KAs such as renowned amusement parks, hotel chains and restaurant franchises. Our business development system is easily scalable, utilizes our resources effectively and enables us to expand efficiently.
●	Power bank and cabinet maintenance. Aside from business development, business development personnel are also responsible for the management and maintenance of the cabinets and power banks. They need to ensure that the power banks and cabinets function normally. They are also in charge of moving power banks among different POIs to ensure power bank availability.
●	Location partner relationship management. Business development personnel are in charge of managing our relationships with location partners and their key contact persons. They perform regular site-checks to our POIs, and evaluate whether the POIs, our power banks and our cabinets are performing well financially. Business development personnel can switch cabinets or terminate collaborations with location partners if their financials are not satisfactory. See “—Our Operational Expertise—Dynamic business development personnel management.”

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

In the second quarter of 2022, we launched the network partner program under the direct model in order to give our direct model business development personnel an alternative avenue to effectively increase our coverage network. Because our direct model business development personnel are locally based and have extensive relationships with location partners within their region of coverage, they also accumulate relationships with potential network partners as well. Notably, their understanding of the regional competitive environment in conjunction with their ability to deploy either the direct or network partner model could enable us to more flexibly increase our market presence. This program continues to be widely popular amongst our direct model business development personnel and a driver for our network coverage expansion.

Network partners

We collaborate with third-party network partners to install cabinets and provide users mobile device charging service, as part of our effort to efficiently and rapidly expand into new location partners across China. Network partners generally purchase cabinets from us while we continue to use those cabinets to operate our business. Network partners are responsible for the placement of our cabinets in POIs. They directly negotiate contracts with location partners and are paid commissions of certain percentages of the revenues generated by the devices that they place. As of December 31, 2022, POIs operated under the network partner model reached 53%, compared to 38% as of December 31, 2021.

Network partners’ responsibilities are similar to those of our business development personnel. Network partners are responsible for business development, POI sourcing, contract negotiation, and power bank and cabinet maintenance. To ensure that network partners are successful and act in accordance with our business standard, we have designed comprehensive training sessions. See “—Our Operational Expertise—Network partner management.”

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

We pay network partners commissions from revenues generated by the power banks that they place. We directly collect almost all payments from users through their digital wallets, and settle with our network partners monthly.

Our Operational Expertise

Our management has a deep understanding of the consumer tech industry, as well as proven expertise in operating a large-scale business development network. We also leverage an array of AI-enabled technologies to boost our performance and power bank utilization, both in our direct operation and network partner models. We carefully design and continually improve an evaluation matrix to manage both our direct operation and network partner teams. Through our expertise, technologies and experience in the market, we have accumulated ample know-hows in operations and efficient business expansion.

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

Dynamic business development personnel management

We have implemented meticulously designed and ever-evolving trainings, systems and tools to assist business development personnel and the management team to achieve an optimal level of efficiency. We constantly refine our management tools and procedures to optimize our operations and adapt to the market.

Training. We have a comprehensive orientation program for the training of our business development personnel when they first join us. We also provide regular and ad hoc training sessions throughout their careers to refresh and update their knowledge with new insights that we have gathered from our operations. Our training topics include management of location partner relationships, negotiation techniques, our latest know-how in business, and any other topics that may help improve the operational efficiency. We also have an apprentice system to better on-board our business development personnel. Each of the newcomers follows an experienced business development person for two weeks before they start operating on their own.

Incentive. Our business development personnel incentive system is designed to optimize our business development personnel’s efficiency and performance by aligning their interests with ours and promoting sustainable growth. The incentive system is based on an evaluation matrix. The matrix puts an emphasis on the growth in a business development person’s total revenues generated and revenues per power bank but require business development personnel to strike a balance between expansion and profitability and make sure that our power banks and cabinets are performing well while they expand their coverage. We also track other important metrics such as POI coverage, online rate of our devices and hardware management. Business development personnel incentive is also negatively tied to location partners’ incentive fee rates. We constantly monitor and refine our business development personnel incentive system. By designing and perfecting this intricate incentive system, we encourage business development personnel to find their own balances between expansion and financial efficiency, while keeping device loss rates at low levels. Following the launch of the network partner program for our direct model, our business development personnel are able to and incentivized to acquire network partners.

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

Data-driven tools. Our business development personnel are equipped with a suite of proprietary real-time data analytics and decision-making tools empowered by our strong technology infrastructure, such as our location partner database, POI data analytics tools, and real-time power bank availability updates. These tools are consolidated into our proprietary business development personnel-facing app. Each business development employee can view the status of all the cabinets and power banks that they are in charge of, including, among others, the online rate, power bank battery usage and numbers of power banks left in cabinets. Our decision-making tools automatically generate daily to-do lists that assist business development personnel to plan their daily activities. With the assistance of these effective automation tools, business development personnel are able to actively engage with location partners and improve their performance.

Location partner and POI database. Our in-house database of location partners and POIs encourages and facilitates collaboration among business development personnel. The database contains potential target POIs. It also includes POIs that business development personnel or the management think are suitable for potential cabinet placement. A business development person can log new prospective location partners into the system for other business development personnel with better resources to explore.

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

During the year of 2022, we opened up all direct model regions to network partners in order to further extend our leading market share in existing regions. From the second quarter of 2022, we launched a new program to extract synergy between direct model and network partners by allowing our direct model personnel to leverage their own network to identify and acquire new network partners. By leveraging the scale and existing capabilities of our direct model, we have drastically accelerated the pace of our network partner acquisition. As a result, the number of POIs under the network partner model increased to 53% as of the end of 2022.

Our Technologies

We utilize an array of advanced hardware and software technologies, both proprietary and co-owned, to deliver the best user experience and operational efficiency.

Our product is empowered by our advanced technologies and big-data analytics capability. Our hardware management technology ensures seamless transaction experience by monitoring and managing our equipment in real-time, resulting in enhanced asset utilization and security, and minimized loss and damage ratios. Our big-data analytics distills valuable commercial insights from consumer data to help us make precise judgements on site selection, utilization and hardware management, among others. See “Our hardware and business intelligence system.”

Our power banks

We have designed and co-designed our power banks to make them user-friendly and deliver the best user experience. We select assembly partners and suppliers based on a variety of criteria including their industry experience and the quality of their products and services. Our power banks have the following features:

Compatibility. All of our power banks are equipped with cables that fit most of mobile devices, a first in the industry. Users can conveniently pull out the suitable cable to charge their devices.

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

Durability. Our power banks are tested to have a battery life of at least 500 full charging cycles.

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

Our cabinets

Our cabinets are the charging hubs for our power banks. All of our cabinets feature a QR code. They have slots where power banks are stored and released, in which the power banks are charged. We currently have models of cabinets with different power bank storage capacity and internet connection modes to fit every POI use case.

Similar to our power banks, our cabinets are also compatible with our technologies. They transmit data such as number of power banks stored and revenues generated. Being the hub for the power banks, our cabinets have strong online capabilities, with AI-enabled internet environment detection system to ensure that they have a high online rate.

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

Our hardware and business intelligence system

Our operational efficiency is inseparable from our technology advantages, which provide us with immense user behavior data and insights. Because of our expansive operations, as of December 31, 2022, we had in circulation 6.7 million power banks. We have built a proprietary infrastructure to support the daily operation and management of our hardware, as standardized software cannot support our fast-changing business. Our hardware management system is connected to every power bank and cabinet. When our cabinets are online, we are able to manage and analyze data collected through our cabinets. Our hardware management system is also scalable and expandable, providing a platform for potential future business expansion.

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

AI-enabled business intelligence system. Our AI-enabled business intelligence system provides us with valuable user behavior and insights in real-time. Our business development personnel, network partners and our management team are able to see our power bank and cabinet status, down to each single cabinet and its connected power banks, as well as hourly updates and live reports for any interval. The granular analysis that we are able to conduct refines our operations. Our business intelligence system generates POI activity heat maps and data analysis on targeted POI coverage, which give our business development personnel, network partners and management holistic pictures of our operations and assist them with business planning.

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

In the third quarter of 2021, we launched a new power bank optimization program. This new program dynamically calculates the suitable amount of power banks in each cabinet based on the local and historical trends. These power bank numbers are then delivered to our business development personnel to adjust the number of power bank in a certain cabinet accordingly. This new program increases the chance that our users can find a cabinet that has a power bank that is readily available for use and a cabinet that has a slot available for return. This program will help us optimize power banks to where they are needed the most instead of a standard amount in each cabinet, thereby helping increase power bank operational efficiency.

In the third quarter of 2022, we completed the development and started the mass production of our latest generation of power bank cabinets. Based on the preference of our users, these new cabinets feature redesigned bodies with a futuristic exterior design that visually differentiates our cabinets from those of our peers. We have also completely redesigned the inner parts of the new cabinets so that they can be more easily assembled for mass-production. In addition, we have updated the functionality and capabilities of our new cabinets from previous versions, with a 40% plus reduction in cost per cabinet compared to the last generation. The reduction in cost is significant and will increase asset efficiency for both our company and our network partners.

R&D team

Our R&D team consists of employees with backgrounds from various renowned technology companies. Our R&D team is responsible for the development, management and maintenance of our proprietary technologies, including smart hardware, hardware management solutions, CRM and ERP systems, order and pricing systems, operational and hardware management tools and our automated supply chain system. We have also developed proprietary AI and big data technologies to assist our operations. We have established a dedicated team of process improvement personnel to assess and upgrade our R&D process in order to optimize our R&D speed and efficiency.

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

Our hardware management technology enables us to see in precise detail the conditions and activities of our devices. We also conduct weekly demand planning meetings to collect the needs for power banks and cabinets of our business development personnel and network partners. We are therefore able to conduct refined just-in-time hardware management, reducing our warehousing costs. We currently lease warehouses with varying sizes to achieve flexibility in our storage cost. We also store some of the raw materials and components that we source from our suppliers.

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

For our existing product lines, we also have a quality assurance team that establishes, communicates and monitors quality standards by product category. Suppliers are kept apprised of quality assurance expectations through a vendor management portal. In addition, we have quality assurance personnel stationed at the facilities of our assembly partners to perform sampling inspection to ensure that our assembly partners fully adhere to our quality standards in the production process.

Our Brand

We are dedicated to building a brand that speaks to users, and aspire to become the mobile device charging brand that users prefer whenever they have a choice. Building a reputable brand also helps us establish a network effect, as people are more inclined to use our products and service as we expand. By enhancing our brand recognition, we are also able to attract more location partners, network partners and KAs to collaborate with us, further enhancing our network effect.

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

To increase the awareness of our industry and our brand, we have sponsored large offline events such as music festivals and globally renowned conferences. We choose these events carefully to fit our brand image and attract young users. We have also sponsored a host of commercial events, such as the China International Import Expo (CIIE), to further establish our brand recognitions among potential location partners.

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

Trendy In-house designs. We have also created a series of customized power banks inspired by popular themes to resonate with users. These power banks can be randomly found at different cabinets.

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

Our network configuration is secured at multiple layers to protect our databases from unauthorized access. To prevent unauthorized access to our system, we utilize a system of firewalls to separate our external-facing services from our internal systems. To minimize the risk of data loss, we conduct regular data backup and data recovery tests. We have data disaster recovery procedures in place.

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

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers and business development personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

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

We procure raw materials that are in accordance with the Restriction of Hazardous Substances Directive standard, or ROHs, of the EU and our raw material suppliers are required to be in compliance with ROHs. In addition, material parts of our products are certified by test reports issued by independent third parties. We have also ensured that our battery core and device chips are recyclable, and we dispose our hardware through government-approved recycle companies.

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

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investment means any foreign investor’s direct or indirect investment in China, including (i) establishing FIEs in China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions. Foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the State implements special administrative procedures for access to foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

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

On December 30, 2019, the MOFCOM, and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately. Where a foreign investor or a foreign-invested enterprise fails to submit the investment information as required, and fails to resubmit or correct such information after being notified by the competent commerce authority, the competent commerce authority shall order it to make corrections within 20 business days. Failure to make corrections within the specified period may subject the foreign investor to fines of up to RMB300,000, or a fine up to RMB500,000 if other severe violations exist.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism shall be established under the NDRC, which shall be led by the NDRC and MOFCOM to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, accounting and technology.

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access to foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. The Special Administrative Measures for Access of Foreign Investments (2021 Edition) was promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List 2021, and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) was promulgated on December 27, 2020 and was amended on October 26, 2022 by the MOFCOM and NDRC which became effective on January 1, 2023, which totally replaced the Catalog. According to the current regulations, any industry not listed in the Negative List 2021 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business and call center).

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party to be the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On April 7, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations was released, effective on May 1, 2022, which deletes certain provisions of the FITE Regulation, including but not limited to Article 9 of the FITE Regulation which provides that the major foreign investor in a foreign-invested telecommunications enterprise that is engaged in value-added telecommunications business shall have a record of good performance and operating experience in managing value-added telecommunications business, and revises certain provisions of the FITE Regulation, including but not limited to the definition of the Foreign-Invested Telecommunications Enterprises. In addition, according to the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, foreign ownership in entities that provide value-added telecommunication services (including the radio paging business as part of its basic telecommunications services) shall not exceed 50% ultimately, unless otherwise provided.

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

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, respectively, are the primary PRC laws governing telecommunications services and set out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on September 25, 2000 and was amended by the MII on June 11, 2001 and February 21, 2003 and amended by the MIIT on December 28, 2015 and June 6, 2019, respectively, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

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

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the internet information service is categorized into commercial internet information services and non-commercial information internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain a license for internet information provision, or the ICP License, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with relevant laws and regulations and obtain the approvals from competent governmental authorities.

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

On March 15, 2021, the SAMR promulgated the Administrative and Supervision Measures for Online Trading, which became effective on May 1, 2021, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online product operators and services providers and certain special requirements applicable to third-party platform operators.

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

On January 6, 2017, the State Administration for Industry and Commerce of PRC, or the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020 by the SAMR, further clarifying the scope of consumers’ rights to make returns without cause, including its exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise merchants for compliance with these rules.

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

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, including the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the MPS on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated and restricted from a national security standpoint.

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

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include username, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

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

On June 1, 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and require that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Cybersecurity Review Measures, or the Review Measures, which became effective on June 1, 2020 and was amended on November 16, 2021. The Review Measures establish the basic framework and principle for national security reviews of network products and services.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulates the security assessment of important data and personal information collected and generated within the territory of China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas, it shall apply to the relevant provincial department of the CAC for a security assessment when the transfer meets certain criteria.

Furthermore, on November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the MPS, and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction.

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

In June 2022, the CAC amended the Administrative Provisions on Information Services of Mobile Internet Application Programs, which came into effect on August 1, 2022, and it emphasizes that mobile internet app providers shall not compel users to agree to personal information processing out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

In addition, the MITT promulgated the Measures for Data Security Management in the Industrial and Information Technology Sector (Trial), or the Measures for Data Security Management on December 8, 2022, which became effective on January 1, 2023, and it requires that industrial and telecoms data processors shall collect data under the principles of legitimacy and rightfulness, and shall not steal or illegally collect data.

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

Regulations Relating to Anti-Monopoly

According to the PRC Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and recently amended on June 24, 2022 with effect from August 1, 2022, monopolistic activities shall include (i) monopolistic agreements between undertakings; (ii) abuse of dominant market position by undertakings; and (iii) concentration of undertakings which has or may have an effect of eliminating or restricting competition. The PRC Anti-Monopoly Law further stipulates that undertakings which hold dominant market position shall not abuse their dominant market position by taking advantage of data, algorithms, technology and platform rules and the state will strengthen anti-monopoly regulatory forces and enhance enforcement and judicature of the PRC Anti-Monopoly Law.

Where an undertaking has violated the provisions in effect by entering into and implementing a monopolistic agreement, the anti-monopoly enforcement agency may order the undertaking to stop the illegal act and confiscate the illegal income and impose a fine ranging from 1% to 10% of the sale amount of the preceding year. Where a monopolistic agreement has been entered into but has not been implemented, a fine of not more than RMB3 million may be imposed. Where an undertaking has voluntarily reported the relevant activities of entering into a monopolistic agreement to the anti-monopoly enforcement agency and provided important evidence, the anti-monopoly enforcement agency may, at its discretion, reduce or waive the punishment for such an undertaking. Where an undertaking has violated the provisions in relation to entering into and implementing a monopolistic agreement and has no sale amount in the preceding year, the anti-monopoly enforcement agency may impose a fine of not more than RMB5 million. Where the legal representative, principal and directly responsible person of an undertaking are personally responsible for entering into a monopolistic agreement, a fine of not more than RMB1 million may be imposed.

Regulations Relating to Foreign Sanctions

According to the Anti-Foreign Sanctions Law of the PRC, or the Anti-Foreign Sanctions Law, which was released by the SCNPC on June 10, 2021 and became effective on the same day, the determination, suspension, modification or cancellation of the countermeasures List and the countermeasures shall be promulgated under orders of the Ministry of Foreign Affairs or other relevant departments of the State Council. The organizations and individuals within the territory of China shall carry out the countermeasures taken by the relevant departments of the State Council. Any organization or individual violating the requirements set in the Anti-Foreign Sanctions Law will be punished by the relevant departments of the State Council in accordance with the law, and such organization or individual will be restricted or prohibited from engaging in the relevant activities. Additionally, for any act endangering the sovereignty, security and development interests of China, the relevant laws, administrative regulations and departmental rules may prescribe other necessary countermeasures in addition to the provisions of Anti-Foreign Sanctions Law.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures, which requires where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The matters reported shall be kept confidential by the competent department of commerce of the State Council and its staff members if so requested.

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

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991, and was amended on December 20, 2001, January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

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

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, the latest amendment took effect on June 1, 2021, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, respectively, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, and fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

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

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for real estate enterprises).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the negative list and the projects invested are true and in compliance with laws and regulations.

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

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development Planning Commission (which is the predecessor of the NDRC) and the MOF, and took effect on March 1, 2003 and amended by the NDRC on July 26, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amount and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Vehicles Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which was amended on October 10, 2018 and on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment on February 13, 2015 and amended on December 30, 2019 by the SAFE, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

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

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, and transfer and settlement of the relevant proceeds. The Share Option Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and legal sanctions.

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

Regulation on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures for the Outbound Investment of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No.11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulations, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a provincial branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018 and December 30, 2019, respectively, under which PRC enterprises must register their overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

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

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the MOF and the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under these measures, the validity period of the recognition as a high and new technology enterprise shall be three years from the date of issuance of the certificate. An enterprise can reapply for such recognition before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011, and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year-period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year-period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

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

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, respectively, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and became effective on the same day and as amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

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

Regulations Relating to Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be concluded in the establishment of an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements, etc.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and five supporting guidelines, a domestic company that seeks to offer and list securities in overseas markets shall perform the filing procedure with the CSRC as per the relevant requirements of such Measures, submit relevant materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholders, etc., and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures further stipulate that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect and is therefore subject to the filing requirements: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance-over-form basis.

In addition, pursuant to the Trial Measures, no overseas offering and listing shall be made under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Furthermore, after a domestic company has offered and listed securities in an overseas markets, it is required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entity as of the date of this annual report.

Smart Share Global Limited
(Cayman Island)
100%
Smart Share International Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Zhixiang Investment Co., Ltd.
("Zhixiang Investment WFOE")
Zhixiang Technology
(Shanghai) Co., Ltd.
("Zhixiang WFOE")
100%
100%
100%
Zhisheng Technology
(Tianjin) Co., Ltd.
Zhilang Technology
(Tianjin) Co., Ltd.
Zhitong (Xinyi)
Technology Co., Ltd.
Shanghai Zhixiang
Technology Co., Ltd.(1)
(the "VIE")
Notes:
Equity Interest
Contractual Arrangement

(1)

Shareholders of Shanghai Zhixiang and their respective shareholdings in Shanghai Zhixiang and relationship with our company are (i) Mars Guangyuan Cai (62.0%), our chairman and chief executive officer, (ii) Peifeng Xu (30.0%), our chief operating officer, and (iii) Victor Yaoyu Zhang (8.0%), our chief marketing officer.

Contractual Arrangements with The VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Zhixiang Investment WFOE and Zhixiang WFOE are our PRC subsidiaries, which we refer to as our WFOEs in this annual report, and they are foreign-invested enterprises under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in the PRC through the VIE based on a series of contractual arrangements by and among Zhixiang WFOE, the VIE and its shareholders.

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

Agreement that allows us to receive economic benefits from Shanghai Zhixiang

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between Zhixiang WFOE and Shanghai Zhixiang, Shanghai Zhixiang appointed Zhixiang WFOE or designee(s) as its exclusive service provider providing full business support, technology services and consultancy services, including but not limited to licensing of intellectual property rights, technology support, system maintenance, personnel training, equipment or office leasing and marketing consultancy. In exchange, Shanghai Zhixiang pays consultancy and service fees to Zhixiang WFOE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to Shanghai Zhixiang. However, Zhixiang WFOE can adjust the standard of consultancy and service fees according to the amount and content of services provided. Without the prior written consent of Zhixiang WFOE, Shanghai Zhixiang cannot accept services provided by, or establish similar cooperation relationship with, any third party. Zhixiang WFOE has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive business cooperation agreement has a term of 10 years. Zhixiang WFOE may terminate the agreement unilaterally with a 30-day prior written notice, whereas Shanghai Zhixiang cannot terminate the agreement unless Zhixiang WFOE is grossly negligent and fraudulent towards Shanghai Zhixiang.

Agreements that provide us with the option to purchase the equity interests or assets in Shanghai Zhixiang

Exclusive Asset Subscription Agreement. Pursuant to the exclusive asset subscription agreement between Zhixiang WFOE and Shanghai Zhixiang, Shanghai Zhixiang irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third party to purchase, all the intellectual property rights and all the other assets currently owned or to be owned by Shanghai Zhixiang at any time at a purchase price equal to the lowest price permissible by PRC law. Shanghai Zhixiang further undertakes that, without Zhixiang WFOE’s prior written consent, it will not, among other things, sell, transfer, pledge, or permit others to use or otherwise dispose of such assets. The exclusive asset subscription agreement has a term of 10 years and can be extended at Zhixiang WFOE’s option.

Exclusive Call Option Agreement. Under the exclusive call option agreement among Zhixiang WFOE, Shanghai Zhixiang and its shareholders, each of the shareholders of Shanghai Zhixiang irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third party to purchase, all or any part of their equity interests at any time or from time to time at a purchase price equal to the lowest price permissible by PRC law. The shareholders of Shanghai Zhixiang shall promptly give all considerations they received from the exercise of the options to Zhixiang WFOE or its designee(s). Shanghai Zhixiang and its shareholders covenant that, without Zhixiang WFOE’s prior written consent, they will not, among other things, (i) supplement or amend Shanghai Zhixiang’s articles of association, or otherwise change Shanghai Zhixiang’s registered capital or shareholding structure; (ii) sell, transfer, pledge or otherwise dispose of their assets in Shanghai Zhixiang, or create any encumbrance on their assets in Shanghai Zhixiang; (iii) incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing and those already disclosed to and approved by Zhixiang WFOE; (iv) cause Shanghai Zhixiang to enter into any material contract, being contracts with value exceeding RMB100,000, except in the ordinary course of business; (v) procure Shanghai Zhixiang to provide any financing or extend any credit to any third party; (vi) merge or consolidate Shanghai Zhixiang with any other entity or acquire or invest in any other entity; (vii) wind up, liquidate or dissolve Shanghai Zhixiang; and (viii) distribute any dividend. However, upon request by Zhixiang WFOE, Shanghai Zhixiang shall immediately distribute all distributable profits to its shareholders.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.Property, Plant and Equipment

Our headquarters is located in Shanghai, China, where we lease and occupy approximately 1,868 square meters as office space. We have also leased an aggregate of approximately 30,000 square meters of office spaces in most of the cities and counties where we have direct operations. Our leases properties in the PRC are primarily used for office, business and warehousing purposes. We lease our warehouses on a need-basis according to our hardware and operations. The relevant office lease agreements expire between 2023 and 2024.

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

A.Operating Results

Overview

We are a consumer tech company providing mobile device charging service through an extensive online and offline network. We provide service through our power banks, placed in points of interests, or POIs, operated by our location partners, such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Through our mini programs, users rent our power banks to carry with them when they use our service and can return the power banks at any of our POIs, enabled by our expansive network and powerful technologies. As of December 31, 2022, we had a network of approximately 997,000 POIs covering more than 1,800 out of the 2,843 counties and county-level districts in China. We had approximately 219.4 million, 286.9 million and 333.7 million, cumulative registered users as of December 31, 2020, 2021 and 2022, respectively.

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

Sales and marketing expenses comprise a significant portion of our operating expenses, consisting primarily of incentive fees that we pay our location partners and network partners and compensation that we pay our business development personnel. For both direct operation and the network partner models, we collect payments from users directly, and settle with location partners and network partners periodically. We incur business development personnel compensation expenses only under direct operation. Business development personnel compensation, including incentives, is calculated based on our carefully designed evaluation matrix, which aligns their interest with ours to ensure efficiency and sustainable growth. Under the direct operation model, we pay location partners commission fees based on percentages of the revenues generated by the cabinets placed at their POIs. For certain location partners, we also pay entry fees, based on our projected revenues of the POIs, in order to secure our collaboration with them. Incentive fees to location partners, including entry fees and commissions, as percentages of revenues generated by our devices placed at their venues generally range between 50% and 70% during periods without significant COVID-19 outbreaks. Under the network partner model, we pay network partners monthly commissions based on percentages of the revenues generated by the cabinets that they place. Commission rates for network partners generally range between 75% and 95%. Network partners settle commissions with the location partners that they cover. We do not directly pay location partners under the network partner model.

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

Major Factors Affecting Our Results of Operations

Our industry and our operations are significantly influenced by the general economic conditions. The mobile device charging service only pertains to public areas for business or leisure. The more people stay at home or offices, the less likely they will need our services. Our industry is generally affected by the popularity and the prevalence of smart mobile devices. The development of battery technologies also influences our industry. Technological advancements that improve battery capacity, power conservation, energy efficiency or charging speed, or otherwise lessen consumers’ need for mobile device charging, may decrease consumer demand for power banks. Developments in the power bank technologies which make them more affordable to own and easier to carry around may also affect our industry negatively.

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

Available-for-use power banks. We define available-for-use power banks as of a certain date as the number of power banks in circulation for that day. A power bank is in circulation for a day if it has been stored in a POI’s cabinet or in the possession of a user during the course of utilizing our mobile device charging service for that day.

The number of POIs and available-for-use power banks are two important measures of our expansion and geographic coverage and in turn, our ability to attract more users and location partners and create a network effect. We believe our uniquely designed business development personnel system and network partner model are effective in helping us expand our coverage. As of December 31, 2020, 2021 and 2022, our services were available in approximately 1,500, 1,700 and 1,800 out of the 2,843 counties and county-level districts in China. As of December 31, 2020, 2021 and 2022, our power banks were available in over 664,000 POIs, over 845,000 POIs and approximately 997,000 POIs, respectively representing a growth rate of approximately 27.2% from 2020 to 2021 and approximately 18.0% from 2021 to 2022. As of December 31, 2020, 2021 and 2022, our available-for-use power banks were 5.4 million, 5.7 million and 6.7 million, respectively, representing a growth rate of 6.1% from 2020 to 2021 and 17.9% from 2021 to 2022.

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

Revenues per power bank is a key measure of the efficiency of our business expansion. We believe that our tried-and-true location partner selection strategies, our business development personnel incentive system and our network partner model can help us expand sustainably. Our ability to set the optimal pricing strategies is also crucial to the utilization rate of our power banks. In 2020, 2021 and 2022, our average revenues per power bank were RMB563, RMB644 and RMB454, respectively, representing an increase of 14.4% year-over-year in 2021 as a result of the recovery from the impact of COVID-19 during the first half of 2021 and partially offset by the continuous negative impact of regional COVID-19 outbreaks in the second half of 2021 and a decrease of 29.5% in 2022 as a result of the impact of regional COVID-19 outbreaks throughout 2022, resulting in the general decline in offline foot traffic.

Our ability to efficiently control the overall incentive fees while expanding our partner network

Our ability to control our overall incentive fee level paid to location partners and network partners is imperative to maintaining healthy financial margins. The incentive fees we pay to location partners consist of entry fees and commissions based on certain percentages of the revenues generated by the power banks placed at their locations. We intend to collaborate with top-tier brands which may require higher entry fees. The incentive fees we pay to network partners include commissions based on certain percentages of the revenues generated by the power banks which are managed by them. We use incentive fee rate as a metric to track our mobile device charging service. Incentive fee rate in a given period is defined as the result of dividing the incentive fees to location partners and network partners in the period by the revenues generated through the mobile device charging service in the same period. Incentive fee rates are impacted by industry competition, as we need to offer competitive packages to our location partners and network partners to ensure effective expansion and retention. Our incentive fee rates in 2020, 2021 and 2022 were 58.1%, 61.1% and 75.1%, respectively. Among the total incentive fees, our commission rates, calculated by dividing the commissions paid to location partners and network partners in a given period by revenues from mobile device charging service in the same period, to location partners and network partners were relatively stable at 44.1% and 47.8% in 2020 and 2021, respectively, and increased to 67.2% in 2022. The increase from 2021 to 2022 was primarily attributable to the decrease in mobile device charging service revenue, which was negatively impacted by the outbreaks of COVID-19 in 2022, and the increase in POIs under the network partner model. Our entry fee rates, calculated by dividing the entry fees paid to location partners in a given period by revenues from mobile device charging service in the same period, decreased from 14.0% in 2020 to 13.3% in 2021 to 7.9% in 2022. The decrease from 2020 to 2021 was attributable to the recovery in revenue from the impact of COVID-19 during the first half of 2021 and the increase in the usage of variable commissions in place of fixed entry fees for new signings, partially offset by the continuous negative impact of regional COVID-19 outbreaks in the second half of 2021. The decrease from 2021 to 2022 was primarily attributable to the decrease in the adoption of fixed entry fees for new signings. The following table sets forth the components of our incentive fees paid to location partners and network partners by amounts and percentages of our total incentive fees paid to location partners and network partners for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Incentive fees paid to location partners and network partners
Entry fees	380,257	24.1	459,737	21.8	217,819	31,581	10.5
Commissions	1,196,308	75.9	1,653,037	78.2	1,851,283	268,411	89.5
Total	1,576,565	100.0	2,112,774	100.0	2,069,102	299,992	100.0

We believe that our network effect and leading position in the number of POIs covered contributes to our ability to effectively negotiate with location partners and network partners, and our ability to control raw material and manufacturing costs enhances our ability to offer attractive incentive fee rates.

Effective control over material and manufacturing costs

A significant portion of our cost of revenues is the depreciation cost of our power banks and cabinets. We currently depreciate our power banks on a three-year basis, and our cabinets on a four- to five-year basis. Our ability to control our material and manufacturing costs significantly impacts our performance. We negotiate with all of our key material suppliers directly and have adopted a contract-based outsourcing model for the manufacturing of our devices. By directly negotiating, and sometimes directly procuring, materials from suppliers, we are able to optimize our procurement cost and ensure our product quality. We have also partnered with some of our assembly partners to design more intelligent and streamlined production processes in order to lower manufacturing costs. In 2020, 2021 and 2022, the depreciation costs of our cabinets and power banks as percentages of revenues generated from the mobile device charging service and power bank sales for the respective periods were 10.0%, 8.8% and 12.3%, respectively. The decrease from 2020 to 2021 was primarily due to the recovery from the initial COVID-19 impact and the implementation of the power bank optimization program that dynamically adjusts the suitable number of power banks in a given cabinet based on localized usage trends. The increase from 2021 to 2022 was primarily due to the decrease in revenue as a result of COVID-19 outbreaks and the increase in the number of cabinets and power banks within the mobile device charging service network.

Impact of COVID-19 On Our Operations

The outbreak of COVID-19 has severely impacted China and the rest of the world. In an effort to contain the spread of COVID-19, China took precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others. During the period from July 2021 to December 2022, the emergence of new variants of COVID-19 and regional breakouts in China continued to adversely impact our business not only in the regions with COVID-19 flare-ups, but also in the surrounding areas of the flare-ups. These regional COVID-19 outbreaks in various cities resulted in a significant drop in offline foot traffic as people were more likely to stay at home due to the restrictions implemented by the government in public places to contain the spread of COVID-19. Also, affected by the restrictions on mobility and reduction of offline foot traffic, many of our location partners reduced operating hours on occasion or closed their operations temporarily or permanently. As a result of the closure and general decline in offline foot traffic, our revenues and average revenues per power bank decreased significantly in the first half of 2020, the second half of 2021 and the full year of 2022. During the second half of 2021 and throughout 2022, COVID-19 outbreaks across China resulted in restrictions which then significantly reduced the growth rate of our POI coverage, the utilization rate of our power banks and our overall financial performance. Our ability to expand our business was also affected. Many of our business development personnel could not travel to meet with potential location partners and network partners during the second half of 2021 and throughout 2022, limiting the expansion rate for our POI count. Due to the general decline in offline foot traffic during the COVID-19 outbreaks, the number of POIs with enough offline foot traffic to support our mobile device charging service decreased, which negatively impacted the expansion rate of our POI network. As a result, our business and results of operations have also been negatively affected, mainly in the first half of 2020, second half of 2021 and the full year of 2022.

At the end of 2022, China began to modify its COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. After the lifting of travel restrictions and quarantine requirements, there was a significant increase in active COVID-19 cases throughout China, which also adversely impacted the recovery in offline foot traffic in December 2022 and the first quarter of 2023.

We undertook a series of mitigating actions to alleviate the impact of COVID-19 on our business during the initial COVID-19 outbreak in 2020. Through our business development personnel, we terminated contracts with certain under-performing location partners and retrieved our devices to prevent hardware losses. To ease our cash flow burdens, we lowered commissions of certain location partners and took out loans from banks. Compared to that in the fourth quarter of 2019, our commissions paid to location and network partners decreased by 57.6% in the first quarter of 2020 and 8.5% in the second quarter of 2020. On the supply side, we negotiated with our suppliers to extend certain payables. After the emergence of new variants of COVID-19 during the period from July 2021 to December 2022, we introduced a number of measures dedicated to decreasing the share of fixed expenses as a percentage of revenue to mitigate the impact of regional COVID-19 outbreaks, which resulted in the decline in entry fee rate in 2022. We also quickly expanded our coverage through the network partners model in 2022. As of December 31, 2022, POIs operated under the network partner model reached 53%, compared to 38% as of December 31, 2021. This growth momentum in network partner is partly fueled through the newly launched program in April 2022 allowing our direct model business development personnel to acquire network partners and the increase in POIs brought by the network partners development team. In the third quarter of 2022, we also started the mass production of our latest generation of cabinets with a significant decline in production costs, enhancing our asset efficiency and our ability to acquire new network partners. Measures such as the implementation of our power bank optimization program and the introduction of our latest generation of cabinets to further increase our asset utilization efficiency, the reduction in fixed entry fees as a percentage of total incentive fees by increasing the usage of variable commissions in lieu of fixed entry fees for new signings, the increasing contribution of our network partner model which is less susceptible to the COVID-19 impact and the upgrade in our back-end systems to enhance automation and operational efficiency, all help us mitigate the impact of COVID-19 outbreaks on our business.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Mobile device charging business	2,711,541	96.5	3,455,797	96.4	2,754,143	399,313	97.0
Power bank sales	77,598	2.8	102,857	2.9	59,476	8,623	2.1
Others	20,220	0.7	26,737	0.7	24,571	3,562	0.9
Total revenues	2,809,359	100.0	3,585,391	100.0	2,838,190	411,498	100.0

Cost of revenues

Our cost of revenues primarily consists of depreciation of power banks and cabinets, cost of power banks sold and other expenses directly attributable to our operations. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Depreciation	279,682	10.0	313,196	8.7	346,319	50,212	12.2
Cost of power banks sold(1)	94,319	3.4	108,280	3.0	83,251	12,070	2.9
Others	56,772	2.0	135,701	3.8	127,353	18,464	4.5
Total	430,773	15.4	557,177	15.5	556,923	80,746	19.6

Note:

(1)	Including cost of power banks sold and written-off of power banks kept by users who forfeit their deposits.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Incentive fees to location partners and network partners	1,576,565	74.3	2,112,774	71.6	2,069,102	299,992	76.3
Compensation for business development personnel	396,777	18.7	604,822	20.5	503,572	73,011	18.6
Others	147,664	7.0	233,376	7.9	139,656	20,248	5.1
Total	2,121,006	100.0	2,950,972	100.0	2,712,330	393,251	100.0

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

Hong Kong

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to us is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements as the subsidiary in Hong Kong S.A.R. have no assessable profits for the years ended December 31, 2020, 2021 and 2022.

China

Generally, our PRC subsidiaries and VIE are subject to the PRC Enterprise Income Tax Law at the statutory income tax rate of 25%.

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Our subsidiaries and VIE in the PRC are subject to a uniform income tax rate of 25% for all periods presented. Shanghai Zhixiang was entitled to be “Software Enterprise.” According to the EIT Law and relevant regulations, from 2019, Shanghai Zhixiang could enjoy a tax holiday of two-year EIT exemption and subsequently three-year 12.5% preferential tax rate. Meanwhile, in 2022, Shanghai Zhixiang also applied for its qualification as High and New Technology Enterprise (“HNTE”) and is entitled to a preferential income tax rate of 15% from 2022 to 2024 as long as it maintained its qualification for HNTE that is subject to verification by competent authorities and renewals every three years.

Our mobile device charging service and other services are subject to value added tax, or VAT, at the rate of 6%, and our power bank sales are subject to VAT at the rate of 13%, for general VAT payer entities in accordance with PRC tax rules.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income. If our Hong Kong subsidiaries satisfy satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. A Hong Kong entity is required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

If our holding company in the Cayman Islands were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Mobile device charging business	2,711,541	96.5	3,455,797	96.4	2,754,143	399,313	97.0
Power bank sales	77,598	2.8	102,857	2.9	59,476	8,623	2.1
Others	20,220	0.7	26,737	0.7	24,571	3,562	0.9
Total revenues	2,809,359	100.0	3,585,391	100.0	2,838,190	411,498	100.0
Cost of revenues(1)	(430,773)	(15.4)	(557,177)	(15.5)	(556,923)	(80,746)	(19.6)
Research and development expenses(1)	(70,938)	(2.5)	(93,882)	(2.6)	(90,656)	(13,144)	(3.2)
Sales and marketing expenses(1)	(2,121,006)	(75.5)	(2,950,972)	(82.3)	(2,712,330)	(393,251)	(95.6)
General and administrative expenses(1)	(79,600)	(2.8)	(118,973)	(3.3)	(112,403)	(16,297)	(4.0)
Other operating income	24,790	0.9	26,614	0.7	12,876	1,867	0.5
Income/(loss) from operations	131,832	4.7	(108,999)	(3.0)	(621,245)	(90,073)	(21.9)
Interest and investment income	10,271	0.4	30,560	0.9	52,389	7,596	1.8
Interest expense to third parties	(39,596)	(1.4)	(38,051)	(1.1)	(31,282)	(4,535)	(1.1)
Interest expense to a related party	(1,032)	(0.0)	—	—	—	—	—
Foreign exchange (losses)/gains, net	(485)	(0.0)	(7,935)	(0.2)	3,787	549	0.1
Other (expenses)/income, net	443	0.0	(190)	(0.0)	(413)	(60)	(0.0)
Change in fair value of warrant liabilities	(7,442)	(0.3)	—	—	—	—	—
Income/(loss) before income tax expense	93,991	3.4	(124,615)	(3.4)	(596,764)	(86,523)	(21.0)
Income tax expense	(18,564)	(0.7)	—	—	(114,476)	(16,597)	(4.0)
Net income/(loss)	75,427	2.7	(124,615)	(3.4)	(711,240)	(103,120)	(25.1)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
General and administrative expenses	24,015	23,688	21,383	3,100
Research and development expenses	1,378	1,462	1,679	244
Sales and marketing expenses	4,144	5,252	4,983	722
Cost of revenues	218	271	200	29
Total	29,755	30,673	28,245	4,095

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 20.8% from RMB3,585.4 million in 2021 to RMB2,838.2 million (US$411.5 million) in 2022. This decrease was primarily driven by the decrease in revenues from our mobile device charging business. Revenues generated from our mobile device charging service decreased by 20.3% from RMB3,455.8 million in 2021 to RMB2,754.1 million (US$399.3 million) in 2022. This decrease was primarily due to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of mainland China. As of December 31, 2022, our power banks were available in approximately 997,000 POIs, compared with over 845,000 POIs as of December 31, 2021, representing a growth rate of approximately 18.0%. As of December 31, 2021 and 2022, our available-for-use power banks were 5.7 million and 6.7 million, respectively, representing a growth rate of 17.9%. Such increase was offset by the negative impact of the emergence of new variants of COVID-19 and regional breakouts in China in 2022.

Cost of revenues

Our cost of revenues remained relatively stable at RMB556.9 million (US$80.7 million) in 2022, compared to RMB557.2 million in 2021.

Research and development expenses

Our research and development expenses decreased by 3.4% from RMB93.9 million in 2021 to RMB90.7 million (US$13.1 million) in 2022. This decrease was primarily due to the decrease in system and personnel related expenses.

Sales and marketing expenses

Our sales and marketing expenses decreased by 8.1% from RMB2,951.0 million in 2021 to RMB2,712.3 million (US$393.3 million) in 2022. This decrease was primarily due to the decrease in incentive fees paid to location partners and network partners from the decrease in mobile device charging business revenues, which decreased by 2.1% from RMB2,112.8 million in 2021 to RMB2,069.1 million (US$300.0 million) in 2022, and the decrease in personnel related expenses. Our incentive fees include both commissions and entry fees. The incentive fee rates in 2021 and 2022 were 61.1% and 75.1%, respectively. Among the total incentive fees, our commissions to location partners and network partners increased by 12% from RMB1,653.0 million in 2021 to RMB1,851.3 million (US$268.4 million) in 2022 with the commission rates being 47.8% and 67.2% in 2021 and 2022, respectively. The increase in commissions to location partners and network partners was mainly due to the general increase in our POIs and the launch of our network partner campaign which is tailored to help us better attract high-quality network partners across China to help us further increase our POI coverage. Our entry fees to location partners decreased by 52.6% from RMB459.7 million in 2021 to RMB217.8 million (US$31.6 million) in 2022 and the entry fee rates decreased from 13.3% in 2021 to 7.9% in 2022. The decrease in entry fee and entry fee rates were mainly due to the increase in the usage of variable commissions in place of fixed entry fees for new signings, which we have actively promoted in order to better mitigate the impact of regional COVID-19 outbreaks.

General and administrative expenses

Our general and administrative expenses decreased by 5.5% from RMB119.0 million in 2021 to RMB112.4 million (US$16.3 million) in 2022. This decrease was primarily due to the decrease in personnel related expenses, which was partially offset by the increase in professional service expenses.

Other operating income

Other operating income decreased by 51.6% from RMB26.6 million in 2021 to RMB12.9 million (US$1.9 million) in 2022. This decrease was primarily due to the decrease in VAT refund received from local governments.

Income/(Loss) from operations

As a result of the foregoing, we earned loss from operations of RMB109.0 million in 2021, and loss from operations of RMB621.2 million (US$90.1 million) in 2022. The loss from operations was primarily attributable to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of mainland China.

Income tax expense

We incurred income tax expense of nil in 2021 and RMB114.5 million in 2022. The effective tax rate of nil in 2021 was lower than the statutory income tax rate of 25% primarily because of unrealizable net operating loss incurred. The effective tax rate of (19%) in 2022 was lower than the statutory income tax rate of 25% primarily due to the change in reserves for uncertain tax positions.

Net income/(loss)

As a result of the foregoing, we generated net loss of RMB124.6 million in 2021 and loss of RMB711.2 million (US$103.1 million) in 2022.

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 27.6% from RMB2,809.4 million in 2020 to RMB3,585.4 million in 2021. This increase was primarily driven by the increase in revenues from mobile device charging business. Revenues generated from our mobile device charging service increased by 27.4% from RMB2,711.5 million in 2020 to RMB3,455.8 million in 2021. This increase was primarily due to the recovery from COVID-19 during the first half of 2021 and the increases in the number of POIs and available-for-use power banks. As of December 31, 2021, our power banks were available in over 845,000 POIs, compared with over 664,000 POIs as of December 31, 2020, representing a growth rate of approximately 27.3%. As of December 31, 2020 and 2021, our available-for-use power banks were 5.4 million and 5.7 million, respectively, representing a growth rate of 6.1%. Such increase was partially offset by the negative impact of the emergence of new variants of COVID-19 and regional breakouts in China in the second half of 2021.

Cost of revenues

Our cost of revenues increased by 29.3% from RMB430.8 million in 2020 to RMB557.2 million in 2021. This increase was primarily due to the increase in operational scale resulting in an increase in depreciation and maintenance cost.

Research and development expenses

Our research and development expenses increased by 32.3% from RMB70.9 million in 2020 to RMB93.9 million in 2021. This increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses

Our sales and marketing expenses increased by 39.1% from RMB2,121.0 million in 2020 to RMB2,951.0 million in 2021. This increase was primarily due to the increase in incentive fees paid to location partners and network partners from the increase in mobile device charging business revenues, which increased by 34.0% from RMB1,576.6 million in 2020 to RMB2,112.8 million in 2021, and the increase in personnel related expenses. Our incentive fees include both commissions and entry fees. The incentive fee rates in 2020 and 2021 were 58.1% and 61.1%, respectively. Among the total incentive fees, our commissions to location partners and network partners increased by 38.2% from RMB1,196.3 million in 2020 to RMB1,653.0 million in 2021 with the commission rates being 44.1% and 47.8% in 2020 and 2021, respectively. The increase in commissions to location partners and network partners was mainly due to the general increase in our POIs and the launch of our network partner campaign which is tailored to help us better attract high-quality network partners across China to help us further increase our POI coverage. Our entry fees to location partners increased by 20.9% from RMB380.3 million in 2020 to RMB459.7 million in 2021 and the entry fee rates decreased from 14.0% in 2020 to 13.3% in 2021. The increase in entry fee was mainly due to new collaborations with several KAs, for which we incurred higher entry fees, and the general increase in our POIs. The decrease in entry fee rates was primarily due to the lower-than-expected revenues in the first half of 2020 due to the impact of the COVID-19 pandemic. Starting in the second quarter of 2021, we have actively promoted the reduction in fixed entry fees as a percentage of total incentive fees by increasing the usage of variable commissions in place of fixed entry fees for new signings in order to better mitigate the impact of regional COVID- 19 outbreaks.

General and administrative expenses

Our general and administrative expenses increased by 49.5% from RMB79.6 million in 2020 to RMB119.0 million in 2021. This increase was primarily due to the increase in personnel related expenses and professional service expenses.

Other operating income

Other operating income increased by 7.4% from RMB24.8 million in 2020 to RMB26.6 million in 2021. This increase was primarily due to the increase in VAT refund received from local governments.

Income/(Loss) from operations

As a result of the foregoing, we earned income from operations of RMB131.8 million in 2020, and loss from operations of RMB109.0 million in 2021. The loss from operations was primarily attributable to the impact of regional COVID-19 outbreaks in China in the second half of 2021.

Income tax expense

We incurred income tax expense of RMB18.6 million in 2020 and nil in 2021. The effective tax rate of 20% in 2020 was lower than the statutory income tax rate of 25% primarily because of the permanent difference caused by the R&D super deduction and tax holidays offered for the VIE, offset by the difference in tax rates of the group entities outside PRC. The effective tax rate of nil in 2021 was lower than the statutory income tax rate of 25% primarily because of unrealizable net operating loss incurred.

Net income/(loss)

As a result of the foregoing, we generated net income of RMB75.4 million in 2020 and net loss of RMB124.6 million in 2021.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	536,118	226,778	708,142	102,670
Net cash used in investing activities	(261,487)	(1,714,287)	(1,023,997)	(148,465)
Net cash generated from/(used in) financing activities	654,571	1,563,397	(78,454)	(11,374)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(6,234)	(42,794)	42,095	6,103
Net increase/(decrease) in cash, cash equivalents and restricted cash	922,968	33,094	(352,214)	(51,066)
Cash, cash equivalents and restricted cash at the beginning of the year	380,533	1,303,501	1,336,595	193,788
Cash, cash equivalents and restricted cash at the end of the year	1,303,501	1,336,595	984,381	142,722

We have financed our operating and investing activities mainly through cash generated from operating activities during the fiscal year ended December 31, 2022. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were RMB1,252.5 million, RMB1,296.9 million and RMB 948.8 million (US$137.6 million), respectively. Our cash and cash equivalents generally consist of cash on hand and demand deposits placed with banks and third-party payment processors that have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2020, 2021 and 2022, our restricted cash was RMB51.0 million, RMB19.7 million and RMB14.6 million (US$2.1 million), respectively. Our restricted cash mainly consists of deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by our business partners. As of December 31, 2020, 2021 and 2022, our short-term investments were RMB170.6 million, RMB1,418.7 million and RMB2,091.2 million (US$303.2 million), respectively. Short-term investments primarily consist of investments in financial products issued by banks or other financial institutions with original maturities between one month and one year.

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

As of December 31, 2022, 97.8% of our cash, cash equivalents and restricted cash were denominated in Renminbi. As of December 31, 2022, an insignificant portion of cash and cash equivalents were held by the VIE.

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

Operating activities

Net cash generated from operating activities in 2022 was RMB708.1 million (US$102.7 million), as compared to net loss of RMB711.2 million (US$103.1 million) in the same period. The difference was primarily the result of:

(i)	adjustments for non-cash items that primarily include depreciation and amortization expense of RMB421.3 million (US$61.1 million) amortization and impairment of prepayments to location partners and amortization of entry fees of RMB571.6 million (US$82.9 million); and
(ii)	change in assets and liabilities mainly resulted from an increase in tax payables, other non-current liabilities as well as accounts payable and notes payable of RMB514.7 million (US$74.6 million), partially offset by an increase in other non-current assets of RMB127.2 million (US$18.4 million).

Net cash generated from operating activities in 2021 was RMB226.8 million, as compared to net income of RMB536.1 million in the same period. The difference was primarily the result of:

(i)	adjustments for non-cash items that primarily include depreciation and amortization expense of RMB396.9 million as well as amortization of entry fees and prepayments to location partners of RMB626.1 million; and
(ii)	change in assets and liabilities mainly resulted from an increase in prepayments and other current and non-current assets of RMB828.4 million, partially offset by an increase in accounts and notes payable of RMB45.4 million. The increase in prepayments and other current assets was primarily due to an increase in upfront incentive fees to location partners. The increase in accounts and notes payable was primarily due to increase in commission payables to location partners and network partners.

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

Investing activities

Net cash used in investing activities in 2022 was RMB1,024.0 million (US$148.5 million), consisting of RMB7,689.4 million (US$1,114.9 million) used to purchase of short-term investments and RMB439.6 million (US$63.7 million) used to purchase of property, equipment and software from third parties, partially offset by RMB7,104.6 million (US$1,030.1 million) from proceeds from maturities of short-term investments.

Net cash used in investing activities in 2021 was RMB1,714.3 million, consisting of RMB209.4 million used to purchase of property, equipment and software from a related party, RMB263.0 million used to purchase of property, equipment and software from third parties, and RMB2,223.9 million used to purchase of short-term investments, partially offset by RMB982.0 million from maturities of short-term investments.

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

Financing activities

Net cash used in financing activities in 2022 was RMB78.5 million (US$11.4 million), consisting primarily of RMB60.5 million (US$8.8 million) of repayment to financing from network partners, and RMB19.7 million (US$2.9 million) of repurchasing of Class A ordinary shares.

Net cash generated from financing activities in 2021 was RMB1,563.4 million, consisting primarily of RMB793.8 million of proceeds from issuances of Series D-2 preferred shares, RMB896.3 million of net proceeds from IPO, partially offset by RMB95.1 million of repayment to financing from network partners, and RMB24.5 million of repayment of borrowings to third parties.

Net cash generated from financing activities in 2020 was RMB654.6 million, consisting primarily of RMB718.1 million of proceeds from issuances of Series D-1 preferred shares, RMB169.5 million of proceeds from borrowings from third parties and RMB115.4 million of proceeds of financing from network partners, partially offset by RMB336.0 million of repayment of borrowings to third parties.

Material Cash Requirements

We made capital expenditures of RMB394.6 million in 2020, RMB472.4 million in 2021 and RMB442.9 million (US$64.2 million) in 2022, respectively. In the years of 2020, 2021 and 2022, our capital expenditures primarily incurred for purchasing raw materials and components from suppliers for the manufacturing of our power banks and cabinets, purchasing computer and electronic equipment and other production tools and software. We funded our capital expenditures primarily with net cash flows generated from operating activities.

We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our material cash requirements as of December 31, 2022, and any subsequent interim period primarily include our operating lease obligations, purchase obligations and financing payable.

Our operating lease obligations primarily consist of minimum payments under non-cancelable operating leases related to offices and warehouses.

Our purchase obligations primarily include our commitment to purchase power banks and cabinets.

Our financing payable primarily relates to the financing payables recognized from the lease arrangements with our network partners associated with the cabinet sales. The maturities of the financing payables are estimated based on projected lease repayment amounts during the useful life of the cabinets.

The following table sets forth our contractual obligations as of December 31, 2022:

		Within one	One to three	Three to five	More than five
	Total	year	years	years	years

	(RMB in thousands)
Operating lease obligations	13,983	13,660	323	—	—
Purchase of equipment	109,638	109,638	—	—	—
Financing payable	116,774	84,418	31,914	442	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

Holding Company Structure

Our company is a holding company with no material operations of its own. We currently conduct our operations through our PRC subsidiaries and the VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022, that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Research and Development expenses

Research and product development expenses include employee wages and other compensation related expenses for our research and product development personnel, as well as office rental, depreciation and related expenses and travel related expenses for our research and product development team. We recognizes software development costs in accordance with ASC 350-40 “Software—internal use software.” We expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development.

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

Internal rate of return associated with the finance lease

Under the network partner model, we sell the cabinets to majority of network partners, but retain all the output derived from the cabinets, whose only potential use is to store, charge, and process our proprietary power banks, for an indefinite period. We have determined that this right of use should be accounted for as an embedded lease for the estimated useful life of the cabinets. Since the embedded lease of the cabinets would be classified as a finance lease, we account for the proceeds from the network partners as a financing transaction rather than as a sale of the cabinets.

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

We regularly evaluate the effective interest rate against the actual lease repayments and prospectively adjust the effective interest rate as necessary. For the periods presented, there was no material change in the effective interest rate. For the years ended December 31, 2020, 2021 and 2022, the weighted average effective interest rate was 23%, 24% and 21%, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies — (af) Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mars Guangyuan Cai	40	Chairman of the board of directors and Chief Executive Officer
Peifeng Xu	35	Director and Chief Operating Officer
Maria Yi Xin	38	Director and Chief Financial Officer
Xiao Xiao	38	Director
Feng Zhang	53	Director
Onward Choi	52	Independent Director
Jiawei Gan	53	Independent Director
Benny Yucong Xu	45	Independent Director
Victor Yaoyu Zhang	30	Chief Marketing Officer
Xiaowei Li	41	Chief Technology Officer

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

Ms. Maria Yi Xin is our partner, and has been serving as our chief financial officer since June 2020 and our director since December 2020. Ms. Xin has over 10 years of experience in corporate finance and capital markets with US-listed companies. Prior to joining us, Ms. Xin held various key roles, including chief financial officer and vice president of investor relations, strategic investments and international media, at Tuniu Corporation from December 2013 to May 2020. Prior to her tenure at Tuniu Corporation, Ms. Xin worked in equity research at China Renaissance (HKEx: 1911), a leading financial institution in China. She served as several key investor relations roles in the company such as E-Commerce China Dangdang Inc., a leading business-to-consumer e-commerce company in China and New Oriental Education and Technology Group Inc. (NYSE: EDU ; HKEx: 9901). Ms. Xin received bachelor’s degrees in economics and law from Nankai University in China in 2007.

Ms. Xiao Xiao has been serving as our director since December 2022. Ms. Xiao currently serves as an investment director at Alibaba Group Holding Ltd. (NYSE: BABA; HKEx: 9988), where she has served since 2020. Prior to that, Ms. Xiao had a career spanning across key roles at a number of companies, including Cathay Capital and Fresh Capital. Ms. Xiao received a bachelor’s degree in engineering from Tsinghua University and an MBA from the Hong Kong University of Science and Technology.

Mr. Feng Zhang has been serving as our director since July 2017. Mr. Zhang joined Xiaomi Corporation (HKEx: 1810) since September 2016 and currently serves as the group partner and senior vice president. Mr. Zhang has spent over 20 years in the mobile phone and communication industry. He founded Jiangsu Zimi Electronic Technology Co. Ltd. and served as its general manager in 2013, and the company later became one of Xiaomi’s wholly owned subsidiaries in 2021. Prior to that, Mr. Zhang served as various roles, including engineer, R&D manager, supply chain director, vice president and general manager, at Inventec group’s Nanjing branch for almost 20 years from 1993 to 2012. Mr. Zhang received a bachelor’s degree in radio electronics from University of Shanghai for Science and Technology in 1991.

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

Mr. Benny Yucong Xu has served as our independent director since March 2021. Mr. Xu has spent over two decades at Unilever and rose through the ranks. He has served as the vice president of the food & refreshment division at Unilever North Asia since July 2019 and had various other roles with Unilever in the past, including marketing management trainee, brand manager and brand director at Unilever China, Asia and Global. Mr. Xu received his bachelor’s degree in mass communication and media from Shanghai International Studies University in June 2000.

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

B.Compensation

For the years ended December 31, 2022, we paid an aggregate of RMB9.3 million (US$1.4 million) in cash to our executive officers, and RMB1.2 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Share Incentive Plan

In January 2021, our shareholders and board of directors approved a share incentive plan, which we refer to as the 2021 Share Incentive Plan in this annual report, to attract and retain qualified personnel, provide incentives to employees, directors and consultants, and promote the success of our business. The 2021 Share Incentive Plan assumed all awards that we had granted previously. The terms and conditions of the survived awards remain unchanged and continue to be effective and binding under the 2021 Share Incentive Plan. The maximum aggregate number of ordinary shares that may be issued under 2021 Share Incentive Plan is initially 46,566,250 and will be increased on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 1.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year.

As of March 31, 2023, there were options to acquire 4,211,514 Class A ordinary shares and 3,636,780 restricted shares units outstanding under the 2021 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2021 Share Incentive Plan.

Type of Awards. The 2021 Share Incentive Plan permits the awards of options, restricted share units, restricted shares or other types of awards approved by our compensation committee that administers the plan.

Plan Administration. Our board of directors or our compensation committee appointed by the board of directors will administer the 2021 Share Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

The following table summarizes, as of March 31, 2023, the number of outstanding restricted share units and options granted to our directors and executive officers.

	Restricted Share		Exercise Price
Name	Units	Share Options	(US$/Share)	Date of Grant	Date of Expiration
Mars Guangyuan Cai	—	*	0.01	August 23, 2021	January 15, 2031
Peifeng Xu	—	*	0.01	August 23, 2021	January 15, 2031
Maria Yi Xin	*	—		June 2, 2020	Termination of Service
	—	*	0.01	August 23, 2021	January 15,2031
Victor Yaoyu Zhang	—	*	0.01	August 23, 2021	January 15, 2031
Xiaowei Li	*	—		June 1, 2020	Termination of Service
	—	*	0.01	August 23, 2021	January 15, 2031
All directors and executive officers as a group	2,470,487	2,680,000

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of the date of this annual report, our employees other than directors and executive officers as a group held 1,166,293 outstanding restricted share units and 1,531,514 outstanding share options.

C.Board Practices

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

W2
				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	2	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		8

D.Employees

As of December 31, 2022, we had a total of 3,656 employees. The following is a breakdown of our employees as of December 31, 2022, by function:

Function	Number
Business development personnel	2,875
Research & development and supply chain management	203
Other sales and marketing personnel and general & administrative	578
Total	3,656

As of December 31, 2022, all of our employees were based in mainland China. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resource in the recruitment of employees to support our fast growth of business operations. In particular, we are successful in attracting dedicated and experienced on-the-ground business development personnel to our company. We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 519,638,121 ordinary shares outstanding as of March 31, 2023, comprising of (i) 445,664,151 Class A ordinary shares (excluding 7,234,026 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our company’s share incentive plans) and (ii) 73,973,970 Class B ordinary shares.

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

			% of Ordinary
			Shares
	Class A Ordinary	Class B Ordinary	Beneficially	% of Voting
	Shares	Shares	Owned	Power†
Directors and Executive Officers**:
Mars Guangyuan Cai(1)	4,492,573	39,270,000	8.4%	33.5%
Peifeng Xu(2)	3,212,500	27,397,000	5.9%	23.4%
Maria Yi Xin	*	—	*	*
Xiao Xiao	—	—	—	—
Feng Zhang	—	—	—	—
Onward Choi	—	—	—	—
Jiawei Gan(3)	9,001,545	—	1.7%	*
Benny Yucong Xu	—	—	—	—
Victor Yaoyu Zhang(4)	895,000	7,306,970	1.6%	6.2%
Xiaowei Li	*	—	*	*
All Directors and Executive Officers as a Group	23,633,700	73,973,970	18.8%	64.4%

Principal Shareholders:
Taobao China Holding Limited(5)	76,386,109	—	14.7%	6.4%
Hillhouse entities(6)	62,627,893	—	12.1%	5.3%
Xiaomi entities(7)	46,977,051	—	9.0%	4.0%
Smart Share Holdings Limited(1)	4,492,573	39,270,000	8.4%	33.5%
Shunwei entities(8)	41,989,086	—	8.1%	3.5%
China Ventures Fund I Pte. Ltd.(9)	35,877,631	—	6.9%	3.0%
Beautyworks Investment Limited(10)	34,158,716	—	6.6%	2.9%
Super June Limited(2)	3,212,500	27,397,000	5.9%	23.4%
Sky9 Capital entities(11)	27,099,870	—	5.2%	2.3%

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People’s Republic of China.
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

(1)	Represents 39,270,000 Class B ordinary shares, 4,280,073 Class A ordinary shares in the form of ADSs, and 212,500 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2023, held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by Mars Guangyuan Cai.
(2)	Represents 27,397,000 Class B ordinary shares, 3,000,000 Class A ordinary shares in the form of ADSs, and 212,500 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2023, held by Super June Limited, a British Virgin Islands company wholly owned by Peifeng Xu.

(3)	Represents 7,414,766 Class A ordinary shares and 1,586,779 Class A ordinary shares, in the form of ADSs, held by LIGAN Legend Limited, a British Virgin Islands company wholly owned by Jiawei Gan.
(4)	Represents 7,306,970 Class B ordinary shares, 800,000 Class A ordinary shares in the form of ADSs and 95,000 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2023, held by Victor Family Limited, a British Virgin Islands company wholly owned by Victor Yaoyu Zhang.
(5)	Represents 76,386,109 Class A ordinary shares held by Taobao China Holding Limited, a Hong Kong limited company. Taobao China Holding Limited is a wholly owned subsidiary of Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange (NYSE: BABA) and the Hong Kong Stock Exchange (HKEx: 9988). The business address of Taobao China Holdings Limited is c/o Alibaba Group Services Limited, 26th Floor, Tower one, Time Square, 1 Matheson Street, Causeway Bay, Hong Kong. The above information is based on the Schedule 13G filed by Taobao China Holding Limited, among others, on February 11, 2022.
(6)	Represents (i) 54,467,893 Class A ordinary shares held by a fund managed by Hillhouse Investment Management, Ltd., or HIM, an exempted Cayman Islands company, and (ii) 8,160,000 Class A ordinary shares held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P. (“YHG”) and the sole management company of HHLR Fund, L.P. (“HHLR Fund”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund III, L.P. (“Fund III”). Fund III owns HH RSV-XXII Holdings Limited (“HH RSV,” and together with YHG and HHLR Fund, the “Hillhouse Entities”). HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A ordinary shares held by HH RSV. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM has shared voting and dispositive power of the Class A ordinary shares beneficially owned by each of HHLR and HIM. The business address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. The above information is based on the Schedule 13G filed by HHLR Advisors Ltd., among others, on September 27, 2021.
(7)	Represents (i) 34,916,455 Class A ordinary shares held by People Better Limited, a British Virgin Islands company, (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, held by Green Better Limited, an investment company incorporated in the British Virgin Islands, and (iii) 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company. Each of People Better Limited and Green Better Limited is wholly owned by Fast Pace Limited, which is a British Virgin Islands company wholly owned by Xiaomi Corporation (HKEx: 1810), a public company listed on the Hong Kong Stock Exchange. ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is controlled by Xiaomi Corporation. The business address of People Better Limited and Green Better Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is Unit 2, LG 1, Mirror Tower, 61 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong, SAR. The above information is based on the Schedule 13G filed by Xiaomi Corporation, among others, on February 14, 2023.
(8)	Represents (i) 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited, a British Virgin Islands company, and (ii) 1,160,000 Class A ordinary shares, in the form of ADSs, held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Each of Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. The registered address of Shunwei Angels III Limited and Astrend Opportunity III Alpha Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The above information is based on the Schedule 13G filed by Shunwei Angels III Limited, among others, on February 14, 2022.
(9)	Represents 35,877,631 Class A ordinary shares held by China Ventures Fund I Pte. Ltd., a private company limited by shares in Singapore. China Ventures Fund I Pte. Ltd. is wholly owned by China Ventures Fund I, Limited Partnership, which is, in turn, controlled by SV GP I Ltd. SV GP I Ltd. is wholly owned by SV China Holdco Ltd., which is, in turn, wholly owned by Softbank Ventures Asia Corp. Softbank Ventures Asia Corp. is wholly owned by Softbank Korea Corp., which is, in turn, wholly owned by Softbank Group Corp. Mr. Masayoshi Son holds 21.25% equity interest in and is the largest shareholder of Softbank Group Corp. The business address of China Ventures Fund I, Limited Partnership, is 19F, B Wing, Kyobo Tower, 465, Gangnam-daero, Seoul, Seocho-gu 06611, South Korea. The above information is based on the Schedule 13G filed by China Ventures Fund I, Limited Partnership on February 15, 2022.
(10)	Represents 34,158,716 Class A ordinary shares, in the form of ADSs, held by Beautyworks Investment Limited, a Cayman Islands limited company. The business address of Beautyworks Investment Limited is Suites 1702-03, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong. The above information is based on the Schedule 13G/A filed by Beautyworks Investment Limited, among others, on February 8, 2023. Beautyworks Investment Limited is wholly owned by Advantech Master Investment Limited, which is, in turn, wholly owned by Advantech Capital L.P., and this information is based on the 424B4 prospectus filed by our company on April 2, 2021.
(11)	Represents (i) 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership, and (ii) 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd. The business address of both Sky9 Capital Fund III, L.P. and Sky9 Capital MVP Fund, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The above information is based on the Schedule 13G filed by Sky9 Capital Fund III, L.P., among others, on February 22, 2022.

To our knowledge, as of March 31, 2023, an aggregate of 136,198,658 of our issued and outstanding Class A ordinary shares are held by one record holder in the United States, which is Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with The VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.”

Shareholders Agreement

We entered into the fifth amended and restated shareholders agreement with our shareholders in January 2021. The fifth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal, co-sale rights and drag-along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering in April 2021. For the complete text of the shareholders agreement, please see the copy filed as an exhibit to this annual report.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. If, at any time following the earlier of (i) six months after the effective date of the registration statement of our initial public offering and (ii) 48 months from the initial closing date of the Series D preferred shares, holders of registrable securities holding 20% or more voting power of the then outstanding registrable securities may request by written notice that we effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities. Upon receipt of such a request, we shall promptly give notice of such requested registration to all other shareholders and thereupon shall use our reasonable best efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders requested us to register. We are obligated to effect no more than a total of three demand registrations.

Registration on Form F-3. Holders holding at least 20% of all registrable securities then outstanding may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Piggyback Registration Rights. We shall notify all holders of registrable securities in writing at least 30 days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering and shall afford each such holder an opportunity to include in such registration statement all or any part of the registrable securities then held by such holder. Each holder desiring to include in any such registration statement all or any part of the registrable securities held by it shall, within 20 days after receipt of such notice, notify us in writing and inform us of the number of registrable securities such holder wishes to include in such registration statement. Holders of registrable securities may make unlimited number of requests to register registrable securities under this piggyback registration. We shall pay all registration expenses in connection with each piggyback registration.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with Our Shareholders

Transactions with People Better Limited. In May 2020, we entered into a capital lease agreement for cabinets with People Better Limited, with a term of one year, a selling price of RMB50.0 million and a total rental payment of RMB51.6 million. We have the option to purchase the cabinets at the nominal price at the end of the lease term. The RMB50.0 million received from People Better Limited was recognized as a financial liability as the transaction failed to qualify as a sale-and-leaseback transaction. In November 2020, we repaid the remaining lease payments in advance and received deposit refund of RMB8.6 million. Total interest expense in connection with the lease amounted to RMB1.0 million, which included early repayment penalty.

Transactions with ZMI (Hong Kong) International Company Limited. As of December 31, 2020 and 2021 and 2022, we had amounts due from one of our suppliers, ZMI (Hong Kong) International Company Limited, or ZMI, totaling RMB23.6 million, RMB20.0 million and RMB0.1 million (US$0.0 million), respectively, in connection with the prepayments we made to ZMI for power bank and cabinet purchases. We also issued notes payable to ZMI in connection with power bank and cabinet purchases, with a term ranging from three to six months. As of December 31, 2020, 2021 and 2022, the amounts due on these notes were RMB77.9 million, RMB23.3 million and nil, respectively.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may, from time to time, be subject to allegations, claims and legal proceedings during the course of our business operations, which could adversely affect our reputation, business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our directors, management, shareholders, employees and affiliates may from time to time be subject to negative publicity or legal proceedings, which could adversely affect our reputation and results of operations.”

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

If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Global Select Market since April 1, 2021, under the symbol “EM.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not a Founder (as defined in our memorandum and articles of association), an affiliate of a Founder or a Founder Affiliate (as defined in our memorandum and articles of association), or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person who is not a Founder, an affiliate of a Founder or a Founder Affiliate, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders that exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting; in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares that carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his, her or their ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

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

Liquidation. On the winding-up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding-up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be materially and adversely varied with the consent in writing of two-thirds of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

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

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted, and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze-out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares that carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (except with regard to the removal of the chairman of the board, who may be removed from office by special resolution), or by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman of the board, who may be removed from office by the affirmative vote of all directors). A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company or (iv) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered as bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding-Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding-up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including without limitation, the creation of shares with enhanced or weighted voting rights.

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

C.Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

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

We believe that Smart Share Global Limited is not a PRC resident enterprise for PRC tax purposes. Smart Share Global Limited is a company incorporated outside of the PRC. Smart Share Global Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Smart Share Global Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Smart Share Global Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Smart Share Global Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Smart Share Global Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Smart Share Global Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity that directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) of which the administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs and ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2022, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Select Market and are considered readily tradeable on an established securities market in the United States.

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

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex, and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect such gain as PRC-source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries or the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or the VIE.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or ordinary shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.enmonster.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investment, amounts due from related parties and prepayments and other current assets. As of December 31, 2022, substantially all of our cash and cash equivalents were held in major financial institutions located in Hong Kong and PRC, which management considers being of high credit quality. Account receivables and other receivables are generally unsecured and denominated in RMB, and are derived from operations in mainland China.

Foreign Exchange Risk

For our PRC entities, the operating transactions and our assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, or the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies that require certain supporting documentation in order to effect the remittance.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2022, our net exposure arising from U.S. dollar-denominated recognized assets and liabilities, including cash and cash equivalents and restricted cash expressed in Renminbi, were RMB21.6 million. If the U.S. dollar had appreciated or depreciated by 1% against the RMB, our loss after tax and accumulated deficit for the fiscal year ended December 31, 2022, would have decreased or increased by RMB0.2 million, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest and investment income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products, and the interest expense on our secured bank loans from PRC banks with an aggregate principal amount of nil as of December 31, 2022. Interest-earning instruments and interest-bearing loans carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. For the fiscal year ended December 31, 2022, we have not received any reimbursement from the depositary for our expenses incurred in connection with establishment and maintenance of the ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was US$14.0 million, which included US$10.5 million in underwriting discounts and commissions for the initial public offering and US$3.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 31, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used approximately US$100 million of the net proceeds from our initial public offering, including approximately US$30 million in business expansion to better attract new location partners, approximately US$20 million in workforce expansion to acquire and retain professional talents and approximately US$50 million in capital expenditure and investment in power banks and cabinets. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2022, due to the material weaknesses identified in our internal control over financial reporting as described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

Management’s Annual Report on Internal Control over Financial Reporting/Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to material weaknesses identified in our internal control over financial reporting as described below.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of December 31, 2022, due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects. As a company with less than US$1.235 billion of revenue for the fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, this annual report does not include an attestation report of our company’s registered public accounting firm.

Changes of Internal Control over Financial Reporting

During our initial public offering in 2021, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America, or U.S. GAAP, to address complex U.S. GAAP technical accounting issues and to prepare and review the Group’s consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) our company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC reporting and disclosure requirements. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have put in place and plan to implement a number of measures to address the material weaknesses that have been identified. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process, including (i) establishing a comprehensive policy and procedure manual to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iv) enhancing our internal audit function and improving overall internal control. We also intend to continue to hire additional personnel equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and consider of requiring financial reporting personnel to obtain U.S. GAAP related qualifications.

However, such measures have not been fully implemented, and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2022.

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

Item 16B.Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, other chief officers, senior vice presidents, vice presidents and any other persons who perform management functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-254228), as amended, initially filed with the SEC on March 12, 2021. We have posted a copy of our code of business conduct and ethics on our website at https://ir.enmonster.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated.

	For the year ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	4,500	5,750
Tax and other service fees(2)	—	—
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements, including audit fees relating to our initial public offering in 2021.
(2)	“Tax and other service fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice, tax planning, assurance and related services.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firms, including audit services and audit-related services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2021, we have authorized a share repurchase plan under which we may repurchase up to US$50 million of our shares over the 12 months following September 2021 (the “Share Repurchase Program”). In September 2022, we authorized a 12-month extension to the Share Repurchase Program through September 27, 2023. Our proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. Our board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. We expect to fund the repurchases under this program with our existing cash balance.

The table below is a summary of the shares repurchased by us from January 1, 2022, to March 31, 2023. All shares were repurchased in the open market pursuant to the Share Repurchase Program and as a result of shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees.

			Total Number
			of ADSs
			Purchased as	Approximate Dollar
		Average	Part of the	Value ADSs That
	Total	Price	Publicly	May Yet Be
	Number of	Paid Per	Announced	Purchased Under
Period	ADSs Purchased(1)	ADS	Plan	the Plan
January 1 – January 31, 2022	679,344	1.8254	670,933	47,846,516
February 1 – February 28, 2022	206,624	1.5179	206,624	47,532,875
March 1 – March 31, 2022	463,543	1.1836	454,268	46,994,882
April 1 – April 30, 2022	345,571	1.3980	336,036	46,524,373
May 1 – May 31, 2022	95,857	1.1284	95,744	46,416,329
June 1 – June 30, 2022	31,313	1.3834	30,012	46,374,638
July 1 – July 31, 2022	3,894	1.1000	—	46,374,638
August 1 – August 31, 2022	10,378	0.9636	10,378	46,364,637
September 1 – September 30, 2022	110,329	0.7815	109,459	46,279,200
October 1 – October 31, 2022	102,874	0.7780	94,188	46,205,676
November 1 – November 30, 2022	73,465	0.7833	71,598	46,149,722
December 1 – December 31, 2022	116,355	1.0782	114,377	46,026,304
January 1 – January 31, 2023	3,246	1.3000	—	46,026,304
February 1 – February 28, 2023	275,594	1.2894	275,594	45,670,952
March 1 – March 31, 2023	423,462	1.2622	415,373	45,146,586
Total	2,941,849	1.3578	2,884,584	45,146,586

Note:

(1)	A total of 57,265 shares were purchased other than through a publicly announced plan or program from January 1, 2022 to March 31, 2023 as a result of shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees.

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

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2022.

If we choose to follow other home country practices in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Smart Share Global Limited or the VIE in China, (ii) the governmental entities in China do not have a controlling financial interest in Smart Share Global Limited or the VIE, (iii) none of the members of the board of directors of Smart Share Global Limited or our operating entities, including the VIE, is an official of the Chinese Communist Party and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of us or the VIE contains any charter of the Chinese Communist Party.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Smart Share Global Limited, its subsidiaries and the VIE are included at the end of this annual report.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-40298), as amended, initially filed with the SEC on April 27, 2022)
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

Date:April 28, 2023

SMART SHARE GLOBAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Smart Share Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Smart Share Global Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

April 28, 2023

We have served as the Company’s auditor since 2020.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2021	2022
			US$
	RMB	RMB	(Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	1,296,924	948,773	137,559
Restricted cash	19,671	14,608	2,118
Short-term investments	1,418,721	2,091,198	303,195
Accounts receivable, net	14,881	16,482	2,390
Notes receivable	5,622	—	—
Inventory	4,373	1,051	152
Prepayments and other current assets	487,540	228,672	33,154
Total current assets	3,247,732	3,300,784	478,568
Non-current assets:
Long-term restricted cash	20,000	21,000	3,045
Property, equipment and software, net	945,226	886,460	128,525
Long-term prepayments to a related party (Note 15)	20,037	71	10
Right-of-use assets	—	12,442	1,804
Other non-current assets	164,986	35,898	5,204
Deferred tax assets, net	—	30,986	4,493
Total non-current assets	1,150,249	986,857	143,081
Total assets	4,397,981	4,287,641	621,649
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	551,751	810,197	117,468
Amounts due to related parties — current (Note 15)	23,290	—	—
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB1,745 and RMB2,376 as of December 31, 2021 and 2022, respectively (Note 1))	120,444	111,274	16,133
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB7,548 and RMB7,442 as of December 31, 2021 and 2022, respectively (Note 1))	10,195	147,367	21,366
Financing payable — current (Note 2(p))	84,175	76,272	11,058
Current portion of lease liabilities	—	9,761	1,415
Accruals and other current liabilities (including accruals and other current liabilities of the VIEs without recourse to the Company of RMB1,240 and RMB544 as of December 31, 2021 and 2022, respectively (Note 1))	238,510	268,007	38,858
Total current liabilities	1,028,365	1,422,878	206,298
Non-current liabilities:
Financing payable — non-current (Note 2(p))	85,658	32,281	4,680
Long term lease liabilities	—	854	124
Amount due to related parties — non-current (Note 15)	1,000	1,000	145
Other non-current liabilities	16,489	189,323	27,449
Deferred tax liabilities, net	34,445	—	—
Total non-current liabilities	137,592	223,458	32,398
Total liabilities	1,165,957	1,646,336	238,696
Commitments and contingencies (Note 16)

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2021	2022
			US$
	RMB	RMB	(Note 2(f))
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0001, 535,052,809 and 535,052,809 shares authorized, 452,898,177 and 452,898,177 issued, and 443,533,171 and 444,390,065 outstanding as of December 31, 2021 and 2022, respectively)	296	296	43
Class B ordinary shares (par value of US$0.0001, 73,973,970 and 73,973,970 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	51	51	7
Treasury shares ( 9,365,006 and 8,508,112 shares as of December 31, 2021 and 2022, respectively)	(27,784)	(6,816)	(988)
Additional paid-in capital	11,799,301	11,786,482	1,708,879
Statutory reserves	16,593	16,593	2,406
Accumulated other comprehensive income	51,556	163,928	23,767
Accumulated deficit	(8,607,989)	(9,319,229)	(1,351,161)
Total shareholders’ equity	3,232,024	2,641,305	382,953
Total liabilities and shareholders’ equity	4,397,981	4,287,641	621,649

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(f))
Revenues
Mobile device charging business	2,711,541	3,455,797	2,754,143	399,313
Power bank sales	77,598	102,857	59,476	8,623
Others	20,220	26,737	24,571	3,562
Total revenues	2,809,359	3,585,391	2,838,190	411,498
Cost of revenues	(430,773)	(557,177)	(556,923)	(80,746)
Research and development expenses	(70,938)	(93,882)	(90,655)	(13,144)
Sales and marketing expenses	(2,121,006)	(2,950,972)	(2,712,330)	(393,251)
General and administrative expenses	(79,600)	(118,973)	(112,403)	(16,297)
Other operating income	24,790	26,614	12,876	1,867
Income/(loss) from operations	131,832	(108,999)	(621,245)	(90,073)
Interest and investment income	10,271	30,560	52,389	7,596
Interest expense to third parties	(39,596)	(38,051)	(31,282)	(4,535)
Interest expense to a related party	(1,032)	—	—	—
Foreign exchange (losses)/gains, net	(485)	(7,935)	3,787	549
Other income/(loss), net	443	(190)	(413)	(60)
Change in fair value of warrant liabilities	(7,442)	—	—	—
Income/(loss) before income tax expense	93,991	(124,615)	(596,764)	(86,523)
Income tax expense	(18,564)	—	(114,476)	(16,597)
Net income/(loss)	75,427	(124,615)	(711,240)	(103,120)
Accretion of convertible redeemable preferred shares	(3,206,324)	(4,729,719)	—	—
Deemed dividend to preferred shareholders (Note 12)	—	(104,036)	—	—
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(3,130,897)	(4,958,370)	(711,240)	(103,120)
Net income/(loss)	75,427	(124,615)	(711,240)	(103,120)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	232,957	(150,267)	112,372	16,292
Total comprehensive income/(loss)	308,384	(274,882)	(598,868)	(86,828)
Accretion of convertible redeemable preferred shares	(3,206,324)	(4,729,719)	—	—
Deemed dividend to preferred shareholders	—	(104,036)	—	—
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(2,897,940)	(5,108,637)	(598,868)	(86,828)
Net loss per share attributable to ordinary shareholders of Smart Share Global Limited
— basic and diluted	(57.44)	(12.20)	(1.37)	(0.20)
Weighted average number of ordinary shares
— basic and diluted	54,506,733	406,567,584	518,307,406	518,307,406

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares						Accumulated
	(US$0.0001 per value)		Treasury shares		Additional		other		Total
	Number		Number		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	capital	reserves	(loss)/income	deficit	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	120,540,220	83	(46,566,250)	—	—	11,915	(31,134)	(551,939)	(571,075)
Vesting of restricted shares and restricted share units (“RSUs”)	—	—	—	—	29,755	—	—	—	29,755
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(29,755)	—	—	(3,176,569)	(3,206,324)
Net income	—	—	—	—	—	4,678	—	70,749	75,427
Foreign currency translation	—	—	—	—	—	—	232,957	—	232,957
Balance as of December 31, 2020	120,540,220	83	(46,566,250)	—	—	16,593	201,823	(3,657,759)	(3,439,260)

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
											Accumulated
									Additional		other		Total
	Number		Number		Number		Number		paid‑in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	(deficit)/equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	120,540,220	83	—	—	—	—	(46,566,250)	—	—	16,593	201,823	(3,657,759)	(3,439,260)
Conversion of preferred shares to Class A ordinary shares	—	—	389,598,177	255	—	—	—	—	10,880,453	—	—	—	10,880,708
Surrender of ordinary shares by shareholders (Note 11)	(81,270,220)	(56)	—	—	—	—	46,566,250	—	56	—	—	—	—
Issuance of ordinary shares to shareholders (Note 11)	34,703,970	24	—	—	—	—	—	—	(24)	—	—	—	—
Re-designation of ordinary shares to Class B ordinary shares	(73,973,970)	(51)	—	—	73,973,970	51	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost (Note 3)	—	—	35,300,000	23	—	—	—	—	896,297	—	—	—	896,320
Issuance of ordinary shares pursuant to share incentive plan	—	—	28,000,000	18	—	—	(28,000,000)	(18)	—	—	—	—	—
Vesting of restricted shares and RSUs	—	—	—	—	—	—	22,058,588	14	26,723	—	—	—	26,737
Vesting of share options	—	—	—	—	—	—	—	—	3,936	—	—	—	3,936
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 13)	—	—	—	—	—	—	(2,306,690)	(21,848)	—	—	—	—	(21,848)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(8,140)	—	—	(4,721,579)	(4,729,719)
Deemed dividend to preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	(104,036)	(104,036)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(124,615)	(124,615)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(150,267)	—	(150,267)
Repurchase of Class A ordinary shares	—	—	—	—	—	—	(1,116,904)	(5,932)	—	—	—	—	(5,932)
Balance as of December 31, 2021	—	—	452,898,177	296	73,973,970	51	(9,365,006)	(27,784)	11,799,301	16,593	51,556	(8,607,989)	3,232,024

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
											Accumulated
									Additional		other		Total
	Number		Number		Number		Number		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	—	—	452,898,177	296	73,973,970	51	(9,365,006)	(27,784)	11,799,301	16,593	51,556	(8,607,989)	3,232,024
Vesting of RSUs	—	—	—	—	—	—	5,341,452	40,870	(22,992)	—	—	—	17,878
Vesting of share options	—	—	—	—	—	—	—	—	10,367	—	—	—	10,367
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 13)	—	—	—	—	—	—	(91,860)	(362)	—	—	—	—	(362)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(711,240)	(711,240)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	112,372	—	112,372
Repurchase of Class A ordinary shares	—	—	—	—	—	—	(4,448,658)	(19,738)	—	—	—	—	(19,738)
Exercise of share options	—	—	—	—	—	—	55,960	198	(194)	—	—	—	4
Balance as of December 31, 2022	—	—	452,898,177	296	73,973,970	51	(8,508,112)	(6,816)	11,786,482	16,593	163,928	(9,319,229)	2,641,305
Balance as of December 31, 2022 (US$) (Note 2(f))	—	—	452,898,177	43	73,973,970	7	(8,508,112)	(988)	1,708,879	2,406	23,767	(1,351,161)	382,953

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(f))
Cash flows from operating activities:
Net income/(loss)	75,427	(124,615)	(711,240)	(103,120)
Adjustments for:
Depreciation and amortization expense	343,381	396,906	421,345	61,089
Amortization of right-of-use assets	—	—	27,716	4,018
Provision for allowance of doubtful accounts	5,302	3,206	3,435	498
Impairments of property, equipment and software	—	—	21,560	3,126
Inventory write-downs	—	—	9,273	1,344
Change in fair value of derivative instruments	—	—	2,592	376
Foreign exchange losses/(gains)	485	7,935	(3,787)	(549)
Change in fair value of warrant liabilities	7,442	—	—	—
Change in fair value of short-term investments	(5,521)	(6,272)	(12,539)	(1,818)
Share-based compensation expenses	29,755	30,673	28,245	4,095
Deferred income taxes	17,661	554	(65,431)	(9,487)
Amortization of entry fees	239,432	458,897	217,819	31,581
Loss on disposal of property, equipment and software	—	7,638	21,303	3,089
Gain on derecognition of financing payable and accounts payable	—	—	(21,669)	(3,142)
Amortization and impairment of prepayments to location partners	—	167,167	353,745	51,288
Changes in assets and liabilities:
Accounts and notes receivable	178	(4,966)	586	85
Prepayments and other current assets	(257,125)	(687,515)	19,724	2,859
Other non-current assets	(61,935)	(140,933)	(127,160)	(18,436)
Accounts and notes payable	117,961	(45,381)	149,258	21,640
Salary and welfare payable	12,302	48,008	(9,177)	(1,331)
Tax payable	32,520	56,784	192,574	27,921
Financing payable	14,493	17,300	21,937	3,181
Accruals and other current liabilities	(35,640)	29,276	25,368	3,679
Inventory	—	(4,373)	(5,951)	(863)
Other non-current liabilities	—	16,489	172,834	25,058
Lease liabilities	—	—	(24,218)	(3,511)
Net cash generated from operating activities	536,118	226,778	708,142	102,670
Cash flows from investing activities:
Purchase of property, equipment and software from third parties	(133,789)	(262,993)	(439,554)	(63,729)
Purchase of property, equipment and software from a related party	(283,129)	(209,397)	(3,324)	(482)
Proceeds from disposal of property and equipment	—	—	3,710	538
Purchase of short-term investments	(304,800)	(2,223,897)	(7,689,412)	(1,114,860)
Proceeds from maturities of short-term investments	460,231	982,000	7,104,583	1,030,068
Net cash used in investing activities	(261,487)	(1,714,287)	(1,023,997)	(148,465)
Cash flows from financing activities:
Proceeds from collection of receivables from issuance and issuance of Series A-1 Convertible Redeemable Preferred Shares	1,631	—	—	—
Proceeds from issuance and collection of receivables from issuance of Series C-2 Convertible Redeemable Preferred Shares, net of issuance costs	22,765	—	—	—
Proceeds from issuance of Series D-1 Convertible Redeemable Preferred Shares, net of issuance costs	718,093	(4,671)	—	—
Proceeds from issuance of Series D-2 Convertible Redeemable Preferred Shares, net of issuance costs	—	793,798	—	—
Proceeds from IPO, net of underwriter discounts and commissions and other offering costs paid	—	896,320	—	—
Payment of issuance cost of Series C-1 Convertible Redeemable Preferred Shares	(8,919)	—	—	—
Proceeds from borrowings from third parties	169,500	—	—	—
Repayment of borrowings to third parties	(336,000)	(24,500)	—	—
Proceeds from borrowings from a related party (Note 15)	50,000	—	—	—
Repayment of borrowings to a related party (Note 15)	(50,000)	—	—	—
Payment of deposit for capital lease to a related party (Note 15)	(8,600)	—	—	—
Proceeds of deposit refund from a related party	8,600	—	—	—
Proceeds of financing from network partners	115,387	3,445	1,758	255
Repayment of financing to network partners	(27,886)	(95,063)	(60,478)	(8,768)
Repurchase of Class A ordinary shares	—	(5,932)	(19,738)	(2,862)
Proceeds from exercise of options	—	—	4	1
Net cash generated from/(used in) financing activities	654,571	1,563,397	(78,454)	(11,374)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(6,234)	(42,794)	42,095	6,103
Net increase/(decrease) in cash and cash equivalents and restricted cash	922,968	33,094	(352,214)	(51,066)
Cash and cash equivalents and restricted cash at the beginning of year	380,533	1,303,501	1,336,595	193,788
Cash and cash equivalents and restricted cash at the end of year	1,303,501	1,336,595	984,381	142,722
Supplemental disclosures of cash flow information:
Cash paid for income taxes	5,728	5,383	—	—
Cash paid for interest to third parties	24,238	20,646	9,260	1,343
Cash paid for interest to a related party	1,032	—	—	—
Supplemental disclosures of non-cash investing and financing activities:
Accretion to redemption value of convertible redeemable preferred shares	3,206,324	4,729,719	—	—
Conversion of convertible redeemable preferred shares to ordinary shares	—	10,880,708	—	—
Changes in property, equipment and software in accounts and notes payable	(18,875)	(33,473)	43,788	6,349
Changes in property, equipment and software in other non-current assets	9,032	14,727	4,882	708
Changes in property, equipment and software in amounts due to a related party	(115,341)	54,649	(23,290)	(3,377)
Changes in property, equipment and software in long-term prepayment to a related party	65,817	(3,554)	19,965	2,895

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

As of December 31, 2022, the Company’s principal subsidiaries and the consolidated VIEs are as follows:

			Equity
	Place of	Date of	economic	Principal
Name of subsidiaries and consolidated VIEs	incorporation	incorporation	interest held	activities
Subsidiaries:
Smart Share International Limited	Hong Kong, China	August 15,2017	100%	Investment holding
Zhixiang Technology (Shanghai) Co., Ltd. (“Zhixiang WFOE”)	PRC	June 23,2017	100%	Mobile device charging business
Zhixiang Investment Co., Ltd. (“Zhixiang Investment WFOE”)	PRC	February 26,2021	100%	Investment holding
Zhitong (Xinyi) Technology Co., Ltd.	PRC	March 22, 2021	100%	Mobile device charging business
Zhilang Technology (Tianjin) Co., Ltd.	PRC	April 1,2021	100%	Mobile device charging business
Zhisheng Technology (Tianjin) Co., Ltd.	PRC	June, 2021	100%	Research and development function
Consolidated VIEs
Shanghai Zhixiang Technology Co., Ltd. (“Shanghai Zhixiang”)	PRC	April 28,2017	100%	Research and development function

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

In connection with the Company’s adoption of 2021 Share Incentive Plan (Note 13), on April 12, 2021, Smart Share CGY and Smart Share Brothers were dissolved and the aforementioned management agreements were terminated accordingly. For the years ended December 31, 2020 and 2021, Smart Share CGY and Smart Share Brothers did not have any operation other than adopting the RSUs scheme. Refer to Note 13(b) “Smart Share CGY and Smart Share Brothers’ RSUs scheme” for details.

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

Exclusive Business Cooperation Agreement

Pursuant to the business cooperation agreement entered between Zhixiang WFOE and Shanghai Zhixiang, Shanghai Zhixiang appointed Zhixiang WFOE as its exclusive service provider providing full business support, technology services and consultancy services, including but not limited to licensing of intellectual property rights, technology support, system maintenance, personnel training, equipment or office leasing and marketing consultancy. In exchange, Shanghai Zhixiang pays consultancy and service fees to Zhixiang WFOE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to Shanghai Zhixiang. Zhixiang WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The term of this agreement remains valid for a period of 10 years and can be extended at Zhixiang WFOE’s discretion. Zhixiang WFOE may terminate the agreement unilaterally with a 30-day prior written notice. For the years ended December 31, 2020, 2021 and 2022, the consultancy and service fees charged by Zhixiang WFOE were RMB276,578, nil and nil, respectively.

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

(c)    Risks in relations to the VIE structure

Under the VIE Contractual Agreements, the Company has the power to direct activities of Shanghai Zhixiang through Zhixiang WFOE, and can have assets transferred freely out of Shanghai Zhixiang without restrictions. Therefore, the Company considers that there is no asset of Shanghai Zhixiang that can only be used to settle obligations of Shanghai Zhixiang, except for the registered capital and reserve funds of Shanghai Zhixiang with the aggregated amount of RMB1,566 as of December 31, 2021 and 2022. Since Shanghai Zhixiang are incorporated as limited liability companies under the PRC Law, creditors of Shanghai Zhixiang do not have recourse to the general credit of the Company.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs, including Shanghai Zhixiang and the other VIE that had no significant operations, nor any material assets or liabilities, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	606	90
Accounts receivable, net	1,470	—
Prepayments and other current assets	1,317	4,473
Amounts due from non-VIE subsidiaries of the Company	603,009	591,174
Total current assets	606,402	595,737
Other non-current assets	22	6
Total non-current assets	22	6
Total assets	606,424	595,743

Salary and welfare payable	1,745	2,376
Tax payable	7,548	7,442
Amounts due to non-VIE subsidiaries of the Company	445,029	442,819
Accruals and other current liabilities	1,240	544
Total current liabilities	455,562	453,181
Total liabilities	455,562	453,181

Total shareholders’ equity	150,862	142,562

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Third party revenues	9,413	16,386	11
Inter-company service charge (a)	406,730	103,948	2,554
Third-party costs and expenses	(101,895)	(66,477)	(10,015)
Inter-company costs and expenses	(276,578)	—	—
Other operating loss	(357)	(11,359)	(1,566)
Income from non-operations	—	—	8
Income/(loss) before income tax expense	37,313	42,498	(9,008)
Less: Income tax expense	—	(3,914)	—
Net income/(loss)	37,313	38,584	(9,008)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Intercompany payments from service charge	(37,271)	(18,255)	(6,500)
Intercompany receipts from service charge	124,193	88,000	14,600
Operating activities with external parties	(85,138)	(73,720)	(8,616)
Net cash generated from/(used in) operating activities	1,784	(3,975)	(516)
Net increase/(decrease) in cash and cash equivalents	1,784	(3,975)	(516)

For the years ended December 31, 2020, 2021 and 2022, there was no cash generated from or used in investing and financing activities of the consolidated VIEs.

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

(c)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, measurement and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, allowance for doubtful accounts, useful lives of property, equipment and software, impairment of long-lived assets, inventory write-downs, impairment of prepayments to location partners, internal rate of return associated with the finance lease, valuation and recognition of share-based compensation arrangements, convertible redeemable preferred shares and warrant liabilities, capitalized software development cost, valuation allowance of deferred tax assets.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, prepayments and other current assets, lease liabilities, accounts and notes payable, amounts due to related parties, financing payable and accruals and other current liabilities. Except for short-term investments and derivative liabilities which are measured at fair value, the carrying values of the other financial instruments approximated their fair values due to the short-term maturity of these instruments. Certain short-term investments in financial products and securities and derivative instruments classified within Level 2 are valued using directly or indirectly observable inputs in the marketplace.

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant
	Other Observable Inputs (Level 2)
	As of December 31,
	2021	2022
	RMB	RMB
Short-term investments	1,418,721	2,091,198
Derivative liabilities	—	(2,592)

Refer to Note 12 for roll forward of level 3 financial instruments and key assumptions used by the Group in estimating the fair value of warrant liabilities.

(f)    Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the certificated exchange rate published by the Federal Reserve Board as of December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

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

Cash and cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on consolidated balance sheets as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	1,296,924	948,773
Restricted cash	19,671	14,608
Long-term restricted cash	20,000	21,000
Total	1,336,595	984,381

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

(j)    Derivative instruments

Derivative instruments are carried at fair value. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The Group’s derivative instruments primarily consisted of foreign currency forward contracts which are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Group’s earnings, cash flows and financial position. As the derivative instruments of foreign currency forward contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in interest and investment income of the consolidated statements of comprehensive income/(loss).

As of December 31, 2021, and 2022, and for the years ended December 31, 2020, 2021 and 2022, the balance of the derivative instruments and the total amount of fair value changes are not material.

(k)    Accounts receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit worthiness of the customers as well as the age of the individual receivables balance. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. For the years ended December 31, 2020, 2021 and 2022, the Group recognized a provision for doubtful accounts of RMB5,302, RMB3,206 and RMB3,435, respectively.

The following table summarized the details of the Group’s allowance for doubtful accounts:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of year	5,025	3,268	5,986
Provision for doubtful accounts	5,302	3,206	3,435
Write-offs	(7,059)	(488)	(4,335)
Balance at the end of year	3,268	5,986	5,086

(l)    Inventories

Inventories, consisting of products for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandises and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. For the years ended December 31, 2020, 2021 and 2022, the Group recognized cost of revenue in connection with write-down of inventory with the amount of nil, nil and RMB9,273 respectively.

(m)    Property, equipment and software, net

Cabinets	4 to 5 years
Power banks	3 years
Computer and electronic equipment	3 years
Production tools	5 years
Software	10 years
Others	3 to 5 years
Leasehold improvements	Shorter of the estimated useful lives or the lease term

Property, equipment and software are stated at cost less accumulated depreciation/amortization and impairment. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives.

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

The Group’s power banks can be used either for rental in relation to the mobile device charging business or for sale, at the discretion of the users. The Group initially records the power bank as property and equipment based on the usage pattern of its users who primarily opt to rent the power banks. When the users elect to purchase power banks, the pertinent power banks are reclassified to the inventory at the net carrying value and are recognized as cost of revenues upon the transfer of power banks to users. As of December 31, 2021 and 2022, all power banks that were elected for purchase by the users had been transferred to the users. For the years ended December 31, 2020, 2021 and 2022, the Group recognized cost of revenue in connection with the power bank sales with the amount of RMB31,856, RMB27,956 and RMB12,465, respectively.

(n)    Capitalized Software Development Cost

The Group capitalizes the direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees incurred during the application development stage of the internal-use software projects. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of three years. Software development cost capitalized amounted to nil, RMB7,922 and RMB5,677 for the years ended December 31, 2020, 2021 and 2022, respectively. The amortization expense for capitalized software costs amounted to nil, RMB1,280 and RMB3,679 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the carrying amount of capitalized internal use software development costs was RMB6,642 and RMB8,640, respectively.

(o)    Impairment of long-lived assets

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

When impairment is recognized, the adjusted carrying amount of the underlying fixed assets becomes their carrying value. The new cost basis is depreciated over the remaining useful lives of the assets. Impairment charge recognized in cost of revenues for the years ended December 31, 2020, 2021 and 2022 was nil, nil and RMB21,560, respectively.

(p)    Revenue recognition

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

The Group earns its revenue from the mobile device charging business from the rental fees it receives from the customers, which are a function of the hourly rate determined by the Group and the period of time for which the customers use the power banks. The Group collects fees directly from its customers through third party payment processors, such as WeChat and Alipay, generally upon the return of the power bank. As individual customers have the right to use a specific power bank for a period of time to charge their mobile devices, the arrangements with the individual customers constitute a lease and the revenue for the mobile device charging business is recognized under ASC 842, “Leases” (“ASC 842”) since the adoption of ASC 842 by the Group on January 1, 2022, and under ASC 840, “Leases” (“ASC 840”) during the periods prior to January 1, 2022. The revenue generated from the mobile device charging business is recognized as contingent rental revenue which is accrued during the rental period of the power banks.

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

Transaction with network partners - sales of the cabinets

Under the network partner model, the Group sells the cabinets to majority of network partners, but retains all the output derived from the cabinets, whose only potential use is to store, charge, and process the Group’s proprietary power banks, for an indefinite period. The Group has determined that this right of use should be accounted for as an embedded lease for the estimated useful life of the cabinets. Since the embedded lease of the cabinets would be classified as a capital lease under ASC 840 and as a finance lease under ASC 842, the Group accounts for the proceeds from the network partners as a financing transaction rather than as a sale of the cabinets.

Therefore, the cabinets continue to be recognized as the Group’s equipment and are depreciated over their useful lives (Note 5). The cash received from the network partners for the cabinets is initially recognized as financial liabilities and the liability is subsequently accreted over the estimated beneficial period of the cabinets based on the estimated effective rate of return implicit in the lease, with interest expense being recognized. The effective interest rate is estimated based on the projected variable lease repayment amounts that have been bifurcated from the estimated commissions to be paid to the network partners during the useful life of the cabinets based on their relative standalone selling prices. The financial liabilities are settled when payments are made to the network partners. The financial liabilities that are expected to be settled over one year from the balance sheet date are presented as long-term liabilities.

The Group regularly evaluates the effective interest rate against the actual lease repayments and prospectively adjusts the effective interest rate as necessary. For the periods presented, there was no material change in the effective interest rate. For the years ended December 31, 2020, 2021 and 2022, the weighted average effective interest rate was 23%, 24% and 21%, respectively.

The roll forward of the aggregated financing payables for both current and non-current are as below:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of year	142,156	244,151	169,833
Addition	115,387	3,445	1,758
Accretion of interest	32,097	37,806	31,196
Repayment	(45,489)	(115,569)	(69,738)
Derecognition (*)	—	—	(24,496)
Balance at the end of year	244,151	169,833	108,553

*For the year ended December 31, 2022, with the termination of the arrangement with certain network partners, the Group is no longer considered to retain the right of use of the cabinets sold to these network partners and the financing transaction is ceased accordingly. Therefore, the Group derecognized the carrying values of the related equipment and the financing payables of RMB6,959 and RMB24,496, respectively, with the net gains of RMB17,537 recorded in other operating income as the debt extinguishment gain.

Transaction with network partners – upfront fee

Since 2021, the Group entered into network partners agreements with certain network partners under which, instead of purchasing the cabinets from the Group, the network partners agree to pay a pre-agreed fixed upfront fee to the Group to become its network partners. During the contractual period, the network partners are entitled to the commission from the Group based on a certain percentage of the revenue the Group generates from the equipment placed by the network partners. The upfront fee is recorded as liability when collected and is amortized on a straight-line basis over the estimated beneficial period as the deduction of the commission to the to the network partners. For the years ended December 31, 2021 and 2022, the upfront fees agreed under such arrangements were RMB158,176 and RMB433,404, respectively, among which RMB14,586 and RMB73,554 was amortized as the reduction to the sales and marketing expenses, respectively.

For the year ended December 31, 2022, with the business winding-ups of certain network partners under the upfront fee arrangements, the Group derecognized carrying values of the related equipment previously provided to these network partners and the outstanding upfront fee payable of RMB2,785 and RMB6,917, respectively, with the net gains of RMB4,132 recorded in other operating income.

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

(q)    Cost of revenues

Cost of revenues consists primarily of shipping and handling expenses, employee wages, bonus and benefits of supply chain departments, rental expenses, depreciation of power banks and cabinets, cost of power banks sold or lost, cost of merchandises sold and other expenses directly attributable to the Group’s principal operations.

(r)    Research and development expenses

Research and product development expenses include employee wages and other compensation-related expenses for the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software-internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (Note 2(n)).

(s)    Sales and marketing expenses

Sales and marketing expenses comprise primarily of the amortization of entry fees paid to location partners and commissions to the location partners and network partners which are all primarily for purchase of user traffic, advertising expenses, third-party platforms commission fee, employee wages and benefits for sales and marketing staff, depreciation expenses, rental expenses and other daily expenses which are related to the sales and marketing functions. Entry fees paid to location partners are amortized on straight line basis over the contractual period with location partners during which the Group’s equipment is placed in location partners’ venues, ranging from 1 year to 6 years, and the weighted average term is around 1.9 years, 2.0 years and 2.3 years for the years ended December 31, 2020, 2021 and 2022. Entry fee is accrued based on actual period of cabinet placement if payment is yet to be made. Commissions to the location partners and network partners are expensed in line with the recognition of rental income from users. For the years ended December 31, 2020, 2021 and 2022, the aggregated commissions to the location partners and network partners and amortization of the entry fees to the location partners amounted to RMB1,576,565, RMB2,112,774 and RMB2,069,102, respectively.

Advertising expenses primarily consist of promotion and advertising expenses. The Group expenses all advertising expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, advertising expenses were RMB6,752, RMB14,988 and RMB10,684, respectively.

(t) General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, and costs associated with the use of facilities and equipment by these functions, such as depreciation expenses, rental and other general corporate related expenses.

(u)    Employee benefits

The Company’s subsidiaries and the consolidated VIE in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2020, 2021 and 2022, employee social benefits included as expenses in the consolidated statements of comprehensive income/(loss) amounted to RMB53,266, RMB140,259 and RMB151,499, respectively.

The Group has not made contribution in full to the labor bureau for some of the employees based on relevant PRC regulation. The Group has made provision for the underpayment of social benefits according to the relevant PRC regulation. As of December 31, 2021 and 2022, the accrued and unpaid employee social benefits were RMB31,384 and RMB58,478, respectively.

(v)    Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies are mainly VAT refund and other government subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. VAT refund and other government subsidies are recognized as other operating income upon receipt as further performance by the Group is not required. For the years ended December 31, 2020, 2021 and 2022, government subsidies were RMB24,790, RMB29,956 and RMB17,636, respectively.

(w)    Share-based compensation

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

(x)    Leases

The Group applied ASC 842, Leases, on January 1, 2022 on a modified retrospective basis and has elected not to recast comparative periods. The Group determines if an arrangement is a lease at inception. Operating leases are primarily for office and warehouse space and are included in right-of-use (“ROU”) assets, current portion of lease liabilities and non-current lease liabilities on its consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term.

Upon the adoption of the new lease standard, on January 1, 2022, the Group recognized operating lease assets of RMB31,132 and total operating lease liabilities of RMB25,807 (including current liabilities of RMB22,132) in the consolidated balance sheets. There was no impact to retained earnings at adoption.

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (ii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2022 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(y)    Income tax

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

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expense in its consolidated statements of comprehensive income/(loss). As of December 31, 2021, the Group did not have any unrecognized uncertain tax position, or any interest or penalties associated with tax positions. As of December 31, 2022, if recognized, RMB209,078 of unrecognized tax benefits would impact the Group’s effective tax rate.

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

(z)    Statutory reserves

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

For the years ended December 31, 2020, 2021 and 2022, the Group has provided RMB4,678, nil and nil appropriations to statutory surplus fund, respectively.

(aa)    Comprehensive income/(loss)

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

(ab)    Income/(loss) per share

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

(ac)    Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022.

(ad)    Treasury shares

Treasury shares for the years ended December 31, 2019 and 2020 represents ordinary shares issued to the Company’s consolidated VIEs for the RSUs scheme. Refer to Note 13(b) for details. On September 28, 2021, the Company’s board of directors authorized a share repurchase program under which the Company was authorized to repurchase up to US$50 million worth of the Company’s shares over the next 12 months (the “Share Repurchase Program”). On September 28, 2022, the Board authorized a 12-month extension to the Share Repurchase Program through September 27, 2023 that the Company may repurchase up to US$50.0 million of its shares. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets.

(ae)    Segment reporting

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

(af)    Recent accounting pronouncements

The Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company can elect to not adopt any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 “Leases (Topic 842)” (“ASU 201602”). Under the new guidance, lessees will be required to recognize a lease liability and a right-of use asset for each of its leases (other than leases that meet the definition of a short-term lease). Leases will be classified as either operating or finance. The update also expands the required quantitative and qualitative disclosures for leases. The standard is effective for the Group beginning January 1, 2022 and interim periods within the following fiscal year, with early adoption permitted.

The Group adopted ASC 842 using the modified retrospective transition approach, to be applied to leases existing as of, or entered into after, January 1, 2022. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition , which has been detailed in accounting policy(x) above.

In connection with the adoption of ASC 842, on January 1, 2022, the Group recorded an impact of RMB31,132 and RMB25,807 on its assets and liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Group’s office and warehouse space. The adoption of ASC 842 did not have a material impact on the Group’s results of operations or cash flows.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after January 1, 2022 and interim periods within those for the Group beginning after January 1, 2023. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Group adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Group’s consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU relates to the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities.

The FASB further issued Accounting Standards Update No. 2018-19,  “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2018-19, Accounting Standards Update No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-04, Accounting Standards Update No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief,” or ASU 2019-05, Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” or ASU 2019-10 and Accounting Standards Update No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-11. The amendments in these ASUs provide clarifications to ASU 2016-13. For financial assets measured at amortized cost, ASU 2019-04 requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, ASU 2019-04 made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists.

According to Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” for public business entities that are U.S. SEC filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Group elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended December 31, 2023, including interim periods in the year ended December 31, 2023. The Group adopted this standard on January 1, 2023 on a modified retrospective basis. The adoption did not have a material impact to the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for the Group are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The standard is effective for the Group for the year ended December 31, 2024 including interim periods in the year ended December 31, 2024. The adoption of this update is not expected to have a material impact to the Group’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2025 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statements. The adoption of this update is not expected to have a material impact to the Group’s consolidated financial statements.

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

Accounts receivables are typically unsecured and are primarily derived from revenue earned from mobile device charging provided for individuals and advertising services provided to customers. The following table summarized customers with greater than 10% of the account receivables:

	As of December 31,
	2021	2022
Customer A	17%	11%
Customer B	*	21%
Customer C	*	12%
*	Less than 10%

ZMI (Hong Kong) International Company Limited (“ZMI”), a related party of the Group (Note 15), accounted for 40% and 4% of purchases for the years ended December 31, 2021 and 2022, respectively. In addition, supplier A, a third party of the Group, accounted for 17% and 21% of purchases for the year ended December 31, 2021 and 2022, respectively. Supplier B, a third party of the Group, accounted for less than 10% and 12% of purchases for the years ended December 31, 2021 and 2022, respectively.

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

(c)    Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. As of December 31, 2021 and 2022, such affected monetary assets primarily included cash and cash equivalents and restricted cash denominated in US$. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

(d)    Impact of COVID-19

Since 2020, in response to the outbreak of the novel strain of the coronavirus, COVID-19 (the “COVID-19 pandemic”), as well as its new variants, Chinese government has implemented, and continues to implement, a variety of restricted measures to reduce the spread of COVID-19. These measures have had adverse effect on the Group’s consumer behaviors, ability to expand points of interest coverage, workforce and operations. These COVID-19 outbreaks were generally followed by a significant drop in offline foot traffic as people were more likely to stay at home and the Group’s location partners were required to temporarily shut down due to measures implemented by the government, which negatively impacted the Group’s points of interest coverage and financial performance.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Even though there have been improvements in the economic and operating conditions for the Group’s business since the outset of the COVID-19 pandemic, the Group cannot predict the long-term effects of the pandemic on its business at this time.

5. Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayment to location partners(a)	357,060	74,301
VAT receivables	77,527	10,450
Prepayment to service providers(b)	9,753	116,342
Deposits	14,553	14,400
Prepaid expenses	13,133	9,577
Advance payment of income tax	5,383	—
Others	10,131	3,602
Total	487,540	228,672
(a)	It represents entry fees and prepaid commissions to location partners. As discussed in Note 2(s), entry fees paid to location partners are amortized on straight line basis over the contractual period with location partners during which the Group’s equipment is placed in location partners’ venues. In addition, since 2021, when entering into the location partner agreements, the Group agreed to prepay commissions to certain location partners. The amount of the prepayment is based on the pre-agreed forecast of commissions to the location partners during the contractual period. The prepayment is used to offset the actual commissions to be paid to the local partners on monthly basis based on the pre-agreed monthly forecast of commissions. The location partners are obligated to refund to the Group any remaining prepayments if performance target is not met within a pre-agreed period.

The Group is closely monitoring the recoverability of these prepayments to location partners based on the actual performance of each of the location partners. For the years ended December 31, 2021, and 2022, the Group recognized nil and RMB56,385 impairments for the prepaid commissions to the location partners whose businesses were wound up in 2022 as a result of the surge of COVID-19 infections in certain regions.

(b)	It represents the prepayment made to third-party payment processing providers are engaged by Group to facilitate its settlement with network partners and location partners for the commission fees. Depends on the settlement arrangement with different payment processing providers, after the prepayment is made by the Group, the commissions can be drawn down by network partners at their discretions or settled by payment processing providers on a pre-agreed settlement period. Upon settlement, the prepayment made to the payment processing providers and commission payables to network partners and location partners (Note 9) are derecognized accordingly. As of December 31, 2022, both the amounts of the prepayment made to the payment processing providers and commission payables increased as result of the lengthened settlement period agreed with the payment processing provider.

6. Property, equipment and software, net

Property, equipment and software and its related accumulated depreciation and accumulated impairment as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Cabinets	1,059,963	1,159,455
Power banks	675,611	833,257
Construction in progress	103,157	150,654
Software	14,982	23,039
Production tools	9,625	13,847
Computer and electronic equipment	4,543	13,445
Leasehold improvements	3,722	3,902
Others	816	844
Subtotal	1,872,419	2,198,443
Less: Accumulated depreciation	(927,193)	(1,291,203)
Less: Accumulated impairment	—	(20,780)
Property, equipment and software, net	945,226	886,460

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses were RMB343,381, RMB396,906 and RMB421,345 respectively.

For the years ended December 31, 2020, 2021 and 2022, impairment charges were nil, nil and RMB21,560, respectively.

The summary of the leased cabinets under finance leases is as below:

	As of December 31,
	2021	2022
	RMB	RMB
Cabinets	173,663	154,822
Less: Accumulated depreciation	(70,621)	(111,183)
Less: Accumulated impairment	—	(3,018)
	103,042	40,621

7. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayment to location partners(a)	133,887	11,649
Prepayment for purchase of property, equipment and software	19,920	15,038
Deposits	8,467	7,790
Others	2,712	1,421
Total	164,986	35,898
(a)	As discussed in Note 5(a), as of December 31, 2022, the Company assessed the recoverability of these prepayments based on the actual performance of each of the location partners. For the years ended December 31, 2021, and 2022, the Group recognized nil and RMB87,069 for impairments of the non-current prepaid commissions to the location partners whose businesses were wound up in 2022 as a result of the surge of COVID-19 infections in certain regions.

8. Leases

The Group has operating leases primarily for office and warehouses to store its cabinets and power banks, which have lease terms varying from one to four years.

Total lease costs for the year ended December 31, 2022 was RMB34,243, included in research and development, sales and marketing and general and administrative expenses in the Group’s consolidated statements of comprehensive income/(loss). Out of the total lease costs, there was RMB4,143 of expenses for short-term leases within 12 months. As of December 31, 2022, the operating lease arrangements of the Group, primarily for warehouse premises, that have not yet commenced is not material.

Supplemental cash flow information related to leases were as follows:

Year Ended December 31,
2022
RMB
Cash paid for the rentals included in the lease liabilities	22,850
ROU assets obtained in exchange for operating lease liabilities	10,034

As of December 31, 2022, supplemental consolidated balance sheet information related to leases were as follows:

As of December 31,
2022
RMB
Right-of-use assets	12,442
Current portion of lease liabilities	9,761
Non-current lease liabilities	854

Lease term and discount rates were as follows:

As of December 31,
2022

Weighted-average remaining lease term
Operating leases	0.6 years
Weighted-average discount rate
Operating leases	4.7%

As of December 31,
2022
Maturities of lease liabilities were as follows:
2023	10,452
2024	323
Total undiscounted lease payments	10,775
Less: imputed interest	(160)
Total present value of lease liabilities	10,615

As of December 31, 2021, future minimum payments under non-cancellable operating leases for offices and warehouses consist of the following:

As of December 31,
2021

2022	23,457
2023	5,349
2024	173
Total	28,979

Amounts are based on ASC 840, Leases that were superseded upon the Group’s adoption of ASC 842, Leases on January 1, 2022 and operating lease expenses were RMB34,682 and RMB41,902 for the years ended December 31, 2020 and 2021, respectively.

9. Accounts and notes payable and accruals and other current liabilities

Accounts and notes payable consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Commission payables to network partners and location partners	330,586	546,739
Entry fees payable to location partners	62,135	46,359
Payables for purchase and maintenance of property, equipment and software	154,430	209,367
Others	4,600	7,732
Total	551,751	810,197

Accruals and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Customer deposits	211,938	229,356
Derivative liabilities	—	2,592
Others	26,572	36,059
Total	238,510	268,007

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and consolidated VIE of the Group in the PRC are subject to a uniform income tax rate of 25% for all periods presented. Shanghai Zhixiang was entitled to be “Software Enterprise”. According to the new EIT Law and relevant regulations, from the year of 2019, Shanghai Zhixiang could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate. Meanwhile, in 2022, Shanghai Zhixiang also applied for its qualification as High and New Technology Enterprise (“HNTE”) and is entitled to a preferential income tax rate of 15% from 2022 to 2024 as long as it maintained its qualification for HNTE that is subject to verification by competent authorities and renewals every three years.

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

As of December 31, 2021 and 2022, the aggregated amount of undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company were RMB127,713 and RMB72,966, respectively. In accordance with the EIT Law, a withholding tax of 10%, or 5% subject to approval of Chinese tax authorities, will be imposed on the dividends when distributed to their immediate holding company outside of Mainland China. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2021 and 2022.

The components of income before tax are as follows:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income/(loss) before tax:
Income/(loss) from PRC entities	102,073	(128,658)	(609,980)
(Loss)/income from overseas entities	(8,082)	4,043	13,216
Total income/(loss) before tax	93,991	(124,615)	(596,764)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Difference in tax rates of subsidiaries outside PRC	3%	—%	—%
Effect of permanent differences	(3)%	(7)%	(6)%
Research and development super deduction	—	15%	3%
Non-taxable income	—	1%	1%
Effect of tax holiday	(5)%	2%	—
Change in estimates for uncertain tax positions	—	—	(35)%
Others	—	—	(3)%
Change in valuation allowance	—%	(36)%	(4)%
Effect tax rate	20%	—%	(19)%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
The aggregate amount of effect of tax holidays	4,535	2,243	—
Basic and diluted net loss per share effect	0.08	0.01	—

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) are as follows:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax expense applicable to PRC entities
Current income tax expense	903	(554)	179,907
Deferred income tax expense	17,661	554	(65,431)
Subtotal income tax expense appliable to PRC entities	18,564	—	114,476
Current and deferred income tax expense applicable to overseas entities	—	—	—
Income tax expense, net	18,564	—	114,476

The following table sets forth the significant components of deferred tax assets/(liabilities):

	As of
	December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Deferred upfront fee received	—	117,264
Commissions and entry fees for which invoices have not been collected	2,780	3,043
Accrued salary and welfare payable	8,194	14,500
Accrued expenses	—	5,209
Property, equipment and software, net	12,642	5,037
Inventory write-downs	—	2,318
Net operating loss carry-forwards	96,761	65,531
Others	801	11,036
Less: Valuation allowances	(47,430)	(72,783)
Total deferred tax assets	73,748	151,155
Deferred tax liabilities
Property, equipment and software, net	—	(20,499)
Accrued service revenue (a)	(108,193)	(93,382)
Capitalized software development costs	—	(1,296)
Others	—	(4,992)
Total deferred tax liabilities	(108,193)	(120,169)
Deferred tax (liabilities)/assets, net,	(34,445)	30,986

Note (a) — Deferred tax liabilities were provided for the unbilled service fee charged to VIEs by WFOEs pursuant to the exclusive business cooperation agreement entered into between VIEs and WFOEs as discussed in Note 1(b).

As of December 31, 2022, the Group had net operating loss carry forwards of approximately RMB405,191 which mainly arose from the subsidiaries and consolidated VIEs established in the PRC. The loss carries forwards from PRC entities will expire during the calendar year from 2025 to 2032. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards.

As of December 31, 2022, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2025	637
2026	237,664
2027	131,203
2031	17,408
2032	18,279
405,191

Movement of valuation allowance

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	474	621	47,430
Additions	147	46,809	25,353
Balance at the end of the year	621	47,430	72,783

As of December 31, 2021 and 2022, valuation allowances of RMB47,430 and RMB72,783 were provided because it was more likely than not that certain entities within the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated. If events occur in the future that allow these entities to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The evaluation involves considerable judgement and is based on the best information available. For the year ended December 31, 2022, the Group identified the uncertain tax position related to certain commission expenses and recognized RMB176,880 tax liability in other non-current liabilities, which is based on the best estimate of the largest amount of tax benefit that is more likely than not to be realized. Included within the unrecognized tax benefit is the tax benefit of RMB209,078 that, if recognized, would impact the Group’s effective tax rate. It is possible that the estimate and ultimate settlement of this uncertain tax position may be further change based on further interactions with tax authorities.

The material jurisdiction in which the Group is subject to potential examination is the Chinese mainland. In general, the tax authorities in the Chinese mainland have three years, and in special cases up to five years, to conduct examinations of the tax filings of the Group’s PRC subsidiaries.

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

On October 15, 2019, as approved by the Company’s board of directors and shareholders, the Company repurchased 7,026,030 and 275,000 ordinary shares from Smart Share Holding and Smart Share CGY, respectively, at the purchase price of US$0.8218 per share with an aggregate consideration of US$6 million (RMB42,070). This consideration was passed by Smart Share Holding and Smart Share CGY to the founders and employees who are considered as the holders of the economics associated with the ordinary shares repurchased. The shares were cancelled by the Company after the repurchase. Since the economics of the ordinary shares repurchased from Smart Share Holding and Smart Share CGY were ultimately held by the founders and employees of the Company as a result of the vesting of the restricted shares and RSUs, the excess of the repurchase price over the fair value of the Company’s ordinary shares on the date of the transaction of RMB17,421 in the aggregate was recorded as share-based compensation expense within general and administrative expenses.

In January 2021, the Company’s board of directors resolved the surrender of 34,703,970 ordinary shares of Smart Share Holdings and issued the corresponding 27,397,000 ordinary shares to Super June Limited and 7,306,970 ordinary shares to Victor Family Limited, respectively, for no consideration. Super June Limited and Victor Family Limited are entities owned by two founders of the Group respectively. After the transaction, each founder holds the same percentage of the equity interest of the Group directly as the ones used to be held indirectly through Smart Share Holding.

In January 2021, the Company’s shareholders and board of directors approved a share incentive plan (the “2021 Share Incentive Plan”) for its employees, directors and external consultants. In connection with the adoption of the 2021 Share Incentive Plan, the Company’s board of directors have resolved the surrender of 44,566,250 ordinary shares of Smart Share CGY and 2,000,000 ordinary shares of Smart Share Brothers for no consideration.

Pursuant to a resolution made by the Company’s board of directors and shareholders on March 12, 2021, the Company adopted a dual-class share structure. A total of 73,973,970 then issued and outstanding ordinary shares were re-designated and re-classed into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the IPO. The remaining issued and outstanding ordinary shares and all the Series Seed, Series A, Series A-1, Series B-1, Series B-2, Series C-1, Series C-2, Series D-1 and Series D-2 Convertible Redeemable Preferred Shares were converted to Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of the IPO. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Except for the voting and conversion rights, holders of Class A ordinary shares and Class B ordinary shares have the same rights.

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

As of December 31, 2022, the Company had 609,026,779 ordinary shares authorized, 452,898,177 shares of Class A Ordinary Shares and 73,973,970 shares of Class B Ordinary Shares issued, and 444,390,065 shares of Class A Ordinary Shares and 73,973,970 shares of Class B Ordinary Shares were outstanding, respectively.

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

Series C-2 Convertible Redeemable Preferred Shares (“Series C-2 Preferred Shares”, together with Series C-1 Preferred Shares, referred to as Series C Preferred Shares)

On December 24, 2019, the Company issued 10,224,598 Series C-2 Preferred Shares to certain third-party investors at the purchase price of US$0.9780 per share with an aggregate consideration of US$10,000 (equivalent to RMB71,531). The cost incurred for issuance of Series C-2 Preferred Shares was US$252 (equivalent to RMB1,758). As of December 31, 2019, certain Series C-2 Preferred Shares investor did not pay the consideration with amount of US$3,500 (equivalent to RMB24,458) when the Series C-2 Preferred Shares was issued, but paid the consideration in January 2020 accordingly to the consideration payment schedule.

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

Series D-2 Convertible Redeemable Preferred Shares (“Series D-2 Preferred Shares”)

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

For each reporting period, the Company accretes the carrying amount of the Preferred Shares to the redemption value, which is the higher of (1) the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the Optional Redemption Date, or (2) the fair market value of the Preferred Shares on the reporting date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit until the Preferred Shares were converted. For the years ended December 31, 2020, 2021 and 2022, the accretion of the Preferred Shares was RMB3,206,324, RMB4,729,719 and nil, respectively.

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

The Company’s Preferred Shares activities for the years ended December 31, 2020, 2021 and 2022 are summarized below:

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

The Company recognized a loss of RMB7,442 from the change in fair value of the warrant liabilities for the years ended December 31, 2020.

The roll forward of major Level 3 investments are as following:

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Fair value of Level 3 liability at the beginning of the year	2,384	—	—
The change in fair value of the liability	7,442	—	—
Exercise of warrant	(9,631)	—	—
Foreign currency translation	(195)	—	—
Fair value of Level 3 liability at the end of the year	—	—	—

The warrant is not traded in an active securities market, and as such, with the assistance from an independent valuation firm, the Company estimated its fair value using the binomial option pricing model as of December 10, 2020, the date of exercise, using the following main assumptions:

	As of	As of	As of
	December 10,	December 31,	December 31,
	2020	2021	2022
Fair value of Series A-1 Preferred Shares (US$)	1.8517	—	—
Dividend yield	—%	—	—
Time to maturity	—	—	—
Risk-free interest rate	0.20%	—	—
Expected volatility	68.45%	—	—

13. Share-based compensation

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	24,015	23,688	21,383
Research and development expenses	1,378	1,462	1,679
Sales and marketing expenses	4,144	5,252	4,983
Cost of revenues	218	271	200
Total	29,755	30,673	28,245

Compensation expenses recognized for different awards were as follows:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Vesting of restricted shares	12,415	6,607	—
Vesting of RSUs	17,340	20,130	17,878
Vesting of share options	—	3,936	10,367
Total	29,755	30,673	28,245

There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation expense and the Group did not capitalize any share-based compensation expense as part of the cost of any assets for the years ended December 31, 2020, 2021 and 2022. The Group makes an entity-wide accounting policy election to account for forfeitures when they occur.

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

The following table summarizes the Group’s restricted shares activities:

	Numbers of shares	Weighted-average grant date fair value
		US$
Unvested at December 31, 2019	40,500,000	0.0889
Vested	(20,250,000)	0.0889
Unvested at December 31, 2020	20,250,000	0.0889
Vested	(20,250,000)	0.0889
Unvested at December 31, 2021 and 2022	—	—

Share-based compensation expense for the restricted shares was measured using the estimated fair value of the Company’s ordinary shares of US$0.0889 at the grant date and is amortized to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the vesting term.

For the years ended December 31, 2020, 2021 and 2022, the total fair value of restricted shares vested were RMB12,415, RMB6,607 and nil, respectively.

Upon the completion of IPO, the 20,250,000 of unvested restricted shares owned by the founders of the Group were vested immediately according to the IPO vesting condition.

As of December 31, 2021 and 2022, there was not any unrecognized shared-based compensation expense related to restricted shares.

(b)	Smart Share CGY and Smart Share Brothers’ RSUs scheme (“RSUs scheme”)

As disclosed in Note 11, Smart Share CGY and Smart Share Brothers are solely owned by the founder of the Company and are the consolidated VIEs of the Company. Both Smart Share CGY and Smart Share Brothers were established to facilitate the adoption of an RSUs scheme on behalf of the Company. The RSUs scheme is administered by the board of directors of the Company and RSUs were granted to the Company’s employees and external consultants. All the ordinary shares of Smart Share CGY and Smart Share Brothers are authorized and issued to the founder to facilitate the adoption of the RSUs scheme.

The number of authorized and issued shares of Smart Share CGY and Smart Share Brothers were 44,841,250 and 2,000,000, respectively, which mirrored the number of the Company’s ordinary shares issued to Smart Share CGY and Smart Share Brothers, respectively. The founder holds the shares of Smart Share CGY and Smart Share Brothers on behalf of the Company and beneficiaries of the RSUs scheme. Other than holding the Company’s ordinary shares, Smart Share CGY and Smart Share Brothers do not have any other assets. The ordinary shares issued to Smart Share CGY and Smart Share Brothers are presented as treasury shares in the Company’s consolidated balance sheets.

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

In January 2021, the Company’s board of directors approved the modification of Smart Share CGY and Smart Share Brothers’ RSUs scheme to allow the grantees to directly hold the ordinary shares or RSUs of the Company, under which each vested RSU of Smart Share CGY and Smart Share Brothers’ RSUs scheme was exchanged for one ordinary share of the Company with an equivalent economic value, and each outstanding unvested RSU under the Smart Share CGY’s RSUs scheme was exchanged for one RSU of the Company with an equivalent economic value. The modification did not change the vesting conditions and the remaining vesting period. There was no incremental share-based compensation cost recorded in connection with this modification.

The following table summarizes the Group’s RSUs activities:

	RSUs	Weighted Average
	Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2019	20,798,863	0.3119
Granted	7,775,835	0.9203
Vested	(6,060,842)	0.2753
Forfeited	(1,608,861)	0.4077
Unvested at December 31, 2020	20,904,995	0.5415
Vested	(7,629,599)	0.4302
Forfeited	(861,193)	0.6266
Unvested at December 31, 2021	12,414,203	0.6037
Vested	(5,341,452)	0.5265
Forfeited	(713,418)	0.7401
Unvested at December 31, 2022	6,359,333	0.6531

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

The Company recognized share-based compensation expenses of RMB17,340, RMB20,130 and RMB17,878 related to RSUs in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2021 and 2022, as agreed with the employees in connection with the vesting of their RSUs, the employees transferred 2,306,690 and 91,860 vested RSUs to the Company respectively, of which the aggregated fair value was RMB21,848 and RMB362 respectively on the dates of transfer. The fair value of the transferred shares was determined by the market prices on the dates of transfer and was equivalent to the individual income taxes that the employees were liable to for the vesting of RSUs and the Company would settle with the local tax authority on behalf of the employees. The Company recorded the withheld shares in treasury shares.

For the years ended December 31, 2020, 2021 and 2022, the total fair value of RSUs vested were RMB11,504, RMB22,661 and RMB19,423, respectively.

As of December 31, 2021 and 2022, there were RMB39,525 and RMB17,413 of unrecognized shared-based compensation expenses related to the RSUs, which is expected to be recognized over a weighted-average period of 2.08 and 1.20 years.

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

In August 2021, the Board approved the Company to grant share options and restricted shares to purchase up to 5,055,208 Class A ordinary shares under the 2021 Share Incentive Plan. Accordingly, as of December 31, 2021, the Company granted 5,009,222 share options. The Company didn’t grant any share options in 2022.

Share options granted under the 2021 Incentive Plan have a contractual term of ten years from the stated grant date and are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share-based awards generally vest 25% upon the first anniversary of the vesting commencement date, and 25%, 25% and 25% in following years thereafter.

The following table summarizes the Group’s option activities:

		Weighted	Weighted
		Average	Average
		Grant	Remaining	Aggregate
	Share	Date Fair	Contractual	Intrinsic
	Option	Value	Life	Value
		US$	In years
Outstanding as of December 31, 2020	—	—	—	—
Granted	5,009,222	1.4350	—	—
Cancelled	(228,624)	1.4350	—	—
Outstanding as of December 31, 2021	4,780,598	1.4350	9.64	21,945
Exercised	(55,960)	1.4350	—	—
Cancelled	(451,726)	1.4350	—	—
Outstanding as of December 31, 2022	4,272,912	1.4350	8.64	16,667
Vested and expected to vest as of December 31, 2022	4,272,912	1.4350	8.64	16,667
Exercisable as of December 31, 2022	1,064,156	1.4350	8.64	4,151

The Group uses binomial option-pricing model determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

Year ended December 31, 2021
Exercise price (US$)	0.01
Fair value of the ordinary share on the date of option grant (US$)	1.445
Expected volatility	62.97%
Risk-free interest rate (per annum)	1.25%
Expected dividend yield	—
Exercise multiple	2.2
Contractual term (in years)	10
Expected forfeiture rate (post-vesting)	5.24%

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of nil, RMB3,936 and RMB10,367 for share options granted in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, there was RMB40,601 and RMB26,456 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 3.64 and 2.64 years, respectively.

14. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 Earnings per share for the years ended December 31, 2020, 2021 and 2022 as below:

	Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income/(loss)	75,427	(124,615)	(711,240)
Less: Accretion on convertible redeemable preferred shares to redemption value	(3,206,324)	(4,729,719)	—
Less: deemed dividend to the shareholders	—	(104,036)	—
Net loss attributable to ordinary shareholders - basic and diluted	(3,130,897)	(4,958,370)	(711,240)
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	54,506,733	406,567,584	518,307,406
Net loss per share - basic and diluted	(57.44)	(12.20)	(1.37)

For the year ended December 31, 2020, the effects of all outstanding Preferred Shares, restricted shares and RSUs have been excluded from the computation of diluted loss per share as their effects would be antidilutive. For the years ended December 31, 2021 and 2022, the effects of all outstanding RSUs and share options have been excluded from the computation of diluted loss per share as their effects would be antidilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31,
	2020	2021	2022
Shares issuable upon vesting of RSUs	12,973,563	10,723,068	490,148
Shares issuable upon vesting of share options	—	2,821,137	—
Shares issuable upon conversion of the Preferred Shares	305,355,746	—	—
Restricted shares that become outstanding upon vesting	28,022,113	—	—
Warrant to purchase of Preferred Shares	—	—	—
Total	346,351,422	13,544,205	490,148

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
People Better Limited (“People Better”)	A shareholder with significant influence over the Group
ZMI	Subject to common significant influence by one of the Company’s directors

The Group had the following balances with the major related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Long-term prepayments to a related party
Long-term prepayments to ZMI (a)	20,037	71
Amounts due to related parties - current
Due to ZMI (b)	23,290	—
Amounts due to related parties - non-current
Due to the Nominee Shareholders of Shanghai Zhixiang (Note 1)	1,000	1,000
(a)	It represents the balance prepaid for power banks and cabinets purchase, which are non-current assets.
(b)	It represents the notes payable issued by the Group for power banks and cabinets purchase. The terms of notes are ranged from 3 to 6 months with interest free.

The Group had the following transactions with the major related parties:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchase of power banks and cabinets from ZMI	233,605	154,127	18,306
Proceeds of borrowings from People Better (c)	50,000	—	—
Repayment of borrowings from People Better (c)	50,000	—	—
Payment of deposit to People Better (c)	8,600	—	—
Proceeds of deposit refund from People Better (c)	8,600	—	—
Payment of interest to People Better (c)	1,032	—	—
(c)	In May 2020, the Group entered into a capital lease agreement of cabinets with People Better for 1 year with selling price of RMB50,000 and total rental payment of RMB51,613. The Group also paid a deposit of RMB8,600 to People Better for the lease, which was refundable at the end of lease. The Group has the option to purchase the cabinets back at the nominal price at the end of lease term. Considering the existence of bargain purchase option, the lease was accounted for as a capital lease. The Group did not derecognize the cabinets from property, equipment and software and continued depreciating the assets. The transaction was accounted for as a failed sale-leaseback transaction and the proceeds of RMB50,000 received from People Better was recognized as a financial liability in amount due to related party — current. Rental payments were allocated between interest expense and principal repayment of the financial liability and the Group used the rate of return implicit in the lease of 6% to determine the amount of interest expenses.

In November 2020, the Group repaid remaining lease payments in advance and received deposit refund of RMB8,600. Total interest expense was amount to RMB1,032, which included early repayment penalty.

16. Commitments and contingencies

(a)    Operating lease agreement

As of December 31, 2021, the Group entered into various non-cancelable operating lease agreements for its offices and warehouses with remaining lease terms of up to 2.5 years. See Note 8 to these consolidated financial statements for additional details on the Group’s operating lease commitments.

(b)    Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of cabinets and power banks. As of December 31, 2021 and 2022, capital commitments relating to purchase of cabinets and power banks were approximately RMB80,147 and RMB109,638, respectively.

(c)    Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2021 and 2022, the Group is not a party to any material legal or administrative proceedings.

In February 2021, Mr. Mars Guangyuan Cai, the founder and chief executive officer of the Company who, as one of the Nominee Shareholders, holds 62% equity interest of Shanghai Zhixiang, received a lawsuit filed by two individuals alleging that Mr. Cai had failed to fulfil an alleged promise Mr. Cai was claimed to have made when Shanghai Zhixiang had not been incorporated to gift 3% equity interest of Shanghai Zhixiang to the plaintiffs. On January 25, 2022, the case was ruled in favor of Mr. Mars Guangyuan Cai by a court of competent jurisdiction in the PRC as the final verdict. This lawsuit did not have any impact on the Company’s consolidated financial statements.

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

As of December 31, 2021 and 2022, the total restricted net assets of the Group’s subsidiaries and consolidated VIE incorporated in PRC and subjected to restriction amounted to approximately RMB1,611,371 and RMB1,294,247, respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Group may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Group’s subsidiaries and consolidated VIE to satisfy any obligations of the Group.

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of December 31, 2021 and 2022.

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

Condensed balance sheets

		As of December 31,
		2021	2022
		RMB	RMB
ASSETS
Current Assets:
Cash and cash equivalents		59,079	5,390
Prepayments and other current assets		987	802
Total current assets		60,066	6,192
Non-current Assets:
Investment in subsidiaries		1,919,167	1,136,046
Amounts due from related parties		1,300,477	1,545,429
Total non-current assets	.	3,219,644	2,681,475
Total assets	.	3,279,710	2,687,667
LIABILITIES, AND SHAREHOLDER’S EQUITY
Current Liabilities:
Salary and welfare payable		—	104
Accruals and other current liabilities		6,606	8,897
Amounts due to related parties		24,591	24,918
Total current liabilities		31,197	33,919
Non-current Liabilities:
Other non-current liabilities		16,489	12,443
Total Non-current liabilities		16,489	12,443
Total liabilities		47,686	46,362
Shareholder’s equity:
Ordinary shares (par value of US$0.0001, nil shares authorized, issued, and outstanding as of December 31, 2021 and 2022, respectively)		—	—
Class A ordinary shares (par value of US$0.0001, 535,052,809 and 535,052,809 shares authorized, 452,898,177 and 452,898,177 issued, and 443,533,171 and 444,390,065 outstanding as of December 31, 2021 and 2022, respectively)		296	296
Class B ordinary shares (par value of US$0.0001, 73,973,970 and 73,973,970 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)		51	51
Treasury shares (9,365,006 and 8,508,112 shares as of December 31, 2021 and 2022, respectively)		(27,784)	(6,816)
Additional paid-in capital		11,799,301	11,786,482
Statutory reserves		16,593	16,593
Accumulated other comprehensive income		51,556	163,928
Accumulated deficit		(8,607,989)	(9,319,229)
Total shareholders’ equity		3,232,024	2,641,305
Total liabilities, and shareholders’ equity		3,279,710	2,687,667

Condensed statements of comprehensive loss

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	(1,702)	(6,163)	(7,859)
Other operating income	—	3,946	5,379
Loss from operations	(1,702)	(2,217)	(2,480)
Interest and investment income	—	547	104
Foreign exchange gains, net	—	25	—
Fair value changes of warrant liabilities	(7,442)	—	—
Equity in income/(loss) of subsidiaries and the VIEs	84,571	(122,970)	(708,864)
Income/(loss) before income tax expense	75,427	(124,615)	(711,240)
Net income/(loss)	75,427	(124,615)	(711,240)
Accretion of convertible redeemable preferred shares	(3,206,324)	(4,729,719)	—
Deemed dividend of preferred shareholders	—	(104,036)	—
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(3,130,897)	(4,958,370)	(711,240)
Net income/(loss)	75,427	(124,615)	(711,240)
Other comprehensive income/(loss)	—	—	—
Foreign currency translation adjustments, net of nil tax	232,957	(150,267)	112,372
Total comprehensive income/(loss)	308,384	(274,882)	(598,868)
Accretion of convertible redeemable preferred shares	(3,206,324)	(4,729,719)	—
Deemed dividend of preferred shareholders	—	(104,036)	—
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(2,897,940)	(5,108,637)	(598,868)

Condensed statements of cash flows

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating activities with external parties	—	23,705	(5,559)
Net cash generated from/(used in) operating activities	—	23,705	(5,559)

Investments in subsidiaries	(58,473)	(1,048,953)	—
Loans to subsidiaries	—	(1,300,477)	(31,394)
Investing activities with external parties	—	—	920
Net cash used in investing activities	(58,473)	(2,349,430)	(30,474)

Financing activities with external parties	733,569	1,679,515	(19,734)
Net cash generated from/(used in) financing activities	733,569	1,679,515	(19,734)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,438)	(17,475)	2,078

Net increase/(decrease) in cash and cash equivalents	673,658	(663,685)	(53,689)
Cash and cash equivalents at beginning of year	49,106	722,764	59,079
Cash and cash equivalents at end of year	722,764	59,079	5,390