Form 20-F
period 2023-12-31
Smart Share Global Ltd
filed 2024-04-24
CIK 1834253

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A ordinary shares Class A ordinary shares, par value* US$0.0001 per share	EM	The Nasdaq Stock Market LLC (The Nasdaq Capital Market) The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

445,176,595 Class A ordinary shares, par value US$0.0001 per share, and 73,973,970 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADRs” refers to the American depositary receipts that may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;
●	“available-for-use power banks” as of a certain date refers to the number of power banks in circulation on that day;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan; we currently do not conduct any business in Hong Kong; however, in the event that we decide to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to our operations in Hong Kong;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Energy Monster,” “we,” “us” and “our” refers to Smart Share Global Limited, our Cayman Islands holding company, and its subsidiaries;
●	“in circulation” in the context of “a power bank is in circulation for a day” refers to the power bank being stored in a POI’s cabinet or in the possession of a user during the course of utilizing our mobile device charging service for that day;
●	“number of mobile device charging orders” refers to the total number of completed orders placed by registered users of our mobile device charging business under both the direct model and the network partner model for a given period, without any adjustment for orders that may qualify for discounts or incentives;
●	“number of POIs” refers to the total number of unique locations whose proprietors (location partners) have entered into contracts with us or our network partners as of a certain day with at least one cabinet assigned to the location;
●	“offline network” refers to the collective network formed through our cabinets which are placed at location partners. Our cabinets are used to charge and store power banks, and serve as a point of contact for users to access our mobile device charging services;
●	“online network” refers to our user base who access our service through online portals such as mini programs, as well as our cabinets and power banks that are connected to the internet;
●	“our company” refers to Smart Share Global Limited;
●	“registered users” refers to users who have agreed to register their mobile phone numbers with us via our mini programs, and we calculate the number of cumulative registered users at a certain date by the number of unique mobile phone numbers that have been registered with us;
●	“RMB” and “Renminbi” refers to the legal currency of China;
●	“Shanghai Zhixiang” refers to Shanghai Zhixiang Technology Co., Ltd., with which we maintain contractual arrangements;
●	“Smart Share International Limited” refers to our intermediary holding company, a private company limited by shares incorporated in Hong Kong, that does not conduct any business operation. It directly owns our PRC subsidiaries, Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui Co., Ltd.;
●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States;

●	“VIE” refers to Shanghai Zhixiang, a variable interest entity;
●	“WFOEs,” which stands for “wholly foreign-owned entities,” refers to Zhixiang Investment WFOE and Zhixiang WFOE;
●	“Zhixiang Investment WFOE” refers to Zhixiang Investment Co., Ltd. and
●	“Zhixiang WFOE” refers to Zhixiang Technology (Shanghai) Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government regulates its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.0999 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the mobile device charging service industry in China;
●	our expectations regarding the prospects of our business model and demand for and market acceptance of our products and services;
●	our expectations regarding maintaining and strengthening our relationships with users, customers, network partners, location partners, assembly partners, suppliers, other business partners and other stakeholders;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	general economic and business conditions; and
●	assumptions underlying or related to any of the foregoing.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Smart Share Global Limited is not a PRC operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations in China directly, but through (i) our PRC subsidiaries and (ii) the VIE in China with which we maintain contractual arrangements. PRC laws and regulations impose certain restrictions on foreign ownership in entities that provide value-added telecommunication services, with certain exceptions. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. For the years ended December 31, 2021, 2022 and 2023, revenues contributed by the variable interest entities in China were 0.46%, 0.0% and 0.0% of our total revenues, respectively. For the years ended December 31, 2021, 2022 and 2023, third-party revenues contributed by the variable interest entities were RMB16.4 million, RMB0.01 million and RMB0.01 million (US$0.00 million), respectively, and the inter-company service charges by the variable interest entities to WFOEs were RMB103.9 million, RMB2.6 million and RMB3.0 million (US$0.4 million), respectively. We previously terminated the variable interest entity that had no significant operations, and as a result, Shanghai Zhixiang is the only VIE with which we currently maintain contractual arrangements. As used in this annual report, “we,” “us” and “our” refer to Smart Share Global Limited and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including proxy agreements, equity interest pledge agreement, exclusive business cooperation agreement, exclusive asset subscription agreement, exclusive call option agreement and spousal consent letter have been entered into by and among our PRC subsidiaries, the VIE and its shareholders. Under the proxy statements, the VIE’s shareholders irrevocably authorized Zhixiang WFOE to act on behalf of them as sole proxy attorney, to the extent permitted by PRC law, to exercise all rights concerning all the equity interest held by each of them in the VIE. Under the equity interest pledge agreement, the VIE’s shareholders pledged all of their equity interests in the VIE to Zhixiang WFOE as security for repayment obligations of any and all due payments, and without the prior written consent of Zhixiang WFOE, the VIE’s shareholders will not transfer, or create or allow any encumbrance on the pledged equity interests, except as otherwise provided in the exclusive call option agreement. Under the exclusive business cooperation agreement, the VIE appointed Zhixiang WFOE or Zhixiang WFOE’s designee(s) as its exclusive service provider providing full business support, technology services and consultancy services, in exchange for consultancy and service fees paid by the VIE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the VIE. Under the exclusive asset subscription agreement, the VIE irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third party to purchase, all the intellectual property rights and all the other assets currently owned or to be owned by the VIE at any time at a purchase price equal to the lowest price permissible by PRC law. Under the exclusive call option agreement, each of the shareholders of the VIE irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third party to purchase, all or any part of their equity interests at any time or from time to time at a purchase price equal to the lowest price permissible by PRC law. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of such shareholder be disposed of in accordance with the agreements described above. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” As a result of these contractual arrangements, our company is considered the primary beneficiary of the VIE for accounting purposes and consolidates the VIE as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under the accounting principles generally accepted in the United States of America, or U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. The shareholders of Shanghai Zhixiang, the VIE, are directors or members of senior management of our company. We consider such individuals suitable to act as the shareholders of the VIE because of, among other considerations, their contribution to us, their competence and their length of service with and loyalty to us.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. Changes in the PRC legal system may adversely affect the ability of Smart Share Global Limited, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over a variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements with the VIE. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

There may also be uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, result in a material change in our operations, and our Class A ordinary shares and ADSs may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entity as of the date of this annual report.

Smart Share Global Limited
(Cayman Island)
100%
Smart Share International Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Zhixiang Investment Co., Ltd.
("Zhixiang Investment WFOE")
Zhixiang Technology
(Shanghai) Co., Ltd.
("Zhixiang WFOE")
100%
100%
100%
Zhisheng Technology
(Tianjin) Co., Ltd.
Zhilang Technology
(Tianjin) Co., Ltd.
Zhitong (Xinyi)
Technology Co., Ltd.
Shanghai Zhixiang
Technology Co., Ltd.(1)
(the "VIE")
Notes:
Equity Interest
Contractual Arrangement

(1)	Shareholders of Shanghai Zhixiang and their respective shareholdings in Shanghai Zhixiang and relationship with our company are (i) Mars Guangyuan Cai (62.0%), our chairman and chief executive officer, (ii) Peifeng Xu (30.0%), our director and president, and (iii) Victor Yaoyu Zhang (8.0%), our chief marketing officer.

Other Risks Related to Our PRC Operations

We face various risks and uncertainties related to doing business in China. Our business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, affect or completely hinder our ability to continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For a detailed description of Risks Relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s authority in regulating our operations and offerings conducted overseas by, and foreign investment in, China-based issuers could affect or completely hinder our ability to offer or continue to offer securities to investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which may also apply to other jurisdictions, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the United States Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, or the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

We conduct our business through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of March 31, 2024, our PRC subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are necessary for our business operations in China, namely, (i) business license, (ii) the value-added telecommunication business license, (iii) the Hi-Tech Enterprise Certificate, (iv) the Filing Certificate for Classified Protection of Information System Security, (v) the Radio Transmission Equipment Type Approval Certificate, (vi) the Food Operation License, (vii) the Liquor Retail License and (viii) the Liquor Wholesale License, and have not been denied such licenses and permits. As advised by our PRC legal counsel, Commerce & Finance Law Offices, (i) as of March 31, 2024, except for the risks as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability,” each of the PRC subsidiaries and the VIE has obtained all necessary licenses and permits as required by Chinese authorities to conduct its business in the manner described in this annual report; (ii) under the current PRC laws, regulations and rules, as of the date of this annual report, our future offshore offering or listing in an overseas market will be subject to the filing requirements of the China Securities Regulatory Commission, or the CSRC; and (iii) under the current PRC laws, regulations and rules, as of the date of this annual report, the PRC subsidiaries and the VIE are not required by the Cyberspace Administration of China, or the CAC, to go through cybersecurity review in connection with our company’s issuance of securities to foreign investors. However, our PRC legal counsel has also advised us that there may be uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which came into effect on March 31, 2023. According to the trial measures, a filing-based regulatory system will be applied to overseas offering and listing of PRC domestic companies. Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings immediately. Additionally, such companies are required to fulfill the filing requirements when such companies conduct follow-on offerings, capital raising activities or other activities for which filings with the CSRC are required pursuant to the trial measures. Therefore, any follow-on offering or subsequent listing of our securities in overseas markets, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, will be subject to the filing procedures with the CSRC. Furthermore, we are required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

There remain uncertainties as to the interpretation and implementation of regulatory requirements. Particularly, it is uncertain whether it would be possible for us or how long it will take us to complete the required filing procedures in case we are required to do so. If we fail to obtain the approval or complete the filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving Chinese and other applicable laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Cash Flows through Our Organization

We have established controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. We have implemented a cash management policy that dictates how funds are transferred between Smart Share Global Limited, our subsidiaries, the VIE or investors, for purposes of establishing good internal control over cash management. Under our cash management policy, cash is managed by the treasury department of our company, and each transfer of cash between Smart Share Global Limited and a subsidiary or the VIE is subject to internal approval. The treasury department monitors the inter-company transfer of funds based on the projected annual cash flow statements of our company, our subsidiaries and the VIE. The treasury department also prepares funds reports regularly, analyzes funds usage and verifies and reports events that lead to major fluctuations in funds to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash inflows of our company were primarily generated from the proceeds we received from our public offerings of ADSs and other financing activities. Smart Share Global Limited transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Smart Share Global Limited and its subsidiaries control the variable interest entities through contractual arrangements, Smart Share Global Limited and its subsidiaries are not able to make direct capital contribution to the variable interest entities. However, Smart Share Global Limited and its subsidiaries may transfer cash to the variable interest entities by loans or by making payment to the variable interest entities for inter-group transactions. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries or the VIE by the PRC government to transfer cash. In 2021, 2022 and 2023, Smart Share Global Limited, through its intermediate holding company, provided capital contribution of RMB1,005.0 million, RMB297.1 million and RMB245.0 million (US$34.5 million), respectively, to its subsidiaries in China. For details of capital contribution from Smart Share Global Limited to its subsidiaries, see the “investments in subsidiaries” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” In 2021, 2022 and 2023, Smart Share Global Limited did not provide loans to its subsidiaries in China. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between our company and our PRC subsidiaries and the variable interest entities, no subsidiaries paid dividends or made other distributions to Smart Share Global Limited, and no dividends or distributions were paid or made to U.S. investors. In March 2024, our board of directors approved a special cash dividend of US$0.015 per ordinary share, or US$0.03 per ADS, to holders of ordinary shares and holders of ADSs. We expect the aggregate amount of the special dividend to be US$8.0 million, which will be funded by surplus cash on our balance sheet.

Pursuant to the Exclusive Business Cooperation Agreement between our wholly-owned PRC subsidiary and the respective variable interest entity and its shareholders, the amount of consultancy and service fees should be mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the variable interest entity. However, our WFOE may adjust the standard of consultancy and service fees according to the amount and content of services provided. According to the existing VIE agreements, for the years ended December 31, 2021, 2022 and 2023, the amount of consultancy and service fees paid by variable interest entities to WFOEs were RMB18.3 million, RMB6.5 million and RMB1.3 million (US$0.2 million), respectively. For details of the amount of consultancy and service fees paid by variable interest entities to WFOEs, see “intercompany payments from service charge” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” In 2021, 2022 and 2023, our subsidiaries in China did not provide loans to the variable interest entities. In 2021, 2022 and 2023, our subsidiaries in China paid RMB88.0 million, RMB14.6 million and RMB13.3 million (US$1.9 million), respectively, to the variable interest entities for intra-group transactions. For details of the amount paid by our subsidiaries to the variable interest entities, see “intercompany receipts from service charge” in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” If there is any amount payable to relevant WFOEs under the VIE agreements, the variable interest entities will settle the amount accordingly. For details of the financial position, cash flows and results of operations of the variable interest entities, see the selected condensed consolidated financial information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and the consolidated financial statements commencing on page F-1, included in this annual report on Form 20-F.

As a Cayman Islands holding company, Smart Share Global Limited may receive dividends from its PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. Smart Share International Limited, which directly owns our PRC subsidiaries, Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui Co., Ltd., is incorporated in Hong Kong. However, if Smart Share International Limited is not considered to be the beneficial owner of the dividends paid to it by Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui Co., Ltd. under the tax circulars promulgated in February 2009 and February 2018, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that (i) our company has taxable earnings, and (ii) our company determines to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%
(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the variable interest entities for services provided to the variable interest entities. These service fees shall be recognized as expenses of the variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the variable interest entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the variable interest entities and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the variable interest entities enjoy tax holiday of two-year enterprise income tax exemption and subsequently three-year 12.5% preferential tax rate in China. However, such rate may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong SAR or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

A.[Reserved]

The following selected consolidated statements of operations data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023, and selected consolidated statements of cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data and cash flow data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their respective subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

The following table presents our selected consolidated statements of operations data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Operations Data:
Revenues(1)
Mobile device charging	1,994,712	2,789,139	3,558,654	2,813,619	2,869,215	404,120
Others	27,598	20,220	26,737	24,571	89,432	12,596
Total revenues	2,022,310	2,809,359	3,585,391	2,838,190	2,958,647	416,716
Cost of revenues(1)(2)	(292,494)	(430,773)	(557,177)	(556,923)	(1,209,464)	(170,349)
Research and development expenses(2)	(65,471)	(70,938)	(93,882)	(90,655)	(91,461)	(12,882)
Sales and marketing expenses(2)	(1,362,185)	(2,121,006)	(2,950,972)	(2,712,330)	(1,507,432)	(212,317)
General and administrative expenses(2)	(82,448)	(79,600)	(118,973)	(112,403)	(125,528)	(17,680)
Other operating income/(loss)	12,349	24,790	26,614	12,876	(25,827)	(3,638)
Income/(loss) from operations	232,061	131,832	(108,999)	(621,245)	(1,065)	(150)
Interest and investment income	10,184	10,271	30,560	52,389	117,247	16,514
Interest expense to third parties	(26,963)	(39,596)	(38,051)	(31,282)	(4,228)	(596)
Interest expense to a related party	—	(1,032)	—	—	—	—
Foreign exchange (loss)/gain, net	(1,973)	(485)	(7,935)	3,787	(3,255)	(458)
Other (loss)/income, net	(8)	443	(190)	(413)	63	9
Change in fair value of warrant liabilities	(865)	(7,442)	—	—	—	—
Income/(loss) before income tax expense	212,436	93,991	(124,615)	(596,764)	108,762	15,319
Income tax expense	(45,830)	(18,564)	—	(114,476)	(21,021)	(2,961)
Net income/(loss)	166,606	75,427	(124,615)	(711,240)	87,741	12,358
Accretion of convertible redeemable preferred shares	(406,828)	(3,206,324)	(4,729,719)	—	—	—
Deemed dividend to preferred shareholders	(24,229)	—	(104,036)	—	—	—
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(264,451)	(3,130,897)	(4,958,370)	(711,240)	87,741	12,358
Net income/(loss)	166,606	75,427	(124,615)	(711,240)	87,741	12,358
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(16,203)	232,957	(150,267)	112,372	18,896	2,661
Total comprehensive income/(loss)	150,403	308,384	(274,882)	(598,868)	106,637	15,019
Accretion of convertible redeemable preferred shares	(406,828)	(3,206,324)	(4,729,719)	—	—	—
Deemed dividend to preferred shareholders	(24,229)	—	(104,036)	—	—	—
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(280,654)	(2,897,940)	(5,108,637)	(598,868)	106,637	15,019

Notes:

(1)

Starting from the second quarter of 2023, we have reported revenue streams in two categories—mobile device charging and others, to reflect the updates under the network partner model. We have also reclassified the comparative period presentation to conform to current period classification.

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Share‑based compensation expenses:
General and administrative expenses	35,499	24,015	23,688	21,383	15,757	2,219
Research and development expenses	916	1,378	1,462	1,679	1,141	161
Sales and marketing expenses	2,501	4,144	5,252	4,983	3,328	469
Cost of revenues	170	218	271	200	113	16
Total	39,086	29,755	30,673	28,245	20,339	2,865

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020, 2021, 2022 and 2023.

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	273,608	1,252,493	1,296,924	948,773	588,644	82,909
Restricted cash	106,925	51,008	19,671	14,608	173,246	24,401
Short-term investments	320,462	170,552	1,418,721	2,091,198	2,541,889	358,018
Accounts receivable, net	24,223	18,743	14,881	16,482	269,736	37,992
Notes receivable	—	—	5,622	—	—	—
Inventory	—	—	4,373	1,051	106,530	15,004
Prepayments and other current assets	173,597	253,020	487,540	228,672	345,744	48,697
Total current assets	898,815	1,745,816	3,247,732	3,300,784	4,025,789	567,021
Property, equipment and software, net	981,202	963,453	945,226	886,460	322,806	45,466
Total non-current assets	1,126,707	1,039,819	1,150,249	986,857	399,584	56,280
Total assets	2,025,522	2,785,635	4,397,981	4,287,641	4,425,373	623,301
Short-term borrowings	191,000	24,500	—	—	—	—
Financing payable — current	40,137	46,854	84,175	76,272	—	—
Accounts and notes payable	307,673	406,760	551,751	810,197	764,741	107,712
Accounts due to related parties — current	193,280	77,939	23,290	—	—	—
Accruals and other current liabilities	255,245	219,210	238,510	268,007	336,959	47,459
Total current liabilities	1,056,265	854,833	1,028,365	1,422,878	1,467,490	206,691
Financing payable — non-current	102,019	197,297	85,658	32,281	—	—
Total non-current liabilities	119,249	232,188	137,592	223,458	204,226	28,765
Total liabilities	1,175,514	1,087,021	1,165,957	1,646,336	1,671,716	235,456
Total mezzanine equity	1,421,083	5,137,874	—	—	—	—
Total shareholders’ (deficit)/equity	(571,075)	(3,439,260)	3,232,024	2,641,305	2,753,657	387,845
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,025,522	2,785,635	4,397,981	4,287,641	4,425,373	623,301

As of December 31, 2023, cash and cash equivalent with carrying value of RMB5.7 million was classified as restricted cash as a result of restriction of use imposed on the bank deposits. In connection therewith, our company also determined that such amount of cash and cash equivalent should have been classified as restricted cash in its previously announced unaudited financial information for the three months ended and for the year ended December 31, 2023, which results in an increase in restricted cash and a decrease in cash and cash equivalent as of December 31, 2023 by RMB5.7 million. Nevertheless, this misclassification did not impact our company’s total current assets, total assets, net equity or funded position, nor did it have any impact upon our results of operations as of and for the three months and year ended December 31, 2023 previously announced.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	444,040	536,118	226,778	708,142	416,499	58,663
Net cash used in investing activities	(868,296)	(261,487)	(1,714,287)	(1,023,997)	(598,535)	(84,302)
Net cash generated from/(used in) financing activities	579,668	654,571	1,563,397	(78,454)	(27,956)	(3,938)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,368)	(6,234)	(42,794)	42,095	7,501	1,057
Net increase/(decrease) in cash, cash equivalents and restricted cash	151,044	922,968	33,094	(352,214)	(202,491)	(28,520)
Cash, cash equivalents and restricted cash at the beginning of the year	229,489	380,533	1,303,501	1,336,595	984,381	138,647
Cash, cash equivalents and restricted cash at the end of the year	380,533	1,303,501	1,336,595	984,381	781,890	110,127

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities including those which had no significant operations, nor any material assets or liabilities, and other entities for the periods and/or as of the dates presented.

Selected Condensed Consolidated Statement of Operations Data Information

	For the Year Ended December 31, 2023
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	875,009	2,083,629	9	—	2,958,647
Inter-company service charge(1)	—	—	43,007	15,200	(58,207)	—
Third-party costs and expenses	(7,762)	(782,710)	(2,139,223)	(4,190)	—	(2,933,885)
Inter-company costs and expenses(1)	—	(55,207)	(3,000)	—	58,207	—
Other operating income/(loss)	5,620	(1,759)	(23,545)	(6,143)	—	(25,827)
Income/(loss) from subsidiaries and variable interest entities(2)	86,952	(15,085)	4,877	—	(76,744)	—
Income from non-operations	2,931	69,136	37,759	1	—	109,827
Income before income tax expense	87,741	89,384	3,504	4,877	(76,744)	108,762
Less: Income tax expense	—	(2,432)	(18,589)	—	—	(21,021)
Net income/(loss)	87,741	86,952	(15,085)	4,877	(76,744)	87,741
Net income/(loss) attributable to ordinary shareholders	87,741	86,952	(15,085)	4,877	(76,744)	87,741

	For the Year Ended December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest			Consolidated
	Company	Subsidiaries	Beneficiary	Entities		Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	632,115	2,206,064	11		—	2,838,190
Inter-company service charge(1)	—	—	35,788	2,554	(a)	(38,342)	—
Third-party costs and expenses	(7,859)	(784,172)	(2,670,265)	(10,015)		—	(3,472,311)
Inter-company costs and expenses(1)	—	(35,788)	(2,554)	—		38,342	—
Other operating income/(loss)	5,379	3,955	5,108	(1,566)			12,876
Loss from subsidiaries and variable interest entities(2)	(708,864)	(560,382)	(9,008)	—		1,278,254	—
Income/(loss) from non-operations	104	28,741	(4,372)	8		—	24,481
Loss before income tax expense	(711,240)	(715,531)	(439,239)	(9,008)		1,278,254	(596,764)
Less: Income tax credit/(expense)	—	6,667	(121,143)	—		—	(114,476)
Net loss	(711,240)	(708,864)	(560,382)	(9,008)		1,278,254	(711,240)
Net loss attributable to ordinary shareholders	(711,240)	(708,864)	(560,382)	(9,008)		1,278,254	(711,240)

	For the Year Ended December 31, 2021
			WFOEs as	Variable
	The Parent	Other	Primary	Interest			Consolidated
	Company	Subsidiaries	Beneficiary	Entities		Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	183,959	3,385,046	16,386		—	3,585,391
Inter-company service charge (1)	—	—	—	103,948	(a)	(103,948)	—
Third-party costs and expenses	(6,163)	(238,385)	(3,409,979)	(66,477)		—	(3,721,004)
Inter-company costs and expenses(1)	—	—	(103,948)	—		103,948	—
Other operating income/(loss)	3,946	1,003	33,024	(11,359)		—	26,614
(Loss)/income from subsidiaries and variable interest entities(2)	(122,970)	(77,727)	38,584	—		162,113	—
Income/(loss) from non-operations	572	8,881	(25,069)	—		—	(15,616)
(Loss)/income before income tax expense	(124,615)	(122,269)	(82,342)	42,498		162,113	(124,615)
Less: Income tax (expense)/credit	—	(701)	4,615	(3,914)		—	—
Net (loss)/income	(124,615)	(122,970)	(77,727)	38,584		162,113	(124,615)
Less: Accretion of convertible redeemable preferred shares	(4,729,719)	—	—	—		—	(4,729,719)
Deemed dividend to preferred shareholders	(104,036)	—	—	—		—	(104,036)
Net loss attributable to ordinary shareholders	(4,958,370)	(122,970)	(77,727)	38,584		162,113	(4,958,370)

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

	As of December 31, 2023
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,390	73,429	513,718	107	—	588,644
Restricted cash	—	72,916	100,330	—	—	173,246
Short-term investments	—	1,767,358	774,531	—	—	2,541,889
Accounts receivable, net	—	504	269,232	—	—	269,736
Inventory	—	24,290	82,240	—	—	106,530
Prepayments and other current assets	433	3,549	337,708	4,054	—	345,744
Amounts due from intercompany(3)	—	1,160,132	1,246,297	594,166	(3,000,595)	—
Total current assets	1,823	3,102,178	3,324,056	598,327	(3,000,595)	4,025,789
Non-current assets:
Long-term restricted cash	—	—	20,000	—	—	20,000
Property, equipment and software, net	—	37,568	285,238	—	—	322,806
Right-of-use assets, net	—	4,932	11,421	—	—	16,353
Other non-current assets	—	2,636	18,979	6	—	21,621
Deferred tax assets, net	—	9,279	9,525	—	—	18,804
Investments in subsidiaries(2)	1,221,703	788,401	—	—	(2,010,104)	—
Investments in variable interest entities(2)	—	—	148,046	—	(148,046)	—
Amounts due from intercompany (long-term) (3)	1,569,611	—	—	—	(1,569,611)	—
Total non-current assets	2,791,314	842,816	493,209	6	(3,727,761)	399,584
Total assets	2,793,137	3,944,994	3,817,265	598,333	(6,728,356)	4,425,373
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	—	124,103	640,638	—	—	764,741
Salary and welfare payable	106	22,246	120,570	731	—	143,653
Tax payable	—	82,409	124,326	8,003	—	214,738
Current portion of lease liabilities	—	456	6,943	—	—	7,399
Accruals and other current liabilities	7,470	32,084	297,392	13	—	336,959
Amounts due to intercompany(3)	24,918	882,827	1,651,310	441,540	(3,000,595)	—
Total current liabilities	32,494	1,144,125	2,841,179	450,287	(3,000,595)	1,467,490
Non-current lease liabilities	—	4,570	3,071	—	—	7,641
Amount due to related parties — non-current	—	—	1,000	—	—	1,000
Amounts due to intercompany (long-term) (3)	—	1,569,611	—	—	(1,569,611)	—
Other non-current liabilities	6,986	4,985	183,614	—	—	195,585
Total non-current liabilities	6,986	1,579,166	187,685	—	(1,569,611)	204,226
Total liabilities	39,480	2,723,291	3,028,864	450,287	(4,570,206)	1,671,716
Shareholder’s equity:
Ordinary shares	—	723,185	1,133,965	1,000	(1,858,150)	—
Class A ordinary shares	296	—	—	—	—	296
Class B ordinary shares	51	—	—	—	—	51
Treasury shares	(5,549)	—	—	—	—	(5,549)
Additional paid-in capital	11,791,570	1,086,930	36,148	69,203	(1,192,281)	11,791,570
Statutory reserves	16,593	—	16,026	566	(16,592)	16,593
Accumulated other comprehensive income/(loss)	182,824	(112,740)	—	—	112,740	182,824
(Accumulated deficit)/retained earnings	(9,232,128)	(475,672)	(397,738)	77,277	796,133	(9,232,128)
Total shareholders’ equity(2)	2,753,657	1,221,703	788,401	148,046	(2,158,150)	2,753,657
Total liabilities and shareholders’ equity	2,793,137	3,944,994	3,817,265	598,333	(6,728,356)	4,425,373

	As of December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	5,390	315,213	628,080	90	—	948,773
Restricted cash	—	10,649	3,959	—	—	14,608
Short-term investments	—	1,546,510	544,688	—	—	2,091,198
Accounts receivable, net	—	830	15,652	—	—	16,482
Inventory	—	1,051	—	—	—	1,051
Prepayments and other current assets	802	36,712	186,685	4,473	—	228,672
Amounts due from intercompany(3)	—	479,669	821,496	591,174	(1,892,339)	—
Total current assets	6,192	2,390,634	2,200,560	595,737	(1,892,339)	3,300,784
Non-current assets:
Long-term restricted cash	—	—	21,000	—	—	21,000
Property, equipment and software, net	—	25,593	860,867	—	—	886,460
Long-term prepayments to a related party	—	—	71	—	—	71
Right-of-use assets, net	—	—	12,442	—	—	12,442
Other non-current assets	—	9,261	26,631	6	—	35,898
Deferred tax assets, net	—	11,586	19,400	—	—	30,986
Investments in subsidiaries(2)	1,136,046	798,420	—	—	(1,934,466)	—
Investments in variable interest entities(2)	—	—	142,562	—	(142,562)	—
Amounts due from intercompany (long-term) (3)	1,545,429	—	—	—	(1,545,429)	—
Total non-current assets	2,681,475	844,860	1,082,973	6	(3,622,457)	986,857
Total assets	2,687,667	3,235,494	3,283,533	595,743	(5,514,796)	4,287,641
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	—	125,166	685,031	—	—	810,197
Salary and welfare payable	104	16,478	92,316	2,376	—	111,274
Tax payable	—	29,660	110,265	7,442	—	147,367
Financing payable — current	—	—	76,272	—	—	76,272
Current portion of lease liabilities	—	—	9,761	—	—	9,761
Accruals and other current liabilities	8,897	9,186	249,380	544	—	268,007
Amounts due to intercompany(3)	24,918	369,028	1,055,574	442,819	(1,892,339)	—
Total current liabilities	33,919	549,518	2,278,599	453,181	(1,892,339)	1,422,878
Financing payable — non-current	—	—	32,281	—	—	32,281
Non — current lease liabilities	—	—	854	—	—	854
Amount due to related parties — non-current	—	—	1,000	—	—	1,000
Amounts due to intercompany (long-term) (3)	—	1,545,429	—	—	(1,545,429)	—
Other non-current liabilities	12,443	4,501	172,379	—	—	189,323
Total non-current liabilities	12,443	1,549,930	206,514	—	(1,545,429)	223,458
Total liabilities	46,362	2,099,448	2,485,113	453,181	(3,437,768)	1,646,336
Shareholder’s equity:
Ordinary shares	—	723,185	1,133,965	1,000	(1,858,150)	—
Class A ordinary shares	296	—	—	—	—	296
Class B ordinary shares	51	—	—	—	—	51
Treasury shares	(6,816)	—	—	—	—	(6,816)
Additional paid-in capital	11,786,482	1,066,592	30,442	68,596	(1,165,630)	11,786,482
Statutory reserves	16,593	—	16,026	566	(16,592)	16,593
Accumulated other comprehensive income/(loss)	163,928	(91,747)	—	—	91,747	163,928
(Accumulated deficit)/retained earnings	(9,319,229)	(561,984)	(382,013)	72,400	871,597	(9,319,229)
Total shareholders’ equity(2)	2,641,305	1,136,046	798,420	142,562	(2,077,028)	2,641,305
Total liabilities and shareholders’ equity	2,687,667	3,235,494	3,283,533	595,743	(5,514,796)	4,287,641

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(13,310)	(1,305)	14,615	—
Intercompany receipts from service charge(4)	—	—	1,305	13,310	(14,615)	—
Operating activities with external parties	(9,575)	(108,855)	546,917	(11,988)	—	416,499
Net cash (used in)/generated from operating activities	(9,575)	(108,855)	534,912	17	—	416,499
Loans to Group companies	—	—	(159,203)	—	159,203	—
Loans repaid by subsidiaries	19,255	—	—	—	(19,255)	—
Other investing activities	—	(218,094)	(380,441)	—		(598,535)
Net cash generated from/(used in) investing activities	19,255	(218,094)	(539,644)	—	139,948	(598,535)
Borrowings under loan from Group companies	—	159,203	—	—	(159,203)	—
Borrowings under loan repaid to Group companies	—	(19,255)	—	—	19,255	—
Other financing activities	(13,697)	—	(14,259)	—	—	(27,956)
Net cash (used in)/generated from financing activities	(13,697)	139,948	(14,259)	—	(139,948)	(27,956)

	For the Year Ended December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(14,600)	(6,500)	21,100	—
Intercompany receipts from service charge(4)	—	—	6,500	14,600	(21,100)	—
Intercompany payment for purchase of goods	—	(11,605)	—	—	11,605	—
Intercompany receipt for sales of goods	—	—	11,605	—	(11,605)	—
Operating activities with external parties	(5,559)	(255,444)	977,761	(8,616)	—	708,142
Net cash (used in)/generated from operating activities	(5,559)	(267,049)	981,266	(516)	—	708,142
Investments in subsidiaries(5)	—	(133,601)	—	—	133,601	—
Loans to Group companies	(31,394)	(9,814)	(167,240)	—	208,448	—
Other investing activities	920	(369,545)	(655,372)	—	—	(1,023,997)
Net cash used in investing activities	(30,474)	(512,960)	(822,612)	—	342,049	(1,023,997)
Capital contribution from Group companies (5)	—	—	133,601	—	(133,601)	—
Borrowings under loan from Group companies	—	198,634	9,814	—	(208,448)	—
Other financing activities	(19,734)	—	(58,720)	—	—	(78,454)
Net cash (used in)/generated from financing activities	(19,734)	198,634	84,695	—	(342,049)	(78,454)

	For the Year Ended December 31, 2021
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(88,000)	(18,255)	106,255	—
Intercompany receipts from service charge(4)	—	—	18,255	88,000	(106,255)	—
Operating activities with external parties	23,705	(47,657)	324,450	(73,720)	—	226,778
Net cash generated from/(used in) operating activities	23,705	(47,657)	254,705	(3,975)	—	226,778
Investments in subsidiaries(5)	(1,048,953)	(358,377)	—	—	1,407,330	—
Loans to Group companies	(1,300,477)	—	—	—	1,300,477	—
Other investing activities	—	(1,111,897)	(602,390)	—	—	(1,714,287)
Net cash used in investing activities	(2,349,430)	(1,470,274)	(602,390)	—	2,707,807	(1,714,287)
Capital contribution from Group companies (5)	—	1,048,953	358,377	—	(1,407,330)	—
Borrowings under loan from Group companies	—	1,300,477	—	—	(1,300,477)	—
Other financing activities	1,679,515	—	(116,118)	—	—	1,563,397
Net cash generated from financing activities	1,679,515	2,349,430	242,259	—	(2,707,807)	1,563,397

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(3)	It represents the elimination of intercompany balances among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(4)	It represents the cash flows between our subsidiaries and the variable interest entities for intercompany service charges.
(5)	It represents the cash flows of capital injections as well as cash transfers among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.

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

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our relatively limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our relatively limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date.” on page 22.
●	Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for our services or put price pressure on our services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for mobile device charging services or put price pressure on such services, which may materially and adversely affect our results of operations, financial condition and business prospects.” on page 23.
●	We operate in a highly competitive industry, and our competitors may compete more effectively than we can. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We operate in a highly competitive industry, and our competitors may compete more effectively than we can, which could adversely affect our results of operations and financial condition.” on page 22.
●	We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.” on page 23.
●	We are subject to a variety of costs, risks and uncertainties in executing our growth strategies, and our results of operations and business prospects could be materially and adversely affected as a result. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of costs, risks and uncertainties in executing our growth strategies, and our results of operations and business prospects could be materially and adversely affected as a result.” on page 23.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our company is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” on page 45.
●	We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.” on page 47.
●	The VIE or its shareholders may fail to perform their obligations under our contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 47.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.” on page 50.
●	While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries or the VIE by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” on page 50.
●	The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.” on page 51.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” on page 52.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 52.
●	The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” on page 53.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.” on page 61.
●	If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.” on page 62.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” on page 62.

Risks Relating to Our Business and Industry

Our relatively limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date.

We commenced our commercial operations in 2017 and have a relatively limited operating history. The growth in our revenues had been slowing down since our initial public offering in 2021 and we experienced a decline in our revenues in 2022 due to the impact of COVID-19 on our operation. Our revenues slightly increased from 2022 to 2023 due to the general recovery in offline foot traffic in China. Therefore, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to resume growth, or avoid any further decline in the future, for a number of possible reasons, some of which are beyond our control, including natural disasters or virus outbreaks, decreasing consumer spending, increasing competition, declining growth or contraction of our overall market or industry, the emergence of alternative business models or new technologies, changes in rules, regulations and government policies or general economic conditions.

We will continue to expand our service network and may from time to time adjust our existing and explore new operating models. Since the second quarter of 2023, we have updated our contractual arrangement with our network partners under the network partner model. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new contractual arrangement. Under the new contractual arrangement, we generate revenue by providing mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Implementation of our expansion plan, adjustment of our operating models and execution of our new business initiatives are subject to uncertainty, and we may not be able to grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new service categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We operate in a highly competitive industry, and our competitors may compete more effectively than we can, which could adversely affect our results of operations and financial condition.

The mobile device charging service industry, despite being relatively new, is competitive with a number of large-scale participants that may possess more resources that we do. We currently compete with a variety of competitors from different industry backgrounds or potential competitors which may enter into the industry in the future. Intensified competition may result in pricing pressures or reduce our financial margins, which may impede our ability to continue to expand our POI coverage and to increase our revenues and may cause us to lose market share. Any of such factors could significantly harm the results of our operations. In addition, higher incentives and better business terms offered by competitors may push us to increase the level of incentive fees to location partners or lower the level of mobile device charging solutions fees we charge our network partners, which could harm our future profitability.

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

We had incurred a net income of RMB87.7 million (US$12.4 million) in 2023, compared to net losses of RMB711.2 million in 2022 and RMB124.6 million in 2021, respectively. Our net losses during 2021 and 2022 were primarily attributable to the impact of regional COVID-19 outbreaks in China. Our net income in 2023 were primarily attributable to the general recovery in offline foot traffic in China during 2023.

We cannot assure you that we will be able to generate net income in the future. Our ability to achieve and maintain profitability depends in large part on our ability to offer users mobile device charging service through power banks at our POIs typically placed in areas with heavy foot traffic. Accordingly, we intend to continue to optimize our operations and control costs to lessen our exposure to the volatility in offline foot traffic for the foreseeable future, including but not limited to, accelerating the coverage of key accounts, developing newer generations of cabinets and power banks at a reduced cost and optimizing incentive fee and solutions fee structures for location partners and network partners. However, we cannot assure you that these initiatives would prove to be effective in reducing our exposure to the volatility in offline foot traffic, and we may continue to incur net loss in the future.

We are subject to a variety of costs, risks and uncertainties in executing our growth strategies, and our results of operations and business prospects could be materially and adversely affected as a result.

Our business has continued to grow in recent years. We plan to further grow our business by actively capturing expansion opportunities in existing and new markets via a combination of our direct model and the network partner model, expanding our key account network, improving operational excellence, enhancing our technology capabilities, strengthening our brand, pursuing strategic alliances and investment opportunities and exploring new business initiatives. We face risks and uncertainties in executing these strategies, and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our POI coverage in existing and new markets, we will face the challenges inherent in working with a large number of new location partners, network partners and key accounts efficiently and in establishing and maintaining mutually beneficial relationships with our existing and new location partners, network partners and key accounts. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business prospects may be materially and adversely affected.

We may enter into new markets where we have limited or no experience in marketing, selling, and localizing and deploying our products and services. POI coverage expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. POI coverage expansion in new markets may be subject to risks such as:

●	limited brand recognition (compared with our established markets);
●	limited demand for our products and services;
●	costs associated with expanding our location partner and network partner network;

●	adjustment to local consumers’ preferences and customs;
●	compliance with local regulations and policies;
●	difficulties in staffing and managing local operations;
●	application of our operational excellence in new markets; and
●	competition with new competitors with established local presence.

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

Lastly, we have explored and plan to continue to explore new business initiatives by expanding to new product categories or industries in China. For instance, we entered into the renewable energy sector by launching our services as an engineering, procurement and construction (EPC) contractor in distributed photovoltaic projects in 2023. Any of such new business initiatives will be conducted through our wholly-owned subsidiaries in China, which may require us to obtain the requisite approvals or licenses from governmental authorities or subject us to risks and uncertainties with respect to such new industries. In addition, due to the difference between the new initiatives and our mobile device charging service, we may not benefit much from our established brand and operating experience in pursuing these new business initiatives, and our new business initiatives may not yield the results or benefits that we expect, rendering our investment into the new business initiative a potential suboptimal use of resource or resulting in significant losses or harm to our liquidity.

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

Our revenues are affected by the pricing levels of our mobile device charging services. As power banks, portable chargers and similar products continue to become increasingly more affordable to own and easier to carry around due to technological advancements and economies of scale, it may make directly buying such mobile device charging products a more economic and convenient choice compared to renting power banks regularly for consumers. Although consumers can also conveniently purchase power banks from us, there is no guarantee that they will prefer our power banks, which may have been used, over new power banks from direct retailers of power banks. In addition, we may need to shift the pricing levels of our mobile device charging service to maintain and grow our user base if purchasing mobile device charging products becomes even less costly in the future. We may be unable to adapt to the sensitivity in the pricing of our services in a timely manner or unable to implement a large-scale shift in the pricing of our services, which generally require the consent of our location or network partners. As a result, the increasing affordability and portability of consumer mobile device charging products may materially and adversely affect our ability to retain and attract users and to shift the pricing levels of our mobile device charging service, and consequently our results of operations, financial condition and business prospects.

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

In addition, negative publicity about our shareholders, affiliates, directors, officers and other employees can harm our brand and reputation. However, we do not have control or have limited control over the actions of these parties, and any misbehavior or misconduct by these parties could bring us negative publicity or even liability. In addition, our shareholders, directors, employees and affiliates may from time to time be subject to litigation, regulatory investigations, proceedings and/or disputes or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.

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

If we are unsuccessful in retaining and attracting location partners and network partners, including key accounts, to deploy our products, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new location partners and network partners, including key accounts, to deploy our products and services and to retain existing location partners and network partners. Our growth strategies in this regard encompass expanding coverage of location partners and network partners in both new and existing markets and entering into partnerships with more key accounts, which represent vast, rapidly growing and underserved market opportunities. If we are not successful in either retaining our existing location partners, network partners and key accounts or attracting new location partners, network partners and key accounts to deploy our products and services, our POI coverage may stagnate or decline, our efforts at retaining existing users and attracting new users may be significantly impeded and our competitors may instead benefit from our loss and convert our location partners, network partners and users to their service. With such consequences, our revenues could decrease, and we may not be able to expand our business base as planned, which could have a materially adverse effect on our business, financial condition and results of operations.

Heightened health and sanitary concerns after the COVID-19 pandemic may increase our expenses on regular product sanitization, decrease consumer willingness to rent power banks at POIs with heavy traffic and boost consumer preference for purchasing new mobile device charging products, which may adversely affect our business, reputation, results of operations and financial condition.

The COVID-19 pandemic has raised public awareness of the importance of hygiene and sanitation. As our power banks are often rented to many consumers on a daily basis, power bank sanitization may become a concern for consumers. If we are to enhance our product sanitization efforts, we will incur increased operating expenses. In addition, there is no guarantee that such enhanced product sanitation efforts can effectively sanitize the power banks or convince consumers that our power banks are clean enough to use, especially at POIs with heavy traffic and lots of daily power bank rentals. Consumers may increasingly opt for more hygienic alternatives to our products and services, such as purchasing new mobile device charging products from other sources. Any sign of dirtiness on our power banks and any perceived connection between our power banks and catching of diseases, despite our efforts at sanitizing them, may also further discourage consumers from using our products and services, and negatively affect our reputation. Our business, results of operations and financial condition may be adversely affected if our enhanced sanitation efforts fail to convince the public of the cleanliness of our products.

We may be subject to risks of non-compliance with government regulations, including price controls and competition investigation, which could adversely affect our reputation, business and results of operations.

The PRC government has shown significant interest in implementing cost containment programs to limit the growth of customer costs in the sharing economy, including price controls. In June 2021, the State Administration for Market Regulation, or the SAMR, held an administrative guidance meeting, requiring several sharing economy companies, including us, to clarify pricing rules and strictly enforce transparent pricing, among other requirements. Our pricing mechanisms were determined to be market-based and in compliance with the government regulations, and were not required to take any adjustment measures. If any new PRC regulation is enacted to limit the pricing of our services in the future, the shift in the pricing of our mobile devices may adversely affect our reputation, POI network, and financial and operating results. In addition, we may face other market regulations imposed by government regulations in the future, which could adversely affect our reputation, business and results of operations.

If we are unable to anticipate and accommodate consumer preferences in a timely manner or otherwise fail to deliver a satisfactory consumer experience, our business may be materially and adversely affected.

The success of our operations depends on our ability to continually offer quality services as well as visually appealing and quality products that are attractive to consumers. Consumer preferences differ across and within each of the markets where we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate trends of service model and products that will appeal to existing and potential consumers. There can be no assurance that our existing products and services will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our collaboration with brand partners for the purpose of producing trendy product designs also may not meet the tastes and preferences of consumers to the extent that we expected. In particular, as we expand into new markets, we may not be able to offer products and services that sufficiently appeal to local consumers due to our lack of understanding of local cultures and lifestyles. In addition, an increase in the number of cumulative registered users does not necessarily indicate an increase in revenue or scale of business if we are unable to deliver a satisfactory consumer experience. Our failure to anticipate, identify or react to these particular preferences could adversely affect our financial performance and our profitability.

Increasing availability of power sockets, charging ports, wireless chargers and other types of public or complimentary charging devices or services at popular POIs, such as subway stations, coffee shops, restaurants and malls, may decrease the need for mobile device charging services, which would adversely affect our results of operations and business prospects.

Many of the popular types of POIs where we operate, such as restaurants, entertainment venues, shopping malls, transportation hubs, hotels and public spaces, increasingly offer public or complimentary mobile device charging products or services, such as power sockets, charging ports and wireless chargers. Since consumers tend to stay at these types of POIs for a while, they are also likely to make use of these public or complimentary mobile device charging products or services and avoid or lessen the need to utilize our mobile device charging service. It is uncertain whether such free mobile device charging products or services may become even more available in the future, and we cannot assure you that any increased availability of such devices or services will not negatively impact consumer demand for our products and services. If we cannot adjust our product and service offering and business strategies to maintain steady consumer demand in the face of increasing availability of free alternative to our products and services, our results of operations and business prospects may be adversely affected.

If we fail to timely adopt or develop and commercialize new products, services and technologies cost-effectively, or if such new products, services and technologies underperform expectations or are deemed inferior to those of our competitors, our business and financial performance may be adversely affected.

To remain competitive, we need to continue to stay abreast of evolving industry trends and to improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and our ability to continually develop and introduce new generations of our existing products and new power bank technologies with enhanced efficiency and functionalities in a timely and cost-effective manner. If smartphone manufacturers change the charging ports on their phones, and our existing power banks fail to be compatible with wireless charging or the new charging ports adopted by smartphone manufacturers on a timely basis, we are likely to experience a sharp decline in our user base and revenues, and our results of operations and financial condition will also suffer tremendously. We may also incur substantial capital expenditure on remodeling or upgrading our existing power banks to be compatible with any such change in charging technologies, and we cannot guarantee that the remodeled or upgraded power banks will consistently function properly or be perfectly compatible with the new charging technologies. Such substantial capital expenditure to be incurred in catching up with new technology trends may materially and adversely affect our business and financial performance.

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

In addition, there can be no assurance that our patent and trademark applications will be approved, that any issued patents or registered trademarks will adequately protect our intellectual property or that such patents and trademarks will not be challenged by third parties, whether with or without merit. Intellectual property statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently, which may adversely affect us when we need to initiate lawsuits against infringing third parties to stop them from further encroaching on our intellectual property rights and secure those rights. Pursuing these lawsuits may divert significant management time and financial resources, and we cannot guarantee we will be able to obtain the judgments we want. Intellectual property-related negative publicities, with or without merits, may also harm our brand image and reputation. If we fail to secure our intellectual property rights in any lawsuits against third parties or otherwise fail to obtain, maintain, enforce or protect our intellectual property rights, our business, competitive position, results of operations and financial condition may be materially and adversely affected.

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

In the event of a component shortage or supply interruption from suppliers of key components, we will need to identify alternate sources of supply, which can be time-consuming, difficult and costly. We may also encounter situations where IP licensing fees or certification costs on certain key components cause our procurement costs to be prohibitively high. We may not be able to source these components or any substitutes on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill our orders in a timely manner. This could cause delays in shipment and deployment of our products, harm our relationships with our users and location partners, and adversely affect our results of operations.

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

We depend on a variety of information technology systems for the efficient functioning of our business, including without limitation, transaction processing and the management of our business development personnel, network partners, location partners, power banks and cabinets, logistics, POI selection, business intelligence, product placement and other aspects of operations. See “Item 4. Information on the Company—B. Business Overview—Our Technologies” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. Any improper functioning of our technology systems could cause interruptions or deoptimization of our operations. For example, we depend on our hardware management system and business intelligence system to gather and analyze user behavioral data and derive insights that will guide us in various aspects of our operation, such as POI selection and product placement. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise, phishing, spamming, denial of service attacks, and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data and harm our reputation, all of which could materially and adversely affect our business or results of operations.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is constantly evolving and may be subject to various interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Conference, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” Set forth below are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the National People’s Conference promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply for a cybersecurity review by the Cybersecurity Review Office before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and while it may apply to other jurisdictions, the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), which provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with such draft regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, such draft regulations require that a data processor that processes “important data” or is listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, such draft regulations were released for public comment only, and uncertainties exist with respect to their anticipated adoption or effective date.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibit collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Conference promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

●	In June 2022, the CAC amended the Administrative Provisions on Information Services of Mobile Internet Application Programs, which came into effect on August 1, 2022, which further emphasize that mobile internet app providers shall not compel users to agree to processing of their personal information out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments) remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments), if any, at this stage, and we will closely monitor and assess any development in the rule-making process as to its impact on our business. If the Cybersecurity Review Measures and the enacted version of the Regulations on the Network Data Security (Draft for Comments) mandate a cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow any future listings that we may pursue, subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

If we fail to maintain the relationship with our network partners or fail to attract new network partners to use our services, our business, results of operations and financial condition could be materially and adversely affected.

We offer mobile device charging solutions to third-party network partners, including software and system service, billing and settlement service, customer call center service and other services in connection with mobile device charging services. Maintaining the relationship with existing network partners and attracting new network partners to use our services are critical to our business and results of operations. However, we may not be able to maintain our relationship with network partners due to a number of factors, some of which are beyond our control. For example, if our services fail to meet our network partners’ expectations, our network partners may choose not to continue to use our services. In addition, we may also be unable to continually offer attractive terms or appealing functions to our network partners. As a result, our network partners may not be effectively motivated to apply our services to manage more power banks and cabinets or continue the business relationship with us. In addition, we may not be able to attract a sufficient number of new network partners, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

If our network partners do not satisfactorily fulfill their responsibilities and commitments, our brand image and results of operations could be materially harmed.

We believe consumers expect the same quality of our products regardless of whether the power banks they use are directly managed by us or our network partners. To ensure that network partners operate successfully and according to our business standards, we provide them with business intelligence and a comprehensive training program. See “Item 4. Information on the Company—B. Business Overview—Our Operational Expertise—Network partner management.” However, we cannot assure you that we will be successful in monitoring power bank and cabinet operation by network partners and detecting any and all inconsistencies with our brand image or values or noncompliance with the provisions of our agreements by them. Our network partners may fail to set a reasonable price for mobile device charging services consistent with market and consumption standards, and may also breach other provisions of the agreements with us or otherwise engage in illegal actions or misconducts. See “—Illegal actions, misconducts or non-compliance incidents by our location partners, network partners and other business partners, or any failure by them to provide satisfactory products or services, could materially and adversely affect our business, reputation, financial condition and results of operations.” Any deviation by our network partners from our operational and service quality standards could, among other things, diminish the overall experience delivered to consumers, negatively affect our brand reputation or demands for our products and services.

Illegal actions, misconducts or non-compliance incidents by our location partners, network partners and other business partners, or any failure by them to provide satisfactory products or services, could materially and adversely affect our business, reputation, financial condition and results of operations.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our location partners, network partners, suppliers and assembly partners, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities, misuse or improper placement of our products by our location partners, and misuse of our services by our network partners might cause consumer complaints and negative publicities. Any failure of our suppliers and assembly partners to ensure product quality or to comply with our quality standards or other laws and regulations could also interrupt our operations, result in claims against us, subject us to damages and harm our reputation and brand image.

In addition, if our location partners, network partners and other business partners engage in any unlawful activities, fail to provide a satisfactory consumer experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. Any non-compliance with the anti-bribery provisions by location partners, network partner and other business partners could result in negative publicity against us, which could materially and adversely affect our reputation, brand image, business prospects and results of operations. We also cannot guarantee that our location partners, network partners and other business partners will fully comply with the provisions in our agreements with them regarding various operational standards. If any of our location partners, network partners and other business partners engage in any type of illegal actions, misconducts or non-compliance incidents, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In the event that we become subject to claims caused by actions taken by our location partners, network partners or other business partners, we may seek compensation from or take other actions against the location partners, network partners or other business partners. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our location partners, network partners and other business partners, or amounts that we claim cannot be fully recovered from them, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

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

Our business development personnel are responsible for the maintenance and operation of power banks and cabinets within the areas where they develop and manage relationship with location partners, but the quality of our power banks may be compromised if our business development personnel fail to effectively monitor the quality and status of the power banks and cabinets and maintain the supply of power banks in their areas and in a manner consistent with our standards and requirements. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

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

Our technology systems rely on software that is highly technical and complex. In addition, our technology systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in miscalculation of revenues, negative experience to users, disruptions and deoptimization of the operation of our power bank cabinets, unintended leakage of confidential information of users, network partners, locations partners or other business partners, compromise in our ability to provide effective customer service and exploitation of loopholes by malicious hackers. These consequences could cause damage to our reputation, misrepresentation of our financial results, loss of users or business partners, or direct economic loss to us.

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

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending in China. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on the products that we offer, including, among other things:

●	general economic and industry conditions;
●	disposable income of consumers;

●	discounts and promotions offered by our competitors;
●	negative reports and publicity about the mobile device charging service industry;
●	outbreak of viruses or widespread illness;
●	unemployment levels;
●	minimum wages and personal debt levels of consumers;
●	consumer confidence in future economic conditions;
●	fluctuations in the financial markets; and
●	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cutbacks may result in reduced demand for our products and services. Reduced demand also may require increased sales and marketing expenses or shift in the pricing of our mobile device charging service. Adverse economic conditions and any related decrease in consumer demand for our products and services could have a material adverse effect on our business, financial condition and results of operations. For example, the COVID-19 pandemic had a severe and negative impact on the Chinese and global economy from 2020 through early 2023, and the global macroeconomic environment still faces numerous challenges. Negative economic conditions may limit consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. The growth rate of the Chinese economy has been slowing down since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our scale and business model require us to manage a large volume of power banks effectively. We depend on our business intelligence system to analyze product use patterns to make purchase decisions and to manage our products and warehouses. Demand for products, however, can change significantly between the time when the products are ordered and the date by which we target to distribute them. Demand may be affected by seasonality, new product launches from competitors, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not rent our products in the quantities that we expect. As we plan to continue expanding our POI coverage, we may store more products and thus may lease more warehouse space, which will make it more challenging for us to manage our products and warehouses effectively and will put more pressure on our warehousing system and potentially increase the cost of logistics and warehousing.

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

Our industry-leading warehousing and logistics management capabilities enable us to handle large numbers of power banks and cabinets daily. We implement a dynamic warehousing system that changes based on our hardware, which is determined by our predicted power bank and cabinet needs. Our hardware management system enables us to see in precise detail the locations and numbers of our devices, and our business intelligence system makes predictions of future power bank and cabinet needs. We also conduct regular meetings with local business development personnel to further gauge their needs for power banks and cabinets. We are therefore able to conduct refined just-in-time hardware management, decreasing our warehousing costs. We currently lease warehouses with varying sizes to achieve flexibility in our storage cost. We also store some of the raw materials and components that we source from our suppliers. If any accidents, including conflagrations, were to occur, causing damage to our finished products or our warehouses, our ability to supply products on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of our supply chain depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as outbreak of viruses, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our business, financial condition or results of operations.

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

The protection of consumer, employee, supplier, assembly partner, location partner, network partner and company data is critical to our business. A significant breach of consumer, employee, supplier, location partner, network partner or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in reduced demand for our products and services, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase our products or services, enroll in promotional programs, or otherwise communicate and interact with us. To enhance store security and better understand consumers’ consumption preference, we have collected consumers’ personal information through the application of our business intelligence technologies. During such information collection process, we take necessary steps and strive to comply with PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or administrative liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (ESG) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environmental protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing electronic product manufacturing in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. The heightened ESG standards may also increase our cost of revenues as they may cause our suppliers and assembly partners to incur extra expenses in ensuring ESG-friendly sourcing and manufacturing processes. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances, establishing investment funds or making strategic investments and acquisitions. Acquisitions involve numerous risks, including difficulties in integrating the operations and personnel of the acquired companies, distraction of management from overseeing our existing operations, difficulties in executing new business initiatives, entering markets or lines of business in which we have no or limited direct prior experience, the possible loss of key employees and consumers and difficulties in achieving the synergies we anticipated or levels of revenues, profitability, productivity or other benefits we expected. These transactions may also cause us to significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment, issue ordinary shares that would dilute our current shareholders’ percentage ownership, or incur asset write-offs and restructuring costs and other related expenses. Acquisitions, joint ventures and strategic investments involve numerous other risks, including potential exposure to unknown liabilities of acquired or investee companies. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and will not materially and adversely affect our business, financial condition or results of operations.

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

In accordance with the laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

As required by the PRC laws, a company that uses an office in a location outside its domicile to conduct business operation must register such office as a branch company with competent local authorities. We currently rent some office space in certain cities and counties for the general and administrative use of our local personnel, which are not registered as our branch companies. As we quickly expand our operations, we may need to register branch companies to comply with requirements of government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether such rented offices are required or qualified to be registered as a branch company. If the government authorities find that we fail to complete branch company registrations for any of our rented offices or we fail to change the registrations to reflect the change of location in a timely manner or otherwise violate the regulations on branch companies, we may be subject to fines, confiscation of income, or being ordered to cease business activities.

If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain the licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

The success of our business operation depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control.

Our business depends on the performance and reliability of internet, mobile, and other infrastructures that are not under our control. Disruptions in internet infrastructure or satellite signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and service may interfere with the speed and availability of our service on our mini programs. If our service is unavailable when users attempt to access it through our mini programs, or if our mini programs do not load as quickly as users expect, users may not return to our service as often in the future, or at all, and may use our competitors’ products or services more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, consumer traffic may decrease, which may in turn cause our revenues to significantly decrease.

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

As a public company in the United States, our company is subject to the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023, due to material weaknesses identified. In addition, once our company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that we do not maintain effective internal control over financial reporting at a reasonable assurance level. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an opinion that is adverse or a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, since we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Following the identification of the material weaknesses and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. However, such measures have not been fully implemented and we concluded that the material weaknesses and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2023. See “Item 15. Controls and Procedures-Changes of Internal Control over Financial Reporting.” We cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

As of December 31, 2023, we leased approximately 172 premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. It is also likely that the construction of such leased properties was not in line with zoning laws or local construction planning and such properties may be ordered by government authorities to be demolished. In addition, our use of certain leased properties does not comply with the approved use stipulated in the title certificates of such properties. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

In addition, under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been filed for registration with the PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

We have limited insurance coverage, which could expose us to significant costs.

We maintain certain insurance policies to safeguard against various risks and unexpected events associated with our business and operations, including all-risk property insurance covering our products and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance as required by rules and regulation in China, including general care and work-related injury insurance, for our employees. Additionally, we provide employee liability insurance and group accident insurance for our employees and supplementary medical insurance for certain of our management, R&D and other professional personnel. Our product liability insurance covers any claims against us that arises out of defaults of our hardware. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in January 2021, which we refer to as the 2021 Share Incentive Plan, which amended and restated any share incentive plan we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of those survived awards remain unchanged and continue to be effective and binding under the 2021 Share Incentive Plan. We previously issued a total of 46,566,250 to two of our shareholding vehicles, Smart Share CGY Holding Limited and Smart Share Brothers Holding Limited, for the purpose of granting share incentive awards. These ordinary shares were transferred back to our company as our treasury shares and form the initial pool of ordinary shares that can be issued under the 2021 Share Incentive Plan upon the completion of our initial public offering. As of March 31, 2024, there were options to acquire 4,620,064 Class A ordinary shares and 1,188,186 restricted shares units outstanding under the 2021 Share Incentive Plan. For the years ended December 31, 2021, 2022 and 2023, we recorded RMB30.7 million, RMB28.2 million and RMB20.3 million (US$2.9 million) in share-based compensation expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based payment expenses may increase, which may have an adverse effect on our results of operations.

We may be subject to penalties under PRC laws and regulations due to failure to be in full compliance with social insurance and housing provident fund regulations.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. We have not made contributions in full to social insurance and housing provident fund for some of our employees based on the PRC regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

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

The commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China. The People’s Bank of China may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us. For example, in November 2017, the People’s Bank of China published a notice on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The People’s Bank of China notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through early 2023, and resulted in quarantines, travel restrictions and temporary or permanent closure of business venues and facilities in China. Consequently, consumer behavior was more online focused and outdoor activities declined during this period, reducing offline user traffic to our POIs and consumer demand for our mobile device charging services. Many of our location partners shut down their operations temporarily or permanently due to COVID-19, which negatively impacted our POI coverage and financial performance. The travel restrictions and quarantine requirements were lifted in December 2022. Since the second quarter of 2023, the general offline foot traffic has been gradually recovering to pre-pandemic levels, however, at a rate that is lower than expected. Although the general offline foot traffic is recovering, there are still uncertainties with respect to future development of the COVID-19 pandemic.

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

Our company, the VIE and investors in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and consequently, the business, financial condition and results of operations of our PRC subsidiaries, the VIE and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the VIE which contributed immaterial third-party revenues in 2023. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in value-added telecommunication services, or if the PRC government otherwise finds that we, the VIE or any of our PRC subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the implementing regulations on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Decision of the State Council on Revising and Repealing Certain Administrative Regulations became effective on May 1, 2022, which deletes certain provisions of the Administrative Provisions on Foreign-Invested Telecommunications Enterprises. The Foreign Investment Law and its implementing regulations do not touch upon the concepts and regulatory regimes that were historically suggested for the regulation of the variable interest entity structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Substantial uncertainties exist in the Foreign Investment Law and its implementing regulations with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures, and changes in the PRC legal system could adversely affect our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and may cause delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the implementing regulations on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and its implementing regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects. Over the past decades, the PRC government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources that may benefit the overall Chinese economy, but such measures may have a negative effect on us. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand of our products and services and consequently, have a material adverse effect on our business, results of operations and financial condition. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. While this may apply to other jurisdictions, the PRC legal system is evolving rapidly, and enforcement of many laws, regulations and rules may change from time to time.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules may change from time to time. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries, or the VIE by the PRC government to transfer cash.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, similar to other jurisdictions, it may be difficult to predict the outcome of such administrative and court proceedings. The changes, interpretation and enforcement of PRC laws and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021, and further emphasized strengthening cross-border regulatory collaboration, improving laws and regulations on data security, cross-border data transmission, and confidential information management, and providing that efforts will be made to revise the regulations on strengthening confidentiality and file management relating to the offering and listing of securities overseas, implementing the responsibility on information security of overseas listed companies, and strengthening the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were relatively new, and there were no further explanations or detailed rules or regulations with respect to such opinions.

On February 24, 2023, the CSRC, Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. Such provisions require PRC domestic companies, among others, seeking to offer and list securities in overseas markets either directly or indirectly, to establish and improve their confidentiality and archives administration systems and take other necessary measures to prevent them from disclosing state secrets and working secrets of government agencies, or undermining national or public interests.

These and other similar legal and regulatory developments could affect how we operate our business and how we process and use data, which could negatively impact demand for our products. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. Like other jurisdictions, the PRC government has oversight over the conduct of our business, and PRC regulations may affect our operations and/or the value of our ADSs. In addition, we cannot rule out the possibility that future PRC laws and regulation may require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. In addition, our securities may decline in value or become worthless if determinations, changes, or interpretations from PRC regulatory authorities result in our inability to assert contractual control over the assets of our PRC subsidiaries. Therefore, investors of our company and our business face uncertainty from actions that may be taken by the PRC government.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to these trial measures and the five supporting guidelines, a domestic company that seeks to offer and list securities in overseas markets shall file with the CSRC, submit materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholders, etc., and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The trial measures further stipulate that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect and is therefore subject to the filing requirements: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect shall be made on a substance-over-form basis. Uncertainties exist with respect to the fulfillment of such filing requirements with the CSRC when an issuer seeks to offer and list securities in overseas market, which may slow down or hinder such issuer’s ability to complete financing in the future.

Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings immediately. Additionally, such companies are required to fulfill the filing requirements when such companies conduct follow-on offerings or other activities for which filings with the CSRC are required pursuant to the trial measures discussed above. Failure to do so may subject a PRC domestic company to a warning or a fine between RMB1 million and RMB10 million, according to the trial measures. There remain uncertainties as to the interpretation and implementation of regulatory requirements and it is uncertain whether it would be possible for us or how long it will take us to complete the required procedures in case such filings are required. If we fail to complete the filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. There are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC.

Furthermore, according to the Negative List promulgated by the Ministry of Commerce, and the National Development and Reform Commission, or the NDRC, that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the authorities of the State when listing and trading overseas and we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the approval or complete the filings and other regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

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

Smart Share Global Limited is a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its net profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—Regulations Relating to Dividend Distributions.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

China’s overall economy and the average wage in China have increased in recent years and we expect them to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated the labor laws and regulations, we could be involved in labor-law related disputes, required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in global and geographical political and economic conditions and China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our company is an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE. We may make loans to our PRC subsidiaries and the VIE subject to approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to applicable foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such foreign invested enterprise or payments prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may affect our ability to transfer any foreign currency we hold, including the net proceeds from our securities offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

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

Governmental control of currency conversion may affect our utilization of our revenues and the value of your investment.

The PRC government imposes regulations on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. If the foreign exchange control system affects us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment released on February 13, 2015 by SAFE, qualified local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

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

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to timely complete the foreign exchange registrations and the changes and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. These include the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, the PRC government authorities may strengthen oversight over foreign investment in China-based issuers like us. For instance, the PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of Chinese concept stocks will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by those companies limited by shares will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down on Illegal Securities Activities were issued on July 6, 2021, and no further explanation or detailed rules and regulations with respect to the opinions have been issued yet, leaving uncertainties regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities. It is possible that any new rules or regulations may impose additional requirements on us.

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

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We may not be able to obtain certain benefits under the tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Smart Share Global Limited is a holding company incorporated under the laws of the Cayman Islands and as such relies on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 10. Additional Information—E. Taxation.” In the future we intend to reinvest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the tax authority or we will be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Circular 7 and SAT Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance or other functional departments of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.

Our ADSs were previously listed on the Nasdaq Global Select Market. On June 22, 2023, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of our ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. We were given a period of 180 calendar days, or until December 19, 2023, to regain compliance with the minimum bid price requirement. In response, we submitted an application to transfer the listing of our ADSs from the Nasdaq Global Select Market to the Nasdaq Capital Market, which was approved by Nasdaq on December 20, 2023. In connection with the transfer to the Nasdaq Capital Market, we were granted a second period of 180 calendar days, or until June 17, 2024, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of our ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to June 17, 2024. We intend to cure the deficiency during this additional compliance period, including effecting a reverse stock split or a change of the ratio of our ADSs to our Class A ordinary shares if necessary.

However, there can be no assurance that we will regain compliance with respect to the minimum bid price requirement and meet other requirements for continued listing at all times going forward. The delisting of our ADSs, or the perception that such delisting may occur, may significantly reduce the liquidity of our ADSs, cause further decline to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

Mr. Mars Guangyuan Cai, our chairman and chief executive officer, Mr. Peifeng Xu, our director and president, and Mr. Victor Yaoyu Zhang, our chief marketing officer, beneficially owned all of our issued Class B ordinary shares. As of March 31, 2024, these Class B ordinary shares constituted 14.3% of our total issued and outstanding share capital and 62.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As of March 31, 2024, Mr. Mars Guangyuan Cai and Mr. Peifeng Xu beneficially owned 33.6% and 23.5% of the aggregate voting power of our company, respectively. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Although we declared a special dividend in March 2024, the amount, timing, and whether or not we will distribute dividends in the future at all is entirely at the discretion of our board of directors. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of December 31, 2023, we had 445,176,595 Class A ordinary shares and 73,973,970 Class B ordinary shares issued and outstanding, among which 135,711,102 Class A ordinary shares were in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs and ordinary shares, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to burdensome reporting requirements, and certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, while this may apply to other jurisdictions, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

As we are listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the Nasdaq Stock Market: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members on our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. We have relied on home country practice in not having the majority of our board of directors composed of independent directors and did not hold an annual meeting of shareholders for 2023. We may choose to follow other home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

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

Item 4.Information on the Company

A.History and Development of the Company

We set up Shanghai Zhixiang Technology Co., Ltd., in April 2017.

Our holding company, Smart Share Global Limited, was incorporated as an exempted company under the laws of the Cayman Islands in May 2017.

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

In December 2023, we transferred the listing of our ADSs from the Nasdaq Global Select Market to Nasdaq Capital Market with trading symbol “EM” unchanged.

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

B.Business Overview

We are a consumer tech company providing mobile device charging services through an extensive online and offline network. We provide service through our power banks, placed in POIs operated by our location partners, such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Through our mini programs, users rent our power banks to carry with them when they use our service, and they can return the power banks at any of our POIs. As of December 31, 2023, we had a network of approximately 1,233,900 POIs covering more than 2,000 out of the approximate 2,850 counties and county-level districts in China. We had approximately 286.9 million, 333.7 million and 391.5 million cumulative registered users as of December 31, 2021, 2022 and 2023, respectively. In addition, the number of mobile device charging orders was 645.4 million, 552.8 million and 656.4 million in 2021, 2022 and 2023, respectively.

We leverage advanced proprietary technologies and big-data analytics capabilities to facilitate seamless transactions, optimize hardware management and obtain valuable user insights. As of December 31, 2023, our system actively monitored and processed data from a network of approximately 9.2 million power banks. Our hardware is manufactured under industry-leading quality and safety protocols by top-tier assembly partners, with raw materials and components sourced from renowned suppliers.

There are ample opportunities for industry participants to continue expanding into existing and unaddressed use cases. Pervasive smartphone usage, dependence on mobile apps and the adoption of 5G telecommunications technology also fuel a booming demand for charging services. The growing supply of and demand for shared power banks has driven up usage among existing users and attract new users through growing accessibility, convenience, consumer habits and awareness.

As we grow our business, we focus on optimizing the operational efficiency of our products and personnel. We improve the utilization of power banks through our tried-and-true POI selection and expansion strategies, as well as our relentless drive to improve user experience. We maintain high operational efficiency among our business development personnel and network partners through our meticulously designed business development management system and proprietary data-driven management tools.

We operate our business through the direct model and network partner model. In larger cities and counties, we typically utilize a combination of both models to ensure comprehensive coverage of POIs. For smaller cities and counties, the network partner model is the primary model utilized for POI coverage and expansion. Our direct model team leverages our resources to better collaborate with key accounts, who are location partners with expansive offline footprints and widespread brand recognition. We deploy business development personnel for the expansion, management and maintenance of POIs under our direct model, incentivized by a well-designed and ever-evolving evaluation system. We provide mobile device charging solutions to network partners, including specialized training and support service, software and system service, billing and settlement service, customer call center service and other services.

We have built a distinctive and vibrant lifestyle brand that differentiates us from our competitors. Our brand not only represents reliability, accessibility and quality, but also is associated with youthfulness and trendiness. Leveraging our brand reputation, we have been able to secure exclusive long-term contracts with popular domestic and global franchises, and we have established branding collaborations with industry icons.

Our proven business models have allowed us to rapidly expand while achieving market-leading efficiency, despite having a relative short operating history in a fast-evolving industry.Furthermore, we may pursue new business initiatives from time to time to leverage our existing capabilities and to expand our product and service offerings.

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

How to use our products

Users start using our products either by spotting our cabinets at one of our POIs, or by finding our cabinet locations through our mini programs, which can be accessed through WeChat, Alipay and other third-party partners. Users scan the QR codes on the cabinets to release our power banks. Our mobile device charging service is priced primarily based on thirty-minute and one-hour intervals. A deposit and payment are processed through users’ digital wallets, primarily provided by WeChat Pay and Alipay. The deposit is waived for users who have qualified credit scores at their digital wallet service providers, as assessed by these providers.

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

The breadth of our POI coverage reaches offline establishments across a diversified mix of venues, which include certain special locations such as hospitals, subway stations and other places of public utility or transportation.

Who we benefit

Users.

●	Reliable. We utilize advanced hardware management technologies, high-quality raw materials and components sourcing, and a well-designed supply chain management protocol to ensure the quality of our hardware. We strive to ensure that our cabinets are always online, with power banks fully charged and slots available for users to return power banks.
●	Accessible. With our extensive network covering every province of China, users can easily access one of our cabinets at approximately 1,233,900 POIs in more than 2,000 counties and county-level districts in China as of December 31, 2023. Our accessibility provides users with the peace of mind of not having to worry about their mobile devices running out of battery power.
●	Visible. Our unique placement strategy, as well as our highly distinguishable brand and name, make our products highly visible and easy to find. Our visibility eases users’ anxiety of not being able to find returning locations when they are on the go. Users can borrow and return our power banks at any of our cabinets and also have the option to keep the power banks.

Location partners.

●	Value-added services. Mobile device charging service is becoming a value-added yet necessary service to location partners. Our reliable and visible devices attract more customers to our location partners, conveniently meeting their customers’ need to recharge mobile devices.

●	User insights. We accumulate valuable user insights from our proprietary real-time hardware management technologies and business intelligence system. We are able to leverage insights on user behavior to advise location partners on operational improvement, as well as to provide them with client relationship management systems, or CRM, and location-based service capabilities.
●	Monetary incentive. We provide a source of additional income to our location partners for hosting our cabinets by paying them incentive fees, including entry fees and commissions based on certain percentages of the revenues generated by the hardware placed at their POIs.

IP partners.

●	Consumer reach. We collaborate with IP partners to initiate campaigns either through our mini programs or customized power banks. Our campaigns sometimes involve offline activities that promote our partners’ brands and products. Our extended and targeted user reach provides extensive channels for our IP partners to reach mass audiences.
●	Brand reputation. Our brand is widely associated with youthfulness and trendiness. By collaborating with us, our IP partners can boost their brand images and awareness among a coveted demographic in China.

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

Our Operational Models

We operate our business through the direct model and network partner model. In larger cities and counties, we typically utilize a combination of both models to ensure comprehensive coverage of POIs. For smaller cities and counties, the network partner model is the primary model utilized for POI coverage and expansion. Our direct model team leverages our resources to better collaborate with key accounts, who are location partners with expansive offline footprints and widespread brand recognition. We deploy business development personnel for the expansion, management and maintenance of POIs under our direct model, incentivized by a well - designed and ever - evolving evaluation system. We provide mobile device charging solutions to network partners, including specialized training and support service, software and system service, billing and settlement service, customer call center service and other services.

Direct operation

Under our direct model, we negotiate with location partners directly. We collect fees from users via payment portals, and settle commissions with location partners according to the respective contracts. As of December 31, 2021, 2022 and 2023, approximately 62%, 47% and 27% of POIs were operated through our direct operation.

We have developed a unique operational model for our direct operation, where we hire business development personnel for the expansion, management and maintenance of our POIs. Our business development personnel are our front liners who handle our power banks and cabinets, and service our location partners daily. Their responsibilities include:

●	Business development. Our business development personnel typically have designated areas that they are responsible for. We provide business development personnel form contracts that they can use but also give them certain latitude to customize the contracts. We have also established dedicated teams of business development personnel to explore collaborative relationships with top key accounts such as renowned amusement parks, hotel chains and restaurant franchises. Our business development system is easily scalable, utilizes our resources effectively and enables us to expand efficiently.

●	Power bank and cabinet maintenance. Aside from business development, business development personnel are also responsible for the management and maintenance of the cabinets and power banks. They need to ensure that the power banks and cabinets function normally. They are also in charge of moving power banks among different POIs to ensure power bank availability.
●	Location partner relationship management. Business development personnel are in charge of managing our relationships with location partners and their key contact persons. They perform regular site-checks to our POIs, and evaluate whether the POIs, our power banks and our cabinets are performing well financially. Business development personnel can switch cabinets or terminate collaborations with location partners if their financials are not satisfactory. See “—Our Operational Expertise—Dynamic business development personnel management.”
●	Network partner program under the direct model. Our network partner program under the direct model aims to give our direct model business development personnel an alternative avenue to effectively increase our coverage network. They leverage their on - the - ground relationships to identify and sign on potential network partners and provide these network partners with localized support.

We have designed an intricate multi-dimensional incentive and evaluation system that aligns business development personnel’ interests with our company’s, striking a balance between growth and profitability. See “—Our Operational Expertise—Dynamic business development personnel management.” Our standard contract with location partners typically lasts more than two years and can be terminated if either party is unable to fulfill its obligations. In most cases, we collect payments from users directly, and settle commissions with location partners on a monthly basis. Depending on the location, type and foot-traffic of a given POI, we may negotiate different location partner commission rate and duration of the contracts.

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

In the second quarter of 2022, we launched the network partner program under the direct model in order to give our direct model business development personnel an alternative avenue to effectively increase our coverage network. Because our direct model business development personnel are locally based and have extensive relationships with location partners within their region of coverage, they also accumulate relationships with potential network partners as well. Notably, their understanding of the regional competitive environment in conjunction with their ability to deploy either the direct model or the network partner model could enable us to more flexibly increase our market presence. This program continues to be widely popular among our direct model business development personnel and a driver for our network coverage expansion.

Network partners

Historically, we collaborated with third-party network partners to install our cabinets and to provide users with mobile device charging service. Network partners were responsible for the placement of our cabinets in POIs. We directly collected almost all payments from users through their digital wallets, and settled with our network partners accordingly. Network partners directly negotiated contracts with location partners and, prior to the second quarter of 2023, network partners generally purchased cabinets from us while we continued to use those cabinets to operate our business and provide network partners with an incentive fee based on the revenues generated by the cabinets that they placed.

Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation.

Our contracts with network partners generally have fixed terms, and can be terminated if either party is unable to fulfill its obligations. Our network partners are entitled to decide whether or not to engage in similar arrangements with other mobile device charging service providers. We continually seek network partners throughout our expansion.

Our Operational Expertise

Our management has a deep understanding of the consumer tech industry, as well as proven expertise in operating a large-scale business development network. We also leverage an array of AI-enabled technologies to boost our performance and power bank utilization in our direct model. We carefully design and continually improve an evaluation matrix to manage our direct model team. Through our expertise, technologies and experience in the market, we have accumulated ample know-hows in operations and efficient business expansion.

Management expertise

A key attribute that propelled us to achieve this is our proven management expertise, which manifests itself across a broad spectrum of operational strategies.

Precision. Through our experience in the consumer tech industry and the mobile device charging sector, we are able to discern the most precise KPIs to evaluate the performance of our business development personnel to ensure long-term, sustainable, yet rapid expansion.

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

Network partner management

We have developed a comprehensive system for the acquisition of new network partners and the operational support for existing network partners. Our network partners team, similarly equipped with comprehensive training and data-driven tools as the direct model team, specializes in the identification and acquisition of new network partners. They are incentivized to continue acquiring new network partners and support the growth of existing ones. Our commitment extends beyond the initial onboarding process, with ongoing assistance, training and data support provided to network partners in order to foster sustained growth and success within our network partner ecosystem. We share tried-and-true operational know-hows on the development and management of POIs to our network partners based on our years of experience in operating the direct model, providing them with the experience and expertise necessary to scale their operation.

We continue to reshape our network partner model based on the development of the industry in order to efficiently scale our mobile device charging network. During the year of 2022, we opened up all direct model regions to network partners in order to further extend our leading market share in existing regions. Since the second quarter of 2022, we launched a new program to achieve synergy between the direct model and the network partner model by allowing our direct model personnel to leverage their own network to identify and acquire new network partners. By leveraging the scale and existing capabilities of our direct model, we have drastically accelerated the pace of our network partner acquisition. As a result, the number of POIs under the network partner model increased to 53% as of the end of 2022, and further increased to 73% as of the end of 2023. Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation.

Our Technologies

We utilize an array of advanced hardware and software technologies, both proprietary and co-owned, to deliver the best user experience and operational efficiency.

Our products are empowered by our advanced technologies and big-data analytics capability. Our hardware management technology ensures a seamless transaction experience by monitoring and managing our equipment in real-time, resulting in enhanced asset utilization and security, as well as minimized loss and damage ratios. We also dedicate research and development efforts to the internal designs and manufacturing efficiency of our hardware in order to continually launch newer generations with lower cost of production. On the software side, our big-data analytics distill valuable commercial insights from consumer data to help us make precise judgments on site selection, utilization and hardware management, among others. See “Our hardware and business intelligence system.”

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

Portability. Our power banks are easily portable, with a size of just 145.8*68.8*14.7mm (approximately 5.7*2.7*0.6 inches) and weight of approximately 160g (5.6 oz), barely larger than a common mobile phone.

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

We continue to design and launch newer generations of cabinets. Based on the preference of our users, newer generations of cabinets feature redesigned bodies with a futuristic exterior design that visually differentiates our cabinets from those of our peers. We have also completely redesigned the inner parts of the new cabinets so that they can be more easily assembled for mass-production. In addition, we have updated the functionality and capabilities of our new cabinets from previous versions, with a significant reduction in cost per cabinet compared to the previous generation. The reduction in cost will increase asset efficiency for our company.

Similar to our power banks, our cabinets are also compatible with our technologies. They transmit data such as number of power banks stored and revenues generated. Being the hub for the power banks, our cabinets have strong online capabilities, with AI-enabled internet environment detection system to ensure that they have a high online rate.

We also incorporate a variety of technologies to ensure that our cabinets are safe to use for both location partners and our users. For example, most of our cabinets are equipped with thermal control capabilities that actively track the temperatures of all power banks inserted. Cabinets will lock all power banks and halt its lending functions if the temperature is above or below a certain limit. The latest generation of cabinets features enhanced waterproofing capabilities, rendering them more resilient for outdoor and extreme weather conditions.

Our hardware and business intelligence system

Our operational efficiency is inseparable from our technology advantages, which provide us with immense user behavior data and insights. Because of our expansive operations, as of December 31, 2023, we had in circulation 9.2 million power banks. We have built a proprietary infrastructure to support the daily operation and management of our hardware, as standardized software cannot support our fast-changing business. Our hardware management system is connected to every power bank and cabinet. When our cabinets are online, we are able to manage and analyze data collected through our cabinets. Our hardware management system is also scalable and expandable, providing a platform for potential future business expansion.

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

In the third quarter of 2021, we launched a power bank optimization program. This program dynamically calculates the suitable amount of power banks in each cabinet based on the local and historical trends. These power bank numbers are then delivered to our business development personnel to adjust the number of power bank in a certain cabinet accordingly. This program increases the chance that our users can find a cabinet that has a power bank that is readily available for use and a cabinet that has a slot available for return, and will help us optimize power banks to where they are needed the most instead of a standard amount in each cabinet, thereby helping increase power bank operational efficiency.

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

Supply Chain

Our highly efficient supply chain management, including our raw materials and components procurement, as well as manufacturing and hardware management, is crucial to our superior products and operational efficiency.

Raw materials and components procurement

We procure raw materials and components from top-tier suppliers and have established long-term relationships with them. We manage and control the procurement of raw materials and components for our power banks and cabinets to ensure the safety and quality as well as competitive pricing of our products. We attach the same attention-to-detail to our procurement management as we do in our business operation.

We implement stringent selection processes when choosing our suppliers to ensure quality. By negotiating directly with suppliers, we are able to procure raw materials and components in bulk volumes to control our costs. In the case that the prices of certain raw materials are on the rise, we may opt to preemptively procure such raw materials in order to reduce our exposure to the fluctuation in cost. We have two procurement methods, direct sourcing and indirect sourcing. When we source materials directly, we buy raw materials and components from the suppliers and have them shipped to our assembly partners. We sometimes store raw materials and components purchased in warehouses that we rent. To better manage our manufacturing costs, we also adopt an indirect sourcing method and let assembly partners directly pay for and transit materials from our suppliers. However, we still negotiate with and choose suppliers by ourselves.

Our assembly partners

We collaborate with top-tier power bank assembly partners to outsource the assembly of our power banks and cabinets. We have a stringent selection process for our assembly partners. We also conduct regular on-site supervision during production and perform quality checks on our assembly partners.

Our assembly partners assemble our devices to our specifications. We own all patents relating to our devices except for three patents that we co-own with ZMI. We have also invested in the optimization of production line of our products. We have collaborated with our assembly partners to co-research ways to improve the manufacturing process and efficiency.

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

Our hardware management technology enables us to see in precise detail the conditions and activities of our devices. We also conduct weekly demand planning meetings to assess the needs for power banks and cabinets with our business development personnel. We are therefore able to conduct refined just-in-time hardware management, reducing our warehousing costs. We currently lease warehouses with varying sizes to achieve flexibility in our storage cost. We also store some of the raw materials and components that we source from our suppliers.

We use a third-party logistics service provider to move our hardware from warehouses and factories to areas that we cover, where business development personnel store and move hardware themselves.

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

Our Brand

We are dedicated to building a brand that speaks to users, and aspire to become the mobile device charging brand that users prefer whenever they have a choice. Building a reputable brand also helps us establish a network effect, as people are more inclined to use our products and service as we expand. By enhancing our brand recognition, we are also able to attract more location partners, network partners and key accounts to collaborate with us, further enhancing our network effect.

We design our cabinets and power banks based on the preference of our location partners and users. We have cabinets with a minimalistic design that fits into most environments as well as cabinets with a futurist design that visually differentiates our cabinets from those of our peers. We are also able to customize our cabinets to blend into the business environment or to accentuate the brand image of our location partners.

Marketing

Our network effect is crucial to the marketing of our products and services. At the same time, we try to establish our brand reputation and awareness among potential key accounts and location partners in order to better implement our expansion strategies. We also use these opportunities to further educate the market of our business models, attracting more location partners to host our devices.

We collaborate with top key accounts to place our power banks and cabinets at their locations. Key accounts are important to our expansion strategies, both because of their brand equity and the significant revenue potential. With certain key accounts, we integrate our service into their portals (such as their own mini programs) in order to bring a more engaging experience for their customers. Such collaborations boost our brand reputation among the top key accounts’ customers.

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

Campaigns

We from time to time initiate campaigns to attract more users to actively seek out our power banks. Our campaigns usually involve releasing power banks with special designs coupled with offline activities to boost our brand awareness.

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

Customer service

Providing satisfactory customer services is a high priority to us. We conduct regular trainings for our customer service staff to ensure service quality, and we also have AI-enabled systems to assist their performance.

Users can easily access our customer service staff through the customer service button on our mini programs or through designated portals for complaints on other major platforms, enabling 24/7 customer service. Users are also able to submit claims through email, a designated hotline and sometimes business development personnel. We strive to resolve 100% of the inquiries within 48 hours.

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

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers and business development personnel. We also face intense competition for the acquisition and retention of location partners, key accounts and network partners. The success of our growth strategy depends in part on our ability to retain existing personnel, recruit additional highly skilled employees and to acquire new location partners, key accounts, and network partners, while maintaining existing ones.

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

We procure raw materials that are in compliance with the EU Restriction of Hazardous Substances Directive standard. In addition, material parts of our products are certified by test reports issued by independent third parties. We have also ensured that our battery core and device chips are recyclable, and we dispose our hardware through government-approved and certified recycle companies.

Our business has made a positive environmental impact by enabling the sharing of power banks and reducing the need for individual ownership. To promote public awareness of responsible use of electronic devices and enhance the utilization of power banks, we launched a new power bank sustainability campaign in March 2024 to recycle previously sold power banks and redeploy them to our mobile device charging service network. Through the earlier version of this campaign, we have collected and recycled more than 50 thousand power banks for reuse.

Insurance

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practices in our industry. We have purchased all-risk property insurance covering our products and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance as required by the rules and regulation in China, including general care and work-related injury insurance, for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management, R&D and other professional personnel. Our product liability insurance covers any claims against us that arises out of defaults of our hardware. We do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Seasonality

Our business is subject to minor seasonal fluctuations, normally with relatively stronger performance in the third quarter, primarily due to increased activity levels at the POIs that we cover during summer months as a result of an increase in travelling and vacation plans. The first quarter and fourth quarter of each year generally contribute a smaller portion of our annual revenues, primarily due to a reduced level of outdoor activities during the Chinese New Year holiday and climate seasonality in the quarters. The historical seasonality of our business, however, has been partially offset by our rapid growth and significantly impacted by the COVID-19 outbreaks in the past, but may increase in the future.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Limited liability companies and joint stock companies established and operated in China are subject to the Company Law of the People’s Republic of China, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993 and became effective on July 1, 1994, and was subsequently revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively. The latest amended Company Law will come into effect on July 1, 2024. The main amendments in the Company Law include improving a company’s establishment and exit system, optimizing a company’s organizational structure, detailing exercise of shareholder rights, perfecting a company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. Foreign - invested companies must comply with the Company Law, unless otherwise stipulated by foreign investment laws.

The Foreign Investment Law of the PRC was formally adopted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investment means any foreign investor’s direct or indirect investment in China, including (i) establishing foreign invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions. Foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the State implements special administrative procedures for access to foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. The state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the State may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with the provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the Company Law and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council approved the implementing regulations for the Foreign Investment Law, which came into effect on January 1, 2020. The implementing regulations require that foreign-invested enterprises and domestic enterprises be treated equally with respect to policy making and implementation. Pursuant to the implementing regulations, if an existing foreign-invested enterprise fails to change its original form as of January 1, 2025, the market regulation departments will not process other registration matters for such enterprise, and may disclose its information to the public.

On December 30, 2019, the Ministry of Commerce, and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Measures for Reporting of Foreign Investment Information. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately. Where a foreign investor or a foreign-invested enterprise fails to submit the investment information as required, and fails to resubmit or correct such information after being notified by the competent commerce authority, the competent commerce authority shall order it to make corrections within 20 business days. Failure to make corrections within the specified period may subject the foreign investor to fines of up to RMB300,000, or a fine up to RMB500,000 if other severe violations exist.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism has been established under the NDRC, which is led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, accounting and technology.

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access to foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. The Special Administrative Measures for Access of Foreign Investments (2021 Edition) was promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List 2021, and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) was promulgated on December 27, 2020 and was amended on October 26, 2022 by the Ministry of Commerce and NDRC which became effective on January 1, 2023, which totally replaced the Catalog. According to the current regulations, any industry not listed in the Negative List 2021 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business and call center).

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the foreign-invested telecommunications enterprise. In addition, the major foreign party to be the shareholder of the foreign-invested telecommunications enterprise must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The foreign-invested telecommunications enterprise that meets these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the foreign-invested telecommunications enterprise based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services.

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

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under this notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign-invested telecommunications enterprise must be established to apply for the telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. This notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect the measures for safeguarding the network and information, establish an administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, respectively, are the primary PRC laws governing telecommunications services and set out the general framework for the provision of telecommunications services by PRC companies. Such regulations require that telecommunications service providers obtain operating licenses prior to commencing operations and draw a distinction between basic telecommunications services and value-added telecommunications services. The Catalogue of Telecommunications Services, promulgated by MII on September 25, 2000 and was amended by the MII on June 11, 2001 and February 21, 2003 and amended by the MIIT on December 28, 2015 and June 6, 2019, respectively, and issued as an attachment to such regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, which became effective on September 1, 2017, to supplement the telecom regulations. These measures require that an operator of value-added telecommunications services obtain a value-added telecommunications business operating license from the MIIT or its provincial level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, as amended on January 8, 2011. Under these Measures, the internet information service is categorized into commercial internet information services and non-commercial information internet services. The operators of non-commercial internet information services must file with responsible governmental authorities and operators of commercial internet information services in China must obtain a license for internet content provision, known as an ICP License, from the governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with applicable laws and regulations and obtain the approvals from competent governmental authorities.

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

Regulations Relating to Online Trading and E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress, promulgated the E-Commerce Law of the People’s Republic of China, which became effective on January 1, 2019. This law established the basic legal framework for the development of China’s E-Commerce business and clarified the obligations of the operators of E-Commerce business and the possible legal consequences.

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

Regulations Relating to Product Quality

According to the Product Quality Law of the People’s Republic of China, which was effective from September 1, 1993 and amended by the Standing Committee of the National People’s Congress on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, products for sale must satisfy applicable safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revocation of business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

In addition to Product Quality Law of the People’s Republic of China, there are also other PRC laws that apply to the product liability. On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, which took effect on January 1, 2021 and replaces the Tort Law of the People’s Republic of China, the Contract Law of the People’s Republic of China, and several other basic civil laws in the PRC. Under the PRC Civil Code, if a product is found to be defective and to compromise the personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.

Regulations Relating to Consumers Protection

According to the Consumers Rights and Interests Protection Law of the People’s Republic of China, which became effective on January 1, 1994 and was amended by the Standing Committee of the National People’s Congress on August 27, 2009 and October 25, 2013, respectively, business operators shall guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where operators of online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against them. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the State Administration for Industry and Commerce of PRC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020 by the SAMR, further clarifying the scope of consumers’ rights to make returns without cause, including its exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise merchants for compliance with these rules.

Regulations Relating to Pricing

In China, the prices of a small number of products and services are guided or fixed by the government. According to the Pricing Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the governmental departments in charge of pricing, explicitly mark the prices and clearly indicate the name, origin of production, specifications and other related particulars. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, cessation of unlawful activities, compensation, confiscation of illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007, August 27, 2009 and took effect on August 27, 2009 (which was further amended on August 26, 2019 and became effective on January 1, 2020), when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, landlords and tenants are required to enter into lease contracts which should generally contain specified provisions, and lease contracts should be registered with the construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect alteration registration, extension of registration or deregistration with the construction or property authorities within 30 days after the occurrence of such extension, termination or alteration.

Regulations Relating to Advertising

On October 27, 1994, the Standing Committee of the National People’s Congress promulgated the Advertising Law of the PRC, which was amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Measures for the Administration of Internet Advertising, which regulate internet-based advertising activities, were adopted by the SAMR on February 25, 2023 and became effective on May 1, 2023. According to these measures, internet advertisers are responsible for the authenticity of the advertisements content. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, including the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the Standing Committee of the National People’s Congress on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated and restricted from a national security standpoint.

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

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include username, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the People’s Republic of China issued by the Standing Committee of the National People’s Congress became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates the regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty in severe circumstances.

On June 1, 2017, the Cyber Security Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress took effect, which is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and require that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Cybersecurity Review Measures, which became effective on June 1, 2020 and was amended on November 16, 2021. The Cybersecurity Review Measures establish the basic framework and principle for national security reviews of network products and services.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. These measures regulate the security assessment of important data and personal information collected and generated within the territory of China and transferred overseas by a data processor during its operation. According to these measures, where a data processor transfers data overseas, it shall apply to the provincial department of the CAC for a security assessment when the transfer meets certain criteria.

Furthermore, on November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security, and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable individuals and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to individuals within China or for analyzing and assessing acts of individuals within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the authorities and critical information infrastructure operators are required to store, within the PRC territory, the personal information collected and produced within the PRC. Specifically, a personal information processor who use personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of individuals whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the draft regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. In addition, these draft regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year.

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

In addition, the MITT promulgated the Measures for Data Security Management in the Industrial and Information Technology Sector (Trial) on December 8, 2022, which became effective on January 1, 2023, and it requires that industrial and telecoms data processors shall collect data under the principles of legitimacy and rightfulness, and shall not steal or illegally collect data.

Regulations Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People’s Bank of China on June 14, 2010 and amended on April 29, 2020 by Measures for the Administration of Payment Services of Non-Financial Institutions, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-Financial Institution which were promulgated by the People’s Bank of China on December 1, 2010 and were amended on June 2, 2020, November 12, 2020 and July 20, 2021 respectively, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the People’s Bank of China. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the People’s Bank of China. For any non-financial institution or individual that engages, whether explicitly or otherwise, in payment services without the approval of the People’s Bank of China, the People’s Bank of China and the branches thereof shall order it to terminate such payment business; where a crime is suspected, it/he shall be transferred to the public security authorities for investigation in accordance with law; where a crime is constituted, it/he shall be subject to criminal responsibilities.

On November 13, 2017, the People’s Bank of China published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The People’s Bank of China notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the financial security and information security.

Regulations Relating to Unfair Competition

According to the Law against Unfair Competition of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operator who violates the Law against Unfair Competition by engaging in the foregoing unfair competition activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulations Relating to Anti-Monopoly

According to the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022 with effect from August 1, 2022, monopolistic activities shall include (i) monopolistic agreements between undertakings; (ii) abuse of dominant market position by undertakings; and (iii) concentration of undertakings which has or may have an effect of eliminating or restricting competition. The PRC Anti-Monopoly Law further stipulates that undertakings which hold dominant market position shall not abuse their dominant market position by taking advantage of data, algorithms, technology and platform rules and the state will strengthen anti-monopoly regulatory forces and enhance enforcement and judicature of the PRC Anti-Monopoly Law.

Where an undertaking has violated the provisions in effect by entering into and implementing a monopolistic agreement, the anti-monopoly enforcement agency may order the undertaking to stop the illegal act and confiscate the illegal income and impose a fine ranging from 1% to 10% of the sale amount of the preceding year. Where a monopolistic agreement has been entered into but has not been implemented, a fine of not more than RMB3 million may be imposed. Where an undertaking has voluntarily reported the activities of entering into a monopolistic agreement to the anti-monopoly enforcement agency and provided important evidence, the anti-monopoly enforcement agency may, at its discretion, reduce or waive the punishment for such an undertaking. Where an undertaking has violated the provisions in relation to entering into and implementing a monopolistic agreement and has no sale amount in the preceding year, the anti-monopoly enforcement agency may impose a fine of not more than RMB5 million. Where the legal representative, principal and directly responsible person of an undertaking are personally responsible for entering into a monopolistic agreement, a fine of not more than RMB1 million may be imposed.

Regulations Relating to Foreign Sanctions

According to the Anti-Foreign Sanctions Law of the PRC, which was released by the Standing Committee of the National People’s Congress on June 10, 2021 and became effective on the same day, the determination, suspension, modification or cancellation of the countermeasures List and the countermeasures shall be promulgated under orders of the Ministry of Foreign Affairs or other departments of the State Council. The organizations and individuals within the territory of China shall carry out the countermeasures taken by relevant departments of the State Council. Any organization or individual violating the requirements set in the Anti-Foreign Sanctions Law will be punished by relevant departments of the State Council in accordance with the law, and such organization or individual will be restricted or prohibited from engaging in the activities. Additionally, for any act endangering the sovereignty, security and development interests of China, the laws, administrative regulations and departmental rules may prescribe other necessary countermeasures in addition to the provisions of Anti-Foreign Sanctions Law.

On January 9, 2021, the Ministry of Commerce promulgated the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures, which requires where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The matters reported shall be kept confidential by the competent department of commerce of the State Council and its staff members if so requested.

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

Copyright

On September 7, 1990, the Standing Committee of the National People’s Congress promulgated the Copyright Law of the People’s Republic of China, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, the latest amendment took effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China. According to the Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. An infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take measures to remove, block or disconnect links to the content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

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

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the State Administration for Industry and Commerce is responsible for the registration and administration of trademarks in China. The State Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specifies the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, the latest amendment took effect on June 1, 2021, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, respectively, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, and fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which became effective on November 1, 2017. These measures regulate the registration of domain names, such as China’s national top-level domain name “.CN.” The China Internet Network Information Center, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the China Internet Network Information Center can authorize a domain name dispute resolution institution to decide domain name related disputes.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 1, 2008 (which became effective on August 5, 2008), respectively, and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by the People’s Bank of China, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. Foreign invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to a foreign invested enterprise in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16. SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Administrative Regulations on Foreign Exchange and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by foreign invested enterprises shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the foreign invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by applicable laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by applicable laws and regulations; (iii) used for granting loans to nonaffiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for real estate enterprises).

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 stipulates that non-investment foreign invested enterprises may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the negative list and the projects invested are true and in compliance with laws and regulations.

On April 10, 2020, SAFE issued the Notice of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8. SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

The principal rules governing distribution of dividends of wholly foreign-owned enterprises, or WFOEs, include the provisions under the Company Law. Under these rules, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Administrative Regulations on Foreign Exchange, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development Planning Commission (which is the predecessor of the NDRC) and the Ministry of Finance, and took effect on March 1, 2003 and amended by the NDRC on July 26, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the State Administration of Foreign Exchange on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amount and directly handle the procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

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

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, and name and term of operation), capital increase or reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment on February 13, 2015 and amended on December 30, 2019 by SAFE, or SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued on February 15, 2012, and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with SAFE and handle foreign exchange matters such as opening accounts, and transfer and settlement of the proceeds. The notice further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and legal sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents relating to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with applicable laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulation on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures for the Outbound Investment of Enterprises, which took effect on March 1, 2018. According to these measures, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulations, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a provincial branch of the Ministry of Commerce. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018 and December 30, 2019, respectively, under which PRC enterprises must register their overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the Enterprise Income Tax Law defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation are entitled to enjoy a preferential enterprise income tax rate of 15%. Under these measures, the validity period of the recognition as a high and new technology enterprise shall be three years from the date of issuance of the certificate. An enterprise can reapply for such recognition before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by the State Administration of Taxation on March 28, 2011, and clarifies certain provisions in SAT Circular 698. SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year-period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year-period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax under SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017. Certain provisions of SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the Standing Committee of the National People’s Congress on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Withholding tax on dividend distribution

The Enterprise Income Tax Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the Enterprise Income Tax Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding company. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the State Administration of Taxation on February 3, 2018 and took effect on April 1 2018, further clarifies the analysis standard when determining one’s qualification for beneficial owner status.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China and its implementation rules, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT of 17% on sales and 6% on the services, unless otherwise provided. On September 1, 2023, the Standing Committee of the National People’s Congress publicly solicited opinions on Value-Added Tax Law of the People’s Republic of China (Second Revised Draft), which provides for VAT tax payers, the territory of taxation, tax rate, tax payable, tax incentives and taxation administration. Except as otherwise stipulated by the second revised draft, for general VAT taxpayers providing services and selling intangible assets, the value-added tax rate is 6%. The Interim Regulations on Value-Added Tax of the People’s Republic of China will be repealed on the same day the second revised draft comes into effect.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, according to which, (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (iii) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (iii) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China, promulgated by the State Council on September 18, 2008, a written employment contract shall be concluded in the establishment of an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Pursuant to the Social Insurance Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds and housing provident funds, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Regulations Relating to M&A and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether overseas offerings are subject to the M&A Rules; (ii) our company established our WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules, the interpretation and application of the regulations remain unclear, and our overseas offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for our overseas offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of a regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements, etc.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to these trial measures and the five supporting guidelines, a domestic company that seeks to offer and list securities in overseas markets shall perform the filing procedure with the CSRC as per the requirements of such Measures, submit materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholders, etc., and where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The trial measures further stipulate that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect and is therefore subject to the filing requirements: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance-over-form basis.

In addition, pursuant to the trial measures, no overseas offering and listing shall be made under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Furthermore, after a domestic company has offered and listed securities in an overseas markets, it is required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the consolidated variable interest entity as of the date of this annual report.

(1)

Shareholders of Shanghai Zhixiang and their respective shareholdings in Shanghai Zhixiang and relationship with our company are (i) Mars Guangyuan Cai (62.0)%, our chairman and chief executive officer, (ii) Peifeng Xu (30.0)%, our director and president, and (iii) Victor Yaoyu Zhang (8.0)%, our chief marketing officer.

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

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Shanghai Zhixiang and Zhixiang WFOE with the office of the State Administration for Market Regulation in September 2019 in accordance with the PRC Property Rights Law.

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

However, our PRC legal counsel has also advised us that there may be changes regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.Property, Plant and Equipment

Our headquarters is located in Shanghai, China, where we lease and occupy approximately 1,868 square meters as office space. We have also leased an aggregate of approximately 30,000 square meters of office spaces in most of the cities and counties where we have direct operations. Our leases properties in the PRC are primarily used for office, business and warehousing purposes. We lease our warehouses on a need-basis according to our hardware and operations. Our office lease agreements expire between 2024 and 2025.

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

A.Operating Results

Overview

We are a consumer tech company providing mobile device charging services through an extensive online and offline network. We provide service through our power banks, placed in points of interests, or POIs, and operated by our location partners, such as entertainment venues, restaurants, shopping centers, hotels and transportation hubs. Through our mini programs, users rent our power banks to carry with them when they use our service and can return the power banks at any of our POIs. As of December 31, 2023, we had a network of approximately 1,233,900 POIs covering more than 2,000 out of the approximate 2,850 counties and county-level districts in China.

We generate substantially all of our revenues from our mobile device charging services. We offer users mobile device charging service generally at a rate of between RMB1 to RMB2 per thirty-minute interval. Users usually pay a refundable deposit of RMB99 upon receiving our power banks, and pay usage fees when they return the power banks. The deposit is waived for users who have qualified credit scores at their digital wallet service providers, as assessed by these providers. We retain the deposit if the power banks are not returned after a certain period of time.

We have two operating models for our mobile device charging services, direct model and network partner model. Under the direct model, we manage the placement of power banks and cabinets ourselves by collecting payments from users directly and settling with location partners periodically. Under the network partner model, network partners manage the placement of power banks and cabinets. Historically, we had the ownership rights to the cabinets and power banks under the network partner model. Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to our network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently generate revenues by providing mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Starting from the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. Our classification of mobile device charging operation now consists of the direct model and the network partner model, which have different effects on our revenues and sales and marketing expenses.

Our total revenue decreased from RMB3,585.4 million in 2021 to RMB2,838.2 million in 2022, and increased to RMB2,958.6 million (US$416.7 million) in 2023. Our net loss increased from RMB124.6 million in 2021 to RMB711.2 million in 2022. Our net income in 2023 was RMB87.7 million (US$12.4 million).

Major Factors Affecting Our Results of Operations

Our industry and our operations are significantly influenced by general economic conditions in China. The mobile device charging service only pertains to public areas for business or leisure. The more people stay at home or offices, the less likely they will need our services. Our industry is generally affected by the popularity and the prevalence of smart mobile devices. The development of battery technologies also influences our industry. Technological advancements that improve battery capacity, power conservation, energy efficiency or charging speed, or otherwise lessen consumers’ need for mobile device charging, may decrease consumer demand for power banks. Developments in the power bank technologies which make them more affordable to own and easier to carry around may also affect our industry negatively.

Our results of operations, financial condition, and the period-to-period comparability of our financial results have been, and we expect them to continue to be, more specifically affected by the below factors:

Our ability to expand our POI coverage and increase the number of available-for-use power banks

POIs. We define the number of POIs as the total number of unique locations whose proprietors, i.e., location partners, have entered into contracts with us or our network partners as of a given day with at least one cabinet assigned to the location.

Available-for-use power banks. We define available-for-use power banks as of a given date as the number of power banks in circulation for that day. A power bank is deemed in circulation for a day if it is stored in a POI’s cabinet or in a user’s possession during the course of utilizing our mobile device charging service for that day.

The number of POIs and available-for-use power banks are two important measures of our expansion and geographic coverage and, in turn, our ability to attract more users and location partners. As of December 31, 2021, 2022 and 2023, our power banks were available in over 845,000 POIs, approximately 997,000 POIs and approximately 1,233,900 POIs, respectively, representing a growth rate of approximately 18.0% from 2021 to 2022 and approximately 23.8% from 2022 to 2023. As of December 31, 2021, 2022 and 2023, our available-for-use power banks were 5.7 million, 6.7 million and 9.2 million, respectively, representing a growth rate of 17.9% from 2021 to 2022 and 36.6% from 2022 to 2023. The increased scale of our POI and available-for-use power banks allows us to continue reaching more users, which in turn drive our mobile device charging orders, which increased by 18.7% from 552.8 million in 2022 to 656.4 million in 2023. As of December 31, 2021, 2022 and 2023, our services were available in approximately 1,700, 1,800 and 2,000 out of the approximate 2,850 counties and county-level districts in China.

Our ability to efficiently control our overall incentive fees while expanding our POI coverage

Our ability to control our overall incentive fees paid to location partners and, under the former network partner model, to network partners is imperative to maintaining healthy financial margins. The incentive fees we pay to location partners consist of entry fees and commissions based on certain percentages of the revenues generated by the power banks placed at their locations. We intend to collaborate with more top-tier brands which may require higher entry fees. The incentive fees we paid to network partners under the former network partner model include commissions based on certain percentages of the revenues generated by the power banks which are managed by them.

We use incentive fee rate as a metric to track our mobile device charging service. Incentive fee rate in a given period is defined as the result of dividing the incentive fees to location partners and, under the former network partner model, to network partners, in the period by the revenues generated through the mobile device charging service in the same period. Incentive fee rates are impacted by industry competition, as we need to offer competitive packages to our location partners and network partners to ensure effective expansion and retention. Starting in the second quarter of 2023, under the new contractual arrangement of our network partner model, we ceased to provide incentive fees to our network partners. Instead, we started to (i) provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services and (ii) sell cabinets and power banks to network partners. Our incentive fee rates in 2021, 2022 and 2023 were 61.1%, 75.1% and 55.9%, respectively. The increase in our incentive fees from 2021 to 2022 is primarily due to the general increase in our POIs and the launch of our network partner campaign, which is tailored to help us better attract high-quality network partners across China. The decrease in our incentive fee rates from 2022 to 2023 is mainly due to the cessation of provision of incentive fees to our network partners under the new contractual arrangement, under which we have recorded revenue derived from the provision of mobile device charging solution starting in the second quarter of 2023, and the general recovery in offline traffic in China resulting in a recovery in revenues.

In particular, under the direct model, incentive fees to location partners decreased from RMB1,529.3 million in 2021 to RMB1,132.3 million in 2022 and decreased further to RMB585.6 million in 2023. The decrease from 2021 to 2022 was primarily attributable to the decrease in mobile device charging service revenue for the direct model operation which was negatively impacted by the outbreaks of COVID-19 in 2022, resulting in reduced commissions to location partners. The decrease from 2022 to 2023 was primarily due to the decrease in the number of POIs under the direct model.

As a contributor to the overall incentive fee rate, our overall commission rate, calculated by dividing the commissions paid to location partners and, under the former network partner model, to network partners, in a given period by revenues from mobile device charging service in the same period, to location partners and network partners increased from 47.8% in 2021 to 67.2% in 2022, and decreased to 58.1% in 2023. The increase from 2021 to 2022 was primarily attributable to the decrease in mobile device charging service revenue, which was negatively impacted by the outbreaks of COVID-19 in 2022, and the increase in POIs under the network partner model. The decrease from 2022 to 2023 was primarily attributable to the decreases in commissions paid to network partners as a result of the change in the contractual arrangement with network partners and the decrease in commissions paid to location partners.

The entry fee rates for our direct model, calculated by dividing the entry fees paid to location partners in a given period by revenues from mobile device charging service revenue for the direct model operation, decreased from 18.7% in 2021 to 13.7% in 2022 and further to 6.1% in 2023. The decrease from 2021 to 2022 and the further decrease from 2022 to 2023 was primarily attributable to the decreased use of fixed entry fees for new signings. The following table sets forth the components of our incentive fees paid to location partners and, under the former network partner model, to network partners by amounts and percentages of our total incentive fees paid to location partners and network partners for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Incentive fees paid to location partners and network partners
Entry fees	459,737	21.8	217,819	10.5	64,863	9,136	6.6
Commissions	1,653,037	78.2	1,851,283	89.5	916,426	129,076	93.4
Total	2,112,774	100.0	2,069,102	100.0	981,289	138,212	100.0

We believe that our network effect and leading position in the number of POIs covered contributes to our ability to effectively negotiate with location partners, and our ability to control raw material and manufacturing costs enhances our ability to offer attractive incentive fee rates.

Effective control over material and manufacturing costs

A significant portion of our cost of revenues is the depreciation cost of our power banks and cabinets. We currently depreciate our power banks on a three-year basis, and our cabinets on a four- to five-year basis. Our ability to control our material and manufacturing costs significantly impacts our performance. We negotiate with all of our key material suppliers directly and have adopted a contract-based outsourcing model for the manufacturing of our devices. By directly negotiating, and sometimes directly procuring, materials from suppliers, we are able to optimize our procurement cost and ensure our product quality. We have also partnered with some of our assembly partners to design more intelligent and streamlined production processes in order to lower manufacturing costs. As a result of the new contractual arrangement with our network partners, starting in the second quarter of 2023, we have ceased to record cabinets and power banks under the network partner model as our proprietary assets. In 2021, 2022 and 2023, the depreciation costs of our cabinets and power banks as percentages of revenues generated from the mobile device charging service for the respective periods were 9.1%, 12.6% and 12.5%, respectively. The increase from 2021 to 2022 was primarily due to the decrease in revenue as a result of COVID-19 outbreaks and the increase in the number of cabinets and power banks within the mobile device charging service network. The depreciation costs of our cabinets and power banks as percentages of revenues generated from the mobile device charging service were relatively stable for 2022 and 2023.

Key Components of Results of Operations

Revenues

Our revenues are recorded net of value-added tax. Historically, we primarily derived our revenues from our mobile device charging service, which consist of revenues generated under both the direct model and the network partner model.

Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have also been transferred to the network partners under the new arrangement. In connection with the transfer of ownership rights of the cabinets and power banks from us to our network partners, we now also generate revenue from cabinet and power bank sales to our network partners, and cost of cabinets and power banks sold to our network partners will be recognized accordingly.

In connection with the change in our network partner model, starting from the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. Our classification of mobile device charging operation now consists of the direct model and the network partner model. Under the direct model, we generate revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, we generate revenue by offering mobile device charging solution and sales of power banks and cabinets to network partners. In addition, revenue recorded under mobile device charging solution is now net of incentive fees paid to network partners. All incentive fees paid to network partners will be excluded from our sales and marketing expenses going forward under the new network partner model.

Other sources of revenues mainly include new initiatives and advertising services that we provide to our customers by displaying customers’ images and brand on our power banks or our mini programs as well as sales of merchandises. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Mobile device charging
Mobile device charging service	3,455,797	96.4	2,754,143	97.0	1,577,379	222,169	53.3
Direct model	2,458,794	68.6	1,587,298	55.9	1,058,636	149,105	35.8
Network partner model	997,003	27.8	1,166,845	41.1	518,743	73,063	17.5
Power bank and cabinet sales	102,857	2.9	59,476	2.1	1,118,684	157,563	37.8
Direct model	73,183	2.0	30,495	1.1	24,664	3,473	0.8
Network partner model	29,674	0.8	28,981	1.0	1,094,020	154,089	37.0
Mobile device charging solution	—	—	—	—	173,152	24,388	5.9
Others	26,737	0.7	24,571	0.9	89,432	12,596	3.0
Total revenues	3,585,391	100.0	2,838,190	100.0	2,958,647	416,716	100.0

The following table represents the mapping of revenue as reported under and before the new reclassification for the years ended December 31, 2021 and 2022:

As reported under new classification			As reported before reclassification
	Year ended December 31,2021	Year ended December 31, 2022		Year ended December 31, 2021	Year ended December 31, 2022
	RMB	RMB		RMB	RMB
(in thousands)
Mobile device charging
Mobile device charging service	3,455,797	2,754,143	Mobile device charging business	3,455,797	2,754,143
Direct model	2,458,794	1,587,298
Network partner model	997,003	1,166,845
Power bank and cabinet sales	102,857	59,476	Power bank sales	102,857	59,476
Direct model	73,183	30,495
Network partner model	29,674	28,981
Mobile device charging solution	—	—
Mobile device charging	3,558,654	2,813,619
Others	26,737	24,571	Others	26,737	24,571
Total	3,585,391	2,838,190	Total	3,585,391	2,838,190

Cost of revenues

Our cost of revenues primarily consists of depreciation of power banks and cabinets, cost of power banks sold or lost, cost of cabinets sold, cost of photovoltaic power stations sold, depreciation of photovoltaic power stations and other expenses directly attributable to our operations. Historically, because we owned the power banks and managed the operations under the same set of frameworks, technology infrastructure and other tools under both the direct model and network partner model, cost of revenues for the two models have insignificant differences. Starting in the second quarter of 2023, the ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners. Accordingly, as a result of the new contractual arrangement with our network partners, starting in the second quarter of 2023, we have ceased to record cabinets and power banks under the network partner model as our proprietary assets. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Depreciation	313,196	8.7	346,319	12.2	196,266	27,643	6.6
Cost of cabinets and power banks sold(1)	108,280	3.0	83,251	2.9	843,203	118,763	28.5
Others	135,701	3.8	127,353	4.5	169,995	23,943	5.8
Total	557,177	15.5	556,923	19.6	1,209,464	170,349	40.9

Note:

(1)	Including cost of power banks sold and written-off of power banks kept by users who forfeit their deposits.

Sales and marketing expenses

Our sales and marketing expenses comprise a significant portion of our operating expenses, consisting primarily of incentive fees paid to location partners, compensation for business development personnel and other expenses related to sales and marketing functions.

Under the direct model, business development personnel compensation is calculated based on our carefully designed evaluation matrix, which helps align business development personnel’s interest with ours. Under the direct model, we also pay location partners incentive fees, which comprises commission fees and entry fees. Commission fees are calculated based on percentages of the revenues generated by the cabinets placed at their POIs. For certain location partners, we also pay entry fees, based on our projected revenues of the POIs, in order to secure our collaboration with them. Incentive fees to location partners as percentages of revenues generated by our devices placed at their venues generally range between 50% and 70% during periods without significant COVID-19 outbreaks.

Under the network partner model, we historically pay network partners incentive fees based on a percentage of the revenues generated by cabinets that they placed. Starting in the second quarter of 2023, we have updated our contractual arrangement with our network partners under the network partner model, shifting the principal role of providing mobile device charging services from us to network partners. We have ceased to pay incentive fees to our network partners under the new arrangement.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our total sales and marketing expenses for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Incentive fees to location partners and network partners	2,112,774	71.6	2,069,102	76.3	981,289	138,212	65.1
Compensation for business development personnel	604,822	20.5	503,572	18.6	408,739	57,570	27.1
Others	233,376	7.9	139,656	5.1	117,404	16,535	7.8
Total	2,950,972	100.0	2,712,330	100.0	1,507,432	212,317	100.0

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

Hong Kong

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to us is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements as the subsidiary in Hong Kong S.A.R. have no assessable profits for the years ended December 31, 2021, 2022 and 2023.

Mainland China

Generally, our PRC subsidiaries and the VIE are subject to the PRC Enterprise Income Tax Law at the statutory income tax rate of 25%.

In accordance with the Enterprise Income Tax Law, foreign invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. Our subsidiaries and the VIE in the PRC are subject to a uniform income tax rate of 25% for all periods presented. Shanghai Zhixiang was entitled to be “Software Enterprise.” According to the Enterprise Income Tax Law and its implementing regulations, from 2019, Shanghai Zhixiang could enjoy a tax holiday of two-year enterprise income tax exemption and subsequently three-year 12.5% preferential tax rate. Meanwhile, in 2022, Shanghai Zhixiang also applied for its qualification as High and New Technology Enterprise and is entitled to a preferential income tax rate of 15% from 2022 to 2024 as long as it maintained its qualification for High and New Technology Enterprise that is subject to verification by competent authorities and renewals every three years.

For us, a general value added tax payer entity, our mobile device charging service and our cabinet and power bank sales are subject to value added tax, or VAT, at the rate of 13%. Other revenues are subject to VAT at the rate of 6%, in accordance with PRC tax rules.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income. If our Hong Kong subsidiaries satisfy satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. A Hong Kong entity is required to file application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under the tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Mobile device charging service	3,455,797	96.4	2,754,143	97.0	1,577,379	222,169	53.3
Mobile device charging solution	—	—	—	—	173,152	24,388	5.9
Power bank and cabinet sales	102,857	2.9	59,476	2.1	1,118,684	157,563	37.8
Mobile device charging	3,558,654	99.3	2,813,619	99.1	2,869,215	404,120	97.0
Others	26,737	0.7	24,571	0.9	89,432	12,596	3.0
Total revenues	3,585,391	100.0	2,838,190	100.0	2,958,647	416,716	100.0
Cost of revenues(1)	(557,177)	(15.5)	(556,923)	(19.6)	(1,209,464)	(170,349)	(40.9)
Research and development expenses(1)	(93,882)	(2.6)	(90,656)	(3.2)	(91,461)	(12,882)	(3.1)
Sales and marketing expenses(1)	(2,950,972)	(82.3)	(2,712,330)	(95.6)	(1,507,432)	(212,317)	(51.0)
General and administrative expenses(1)	(118,973)	(3.3)	(112,403)	(4.0)	(125,528)	(17,680)	(4.2)
Other operating income/(loss)	26,614	0.7	12,876	0.5	(25,827)	(3,638)	(0.9)
Loss from operations	(108,999)	(3.0)	(621,245)	(21.9)	(1,065)	(150)	(0.0)
Interest and investment income	30,560	0.9	52,389	1.8	117,247	16,514	4.0
Interest expense to third parties	(38,051)	(1.1)	(31,282)	(1.1)	(4,228)	(596)	(0.1)
Foreign exchange (losses)/gains, net	(7,935)	(0.2)	3,787	0.1	(3,255)	(458)	(0.1)
Other (expenses)/income, net	(190)	(0.0)	(413)	(0.0)	63	9	0.0
(Loss)/income before income tax expense	(124,615)	(3.4)	(596,764)	(21.0)	108,762	15,319	3.7
Income tax expense	—	—	(114,476)	(4.0)	(21,021)	(2,961)	(0.7)
Net (loss)/income	(124,615)	(3.4)	(711,240)	(25.1)	87,741	12,358	3.0

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
General and administrative expenses	23,688	21,383	15,757	2,219
Research and development expenses	1,462	1,679	1,141	161
Sales and marketing expenses	5,252	4,983	3,328	469
Cost of revenues	271	200	113	16
Total	30,673	28,245	20,339	2,865

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 4.2% from RMB2,838.2 million in 2022 to RMB2,958.6 million (US$416.7 million) in 2023. The increase was primarily due to (i) the increase in mobile device charging revenue as a result of the general recovery in offline foot traffic in China, and (ii) the increase in the sales of power bank and cabinet and mobile device charging solution revenue under the new contractual arrangement with network partners, which is partially offset by the decrease in mobile device charging service fees as a result of the change in the contractual arrangement with network partners.

Mobile device charging revenues, which consist of revenues generated under both direct model and network partner model, increased by 2.0% from RMB2.8 billion in 2022 to RMB2.9 billion (US$404.1 million) in 2023.

Our revenues generated under the direct model, which comprise of mobile device charging service fees of RMB1.1 billion and power bank sales of RMB24.7 million, decreased by 33.0% from RMB1.6 billion in 2022 to RMB1.1 billion in 2023. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

Our revenues generated under the network partner model, which comprise of mobile device charging service fees of RMB518.7 million, mobile device charging solution fees of RMB173.2 million and sales of cabinets and power banks of RMB1.1 billion, increased by 49.3% from RMB1.2 billion in 2022 to RMB1.8 billion in 2023. The increase was primarily due to the addition of revenue generated from sales of cabinets and power banks as a result of the change in the contractual arrangement with network partners, which includes a one-time recognition of RMB500.6 million in sales of cabinets and power banks to network partners in the second quarter of 2023. The increase was partially offset by the decrease in mobile device charging service fees due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenue generated under the network partner is net of incentive fees paid to network partners.

Other revenues, which primarily comprise of revenue from new business initiatives and advertising services, increase by 264.0% from RMB24.6 million in 2022 to RMB89.4 million (US$12.6 million) in 2023. The increase was primarily attributable to certain new business initiatives and the increase in user numbers and advertisement efficiency.

Cost of revenues

Our cost of revenues increased by 117.2% from RMB556.9 million in 2022 to RMB1.2 billion (US$170.3 million) in 2023. The increase was primarily due to the increase in sales of cabinets and power banks under the new contractual arrangement with network partners, which includes a one-time recognition of RMB455.8 million in cost of cabinets and power banks sold to network partners. The increase was partially offset by the decrease in depreciation cost.

Research and development expenses

Our research and development expenses remained relatively stable at RMB90.7 million in 2022 and RMB91.5 million (US$12.9 million) in 2023.

Sales and marketing expenses

Our sales and marketing expenses decreased by 44.4% from RMB2.7 billion in 2022 to RMB1.5 billion (US$212.3 million) in 2023. The decrease was primarily due to the cessation of providing incentive fees to network partners as a result of the change in the contractual arrangement with network partners, and the decrease in incentive fees paid to location partners and personnel related expenses.

General and administrative expenses

Our general and administrative expenses increased by 11.7% from RMB112.4 million in 2022 to RMB125.5 million (US$17.7 million) in 2023. The increase was primarily due to the increase in personnel related expenses.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB621.2 million in 2022, and loss from operations of RMB1.1 million (US$0.2 million) in 2023. The significant decrease in operating loss was primarily due to the general recovery in offline foot traffic in China during 2023, resulting in revenues similar to pre-pandemic levels.

Income tax expense

We incurred income tax expense of RMB114.5 million in 2022 and RMB21.0 million (US$3.0 million) in 2023. The effective tax rate of 19% in 2022 and 2023 was different than the statutory income tax rate of 25% primarily due to the change in reserves for uncertain tax positions.

Net income/(loss)

As a result of the foregoing, our net income was RMB87.7 million (US$12.4 million) in 2023, compared to a net loss of RMB711.2 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 20.8% from RMB3,585.4 million in 2021 to RMB2,838.2 million in 2022. This decrease was primarily driven by the decrease in revenues from our mobile device charging business. Revenues generated from our mobile device charging service decreased by 20.3% from RMB3,455.8 million in 2021 to RMB2,754.1 million in 2022. This decrease was primarily due to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of mainland China. Our power banks were available in over 845,000 POIs as of December 31, 2021 and approximately 997,000 POIs as of December 31, 2022, representing a growth rate of approximately 18.0%. As of December 31, 2021 and 2022, our available-for-use power banks were 5.7 million and 6.7 million, respectively, representing a growth rate of 17.9%. Such increase was offset by the negative impact of the emergence of new variants of COVID-19 and regional breakouts in China in 2022.

Cost of revenues

Our cost of revenues remained relatively stable at RMB557.2 million in 2021 and RMB556.9 million in 2022.

Research and development expenses

Our research and development expenses decreased by 3.4% from RMB93.9 million in 2021 to RMB90.7 million in 2022. This decrease was primarily due to the decrease in system and personnel related expenses.

Sales and marketing expenses

Our sales and marketing expenses decreased by 8.1% from RMB2,951.0 million in 2021 to RMB2,712.3 million in 2022. This decrease was primarily due to the decrease in incentive fees paid to location partners and network partners from the decrease in mobile device charging business revenues, which decreased by 2.1% from RMB2,112.8 million in 2021 to RMB2,069.1 million in 2022, and the decrease in personnel related expenses. Our incentive fees include both commissions and entry fees. The incentive fee rates in 2021 and 2022 were 61.1% and 75.1%, respectively. Among the total incentive fees, our commissions to location partners and network partners increased by 12% from RMB1,653.0 million in 2021 to RMB1,851.3 million in 2022 with the commission rates being 47.8% and 67.2% in 2021 and 2022, respectively. The increase in commissions to location partners and network partners was mainly due to the general increase in our POIs and the launch of our network partner campaign which is tailored to help us better attract high-quality network partners across China to help us further increase our POI coverage. Our entry fees to location partners decreased by 52.6% from RMB459.7 million in 2021 to RMB217.8 million in 2022 and the entry fee rates decreased from 13.3% in 2021 to 7.9% in 2022. The decrease in entry fee and entry fee rates were mainly due to the increase in the usage of variable commissions in place of fixed entry fees for new signings, which we have actively promoted in order to better mitigate the impact of regional COVID-19 outbreaks.

General and administrative expenses

Our general and administrative expenses decreased by 5.5% from RMB119.0 million in 2021 to RMB112.4 million in 2022. This decrease was primarily due to the decrease in personnel related expenses, which was partially offset by the increase in professional service expenses.

Other operating income

Other operating income decreased by 51.6% from RMB26.6 million in 2021 to RMB12.9 million in 2022. This decrease was primarily due to the decrease in VAT refund received from local governments.

Income/(Loss) from operations

As a result of the foregoing, we earned loss from operations of RMB109.0 million in 2021, and loss from operations of RMB621.2 million in 2022. The loss from operations was primarily attributable to the impact of COVID-19 in 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions and infections in certain regions of mainland China.

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

Net income/(loss)

As a result of the foregoing, we generated net loss of RMB124.6 million in 2021 and net loss of RMB711.2 million in 2022.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	226,778	708,142	416,499	58,663
Net cash used in investing activities	(1,714,287)	(1,023,997)	(598,535)	(84,302)
Net cash generated from/(used in) financing activities	1,563,397	(78,454)	(27,956)	(3,938)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(42,794)	42,095	7,501	1,057
Net increase/(decrease) in cash, cash equivalents and restricted cash	33,094	(352,214)	(202,491)	(28,520)
Cash, cash equivalents and restricted cash at the beginning of the year	1,303,501	1,336,595	984,381	138,647
Cash, cash equivalents and restricted cash at the end of the year	1,336,595	984,381	781,890	110,127

We have financed our operating and investing activities mainly through cash generated from operating activities, financing activities and our initial public offering in 2021.

As of December 31, 2021, 2022 and 2023, our cash and cash equivalents were RMB1,296.9 million, RMB948.8 million and RMB588.6 million (US$82.9 million), respectively. Our cash and cash equivalents generally consist of cash on hand and demand deposits placed with banks and third-party payment processors that have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2021, 2022 and 2023, our restricted cash and long-term restricted cash was RMB39.7 million, RMB35.6 million and RMB193.2 million (US$27.2 million), respectively. Our restricted cash mainly consists of deposits held in designated bank accounts for issuance of bank acceptance notes, letter of guarantee and those with legal restrictions. As of December 31, 2021, 2022 and 2023, our short-term investments were RMB1,418.7 million, RMB2,091.2 million and RMB2,541.9 million (US$358.0 million), respectively. Short-term investments primarily consist of investments in financial products issued by banks or other financial institutions with original maturities between one month and one year, and certificates of deposits issued by banks that we have intention to redeem within one year.

We believe that our current cash, cash equivalents and restricted cash, and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve in the future through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2023, 99.5% of our cash, cash equivalents and restricted cash were denominated in Renminbi. As of December 31, 2023, an insignificant portion of cash and cash equivalents were held by the VIE.

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

Operating activities

Net cash generated from operating activities in 2023 was RMB416.5 million (US$58.7 million), as compared to net income of RMB87.7 million (US$12.4 million) in the same period. The difference was primarily the result of:

(i)	adjustments for non-cash items that primarily include depreciation and amortization expense of RMB257.6 million (US$36.3 million), and amortization and impairment of prepayments to location partners of RMB110.0 million (US$15.5 million) and
(ii)	change in assets and liabilities mainly resulted from an increase in accounts and notes receivable and prepayments and other current assets of RMB472.6 million (US$66.6 million), a decrease in inventory of RMB306.8 million (US$43.2 million) and a decrease in financial payables of RMB94.3 million (US$13.3 million), partially offset by an increase in salary and welfare payable and tax payable of RMB114.8 million (US$16.2 million).

Net cash generated from operating activities in 2022 was RMB708.1 million, as compared to net loss of RMB711.2 million in the same period. The difference was primarily the result of:

(i)

adjustments for non-cash items that primarily include depreciation and amortization expense of RMB421.3 million amortization and impairment of prepayments to location partners and amortization of entry fees of RMB571.6 million; and

(ii)

change in assets and liabilities mainly resulted from an increase in tax payables, other non-current liabilities as well as accounts payable and notes payable of RMB514.7 million, partially offset by an increase in other non-current assets of RMB127.2 million.

Net cash generated from operating activities in 2021 was RMB226.8 million, as compared to net income of RMB536.1 million in the same period. The difference was primarily the result of:

(a)	adjustments for non-cash items that primarily include depreciation and amortization expense of RMB396.9 million as well as amortization of entry fees and prepayments to location partners of RMB626.1 million; and
(b)	change in assets and liabilities mainly resulted from an increase in prepayments and other current and non-current assets of RMB828.4 million, partially offset by an increase in accounts and notes payable of RMB45.4 million. The increase in prepayments and other current assets was primarily due to an increase in upfront incentive fees to location partners. The increase in accounts and notes payable was primarily due to increase in commission payables to location partners and network partners.

Investing activities

Net cash used in investing activities in 2023 was RMB598.5 million (US$84.3 million), consisting of RMB7,277.1 million (US$1,025.0 million) used to purchase of short-term investments and RMB182.0 million (US$25.6 million) used to purchase of property, equipment and software from third parties, partially offset by RMB6,853.3 million (US$965.3 million) from proceeds from maturities of short-term investments.

Net cash used in investing activities in 2022 was RMB1,024.0 million, consisting of RMB7,689.4 million used to purchase of short-term investments and RMB439.6 million used to purchase of property, equipment and software from third parties, partially offset by RMB7,104.6 million from proceeds from maturities of short-term investments.

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

Financing activities

Net cash used in financing activities in 2023 was RMB28.0 million (US$3.9 million), consisting primarily of RMB14.5 million (US$2.0 million) of repayment of financing to network partners, and RMB13.7 million (US$1.9 million) of repurchasing of Class A ordinary shares.

Net cash used in financing activities in 2022 was RMB78.5 million, consisting primarily of RMB60.5 million of repayment to financing from network partners, and RMB19.7 million of repurchasing of Class A ordinary shares.

Net cash generated from financing activities in 2021 was RMB1,563.4 million, consisting primarily of RMB793.8 million of proceeds from issuances of Series D-2 preferred shares, RMB896.3 million of net proceeds from IPO, partially offset by RMB95.1 million of repayment to financing from network partners, and RMB24.5 million of repayment of borrowings to third parties.

Material Cash Requirements

We made capital expenditures of RMB472.4 million in 2021, RMB442.9 million in 2022 and RMB182.0 million (US$25.6 million) in 2023, respectively. In the years of 2021, 2022 and 2023, our capital expenditures primarily incurred for purchasing raw materials and components from suppliers for the manufacturing of our power banks and cabinets, purchasing computer, electronic equipment, equipment for photovoltaic power stations and other production tools and software. We funded our capital expenditures primarily with net cash flows generated from operating activities.

We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our material cash requirements as of December 31, 2023, and any subsequent interim period primarily include our operating lease obligations and purchase obligations.

Our operating lease obligations primarily consist of minimum payments under non-cancelable operating leases related to offices and warehouses.

Our purchase obligations primarily include our commitment to purchase power banks and cabinets.

The following table sets forth our contractual obligations as of December 31, 2023:

		Within one	One to three	Three to five	More than five
	Total	year	years	years	years

	(RMB in thousands)
Operating lease obligations	31,105	21,049	3,996	888	5,172
Purchase of equipment and inventory	246,273	246,273	—	—	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024, that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Fair value of restricted shares, restricted share units, or RSUs, and share options

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

Internal rate of return associated with the finance lease

Under the former network partner model, we sell the cabinets to majority of network partners, but retain all the output derived from the cabinets, whose only potential use is to store, charge, and process our proprietary power banks, for an indefinite period. We have determined that this right of use should be accounted for as an embedded lease for the estimated useful life of the cabinets. Since the embedded lease of the cabinets would be classified as a finance lease, we account for the proceeds from the network partners as a financing transaction rather than as a sale of the cabinets.

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

We regularly evaluate the effective interest rate against the actual lease repayments and prospectively adjust the effective interest rate as necessary. For the periods presented, there was no material change in the effective interest rate. For the years ended December 31, 2021, 2022 and 2023, the weighted average effective interest rate was 24%, 21% and 9%, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies — (ah) Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mars Guangyuan Cai	41	Chairman of the board of directors and Chief Executive Officer
Peifeng Xu	36	Director and President
Maria Yi Xin	39	Director and Chief Financial Officer
Chen Shen	41	Director
Conor Chia-hung Yang	61	Independent Director
Jiawei Gan	54	Independent Director
Benny Yucong Xu	46	Independent Director
Victor Yaoyu Zhang	31	Chief Marketing Officer

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

Mr. Peifeng Xu is our co-founder and partner, and has been serving as our president since September 2023 and as our director since June 2017. Mr. Xu also served as our chief operating officer from June 2017 to September 2023. Prior to joining us, Mr. Xu served as general manager of third-party delivery business and regional manager of groupon business at Meituan from February 2011 to April 2017. Mr. Xu studied telecommunications engineering at Nantong University.

Ms. Maria Yi Xin is our partner, and has been serving as our chief financial officer since June 2020 and our director since December 2020. Ms. Xin has over 10 years of experience in corporate finance and capital markets with US-listed companies. Prior to joining us, Ms. Xin held various key roles, including chief financial officer and vice president of investor relations, strategic investments and international media, at Tuniu Corporation (Nasdaq: TOUR) from December 2013 to May 2020. Prior to her tenure at Tuniu Corporation, Ms. Xin worked in equity research at China Renaissance (HKEx: 1911), a leading financial institution in China. She served as several key investor relations roles in the company such as E-Commerce China Dangdang Inc., a leading business-to-consumer e-commerce company in China and New Oriental Education and Technology Group Inc. (NYSE: EDU ; HKEx: 9901). Ms. Xin received bachelor’s degrees in economics and law from Nankai University in China in 2007.

Ms. Chen Shen has been serving as our director since June 2023. Ms. Shen currently serves as a director of strategic investments at Alibaba Group Holding Ltd. (NYSE: BABA) and serves as a director of Best Inc. (NYSE: BEST), Sanjiang Shopping Club Co., Ltd. (SSE: 601116), New Hua Du Supercenter Co., Ltd. (SZSE: 002264) and Xiaoju Kuaizhi Inc. (OTCPK: DIDI.Y). Prior to joining Alibaba Group Holding Ltd. in 2018, she served as senior investment officer in International Finance Corporation at World Bank Group from 2017 to 2018. She was an associate from 2010 to 2012 and then vice president of CDH Investments from 2013 to 2016. She also served as an investment analyst and then associate at China International Capital Corporation Limited from 2004 to 2008. Ms. Shen holds a bachelor’s degree from Fudan University and an MBA degree from Columbia University.

Mr. Conor Chia-hung Yang has served as our independent director since June 2023. Mr. Yang has been the chief financial officer of EHang Holdings Limited (Nasdaq: EH) since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc. and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKEx: 0780) and UP Fintech Holding Ltd. (Nasdaq: TIGR). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles.

Mr. Jiawei Gan has served as our independent director since March 2021. Mr. Gan currently serves as an independent director and the chairman of the compensation committee and the nominating and corporate governance committee of 17 Education & Technology Group Inc. (NYSE: YQ). Mr. Gan has also served as an operating partner of Hillhouse Capital Group since 2018, responsible for providing consulting services to invested companies. From 2011 to 2016, Mr. Gan worked in several positions at Meituan (HKEx: 3690), including as chief operation officer and president of the in-store food voucher business unit. From 2000 to 2011, Mr. Gan worked in several positions at Alibaba Group Holding Ltd. (NYSE: BABA), including as vice president of sales, senior director of sales operation team, internet operation director and marketing director, focusing on sales and marketing. Mr. Gan received his bachelor’s degree in food engineering from Zhejiang Gongshang University in 1995 and his EMBA degree from China Europe International Business School in 2011.

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

B.Compensation

For the years ended December 31, 2023, we paid an aggregate of RMB12.0 million (US$1.7 million) in cash to our executive officers, and RMB1.2 million (US$0.2 million) to our non-executive directors and our former non-executive director who served in 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In January 2021, our shareholders and board of directors approved a share incentive plan, which we refer to as the 2021 Share Incentive Plan in this annual report, to attract and retain qualified personnel, provide incentives to employees, directors and consultants, and promote the success of our business. The 2021 Share Incentive Plan assumed all awards that we had granted previously. The terms and conditions of the survived awards remain unchanged and continue to be effective and binding under the 2021 Share Incentive Plan. The maximum aggregate number of shares that may be issued under 2021 Share Incentive Plan is initially 46,566,250 and will be increased on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 1.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year.

As of March 31, 2024, there were options to acquire 4,620,064 Class A ordinary shares and 1,188,186 restricted shares units outstanding under the 2021 Share Incentive Plan.

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

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant, subject to certain exceptions.

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

The following table summarizes, as of March 31, 2024, the number of outstanding restricted share units and options granted to our directors and executive officers.

	Restricted Share		Exercise Price
Name	Units	Share Options	(US$/Share)	Date of Grant	Date of Expiration
Mars Guangyuan Cai	—	*	0.01	August 23, 2021	August 23, 2031
Peifeng Xu	—	*	0.01	August 23, 2021	August 23, 2031
Maria Yi Xin	846,599	—		June 2, 2020	Termination of Service
	—	*	0.01	August 23, 2021	August 23, 2031
Victor Yaoyu Zhang	—	*	0.01	August 23, 2021	August 23, 2031
All directors and executive officers as a group	846,599	2,380,000

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of March 31, 2024, our employees other than directors and executive officers as a group held 341,587 outstanding restricted share units and 2,240,064 outstanding share options.

C.Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu. Conor Chia-hung Yang is the chairperson of our audit committee. We have determined that Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Benny Yucong Xu, Conor Chia-hung Yang and Jiawei Gan. Benny Yucong Xu is the chairperson of our compensation committee. We have determined that Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jiawei Gan, Conor Chia-hung Yang and Benny Yucong Xu. Jiawei Gan is the chairperson of our nominating and corporate governance committee. Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		7

D.Employees

As of December 31, 2021, 2022 and 2023, we had a total of 5,094, 3,656 and 3,198 employees, respectively. The following is a breakdown of our employees as of December 31, 2023, by function:

Function	Number
Business development personnel	2,420
Research & development and supply chain management	206
Other sales and marketing personnel and general & administrative	572
Total	3,198

As of December 31, 2023, all of our employees were based in mainland China. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resource in the recruitment of employees to support our fast growth of business operations. In particular, we are successful in attracting dedicated and experienced on-the-ground business development personnel to our company. We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 516,379,351 shares outstanding as of March 31, 2024, comprising of (i) 442,405,381 Class A ordinary shares (excluding 10,492,796 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our company’s share incentive plans) and (ii) 73,973,970 Class B ordinary shares.

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

			% of Ordinary
			Shares
	Class A Ordinary	Class B Ordinary	Beneficially	% of Voting
	Shares	Shares	Owned	Power†
Directors and Executive Officers**:
Mars Guangyuan Cai(1)	4,705,073	39,270,000	8.5%	33.6%
Peifeng Xu(2)	3,425,000	27,397,000	6.0%	23.5%
Maria Yi Xin	*	—	*	*
Chen Shen	—	—	—	—
Conor Chia-hung Yang	—	—	—	—
Jiawei Gan(3)	9,001,545	—	1.7%	*
Benny Yucong Xu	—	—	—	—
Victor Yaoyu Zhang(4)	990,000	7,306,970	1.6%	6.3%
All Directors and Executive Officers as a Group	20,811,406	73,973,970	18.3%	64.3%

Principal Shareholders:
Taobao China Holding Limited(5)	76,386,109	—	14.8%	6.5%
Hillhouse entities(6)	62,367,293	—	12.1%	5.3%
Xiaomi entities(7)	46,977,051	—	9.1%	4.0%
Smart Share Holdings Limited(1)	4,705,073	39,270,000	8.5%	33.6%
Shunwei entities(8)	41,989,086	—	8.1%	3.6%
China Ventures Fund I Pte. Ltd.(9)	35,877,631	—	6.9%	3.0%
Beautyworks Investment Limited(10)	34,020,246	—	6.6%	2.9%
Super June Limited(2)	3,425,000	27,397,000	6.0%	23.5%
Sky9 Capital entities(11)	27,099,870	—	5.2%	2.3%

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People’s Republic of China.
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

(1)	Represents 39,270,000 Class B ordinary shares, 4,280,073 Class A ordinary shares in the form of ADSs, and 425,000 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2024, held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by Mars Guangyuan Cai.
(2)	Represents 27,397,000 Class B ordinary shares, 3,000,000 Class A ordinary shares in the form of ADSs, and 425,000 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2024, held by Super June Limited, a British Virgin Islands company wholly owned by Peifeng Xu.
(3)	Represents 7,414,766 Class A ordinary shares and 1,586,779 Class A ordinary shares, in the form of ADSs, held by LIGAN Legend Limited, a British Virgin Islands company wholly owned by Jiawei Gan.
(4)	Represents 7,306,970 Class B ordinary shares, 800,000 Class A ordinary shares in the form of ADSs and 190,000 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2024, held by Victor Family Limited, a British Virgin Islands company wholly owned by Victor Yaoyu Zhang.
(5)	Represents 76,386,109 Class A ordinary shares held by Taobao China Holding Limited, a Hong Kong limited company. Taobao China Holding Limited is a wholly owned subsidiary of Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange (NYSE: BABA) and the Hong Kong Stock Exchange (HKEx: 9988). The business address of Taobao China Holdings Limited is c/o Alibaba Group Services Limited, 26th Floor, Tower one, Time Square, 1 Matheson Street, Causeway Bay, Hong Kong. The above information is based on the Schedule 13G filed by Taobao China Holding Limited, among others, on February 11, 2022.
(6)	Represents (i) 54,467,893 Class A ordinary shares held by a fund managed by Hillhouse Investment Management, Ltd., or HIM, an exempted Cayman Islands company, and (ii) 7,899,400 Class A ordinary shares, in the form of ADSs, held by a fund managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company. HHLR acts as the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A ordinary shares held by HHLR Fund. HIM acts as the sole management company of Hillhouse Fund III, L.P., or Fund III. Fund III owns HH RSV-XXII Holdings Limited, or HH RSV (HH RSV together with HHLR Fund, the Hillhouse Entities). HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A ordinary shares held by HH RSV. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM has shared voting and dispositive power of the Class A ordinary shares beneficially owned by each of HHLR and HIM. The business address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. The above information is based on the Schedule 13G/A filed by HHLR Advisors Ltd., among others, on February 14, 2024.
(7)	Represents (i) 34,916,455 Class A ordinary shares held by People Better Limited, a British Virgin Islands company, (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, held by Green Better Limited, an investment company incorporated in the British Virgin Islands, and (iii) 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company. Each of People Better Limited and Green Better Limited is wholly owned by Fast Pace Limited, which is a British Virgin Islands company wholly owned by Xiaomi Corporation (HKEx: 1810), a public company listed on the Hong Kong Stock Exchange. ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is controlled by Xiaomi Corporation. The business address of People Better Limited and Green Better Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is Unit 2, LG 1, Mirror Tower, 61 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong, SAR. The above information is based on the Schedule 13G filed by Xiaomi Corporation, among others, on February 14, 2023.
(8)	Represents (i) 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited, a British Virgin Islands company, and (ii) 1,160,000 Class A ordinary shares, in the form of ADSs, held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Each of Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. The registered address of Shunwei Angels III Limited and Astrend Opportunity III Alpha Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The above information is based on the Schedule 13G filed by Shunwei Angels III Limited, among others, on February 14, 2022.
(9)	Represents 35,877,631 Class A ordinary shares held by China Ventures Fund I Pte. Ltd., which is wholly owned by China Ventures Fund I, Limited Partnership, which is, in turn, controlled by SV GP I Ltd. SV GP I Ltd. is wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD. The business address of China Ventures Fund I Pte. Ltd., is 9 Raffles Place, #27-00, Republic Plaza, Singapore 048619. The above information is based on the Schedule 13G/A filed by China Ventures Fund I, Limited Partnership, among others, on February 8, 2024.
(10)	Represents 34,020,246 Class A ordinary shares, in the form of ADSs, which Beautyworks Investment Limited, Advantech Master Investment Limited, Advantech Capital Partners Ltd. and Advantech Capital L.P. have the shared power to vote or to direct the disposition of. The business address of Beautyworks Investment Limited, Advantech Master Investment Limited, Advantech Capital Partners Ltd. and Advantech Capital L.P. is Suites 1707-08, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong. The above information is based on the Schedule 13G/A filed by Beautyworks Investment Limited, among others, on February 5, 2024.

(11)	Represents (i) 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership, and (ii) 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd. The business address of both Sky9 Capital Fund III, L.P. and Sky9 Capital MVP Fund, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The above information is based on the Schedule 13G filed by Sky9 Capital Fund III, L.P., among others, on February 22, 2022.

To our knowledge, as of March 31, 2024, an aggregate of 132,939,888 of our issued and outstanding Class A ordinary shares are held by one record holder in the United States, which is Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Demand Registration Rights.If holders of registrable securities holding 20% or more voting power of the then outstanding registrable securities may request by written notice that we effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities. Upon receipt of such a request, we shall promptly give notice of such requested registration to all other shareholders and thereupon shall use our reasonable best efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders requested us to register. We are obligated to effect no more than a total of three demand registrations.

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

Termination of Registration Rights. The registration rights will terminate with respect to any holder of registrable securities on April 6, 2028.

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

Transactions with ZMI (Hong Kong) International Company Limited. As of December 31, 2021, 2022 and 2023, we had amounts due from one of our suppliers, ZMI (Hong Kong) International Company Limited, or ZMI, totaling RMB20.0 million, RMB0.1 million and nil, respectively, in connection with the prepayments we made to ZMI for power bank and cabinet purchases. We also issued notes payable to ZMI in connection with power bank and cabinet purchases, with a term ranging from three to six months. As of December 31, 2021, 2022 and 2023, the amounts due on these notes were RMB23.3 million, nil and nil, respectively.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may, from time to time, be subject to allegations, claims and legal proceedings during the course of our business operations, which could adversely affect our reputation, business and results of operations.”

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On March 11, 2024, our board of directors approved a special cash dividend of US$0.015 per ordinary share, or US$0.03 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 31, 2024, U.S. Eastern Time, payable in U.S. dollars. We expect the total amount of cash to be distributed for the dividend to be approximately US$8.0 million, which will be funded by surplus cash on our balance sheet.

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

Item 9.The Offer and Listing

A.Offering and Listing Details

Our ADSs, each representing two of our Class A ordinary shares, had been listed on the Nasdaq Global Select Market since April 1, 2021 and have been listed on the Nasdaq Capital Market since December 22, 2023 by way of transfer. Our ADSs currently trade on the Nasdaq Capital Market under the symbol “EM.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs had been listed on the Nasdaq Global Select Market since April 1, 2021, and have been listed on the Nasdaq Capital Market since December 22, 2023 by way of transfer, under the symbol “EM.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding-up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding-up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matter of Cayman Island tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Island counsel; to the extent it relates to PRC tax law, it is the opinion of Commerce & Finance Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Provided that our Cayman Islands holding company, Smart Share Global Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity that directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) of which the administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs and ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2023, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are currently listed on the Nasdaq Capital Market, which is an established securities market, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Captial Market, although there can be no assurance in this regard. As mentioned above, on June 22, 2023, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450 (a) (1), as the closing bid price of our ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. If we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our ADSs - If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.” If our ADSs are delisted from the Nasdaq Capital Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as qualified dividend income.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect such gain as PRC-source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or each, a pre-PFIC year, will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries or the VIE is also a PFIC (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Capital Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded for so long as they continue to be listed on the Nasdaq Capital Market, but no assurances may be given in this regard. As mentioned above, on June 22, 2023, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of our ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. If we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.” If our ADSs are delisted from the Nasdaq Capital Market and are not otherwise listed on a qualified exchange or other market, our ADSs would not be treated as “marketable stock” for these purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investment, amounts due from related parties and prepayments and other current assets. As of December 31, 2023, substantially all of our cash and cash equivalents were held in major financial institutions located in Hong Kong and mainland China, which management considers being of high credit quality. Account receivables and other receivables are generally unsecured and denominated in RMB, and are derived from operations in mainland China.

Foreign Exchange Risk

For our PRC entities, the operating transactions and our assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. Remittances in currencies other than RMB by us in China must be processed through the People’s Bank of China or other China foreign exchange regulatory bodies that require certain supporting documentation in order to effect the remittance.

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

As of December 31, 2023, our net exposure arising from Renminbi-denominated recognized assets and liabilities, including cash and cash equivalents and short-term investment expressed in RMB were RMB353.1 million. If the RMB had appreciated or depreciated by 1% against the U.S. dollar, our income after tax for the fiscal year ended December 31, 2023, would have increased or decreased by RMB3.5 million, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest and investment income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. For the fiscal year ended December 31, 2023, we did not receive any reimbursement from the depositary for our expenses incurred in connection with establishment and maintenance of the ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was US$14.0 million, which included US$10.5 million in underwriting discounts and commissions for the initial public offering and US$3.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 31, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we used approximately US$100 million of the net proceeds from our initial public offering, including approximately US$30 million in business expansion to better attract new location partners and network partners, approximately US$20 million in workforce expansion to acquire and retain professional talents and approximately US$50 million in capital expenditure and investment in power banks and cabinets. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2023, due to the material weaknesses identified in our internal control over financial reporting as described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to material weaknesses identified in our internal control over financial reporting as described below.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects. As a company with less than US$1.235 billion of revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, this annual report does not include an attestation report of our company’s registered public accounting firm.

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

The material weaknesses identified relate to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America, or U.S. GAAP, to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) our company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and the SEC’s reporting and disclosure requirements. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have put in place and plan to implement a number of measures to address the material weaknesses that have been identified. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and arranging our financial and accounting staff to attend external training courses to deepen their U.S. GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Going forward, we will continue to further expedite and streamline our financial reporting process, including (i) establishing a comprehensive policy and procedure manual to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iv) enhancing our internal audit function and improving overall internal control. We also intend to continue to hire additional personnel equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and to require financial reporting personnel to obtain U.S. GAAP related qualifications.

However, such measures have not been fully implemented, and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2023.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Conor Chia-hung Yang, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a) (2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	For the year ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	5,750	5,500
Tax and other service fees(2)	—	—
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Tax and other service fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice, tax planning, assurance and related services.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2021, we authorized a share repurchase plan under which we could repurchase up to US$50 million of our shares over the following 12 months. In September 2022, we authorized a 12-month extension to the share repurchase plan through September 27, 2023. In September 2023, we authorized an additional 12-month extension to the share repurchase plan through September 27, 2024. Our proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. Our board will review the share repurchase plan periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. We expect to fund the repurchases under this program with our existing cash balance.

As of December 31, 2023, a total of US$44.1 million remained authorized but unused under the share repurchase plan. The table below is a summary of the shares repurchased by us from January 1, 2023, to March 31, 2024. All shares were repurchased in the open market pursuant to the share repurchase plan and as a result of shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees.

			Total Number
			of ADSs
			Purchased as	Approximate Dollar
		Average	Part of the	Value ADSs That
	Total	Price	Publicly	May Yet Be
	Number of	Paid Per	Announced	Purchased Under
Period	ADSs Purchased(1)	ADS	Plan	the Plan
January 1 – January 31, 2023	3,246	1.3000	—	46,026,304
February 1 – February 28, 2023	275,594	1.2894	275,594	45,670,952
March 1 – March 31, 2023	423,462	1.2622	415,373	45,146,586
April 1 – April 30, 2023	187,711	1.0573	183,637	44,952,471
May 1 – May 31, 2023	135,423	0.9521	135,310	44,823,638
June 1 – June 30, 2023	217,387	0.8864	216,158	44,632,115
July 1 – July 31, 2023	198,404	0.9828	194,934	44,440,505
August 1 – August 31, 2023	133,653	0.9609	133,653	44,312,082
September 1 – September 30, 2023	71,096	0.8642	71,096	44,250,641
October 1 – October 31, 2023	33,325	0.7232	29,823	44,229,071
November 1 – November 30, 2023	58,289	0.7138	56,717	44,188,464
December 1 – December 31, 2023	224,514	0.5577	223,504	44,063,920
January 1 – January 31, 2024	243,173	0.5019	243,173	43,941,882
February 1 – February 29, 2024	303,273	0.5657	303,273	43,770,327
March 1 – March 31, 2024	846,861	0.6720	846,861	43,201,260
Total	3,355,411	0.8501	3,329,106	43,201,260

Note:

(1)	A total of 26,305 ADSs were purchased other than through a publicly announced plan or program from January 1, 2023 to March 31, 2024 as a result of shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the corporate governance listing standards in the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We rely on exemptions available to foreign private issuers for the requirement under Nasdaq Rule 5605(b)(1) that a majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2023.

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

Item 16I.Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K.Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a series of cybersecurity management protocols to address both internal and external threats. These protocols cover various aspects of internal data storage and processing, such as data classification, data desensitization, and data security in the process of software development. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Several groups of specialists with designated responsibilities regularly monitors the performance of our mini programs, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats. In addition, to address cybersecurity threats associated with our use of third-party vendors, we generally conduct comprehensive security evaluations prior to engaging them and once engaged, we require them to follow a set of procedures in the course of provision of their service to safeguard our data.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The corporate governance and nominating committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The corporate governance and nominating committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, on the management level, we have established a cybersecurity management committee, which is consisted of nine top executives and one department head, and chaired by our chief executive officer, to oversee and manage cybersecurity related matters and formulate policies as necessary. Five members of our data management committee have relevant experience and knowledge in the field of cybersecurity.

Our cybersecurity management committee reports to our corporate governance and nominating committee periodically regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our cybersecurity management committee will promptly organize personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity management committee will promptly report the investigation and assessment results to our corporate governance and nominating committee and our corporate governance and nominating committee will decide on the response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our cybersecurity management committee shall promptly prepare disclosure material for review and approval by our corporate governance and nominating committee before it is disseminated to the public.

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
4.1

2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.4

English translation of the executed form of the proxy agreements between by Zhixiang WFOE and each of the shareholders of Shanghai Zhixiang, respectively (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.5

English translation of the Equity Interest Pledge Agreement among Zhixiang WFOE, Shanghai Zhixiang and its shareholders dated October 15, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.6

English translation of the Exclusive Business Cooperation Agreement between Zhixiang, WFOE and Shanghai Zhixiang, dated July 25, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.7

English translation of the Exclusive Asset Subscription Agreement between Zhixiang WFOE and Shanghai Zhixiang dated July 25, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.8

English translation of the Exclusive Call Option Agreement among Zhixiang WFOE, Shanghai Zhixiang and its shareholders dated October 15, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

4.9

English translation of executed form of the Spousal Consent Letter granted by the spouse of Peifeng Xu, a shareholder of Shanghai Zhixiang, as currently in effect (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-254228), as amended, initially filed with the Securities and Exchange Commission on March 12, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian, LLP an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 24, 2024

SMART SHARE GLOBAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Smart Share Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Smart Share Global Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2023 and the manner in which it accounts for leases in 2022.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 24, 2024

We have served as the Company’s auditor since 2020.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2022	2023
			US$
	RMB	RMB	(Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	948,773	588,644	82,909
Restricted cash	14,608	173,246	24,401
Short-term investments	2,091,198	2,541,889	358,018
Accounts receivable, net	16,482	269,736	37,992
Inventory	1,051	106,530	15,004
Prepayments and other current assets	228,672	345,744	48,697
Total current assets	3,300,784	4,025,789	567,021
Non-current assets:
Long-term restricted cash	21,000	20,000	2,817
Property, equipment and software, net	886,460	322,806	45,466
Long-term prepayments to a related party (Note 16)	71	—	—
Right-of-use assets	12,442	16,353	2,303
Other non-current assets	35,898	21,621	3,046
Deferred tax assets, net	30,986	18,804	2,648
Total non-current assets	986,857	399,584	56,280
Total assets	4,287,641	4,425,373	623,301
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	810,197	764,741	107,712
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB2,376 and RMB731 as of December 31, 2022 and 2023, respectively (Note 1))	111,274	143,653	20,233
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB7,442 and RMB8,003 as of December 31, 2022 and 2023, respectively (Note 1))	147,367	214,738	30,245
Financing payable — current (Note 2(q))	76,272	—	—
Current portion of lease liabilities	9,761	7,399	1,042
Accruals and other current liabilities (including accruals and other current liabilities of the VIEs without recourse to the Company of RMB544 and RMB13 as of December 31, 2022 and 2023, respectively (Note 1))	268,007	336,959	47,459
Total current liabilities	1,422,878	1,467,490	206,691
Non-current liabilities:
Financing payable — non-current (Note 2(q))	32,281	—	—
Long term lease liabilities	854	7,641	1,076
Amount due to related parties — non-current (Note 16)	1,000	1,000	141
Other non-current liabilities	189,323	195,585	27,548
Total non-current liabilities	223,458	204,226	28,765
Total liabilities	1,646,336	1,671,716	235,456
Commitments and contingencies (Note 17)

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2022	2023
			US$
	RMB	RMB	(Note 2(f))
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0001, 535,052,809 and 535,052,809 shares authorized, 452,898,177 and 452,898,177 shares issued, and 444,390,065 and 445,176,595 shares outstanding as of December 31, 2022 and 2023, respectively)	296	296	42
Class B ordinary shares (par value of US$0.0001, 73,973,970 and 73,973,970 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	51	51	7
Treasury shares ( 8,508,112 and 7,721,582 shares as of December 31, 2022 and 2023, respectively)	(6,816)	(5,549)	(782)
Additional paid-in capital	11,786,482	11,791,570	1,660,808
Statutory reserves	16,593	16,593	2,337
Accumulated other comprehensive income	163,928	182,824	25,750
Accumulated deficit	(9,319,229)	(9,232,128)	(1,300,317)
Total shareholders’ equity	2,641,305	2,753,657	387,845
Total liabilities and shareholders’ equity	4,287,641	4,425,373	623,301

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	(Note 2(f))
Revenues
Mobile device charging service	3,455,797	2,754,143	1,577,379	222,169
Mobile device charging solution	—	—	173,152	24,388
Power bank and cabinet sales	102,857	59,476	1,118,684	157,563
Mobile device charging	3,558,654	2,813,619	2,869,215	404,120
Others	26,737	24,571	89,432	12,596
Total revenues	3,585,391	2,838,190	2,958,647	416,716
Cost of revenues	(557,177)	(556,923)	(1,209,464)	(170,349)
Research and development expenses	(93,882)	(90,655)	(91,461)	(12,882)
Sales and marketing expenses	(2,950,972)	(2,712,330)	(1,507,432)	(212,317)
General and administrative expenses	(118,973)	(112,403)	(125,528)	(17,680)
Other operating income/(loss)	26,614	12,876	(25,827)	(3,638)
Loss from operations	(108,999)	(621,245)	(1,065)	(150)
Interest and investment income	30,560	52,389	117,247	16,514
Interest expense to third parties	(38,051)	(31,282)	(4,228)	(596)
Foreign exchange (losses)/gains, net	(7,935)	3,787	(3,255)	(458)
Other (loss)/income, net	(190)	(413)	63	9
(Loss)/income before income tax expense	(124,615)	(596,764)	108,762	15,319
Income tax expense	—	(114,476)	(21,021)	(2,961)
Net (loss)/income	(124,615)	(711,240)	87,741	12,358
Accretion of convertible redeemable preferred shares	(4,729,719)	—	—	—
Deemed dividend to preferred shareholders (Note 13)	(104,036)	—	—	—
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(4,958,370)	(711,240)	87,741	12,358
Net (loss)/income	(124,615)	(711,240)	87,741	12,358
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(150,267)	112,372	18,896	2,661
Total comprehensive (loss)/income	(274,882)	(598,868)	106,637	15,019
Accretion of convertible redeemable preferred shares	(4,729,719)	—	—	—
Deemed dividend to preferred shareholders	(104,036)	—	—	—
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(5,108,637)	(598,868)	106,637	15,019
Net (loss)/income per share attributable to ordinary shareholders of Smart Share Global Limited
— basic and diluted	(12.20)	(1.37)	0.17	0.02
Weighted average number of ordinary shares
— basic and diluted	406,567,584	518,307,406	519,802,240	519,802,240

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
											Accumulated
									Additional		other		Total
	Number		Number		Number		Number		paid‑in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	(deficit)/equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	120,540,220	83	—	—	—	—	(46,566,250)	—	—	16,593	201,823	(3,657,759)	(3,439,260)
Conversion of preferred shares to Class A ordinary shares	—	—	389,598,177	255	—	—	—	—	10,880,453	—	—	—	10,880,708
Surrender of ordinary shares by shareholders (Note 12)	(81,270,220)	(56)	—	—	—	—	46,566,250	—	56	—	—	—	—
Issuance of ordinary shares to shareholders (Note 12)	34,703,970	24	—	—	—	—	—	—	(24)	—	—	—	—
Re-designation of ordinary shares to Class B ordinary shares	(73,973,970)	(51)	—	—	73,973,970	51	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost (Note 3)	—	—	35,300,000	23	—	—	—	—	896,297	—	—	—	896,320
Issuance of ordinary shares pursuant to share incentive plan	—	—	28,000,000	18	—	—	(28,000,000)	(18)	—	—	—	—	—
Vesting of restricted shares and RSUs	—	—	—	—	—	—	22,058,588	14	26,723	—	—	—	26,737
Vesting of share options	—	—	—	—	—	—	—	—	3,936	—	—	—	3,936
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 14)	—	—	—	—	—	—	(2,306,690)	(21,848)	—	—	—	—	(21,848)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(8,140)	—	—	(4,721,579)	(4,729,719)
Deemed dividend to preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	(104,036)	(104,036)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(124,615)	(124,615)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(150,267)	—	(150,267)
Repurchase of Class A ordinary shares	—	—	—	—	—	—	(1,116,904)	(5,932)	—	—	—	—	(5,932)
Balance as of December 31, 2021	—	—	452,898,177	296	73,973,970	51	(9,365,006)	(27,784)	11,799,301	16,593	51,556	(8,607,989)	3,232,024

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
											Accumulated
									Additional		other		Total
	Number		Number		Number		Number		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	—	—	452,898,177	296	73,973,970	51	(9,365,006)	(27,784)	11,799,301	16,593	51,556	(8,607,989)	3,232,024
Vesting of RSUs	—	—	—	—	—	—	5,341,452	40,870	(22,992)	—	—	—	17,878
Vesting of share options	—	—	—	—	—	—	—	—	10,367	—	—	—	10,367
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 14)	—	—	—	—	—	—	(91,860)	(362)	—	—	—	—	(362)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(711,240)	(711,240)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	112,372	—	112,372
Repurchase of Class A ordinary shares	—	—	—	—	—	—	(4,448,658)	(19,738)	—	—	—	—	(19,738)
Exercise of share options	—	—	—	—	—	—	55,960	198	(194)	—	—	—	4
Balance as of December 31, 2022	—	—	452,898,177	296	73,973,970	51	(8,508,112)	(6,816)	11,786,482	16,593	163,928	(9,319,229)	2,641,305

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
											Accumulated
									Additional		other		Total
	Number		Number		Number		Number		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	—	—	452,898,177	296	73,973,970	51	(8,508,112)	(6,816)	11,786,482	16,593	163,928	(9,319,229)	2,641,305
Cumulative effect of adoption of new accounting standard (Note 2(k))	—	—	—	—	—	—	—	—	—	—	—	(640)	(640)
Vesting of RSUs	—	—	—	—	—	—	4,634,284	14,991	(4,492)	—	—	—	10,499
Vesting of share options	—	—	—	—	—	—	—	—	9,840	—	—	—	9,840
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 14)	—	—	—	—	—	—	(52,610)	(192)	—	—	—	—	(192)
Net income	—	—	—	—	—	—	—	—	—	—	—	87,741	87,741
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	18,896	—	18,896
Repurchase of Class A ordinary shares	—	—	—	—	—	—	(3,871,598)	(13,798)	—	—	—	—	(13,798)
Exercise of share options	—	—	—	—	—	—	76,454	266	(260)	—	—	—	6
Balance as of December 31, 2023	—	—	452,898,177	296	73,973,970	51	(7,721,582)	(5,549)	11,791,570	16,593	182,824	(9,232,128)	2,753,657
Balance as of December 31, 2023 (US$) (Note 2(f))	—	—	452,898,177	42	73,973,970	7	(7,721,582)	(782)	1,660,808	2,337	25,750	(1,300,317)	387,845

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	(Note 2(f))
Cash flows from operating activities:
Net (loss)/income	(124,615)	(711,240)	87,741	12,358
Adjustments for:
Depreciation and amortization expense	396,906	421,345	257,630	36,286
Amortization of right-of-use assets	—	27,716	17,672	2,489
Allowance for credit losses	3,206	3,435	6,680	941
Impairments of property, equipment and software	—	21,560	2,588	365
Inventory write-downs	—	9,273	12	2
Change in fair value of derivative instruments	—	2,592	(2,592)	(365)
Foreign exchange losses/(gains)	7,935	(3,787)	3,255	458
Change in fair value of short-term investments	(6,272)	(12,539)	(14,639)	(2,062)
Share-based compensation expenses	30,673	28,245	20,339	2,865
Deferred income taxes	554	(65,431)	12,182	1,716
Amortization of entry fees	458,897	217,819	64,863	9,136
Loss on disposal of property, equipment and software	7,638	21,303	13,945	1,964
Gain on derecognition of financing payable and accounts payable	—	(21,669)	—	—
Amortization and impairment of prepayments to location partners	167,167	353,745	109,968	15,489
Changes in assets and liabilities:
Accounts and notes receivable	(4,966)	586	(260,112)	(36,636)
Prepayments and other current assets	(687,515)	19,724	(212,531)	(29,934)
Inventory	(4,373)	(5,951)	306,837	43,217
Long-term prepayment to a related party	—	—	71	10
Other non-current assets	(140,933)	(127,160)	(11,798)	(1,662)
Accounts and notes payable	(45,381)	149,258	(23,257)	(3,276)
Salary and welfare payable	48,008	(9,177)	32,377	4,560
Tax payable	56,784	192,574	82,403	11,606
Financing payable	17,300	21,937	(94,294)	(13,281)
Accruals and other current liabilities	29,276	25,368	28,057	3,952
Other non-current liabilities	16,489	172,834	6,261	882
Lease liabilities	—	(24,218)	(17,159)	(2,417)
Net cash generated from operating activities	226,778	708,142	416,499	58,663
Cash flows from investing activities:
Purchase of property, equipment and software from third parties	(262,993)	(439,554)	(182,010)	(25,636)
Purchase of property, equipment and software from a related party	(209,397)	(3,324)	—	—
Proceeds from disposal of property and equipment	—	3,710	7,312	1,030
Purchase of short-term investments	(2,223,897)	(7,689,412)	(7,277,115)	(1,024,960)
Proceeds from maturities of short-term investments	982,000	7,104,583	6,853,278	965,264
Net cash used in investing activities	(1,714,287)	(1,023,997)	(598,535)	(84,302)
Cash flows from financing activities:
Proceeds from issuance of Series D-1 Convertible Redeemable Preferred Shares, net of issuance costs	(4,671)	—	—	—
Proceeds from issuance of Series D-2 Convertible Redeemable Preferred Shares, net of issuance costs	793,798	—	—	—
Proceeds from IPO, net of underwriter discounts and commissions and other offering costs paid	896,320	—	—	—
Repayment of borrowings to third parties	(24,500)	—	—	—
Proceeds of financing from network partners	3,445	1,758	208	29
Repayment of financing to network partners	(95,063)	(60,478)	(14,467)	(2,038)
Repurchase of Class A ordinary shares	(5,932)	(19,738)	(13,703)	(1,930)
Proceeds from exercise of options	—	4	6	1
Net cash generated from/(used in) financing activities	1,563,397	(78,454)	(27,956)	(3,938)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(42,794)	42,095	7,501	1,057
Net increase/(decrease) in cash and cash equivalents and restricted cash	33,094	(352,214)	(202,491)	(28,520)
Cash and cash equivalents and restricted cash at the beginning of year	1,303,501	1,336,595	984,381	138,647
Cash and cash equivalents and restricted cash at the end of year	1,336,595	984,381	781,890	110,127
Supplemental disclosures of cash flow information:
Cash paid for income taxes	5,383	—	458	65
Cash paid for interest to third parties	20,646	9,260	1,334	188
Supplemental disclosures of non-cash investing and financing activities:
Accretion to redemption value of convertible redeemable preferred shares	4,729,719	—	—	—
Conversion of convertible redeemable preferred shares to ordinary shares	10,880,708	—	—	—
Changes in property, equipment and software in accounts and notes payable	(33,473)	43,788	(39,061)	(5,502)
Changes in property, equipment and software in other non-current assets	14,727	4,882	2,421	341
Changes in property, equipment and software in amounts due to a related party	54,649	(23,290)	—	—
Changes in property, equipment and software in long-term prepayment to a related party	(3,554)	19,965	—	—
Reclassification of inventory to property, equipment and software	—	—	315,204	44,396
Reclassification of property, equipment and software to inventory	—	—	727,531	102,471

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. Organization and nature of operations

(a)    Principal activities

Smart Share Global Limited (the “Company” or “Smart Share”) was incorporated under the law of Cayman Islands (“Cayman”) as a limited liability company on May 17, 2017. The Company, its subsidiaries and consolidated VIE (collectively referred to as the “Group”) engage primarily in the mobile device charging business in the People’s Republic of China (“the PRC”).

As of December 31, 2023, the Company’s principal subsidiaries and the consolidated VIE are as follows:

			Equity
	Place of	Date of	economic	Principal
Name of subsidiaries and consolidated VIE	incorporation	incorporation	interest held	activities
Subsidiaries:
Smart Share International Limited	Hong Kong, China	August 15,2017	100%	Investment holding
Zhixiang Technology (Shanghai) Co., Ltd. (“Zhixiang WFOE”)	PRC	June 23,2017	100%	Mobile device charging business
Zhixiang Investment Co., Ltd. (“Zhixiang Investment WFOE”)	PRC	February 26,2021	100%	Investment holding
Zhitong (Xinyi) Technology Co., Ltd. (“Zhitong”)	PRC	March 22, 2021	100%	Mobile device charging business
Zhilang Technology (Tianjin) Co., Ltd.	PRC	April 1,2021	100%	Mobile device charging business
Zhisheng Technology (Tianjin) Co., Ltd.	PRC	June 28,2021	100%	Research and development function
Consolidated VIE
Shanghai Zhixiang Technology Co., Ltd. (“Shanghai Zhixiang”)	PRC	April 28,2017	100%	Research and development function

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

In connection with the Company’s adoption of 2021 Share Incentive Plan (Note 14), on April 12, 2021, Smart Share CGY and Smart Share Brothers were dissolved and the aforementioned management agreements were terminated accordingly. For the year ended December 31, 2021, Smart Share CGY and Smart Share Brothers did not have any operation other than adopting the RSUs scheme. Refer to Note 14(b) “Smart Share CGY and Smart Share Brothers’ RSUs scheme” for details.

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

Exclusive Business Cooperation Agreement

Pursuant to the business cooperation agreement entered between Zhixiang WFOE and Shanghai Zhixiang, Shanghai Zhixiang appointed Zhixiang WFOE as its exclusive service provider providing full business support, technology services and consultancy services, including but not limited to licensing of intellectual property rights, technology support, system maintenance, personnel training, equipment or office leasing and marketing consultancy. In exchange, Shanghai Zhixiang pays consultancy and service fees to Zhixiang WFOE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to Shanghai Zhixiang. Zhixiang WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The term of this agreement remains valid for a period of 10 years and can be extended at Zhixiang WFOE’s discretion. Zhixiang WFOE may terminate the agreement unilaterally with a 30 day prior written notice. For the years ended December 31, 2021, 2022 and 2023, no consultancy and service fees were charged by Zhixiang WFOE.

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

(c)    Risks in relations to the VIE structure

Under the VIE Contractual Agreements, the Company has the power to direct activities of Shanghai Zhixiang through Zhixiang WFOE, and can have assets transferred freely out of Shanghai Zhixiang without restrictions. Therefore, the Company considers that there is no asset of Shanghai Zhixiang that can only be used to settle obligations of Shanghai Zhixiang, except for the registered capital and reserve funds of Shanghai Zhixiang with the aggregated amount of RMB1,566 as of December 31, 2022 and 2023. Since Shanghai Zhixiang are incorporated as limited liability companies under the PRC Law, creditors of Shanghai Zhixiang do not have recourse to the general credit of the Company.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs, including Shanghai Zhixiang and the other VIE that had no significant operations, nor any material assets or liabilities, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	90	107
Prepayments and other current assets	4,473	4,054
Amounts due from non-VIE subsidiaries of the Company	591,174	594,166
Total current assets	595,737	598,327
Other non-current assets	6	6
Total non-current assets	6	6
Total assets	595,743	598,333

Salary and welfare payable	2,376	731
Tax payable	7,442	8,003
Amounts due to non-VIE subsidiaries of the Company	442,819	441,540
Accruals and other current liabilities	544	13
Total current liabilities	453,181	450,287
Total liabilities	453,181	450,287

Total shareholders’ equity	142,562	148,046

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Third party revenues	16,386	11	9
Inter-company service charge (a)	103,948	2,554	15,200
Third-party costs and expenses	(66,477)	(10,015)	(4,190)
Other operating loss	(11,359)	(1,566)	(6,143)
Income from non-operations	—	8	1
Income/(loss) before income tax expense	42,498	(9,008)	4,877
Less: Income tax expense	(3,914)	—	—
Net income/(loss)	38,584	(9,008)	4,877

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Intercompany payments from service charge	(18,255)	(6,500)	(1,305)
Intercompany receipts from service charge	88,000	14,600	13,310
Operating activities with external parties	(73,720)	(8,616)	(11,988)
Net cash (used in)/generated from operating activities	(3,975)	(516)	17
Net (decrease)/increase in cash and cash equivalents	(3,975)	(516)	17

For the years ended December 31, 2021, 2022 and 2023, there was no cash generated from or used in investing and financing activities of the consolidated VIEs.

Note (a) — For the periods presented, Shanghai Zhixiang was used primarily to facilitate the Group’s internal research and development functions with no material external operations. In consideration for its service, Zhixiang WFOE and Zhitong pay service fees to Shanghai Zhixiang. The service fees are determined by Zhixiang WFOE and Zhitong based on the nature and cost of the research and development activities of Shanghai Zhixiang, which is adjusted and evaluated on periodical basis.

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

(c)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, measurement and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include current expected credit loss of receivables, useful lives of property, equipment and software, impairment of long-lived assets, inventory write-downs, impairment of prepayments to location partners, warranty liabilities, standalone selling price of each distinct performance obligation in revenue recognition, internal rate of return associated with the finance lease, valuation and recognition of share-based compensation arrangements, convertible redeemable preferred shares, capitalized software development cost, valuation allowance of deferred tax assets.

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

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant
	Other Observable Inputs (Level 2)
	As of December 31,
	2022	2023
	RMB	RMB
Short-term investments	2,091,198	2,541,889
Derivative liabilities	(2,592)	—

(f)    Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the certificated exchange rate published by the Federal Reserve Board as of December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(g)    Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted from withdrawal or use, that have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)    Restricted cash

Deposits that is restricted from withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents the deposits held in designated bank accounts for issuance with bank acceptance notes and letter of guarantee and those with legal restriction.

Cash and cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on consolidated balance sheets as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	948,773	588,644
Restricted cash	14,608	173,246
Long-term restricted cash	21,000	20,000
Total	984,381	781,890

(i)    Short-term investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between one month and one year, and certificates of deposits issued by banks that the Group has the intention to redeem within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss).

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

As of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023, the balance of the derivative instruments and the total amount of fair value changes are not material.

(k)    Expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB640. As of January 1, 2023, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB5,659 and RMB67, respectively.

The Group’s accounts receivable, deposits and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

For the year ended December 31, 2023, the Group recorded RMB6,680 expected credit loss expense in general and administrative expenses. As of December 31, 2023, the expected credit loss provision for the current and non-current assets were RMB12,140 and RMB266, respectively.

(l)    Accounts receivable, net

The Group’s accounts receivable mainly consist of amounts due from the individual customers and network partners from mobile device charging business. The Group recorded a provision for current expected credit losses.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized a provision for doubtful accounts of RMB3,206, RMB3,435 and RMB6,431, respectively.

The following table summarized the movement of allowance for credit losses:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of year	3,268	5,986	5,086
Adoption of ASC Topic 326	—	—	427
Provision for doubtful accounts	3,206	3,435	6,431
Write-offs	(488)	(4,335)	—
Balance at the end of year	5,986	5,086	11,944

(m)    Inventories

Inventories, consisting of products for sale, raw materials, work in process, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandises and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

(n)    Property, equipment and software, net

Cabinets	4 to 5 years
Power banks	3 years
Computer and electronic equipment	3 years
Production tools	5 years
Software	10 years
Photovoltaic power stations	20 years
Others	3 to 5 years
Leasehold improvements	Shorter of the estimated useful lives or the lease term

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

Prior to the second quarter of 2023, the Group’s power banks can be used either for rental in relation to the mobile device charging business or for sale, at the discretion of the users. The Group initially recorded the power bank as property and equipment based on the usage pattern of its users who primarily opt to rent the power banks. When the users elect to purchase power banks, the pertinent power banks are reclassified to the inventory at the net carrying value and are recognized as cost of revenues upon the transfer of power banks to users.

Since the second quarter of 2023, with the conversion to the Group’s new mobile device charging business model, the Group’s cabinets and power banks have been used principally for sales to network partners. The Group initially records the cabinet and power bank as inventory upon purchase from the vendors. When the Group deploys the cabinets and power banks to the location partners by itself, such cabinets and power banks are then reclassified to the property, equipment and software at cost. When the users elect to purchase power banks deployed by the Group, the pertinent power banks are reclassified to the inventory at the net carrying value and are recognized as cost of revenues upon the transfer of power banks to users.

(o)    Capitalized Software Development Cost

The Group capitalizes the direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees incurred during the application development stage of the internal-use software projects. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of three years. Software development cost capitalized amounted to RMB7,922, RMB5,677 and RMB3,072 for the years ended December 31, 2021, 2022 and 2023, respectively. The amortization expense for capitalized software costs amounted to RMB1,280, RMB3,679 and RMB4,890 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the carrying amount of capitalized internal use software development costs was RMB8,640 and RMB6,822, respectively.

(p)    Impairment of long-lived assets

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

When impairment is recognized, the adjusted carrying amount of the underlying fixed assets becomes their carrying value. The new cost basis is depreciated over the remaining useful lives of the assets. Impairment charge recognized in cost of revenues for the years ended December 31, 2021, 2022 and 2023 was nil, RMB21,560 and RMB2,588, respectively.

(q)    Revenue recognition

The Group’s revenues are primarily derived from (i) mobile device charging and (ii) others. Revenue recognition policies for each type of revenue stream are as follows:

Mobile device charging

The Group’s branded mobile device charging equipment, including cabinets with power banks, is deployed in highly frequented points of interest, such as entertainment venues, restaurants, shopping centers, hotels and transportation hubs, etc., which are operated by location partners. Individual customers can scan the QR code on the cabinets with their mobile devices to place an order to use a power bank. A deposit is generally required for each order placed by the users except for users who have qualified credit scores at WeChat or Alipay. The deposit is refunded to users when they return the power banks. The Group records the deposit in accruals and other current liabilities. As provided in the customer agreement, if the power banks are not returned by the users after a certain period of time, the deposit will be kept to settle their usage of the power banks.

The mobile device charging is operated under a direct model or a network partner model as follows:

●	Direct model

Under the direct model, the Group identifies and negotiates with location partners directly and pays location partners commissions based on a certain percentage of the revenue the Group generates from the equipment placed in location partners’ venues. In some cases, the Group pays the location partners entry fees or prepaid commissions for placement of the Group’s equipment. The amortization of entry fees and commissions paid to the location partners are presented as sales and marketing expenses.

(i) Mobile device charging service

Under the direct model, the Group earns its revenue from the mobile device charging service from the rental fees it receives from the customers, which are a function of the hourly rate determined by the Group and the period of time for which the customers use the power banks. The Group collects fees directly from its customers through third party payment processors, such as WeChat and Alipay, generally upon the return of the power bank. As individual customers have the right to use a specific power bank for a period of time to charge their mobile devices, the arrangements with the individual customers constitute a lease and the revenue for the mobile device charging business is recognized under ASC 842, “Leases” (“ASC 842”) since the adoption of ASC 842 by the Group on January 1, 2022, and under ASC 840, “Leases” (“ASC 840”) during the periods prior to January 1, 2022. The revenue generated from the mobile device charging business is recognized as contingent rental revenue which is accrued during the rental period of the power banks.

(ii) Sales of power banks to individual customers

Under the direct model, the Group also generates revenues from sales of power banks if the customers purchase power banks. Revenue is recognized in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”) when a purchase order is confirmed and the power banks are released to the individual customers, which is when the control of products is transferred.

●	Network partner model

Prior to the second quarter of 2023

Prior to the second quarter of 2023, under the network partner model, the Group collaborated with network partners by leveraging their local business network to expand its business. The network partners were engaged to identify the points of interest and negotiate with the location partners for deployment of the equipment. The same as under the direct model, the Group earned its revenue from the mobile device charging service and sales of power banks.

The Group is obligated to pay commissions to network partners based on a certain percentage of the revenue the Group generates from the equipment placed by the network partners. The commissions paid to location partners or network partners are presented as sales and marketing expenses.

Transaction with network partners - sales of the cabinets

Prior to the second quarter of 2023, under the network partner model, the Group sold the cabinets to majority of network partners, but retained all the output derived from the cabinets, whose only potential use was to store, charge, and process the Group’s proprietary power banks, for an indefinite period. The Group had determined that this right of use should be accounted for as an embedded lease for the estimated useful life of the cabinets. Since the embedded lease of the cabinets would be classified as a capital lease under ASC 840 and as a finance lease under ASC 842, the Group accounted for the proceeds from the network partners as a financing transaction rather than as a sale of the cabinets.

Therefore, the cabinets continued to be recognized as the Group’s equipment and were depreciated over their useful lives (Note 7). The cash received from the network partners for the cabinets was initially recognized as financial liabilities and the liability was subsequently accreted over the estimated beneficial period of the cabinets based on the estimated effective rate of return implicit in the lease, with interest expense being recognized. The effective interest rate was estimated based on the projected variable lease repayment amounts that had been bifurcated from the estimated commissions to be paid to the network partners during the useful life of the cabinets based on their relative standalone selling prices. The financial liabilities were settled when payments were made to the network partners. The financial liabilities that were expected to be settled over one year from the balance sheet date were presented as long-term liabilities.

The Group regularly evaluated the effective interest rate against the actual lease repayments and prospectively adjusted the effective interest rate as necessary. For the years ended December 31, 2021, 2022 and 2023, the weighted average effective interest rate was 24%, 21% and 9%, respectively.

The roll forward of the aggregated financing payables for both current and non-current are as below:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of year	244,151	169,833	108,553
Addition	3,445	1,758	208
Accretion of interest	37,806	31,196	4,229
Repayment	(115,569)	(69,738)	(15,800)
Derecognition (*)	—	(24,496)	(97,190)
Balance at the end of year	169,833	108,553	—

*For the year ended December 31, 2022, with the termination of the arrangement with certain network partners, the Group was no longer considered to retain the right of use of the cabinets sold to these network partners and the financing transaction was ceased accordingly. Therefore, the Group derecognized the carrying values of the related equipment and the financing payables of RMB6,959 and RMB24,496, respectively, with the net gains of RMB17,537 recorded in other operating income as the debt extinguishment gain.

Upon the conversion to the new network partner model since the second quarter of 2023, legal title to the power banks and cabinets were transferred from the Group to the network partners and the network partners direct the right to use the power banks and cabinets. As such, the Company neither owns the power banks nor leases back either the power banks or the cabinets. The control of the cabinets and power banks has been transferred to the network partners and a sale of these items has occurred upon signing the new contracts. Therefore, the Group derecognized the outstanding financial payables of RMB97,190.

Transaction with network partners – upfront fee

Since 2021 and prior to the second quarter of 2023, the Group entered into network partners agreements with certain network partners under which, instead of purchasing the cabinets from the Group, the network partners agreed to pay a pre-agreed fixed upfront fee to the Group to become its network partners. During the contractual period, the network partners were entitled to the commission from the Group based on a certain percentage of the revenue the Group generates from the equipment placed by the network partners. The upfront fee was recorded as liability when collected and was amortized on a straight-line basis over the estimated beneficial period as the deduction of the commission to the to the network partners. For the years ended December 31, 2021, 2022 and 2023, the upfront fees agreed under such arrangements were RMB158,176, RMB433,404 and RMB123,960, respectively, among which RMB14,586, RMB73,554 and RMB39,409 was amortized as the reduction to the sales and marketing expenses, respectively.

For the year ended December 31, 2022, with the business winding-ups of certain network partners under the upfront fee arrangements, the Group derecognized carrying values of the related equipment previously provided to these network partners and the outstanding upfront fee payable of RMB2,785 and RMB6,917, respectively, with the net gains of RMB4,132 recorded in other operating income.

Upon the conversion to the new network partner model on April 1, 2023, the Group derecognized the outstanding upfront fee payable of RMB470,552.

Since the second quarter of 2023

Since the second quarter of 2023, the Group has updated its contractual arrangements with its network partners under the network partner model. Under the new contractual arrangement, the Group transfers the ownership of cabinets and power banks and provides mobile device charging solution to network partners, including software and system service, billing and settlement service, customer call center service and other services. The Group receives fixed upfront fees from network partners and earns variable fees as a portion of the revenues from the network partners’ cabinets arising from the lease or sale of the power banks to the end users.

Under the new contractual arrangements, the control over the power banks and cabinets is transferred from the Group to the network partners upon their acceptance of the equipment with no return allowed. And there is no put, call or return right created by the Group that keeps the network partner from obtaining and maintaining control of the individual power banks in their possession. The network partners have more latitude in deciding when and where to lease their power banks to the end users. As such, the network partners have control over both the cabinets and power banks in their cabinets continuously and the Group does not have a leaseback of the equipment sold. The accounting of the transactions between the Group and the network partners under the new contractual arrangements therefore follows ASC 606.

In accordance with ASC 606, under the new contractual arrangements, the Group identifies power banks, cabinets and mobile device charging solution are three separate performance obligations. As the sales of the power banks and cabinets always occur at the same time and there is no significant change in the market price, the fixed upfront fees determined by the Group with the same pricing strategy represent the standalone selling price of the power banks and cabinets. The Group then allocates the variable amount (and subsequent changes to that amount) entirely to the distinct service that forms part of the single performance obligation of the mobile device charging solution.

(i) Mobile device charging solution

The revenue from provision of mobile device charging solution is recognized over time based on the variable fees earned in each period.

(ii) Sales of power banks and cabinets to network partners

Revenue from the sales of power banks and cabinets to network partners is recognized when a purchase order is confirmed and the power banks and cabinets are accepted by the network partners, which is when the control of products is transferred.

In connection with the change in the Group’s network partner model, starting from the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. The Group’s classification of mobile device charging operation now consists of the direct model and the network partner model. Under the direct model, we generate revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, we generate revenue by offering mobile device charging solution and sales of power banks and cabinets to network partners. In addition, revenue recorded under mobile device charging solution is now net of incentive fees paid to network partners. All incentive fees paid to network partners will be excluded from the Group’s sales and marketing expenses going forward under the new network partner model.

Starting from the second quarter of 2023, the Group reported revenue streams in two categories— mobile device charging and others, to reflect the updates under the network partner model. The Group also reclassified the comparative period presentation to conform to current period classification.

The table below summarizes the mobile device charging revenue by different models and revenue streams:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Direct model	2,531,977	1,617,793	1,083,300
Mobile device charging service	2,458,794	1,587,298	1,058,636
Power bank sales	73,183	30,495	24,664
Network partner model	1,026,677	1,195,826	1,785,915
Mobile device charging service	997,003	1,166,845	518,743
Mobile device charging solution	—	—	173,152
Power bank and cabinet sales	29,674	28,981	1,094,020
Total	3,558,654	2,813,619	2,869,215

The following table represents the mapping of revenue as reported under and before the new reclassification for the years ended December 31, 2021 and 2022.

As reported under new classification			As reported before reclassification
	Year ended December 31, 2021	Year ended December 31, 2022		Year ended December 31, 2021	Year ended December 31, 2022
	RMB	RMB		RMB	RMB
Mobile device charging service	3,455,797	2,754,143	Mobile device charging business	3,455,797	2,754,143
Direct model	2,458,794	1,587,298
Network partner model	997,003	1,166,845
Power bank and cabinet sales	102,857	59,476	Power bank sales	102,857	59,476
Direct model	73,183	30,495
Network partner model	29,674	28,981
Mobile device charging	3,558,654	2,813,619
Others	26,737	24,571	Others	26,737	24,571
Total	3,585,391	2,838,190	Total	3,585,391	2,838,190

Other revenues

Other revenues primarily comprise of revenues generated from advertising services, sales of merchandise and other new business initiatives.

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

The Group sells certain merchandises through online platform or distributors. The Group recognizes revenue net of discounts and return allowance when the merchandises are delivered and control passes to the customers.

The Group generates other new business initiatives revenues primarily from photovoltaic (“PV”) business under build-to-sell model and build-to-own model.

●	Build-to-sell model

Since 2023, the Group signs contract with large enterprise customer to provide engineering, procurement and construction (“EPC”) services for household rooftop PV power stations. The Group earns service fees from the large enterprise customer based on a fixed rate of the capacity of the PV power stations completed and connected to the local grid. The Group has discretion to choose its own vendors for all the equipment and raw materials and to appoint service providers to negotiate with houseowners on behalf of the large enterprise customer and install PV power stations on the rooftop of the houses, the Group takes the inventory risk, the Group negotiates with its customer on the pricing independently, the Group is primarily responsible towards its customer as it’s the Group that promises overall project quality and provides performance guarantee of the delivered PV power stations to the customer, therefore, the Group is the principal in the arrangement. Each PV power station installed on each residential house’s rooftop is considered as a separate performance obligation, and the revenue is recognized at a point in time when the PV power station is installed and successfully connected to the local grid, when control is transferred to the customer.

Although the EPC contract usually clearly states a fixed unit price and the estimated total contract amount, the total contract amount is subject to variable consideration including penalties on untimely delivery of promised results. The variable consideration is estimated at the contact inception at the best estimate based on relevant experience and historical data and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probably that a significant reversal of any revenue will not occur. If estimated total costs on any contract are greater than the net contract revenues, the Group recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. As of December 31, 2023, the Group has no liability associated with the loss contract.

The Group guarantees to customers certain specified minimum solar energy production output for PV power stations over a certain period. The Group monitors the solar energy systems to determine whether these specified minimum outputs are being achieved. Annually or every two years, depending on the terms of the contracts with customers, the Group will refund a portion of consideration to a customer if the solar energy production output was less than the performance guarantee. The Group considers this a variable component that offsets the transaction price.

For build-to-sell projects, the Group provides assurance-type warranties for the modules, materials and construction part of the power stations. Although the Group subcontracts the construction to third party developers and purchases the raw materials and modules from third party suppliers, the Group is the primary obligor for the limited warranties such as solar module product warranty for a period of up to ten years and recorded as a liability in the consolidated balance sheets. Nevertheless, the Group has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Group to assume these warranty obligations, and that the Group will also record receivables in the consolidated balance sheets for expected reimbursement in amounts that the Group believes are probable. The build-to-sell projects warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the consolidated statements of comprehensive income/(loss) on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of the Group’s costs.

●	Build-to-own model

Since 2023, the Group engages third party service providers to negotiate with houseowners and install the household PV power stations on the rooftop of the houses owned by the houseowners. After the household rooftop PV power station is successfully connected to the local grid, the Group earns the electricity fee from the enterprise customer based on the actual volume of electricity generated by the PV power stations and pays fixed fees to the houseowners periodically. Under the model, the Group chooses its equipment and raw material vendors at its own discretion. The Group is the principal of the business and recognizes the electricity fee earned as revenue over time using output method based on the electricity generated by the PV power stations.

Generally, revenues are recorded at the gross sales price because the Group controls the specified goods or services, and is the primary obligor in a transaction, is subject to substantial inventory risk, and has latitude in establishing prices. The Group’s revenues are recognized after deducting estimated price concessions, discounts, and value added tax (“VAT”). A contract liability is recognized when the Group has billed and received payment from a customer, but has not yet earned revenue. Contract liabilities are classified as current liabilities and transferred to revenue when revenue recognition standards have been met. The Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset.

Practical Expedient

The Group has used the following practical expedient as allowed under ASC 606:

(i)    The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(r)    Warranty liability

Under the new network partner model, the Group provides warranty to the network partners for all the power banks and cabinets sold within a committed time period. The warranty cost is accrued based on the Group’s assumptions related to the nature and frequency of future claims and the estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other current liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. As of December 31, 2023, warranty liabilities recognized within accruals and other current liabilities and within other non-current liabilities were RMB7,398 and RMB1,601, respectively. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive income/(loss).

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

For the Year Ended December 31,
2023
RMB
Warranty – beginning of year	—
Provision for warranty	24,422
Warranty costs incurred	(15,423)
Warranty – end of year	8,999

(s)    Cost of revenues

Cost of revenues consists primarily of shipping and handling expenses, employee wages, bonus and benefits of supply chain departments, rental expenses, depreciation of power banks and cabinets, cost of power banks sold or lost, cost of cabinets sold, cost of PV power stations sold, depreciation of PV power stations, cost of merchandises sold and other expenses directly attributable to the Group’s principal operations.

(t)    Research and development expenses

Research and product development expenses include employee wages and other compensation-related expenses for the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software-internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (Note 2(o)).

(u)    Sales and marketing expenses

Sales and marketing expenses comprise primarily of the amortization of entry fees paid to location partners and commissions to the location partners and network partners which are all primarily for purchase of user traffic, advertising expenses, third-party platforms commission fee, employee wages and benefits for sales and marketing staff, depreciation expenses, rental expenses and other daily expenses which are related to the sales and marketing functions. Entry fees paid to location partners are amortized on straight line basis over the contractual period with location partners during which the Group’s equipment is placed in location partners’ venues, ranging from 1 year to 6 years, and the weighted average term is around 2.0 years, 2.3 years and 2.8 years for the years ended December 31, 2021, 2022 and 2023. Entry fee is accrued based on actual period of cabinet placement if payment is yet to be made. Commissions to the location partners and network partners are expensed in line with the recognition of rental income from users. For the years ended December 31, 2021, 2022 and 2023, the aggregated commissions to the location partners and network partners and amortization of the entry fees to the location partners amounted to RMB2,112,774, RMB2,069,102 and RMB981,289, respectively.

Advertising expenses primarily consist of promotion and advertising expenses. The Group expenses all advertising expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, advertising expenses were RMB14,988, RMB10,684 and RMB10,907, respectively.

(v)    General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, and costs associated with the use of facilities and equipment by these functions, such as depreciation expenses, rental and other general corporate related expenses.

(w)    Employee benefits

The Company’s subsidiaries and the consolidated VIE in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2021, 2022 and 2023, employee social benefits included as expenses in the consolidated statements of comprehensive income/(loss) amounted to RMB140,259, RMB151,499 and RMB117,639, respectively.

The Group has not made contribution in full to the labor bureau for some of the employees based on relevant PRC regulation. The Group has made provision for the underpayment of social benefits according to the relevant PRC regulation. As of December 31, 2022 and 2023, the accrued and unpaid employee social benefits were RMB58,478 and RMB78,067, respectively.

(x)    Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies are mainly VAT refund and other government subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. VAT refund and other government subsidies are recognized as other operating income upon receipt as further performance by the Group is not required. For the years ended December 31, 2021, 2022 and 2023, government subsidies were RMB29,956, RMB17,636 and RMB4,830, respectively.

(y)    Share-based compensation

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

(z)    Leases

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

(aa)    Income tax

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

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities and other non-current liabilities on its consolidated balance sheets and under income tax expense in its consolidated statements of comprehensive income/(loss). As of December 31, 2022 and 2023, if recognized, RMB209,078 and RMB18,163 of unrecognized tax benefits would impact the Group’s effective tax rate.

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

(ab)    Statutory reserves

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

For the years ended December 31, 2021, 2022 and 2023, the Group has provided nil appropriations to statutory surplus fund.

(ac)    Comprehensive income/(loss)

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

(ad)    Income/(loss) per share

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

(ae)    Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023.

(af)    Treasury shares

On September 28, 2021, the Company’s board of directors authorized a share repurchase program under which the Company was authorized to repurchase up to US$50 million worth of the Company’s shares over the next 12 months (the “Share Repurchase Program”). On September 28, 2022 and September 18, 2023, the Board authorized extensions to the Share Repurchase Program through September 27, 2024 that the Company may repurchase up to US$50.0 million of its shares. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets.

(ag)    Segment reporting

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

(ah)    Recent accounting pronouncements

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the current incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology which changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. The Group adopted this new accounting standard on January 1, 2023 using the modified retrospective method. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including held-to-maturity fixed deposits, accounts receivable, certain other receivables recorded in prepayments, employee loans and deposits are within the scope of ASC Topic 326. The cumulative-effect adjustment recorded to opening accumulated deficit as of January 1, 2023 related to additional allowance for current expected credit losses on doubtful accounts was RMB640. For additional information, see accounting policy 2(k) above.

Recently issued accounting pronouncements not yet adopted

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

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for public entities for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2025 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and the Group is currently evaluating the impact of adopting this standard on the Group’s consolidated financial statements.

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

Accounts receivables are typically unsecured and are primarily derived from revenue earned from mobile device charging provided for individuals and network partners, photovoltaic business and advertising services provided to customers. The following table summarized customers with greater than 10% of the account receivables:

	As of December 31,
	2022	2023
Customer A	11%	*
Customer B	21%	*
Customer C	12%	*
*	Less than 10%

ZMI (Hong Kong) International Company Limited (“ZMI”), a related party of the Group (Note 16), accounted for 40%, 4% and nil of purchases for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarized suppliers with greater than 10% of the purchases:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Supplier A	*	*	22%
Supplier B	*	*	11%
Supplier C	17%	21%	*
Supplier D	*	12%	*

*Less than 10%

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

(c)    Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. As of December 31, 2022 and 2023, such affected monetary assets primarily included cash and cash equivalents held in PRC denominated in US$ and cash and cash equivalents and short-term investments held overseas denominated in RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

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

5. Inventory

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	92	41,373
Work in process	—	11,545
Finished goods	44	52,713
Merchandise	10,188	6,478
Less: inventory write-down	(9,273)	(5,579)
Total	1,051	106,530

Inventory write-downs recognized in cost of revenues for the years ended December 31, 2021, 2022 and 2023 were nil, RMB9,273 and RMB12 respectively.

6. Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits	14,400	14,321
Less: Allowance for credit losses	—	(196)
	14,400	14,125
Prepayment to location partners(a)	74,301	59,970
VAT receivables	10,450	8,711
Prepayment to service providers(b)	116,342	248,929
Prepaid expenses	9,577	7,620
Others	3,602	6,389
Total	228,672	345,744
(a)	It represents entry fees and prepaid commissions to location partners. As discussed in Note 2(u), entry fees paid to location partners are amortized on straight line basis over the contractual period with location partners during which the Group’s equipment is placed in location partners’ venues. In addition, since 2021, when entering into the location partner agreements, the Group agreed to prepay commissions to certain location partners. The amount of the prepayment is based on the pre-agreed forecast of commissions to the location partners during the contractual period. The prepayment is used to offset the actual commissions to be paid to the local partners on monthly basis based on the pre-agreed monthly forecast of commissions. The location partners are obligated to refund to the Group any remaining prepayments if performance target is not met within a pre-agreed period.

The Group is closely monitoring the recoverability of these prepayments to location partners based on the actual performance of each of the location partners. For the years ended December 31, 2021, 2022, and 2023, the Group recognized nil, RMB56,385 and RMB21,783 impairments for the prepaid commissions to the location partners whose businesses were wound up as a result of the surge of COVID-19 infections in certain regions in 2022 and deteriorated performance of certain individual location partners in 2023.

(b)	It represents the prepayment made to third-party payment processing providers who are engaged by Group to facilitate its settlement with network partners and location partners for the commission fees or to facilitate the Group’s settlement service to the network partners. Depends on the settlement arrangement with different payment processing providers, after the prepayment is made by the Group, the commissions can be drawn down by network partners at their discretions or settled by payment processing providers on a pre-agreed settlement period. Upon settlement, the prepayment made to the payment processing providers and payables to network partners and location partners (Note 10) are derecognized accordingly. As of December 31, 2022, both the amounts of the prepayment made to the payment processing providers and commission payables increased as result of the lengthened settlement period agreed with the payment processing provider. As of December 31, 2023, the increase of prepayments made to the service providers was mainly due to increase of transaction volume with network partners.

The following table summarizes the activity in the allowance for credit losses related to deposits in prepayments and other current assets for the year ended December 31, 2023:

Year Ended,
December 31,2023
RMB
Balance as at December 31, 2022	—
Adoption of ASC Topic 326	146
Balance as at January 1, 2023	146
Current period provision, net	50
Balance as at December 31, 2023	196

7. Property, equipment and software, net

Property, equipment and software and its related accumulated depreciation and accumulated impairment as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Power banks	833,257	705,445
Cabinets	1,159,455	521,996
Software	23,039	28,160
Photovoltaic power stations	—	22,688
Production tools	13,847	15,214
Computer and electronic equipment	13,445	14,370
Leasehold improvements	3,902	4,063
Construction in progress	150,654	19
Others	844	831
Subtotal	2,198,443	1,312,786
Less: Accumulated depreciation	(1,291,203)	(974,462)
Less: Accumulated impairment	(20,780)	(15,518)
Property, equipment and software, net	886,460	322,806

For the years ended December 31, 2021, 2022 and 2023, depreciation expenses were RMB396,906, RMB421,345 and RMB257,630 respectively.

For the years ended December 31, 2021, 2022 and 2023, impairment charges were nil, RMB21,560 and RMB2,588, respectively.

The summary of the leased cabinets under finance leases is as below:

	As of December 31,
	2022	2023
	RMB	RMB
Cabinets	154,822	—
Less: Accumulated depreciation	(111,183)	—
Less: Accumulated impairment	(3,018)	—
	40,621	—

8. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayment to location partners(a)	11,649	10,422
Prepayment for purchase of property, equipment and software	15,038	3,968
Deposits	7,790	6,505
Others	1,421	992
Less: Allowance for credit losses	—	(266)
Total	35,898	21,621
(a)	As discussed in Note 6(a), as of December 31, 2022 and 2023, the Company assessed the recoverability of these prepayments based on the actual performance of each of the location partners. For the years ended December 31, 2021, 2022, and 2023, the Group recognized nil, RMB87,069 and RMB10,271, respectively for impairments of the non-current prepaid commissions to the location partners whose businesses were wound up in 2022 as a result of the surge of COVID-19 infections in certain regions in 2022 and deteriorated performance of certain individual location partners in 2023.

The following table summarizes the activity in the allowance for credit losses related to deposits in other non-current assets for the year ended December 31, 2023:

Year Ended
December 31,2023
RMB
Balance as at December 31, 2022	—
Adoption of ASC Topic 326	67
Balance as at January 1, 2023	67
Current period provision, net	199
Balance as at December 31, 2023	266

9. Leases

The Group has operating leases primarily for office and warehouses to store its cabinets and power banks, which have lease terms varying from one to four years, and for residential rooftop spaces with lease terms of 20 years.

Total lease costs for the years ended December 31, 2022 and 2023 was RMB34,243 and RMB30,491, included in research and development, sales and marketing, general and administrative expenses and cost of revenues in the Group’s consolidated statements of comprehensive income/(loss). Out of the total lease costs, there was RMB4,143 and RMB12,156 of expenses for short-term leases within 12 months for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, the operating lease arrangements of the Group, primarily for warehouse premises, offices and residential rooftop spaces, that have not yet commenced is not material.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Cash paid for the rentals included in the lease liabilities	22,850	17,560
ROU assets obtained in exchange for operating lease liabilities	10,034	22,642

As of December 31, 2022 and 2023, supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Right-of-use assets	12,442	16,353
Current portion of lease liabilities	9,761	7,399
Non-current lease liabilities	854	7,641

Lease term and discount rates were as follows:

	As of December 31,
	2022	2023

Weighted-average remaining lease term
Operating leases	0.6 years	7.38 years
Weighted-average discount rate
Operating leases	4.7%	4.7%

	As of December 31,
	2022	2023
	RMB	RMB
Maturities of lease liabilities were as follows:
2023	10,452	—
2024	323	8,185
2025	—	3,552
2026	—	444
2027	—	444
2028	—	444
Thereafter	—	5,172
Total undiscounted lease payments	10,775	18,241
Less: imputed interest	(160)	(3,201)
Total present value of lease liabilities	10,615	15,040

For the year ended December 31, 2021, operating lease expenses based on ASC 840, Leases were RMB41,902.

10. Accounts and notes payable and accruals and other current liabilities

Accounts and notes payable consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Commission payables to network partners and location partners	546,739	408,444
Entry fees payable to location partners	46,359	28,345
Payables for purchase of goods	185,736	273,906
Payables for maintenance cost	23,631	21,453
Others	7,732	32,593
Total	810,197	764,741

Accruals and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Customer deposits	229,356	250,849
Advance from network partners	—	27,961
Contract liabilities(a)	—	18,681
Warranty liabilities	—	7,399
Derivative liabilities	2,592	—
Others	36,059	32,069
Total	268,007	336,959
(a)	The following table shows a reconciliation in the current reporting period related to carried-forward contract liabilities:

Year Ended
December 31,2023
RMB
Contract liabilities - beginning of year	—
Additions	67,033
Recognition	(48,352)
Contract liabilities - end of year	18,681

As of December 31, 2023, contract liabilities are primarily derived from the contracts with enterprise customers for the new business initiative. Substantially all of the balance of contract liabilities are generally recognized as revenue within one year.

11. Income taxes

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

As of December 31, 2022 and 2023, the aggregated amount of undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company were RMB72,966, and RMB77,842, respectively. In accordance with the EIT Law, a withholding tax of 10%, or 5% subject to approval of Chinese tax authorities, will be imposed on the dividends when distributed to their immediate holding company outside of Mainland China. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2022 and 2023.

The components of income before tax are as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
(Loss)/income before tax:
(Loss)/income from PRC entities	(128,658)	(609,980)	51,843
Income from overseas entities	4,043	13,216	56,919
Total (loss)/income before tax	(124,615)	(596,764)	108,762

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Difference in tax rates of subsidiaries outside PRC	—%	—	—
Effect of permanent differences	(7)%	(6)%	3%
Research and development super deduction	15%	3%	(19)%
Non-taxable income	1%	1%	(13)%
Effect of tax holiday	2%	—	—
Change in estimates for uncertain tax positions	—	(35)%	17%
Others	—	(3)%	9%
Change in valuation allowance	(36)%	(4)%	(3)%
Effect tax rate	—%	(19)%	19%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
The aggregate amount of effect of tax holidays	2,243	—	—
Basic and diluted net loss per share effect	0.01	—	—

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) are as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income tax expense applicable to PRC entities
Current income tax expense	(554)	179,907	8,839
Deferred income tax expense	554	(65,431)	12,182
Subtotal income tax expense appliable to PRC entities	—	114,476	21,021
Current and deferred income tax expense applicable to overseas entities	—	—	—
Income tax expense, net	—	114,476	21,021

The following table sets forth the significant components of deferred tax assets/(liabilities):

	As of
	December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Deferred upfront fee received	117,264	—
Commissions and entry fees for which invoices have not been collected	3,043	2,009
Accrued salary and welfare payable	14,500	19,517
Accrued expenses	5,209	3,368
Property, equipment and software, net	5,037	1,937
Inventory write-downs	2,318	1,163
Net operating loss carry-forwards	65,531	122,302
Others	11,036	32,693
Less: Valuation allowances	(72,783)	(69,574)
Total deferred tax assets	151,155	113,415

Deferred tax liabilities:
Property, equipment and software, net	(20,499)	—
Accrued service revenue (a)	(93,382)	(93,588)
Capitalized software development costs	(1,296)	(1,023)
Others	(4,992)	—
Total deferred tax liabilities	(120,169)	(94,611)

Deferred tax assets, net	30,986	18,804

Note (a) — Deferred tax liabilities were provided for the unbilled service fee charged to VIEs by WFOEs pursuant to the exclusive business cooperation agreement entered into between VIEs and WFOEs as discussed in Note 1(b).

As of December 31, 2023, the Group had net operating loss carry forwards of approximately RMB664,903 which mainly arose from the subsidiaries and consolidated VIEs established in the PRC. The loss carries forwards from PRC entities will expire during the calendar year from 2025 to 2033. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards.

As of December 31, 2023, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2025	637
2026	229,407
2027	121,352
2028	276,714
2031	17,408
2032	14,029
2033	5,356
664,903

Movement of valuation allowance

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	621	47,430	72,783
Additions	46,809	25,353	(3,209)
Balance at the end of the year	47,430	72,783	69,574

As of December 31, 2022 and 2023, valuation allowances of RMB72,783 and RMB69,574 were provided because it was more likely than not that certain entities within the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated. If events occur in the future that allow these entities to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The evaluation involves considerable judgement and is based on the best information available. For the year ended December 31, 2022, the Group identified the uncertain tax position related to certain commission expenses and recognized RMB176,880 tax liability in other non-current liabilities, which is based on the best estimate of the largest amount of tax benefit that is more likely than not to be realized. Included within the unrecognized tax benefit is the tax benefit of RMB209,078 that, if recognized, would impact the Group’s effective tax rate. It is possible that the estimate and ultimate settlement of this uncertain tax position may be further change based on further interactions with tax authorities. For the year ended December 31, 2023, the Group accrued RMB18,163 as the interest on the unrecognized tax benefit. The Group did not expect any material increase or decrease in unrecognized tax liability within 12 months following the reporting date.

The following table summarizes the Group’s unrecognized tax benefit from January 1, 2022 to December 31, 2023:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	—	179,490
Tax Positions related to current year:
Additions	179,490	—
Tax Positions related to prior year:
Additions	—	18,163
Reductions	—	(8,966)
Balance at the end of the year	179,490	188,687

The material jurisdiction in which the Group is subject to potential examination is the Chinese mainland. In general, the tax authorities in the Chinese mainland have three years, and in special cases up to five years, to conduct examinations of the tax filings of the Group’s PRC subsidiaries.

12. Ordinary shares

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

From 2017 to 2019, the Company issued an aggregate of 44,841,250 ordinary shares to Smart Share CGY for nominal consideration. Smart Share CGY and Smart Share Brothers, the consolidated VIEs of the Company, were established to facilitate the adoption of the Company’s RSUs scheme. The Company’s ordinary shares issued to Smart Share CGY and Smart Share Brothers are presented as treasury shares in the consolidated balance sheets. See Note 14(b) for details.

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

As of December 31, 2023, the Company had 609,026,779 ordinary shares authorized, 452,898,177 shares of Class A Ordinary Shares and 73,973,970 shares of Class B Ordinary Shares issued, and 445,176,595 shares of Class A Ordinary Shares and 73,973,970 shares of Class B Ordinary Shares were outstanding, respectively.

13. Convertible redeemable preferred shares

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

On December 10, 2020, the warrant which was issued in connection with the receipts of short-term borrowings were exercised by the third-party investor to purchase 885,269 Series A-1 Preferred Shares at the purchase price of US$0.2824 per share for an aggregate amount of US$250 (equivalent to RMB1,631). Warrant liability was re-measured to the date when this investor exercised the warrant. The Company recorded Series A-1 Preferred Shares based on its fair value as of the date of issuance in the amount of US$1,660 (equivalent to RMB11,262).

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

For each reporting period, the Company accretes the carrying amount of the Preferred Shares to the redemption value, which is the higher of (1) the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the Optional Redemption Date, or (2) the fair market value of the Preferred Shares on the reporting date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit until the Preferred Shares were converted. For the year ended December 31, 2021, the accretion of the Preferred Shares was RMB4,729,719.

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

The Company’s Preferred Shares activities for the year ended December 31, 2021 are summarized below:

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

14. Share-based compensation

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	23,688	21,383	15,757
Research and development expenses	1,462	1,679	1,141
Sales and marketing expenses	5,252	4,983	3,328
Cost of revenues	271	200	113
Total	30,673	28,245	20,339

Compensation expenses recognized for different awards were as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Vesting of restricted shares	6,607	—	—
Vesting of RSUs	20,130	17,878	10,499
Vesting of share options	3,936	10,367	9,840
Total	30,673	28,245	20,339

There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation expense and the Group did not capitalize any share-based compensation expense as part of the cost of any assets for the years ended December 31, 2021, 2022 and 2023. The Group makes an entity-wide accounting policy election to account for forfeitures when they occur.

(a)	Restricted shares

As disclosed in Note 12, on July 25, 2017, all 81,000,000 ordinary shares of the Company issued to Smart Share Holding were designated as restricted shares of the Company granted to the founders who are the owners of Smart Share Holding, in consideration for their continuous service to the Company as employees. Each founder was ascribed a particular number of the Company’s ordinary shares based on that founder’s ownership of Smart Share Holding.

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

For the year ended December 31, 2021, the total fair value of restricted shares vested were RMB6,607.

Upon the completion of IPO in April 2021, the 20,250,000 of unvested restricted shares owned by the founders of the Group were vested immediately according to the IPO vesting condition.

As of December 31, 2022 and 2023, there was not any unrecognized shared-based compensation expense related to restricted shares.

(b)	Smart Share CGY and Smart Share Brothers’ RSUs scheme (“RSUs scheme”)

As disclosed in Note 12, Smart Share CGY and Smart Share Brothers are solely owned by the founder of the Company and are the consolidated VIEs of the Company. Both Smart Share CGY and Smart Share Brothers were established to facilitate the adoption of an RSUs scheme on behalf of the Company. The RSUs scheme is administered by the board of directors of the Company and RSUs were granted to the Company’s employees and external consultants. All the ordinary shares of Smart Share CGY and Smart Share Brothers are authorized and issued to the founder to facilitate the adoption of the RSUs scheme.

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

The following table summarizes the Group’s RSUs activities:

	RSUs	Weighted Average
	Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2020	20,904,995	0.5415
Vested	(7,629,599)	0.4302
Forfeited	(861,193)	0.6266
Unvested at December 31, 2021	12,414,203	0.6037
Vested	(5,341,452)	0.5265
Forfeited	(713,418)	0.7401
Unvested at December 31, 2022	6,359,333	0.6531
Vested	(4,634,284)	0.5564
Forfeited	(533,145)	0.8737
Unvested at December 31, 2023	1,191,904	0.9304

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

The Company recognized share-based compensation expenses of RMB20,130, RMB17,878 and RMB10,499 related to RSUs in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, as agreed with the employees in connection with the vesting of their RSUs, the employees transferred 2,306,690, 91,860 and 52,610 vested RSUs to the Company respectively, of which the aggregated fair value was RMB21,848, RMB362 and RMB192 respectively on the dates of transfer. The fair value of the transferred shares was determined by the market prices on the dates of transfer and was equivalent to the individual income taxes that the employees were liable to for the vesting of RSUs and the Company would settle with the local tax authority on behalf of the employees. The Company recorded the withheld shares in treasury shares.

For the years ended December 31, 2021, 2022 and 2023, the total fair value of RSUs vested were RMB22,661 and RMB19,423 and RMB17,842, respectively.

As of December 31, 2022 and 2023, there were RMB17,413 and RMB3,599 of unrecognized shared-based compensation expenses related to the RSUs, which is expected to be recognized over a weighted-average period of 1.20 and 0.47 years.

(c)	Share Options

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

In August 2021, the Board approved the Company to grant share options and restricted shares to purchase up to 5,055,208 Class A ordinary shares under the 2021 Share Incentive Plan. Accordingly, as of December 31, 2021, the Company granted 5,009,222 share options. The Company didn’t grant any share options in 2022. In April and July 2023, the Board approved the Company to grant share options to purchase up to 832,236 Class A ordinary shares under the 2021 Share Incentive Plan. Accordingly, as of December 31, 2023, the Company granted 809,416 share options.

Share options granted under the 2021 Incentive Plan have a contractual term of ten years from the stated grant date and are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share-based awards generally vest 25% upon the first anniversary of the vesting commencement date, and 25%, 25% and 25% in following years thereafter.

The following table summarizes the Group’s option activities:

		Weighted	Weighted
		Average	Average
		Grant	Remaining	Aggregate
	Share	Date Fair	Contractual	Intrinsic
	Option	Value	Life	Value
		US$	In years
Outstanding as of December 31, 2020	—	—	—	—
Granted	5,009,222	1.4350	—	—
Forfeited	(228,624)	1.4350	—	—
Outstanding as of December 31, 2021	4,780,598	1.4350	9.64	21,945
Exercised	(55,960)	1.4350	—	—
Forfeited	(451,726)	1.4350	—	—
Outstanding as of December 31, 2022	4,272,912	1.4350	8.64	16,667
Granted	809,416	0.5247	—	—
Exercised	(76,454)	1.4350	—	—
Cancelled	(7,585)	1.4350	—	—
Forfeited	(355,012)	1.2410	—	—
Outstanding as of December 31, 2023	4,643,277	1.2911	7.91	7,909
Vested and expected to vest as of December 31, 2023	4,643,277	1.2911	7.91	7,909
Exercisable as of December 31, 2023	2,024,660	1.4350	7.64	3,448

The Group uses binomial option-pricing model determine fair value of the share-based awards. No share options were granted during the year ended December 31, 2022.

The estimated fair value of each option granted during the years ended December 31, 2021 and 2023 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year ended December 31,
	2021	2023
Exercise price (US$)	0.01	0.01
Fair value of the ordinary share on the date of option grant (US$)	1.445	0.488 - 0.555
Expected volatility	62.97%	84.47% - 84.82%
Risk-free interest rate (per annum)	1.25%	3.48% - 3.84%
Expected dividend yield	—	—
Exercise multiple	2.2	2.2
Contractual term (in years)	10	10
Expected forfeiture rate (post-vesting)	5.24%	5.24%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. As of December 31, 2023, the Group had never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any recurring dividend payments in the foreseeable future. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Contractual term is the contract life of the options.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB3,936, RMB10,367 and RMB9,840 for share options granted in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, there was RMB26,456 and RMB16,719 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.64 and 2.12 years, respectively.

15. Income/(Loss) per share

Basic income/(loss) per share and diluted income/(loss) per share have been calculated in accordance with ASC 260 Earnings per share for the years ended December 31, 2021, 2022 and 2023 as below:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(124,615)	(711,240)	87,741
Less: Accretion on convertible redeemable preferred shares to redemption value	(4,729,719)	—	—
Less: deemed dividend to the shareholders	(104,036)	—	—
Net (loss)/income attributable to ordinary shareholders - basic and diluted	(4,958,370)	(711,240)	87,741
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	406,567,584	518,307,406	519,802,240
Net (loss)/income per share - basic and diluted	(12.20)	(1.37)	0.17

For the years ended December 31, 2021, 2022 and 2023, the effects of all outstanding RSUs and share options have been excluded from the computation of diluted (loss)/income per share as their effects would be antidilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net (loss)/income per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31,
	2021	2022	2023
Shares issuable upon vesting of RSUs	10,723,068	490,148	2,188,603
Shares issuable upon vesting of share options	2,821,137	—	4,615,980
Total	13,544,205	490,148	6,804,583

16. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
People Better Limited ("People Better")	A shareholder with significant influence over the Group
ZMI	Subject to common significant influence by one of the Company's directors

The Group had the following balances with the major related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Long-term prepayments to a related party
Long-term prepayments to ZMI (a)	71	—
Amounts due to related parties - non-current
Due to the Nominee Shareholders of Shanghai Zhixiang (Note 1)	1,000	1,000
(a)	It represents the balance prepaid for power banks and cabinets purchase, which are non-current assets.

The Group had the following transaction with the major related parties:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchase of power banks and cabinets from ZMI	154,127	18,306	—

17. Commitments and contingencies

(a)    Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of cabinets and power banks. As of December 31, 2022 and 2023, capital commitments relating to purchase of cabinets and power banks were approximately RMB109,638 and nil, respectively.

(b)    Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2022 and 2023, the Group is not a party to any material legal or administrative proceedings.

18. Restricted net assets

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

As of December 31, 2022 and 2023, the total restricted net assets of the Group’s subsidiaries and consolidated VIE incorporated in PRC and subjected to restriction amounted to approximately RMB1,294,247 and RMB1,434,186, respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Group may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Group’s subsidiaries and consolidated VIE to satisfy any obligations of the Group.

19. Subsequent events

On March 11, 2024, the Company’s board of directors approved a special cash dividend of US$0.015 per ordinary share, or US$0.03 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 31, 2024, U.S. Eastern Time, payable in U.S. dollars. The Company expects the total amount of cash to be distributed for the dividend to be approximately US$8 million, which will be funded by surplus cash on the Company’s balance sheet.

20. Condensed financial information of the parent company

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of December 31, 2022 and 2023.

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

Condensed balance sheets

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current Assets:
Cash and cash equivalents	5,390	1,390
Prepayments and other current assets	802	433
Total current assets	6,192	1,823
Non-current Assets:
Investment in subsidiaries	1,136,046	1,221,703
Amounts due from related parties	1,545,429	1,569,611
Total non-current assets	2,681,475	2,791,314
Total assets	2,687,667	2,793,137
LIABILITIES, AND SHAREHOLDER’S EQUITY
Current Liabilities:
Salary and welfare payable	104	106
Accruals and other current liabilities	8,897	7,470
Amounts due to related parties	24,918	24,918
Total current liabilities	33,919	32,494
Non-current Liabilities:
Other non-current liabilities	12,443	6,986
Total Non-current liabilities	12,443	6,986
Total liabilities	46,362	39,480
Shareholder’s equity:
Class A ordinary shares (par value of US$0.0001, 535,052,809 and 535,052,809 shares authorized, 452,898,177 and 452,898,177 shares issued, and 444,390,065 and 445,176,595 shares outstanding as of December 31, 2022 and 2023, respectively)	296	296
Class B ordinary shares (par value of US$0.0001, 73,973,970 and 73,973,970 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	51	51
Treasury shares (8,508,112 and 7,721,582 shares as of December 31, 2022 and 2023, respectively)	(6,816)	(5,549)
Additional paid-in capital	11,786,482	11,791,570
Statutory reserves	16,593	16,593
Accumulated other comprehensive income	163,928	182,824
Accumulated deficit	(9,319,229)	(9,232,128)
Total shareholders’ equity	2,641,305	2,753,657
Total liabilities, and shareholders’ equity	2,687,667	2,793,137

Condensed statements of comprehensive (loss)/income

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	(6,163)	(7,859)	(7,762)
Other operating income	3,946	5,379	5,620
Loss from operations	(2,217)	(2,480)	(2,142)
Interest and investment income	547	104	10
Foreign exchange gains, net	25	—	2,921
Equity in (loss)/income of subsidiaries and the VIEs	(122,970)	(708,864)	86,952
(Loss)/income before income tax expense	(124,615)	(711,240)	87,741
Net (loss)/income	(124,615)	(711,240)	87,741
Accretion of convertible redeemable preferred shares	(4,729,719)	—	—
Deemed dividend of preferred shareholders	(104,036)	—	—
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(4,958,370)	(711,240)	87,741
Net (loss)/income	(124,615)	(711,240)	87,741
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(150,267)	112,372	18,896
Total comprehensive (loss)/income	(274,882)	(598,868)	106,637
Accretion of convertible redeemable preferred shares	(4,729,719)	—	—
Deemed dividend of preferred shareholders	(104,036)	—	—
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(5,108,637)	(598,868)	106,637

Condensed statements of cash flows

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating activities with external parties	23,705	(5,559)	(9,575)
Net cash generated from/(used in) operating activities	23,705	(5,559)	(9,575)

Investments in subsidiaries	(1,048,953)	—	—
Loans to subsidiaries	(1,300,477)	(31,394)	—
Loans repaid by subsidiaries	—	—	19,255
Investing activities with external parties	—	920	—
Net cash (used in)/generated from investing activities	(2,349,430)	(30,474)	19,255

Financing activities with external parties	1,679,515	(19,734)	(13,697)
Net cash generated from/(used in) financing activities	1,679,515	(19,734)	(13,697)

Effect of foreign exchange rate changes on cash and cash equivalents	(17,475)	2,078	17

Net decrease in cash and cash equivalents	(663,685)	(53,689)	(4,000)
Cash and cash equivalents at beginning of year	722,764	59,079	5,390
Cash and cash equivalents at end of year	59,079	5,390	1,390