Form 20-F
period 2024-12-31
Smart Share Global Ltd
filed 2025-04-28
CIK 1834253

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

433,108,521 Class A ordinary shares, par value US$0.0001 per share, and 73,973,970 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

☒

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADRs” refers to the American depositary receipts that may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;
●	“available-for-use power banks” as of a certain date refers to the number of power banks in circulation on that day;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan; we currently do not conduct any business in Hong Kong; however, in the event that we decide to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to our operations in Hong Kong;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Energy Monster,” “we,” “us” and “our” refers to Smart Share Global Limited, our Cayman Islands holding company, and its subsidiaries;
●	“in circulation” in the context of “a power bank is in circulation for a day” refers to the power bank being stored in a POI’s cabinet or in the possession of a user during the course of utilizing our mobile device charging service for that day;
●	“number of mobile device charging orders” refers to the total number of completed orders placed by registered users of our mobile device charging business under both the direct model and the network partner model for a given period, without any adjustment for orders that may qualify for discounts or incentives;
●	“number of POIs” refers to the total number of unique locations whose proprietors (location partners) have entered into contracts with us or our network partners as of a certain date with at least one cabinet assigned to the location;
●	“offline network” refers to the collective network formed through our cabinets which are placed at location partners. Our cabinets are used to charge and store power banks, and serve as a point of contact for users to access our mobile device charging services;
●	“online network” refers to our user base who access our service through online portals such as mini programs, as well as our cabinets and power banks that are connected to the internet;
●	“our company” refers to Smart Share Global Limited;
●	“registered users” refers to users who have agreed to register their mobile phone numbers with us via our mini programs, and we calculate the number of cumulative registered users at a certain date by the number of unique mobile phone numbers that have been registered with us;
●	“RMB” and “Renminbi” refers to the legal currency of China;
●	“Shanghai Zhixiang” refers to Shanghai Zhixiang Technology Co., Ltd., with which we maintain contractual arrangements;

●	“Smart Share International Limited” refers to our intermediary holding company, a private company limited by shares incorporated in Hong Kong, that does not conduct any business operation. It directly owns our PRC subsidiaries, Tianhui WFOE, Zhihui WFOE, Zhixiang Investment WFOE, and Zhixiang WFOE;
●	“Tianhui WFOE” refers to Tianhui New Energy (Hefei) Co., Ltd.;
●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States;
●	“VIE” refers to Shanghai Zhixiang, a variable interest entity;
●	“WFOEs,” which stands for “wholly foreign-owned entities,” refers to Zhihui WFOE, Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui WFOE;
●	“Zhihui WFOE” refers to Zhihui (Hefei) Technology Co., Ltd.;
●	“Zhixiang Investment WFOE” refers to Zhixiang Investment Co., Ltd.; and
●	“Zhixiang WFOE” refers to Zhixiang Technology (Shanghai) Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government regulates its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Smart Share Global Limited is not a PRC operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations in China directly, but through (i) our PRC subsidiaries and (ii) the VIE in China with which we maintain contractual arrangements. PRC laws and regulations impose certain restrictions on foreign ownership in entities that provide value-added telecommunication services, with certain exceptions. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to conduct the business operations of the VIE. For the years ended December 31, 2022, 2023 and 2024, revenues contributed by the variable interest entities in China were 0.0%, 0.0% and 0.0% of our total revenues, respectively. For the years ended December 31, 2022, 2023 and 2024, third-party revenues contributed by the variable interest entities were RMB0.01 million, RMB0.01 million and RMB0.02 million (US$0.003 million), respectively, and the inter-company service charges by the variable interest entities to WFOEs were RMB2.6 million, RMB3.0 million and nil, respectively. We previously terminated the variable interest entity that had no significant operations, and as a result, Shanghai Zhixiang is the only VIE with which we currently maintain contractual arrangements. As used in this annual report, “we,” “us” and “our” refer to Smart Share Global Limited and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the United States Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 or 2023 and do not expect to be so identified after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, or the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

We conduct our business through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of March 31, 2025, our PRC subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are necessary for our business operations in China, namely, (i) business license, (ii) the value-added telecommunication business license, (iii) the Hi-Tech Enterprise Certificate, (iv) the Filing Certificate for Classified Protection of Information System Security, (v) the Radio Transmission Equipment Type Approval Certificate, (vi) the Food Operation License, (vii) the Liquor Retail License (viii) the Liquor Wholesale License and (ix) the Production Safety Permit , and have not been denied such licenses and permits. As advised by our PRC legal counsel, Commerce & Finance Law Offices, (i) as of March 31, 2025, except for the risks as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability,” each of the PRC subsidiaries and the VIE has obtained all necessary licenses and permits as required by Chinese authorities to conduct its business in the manner described in this annual report; (ii) under the current PRC laws, regulations and rules, as of the date of this annual report, our future offshore offering or listing in an overseas market will be subject to the filing requirements of the China Securities Regulatory Commission, or the CSRC; and (iii) under the current PRC laws, regulations and rules, as of the date of this annual report, the PRC subsidiaries and the VIE are not required by the Cyberspace Administration of China, or the CAC, to go through cybersecurity review in connection with our company’s issuance of securities to foreign investors.  However, our PRC legal counsel has also advised us that there may be uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

Cash Flows through Our Organization

We have established controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. We have implemented a cash management policy that dictates how funds are transferred between Smart Share Global Limited, our subsidiaries, the VIE or investors, for purposes of establishing good internal control over cash management. Under our cash management policy, cash is managed by the treasury department of our company, and each transfer of cash between Smart Share Global Limited and a subsidiary or the VIE is subject to internal approval. The treasury department monitors the inter-company transfer of funds based on the projected annual cash flow statements of our company, our subsidiaries and the VIE. The treasury department also prepares funds reports regularly, analyzes funds usage and verifies and reports events that lead to major fluctuations in funds to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash inflows of our company were primarily generated from the proceeds we received from our public offerings of ADSs and other financing activities. Smart Share Global Limited transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Smart Share Global Limited and its subsidiaries control the variable interest entities through contractual arrangements, Smart Share Global Limited and its subsidiaries are not able to make direct capital contribution to the variable interest entities. However, Smart Share Global Limited and its subsidiaries may transfer cash to the variable interest entities by loans or by making payment to the variable interest entities for inter-group transactions. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries or the VIE by the PRC government to transfer cash. In 2022, 2023 and 2024, Smart Share Global Limited, through its intermediate holding company, provided capital contribution of RMB297.1 million, RMB245.0 million and nil, respectively, to its subsidiaries in China. For details of capital contribution from Smart Share Global Limited to its subsidiaries, see the “investments in subsidiaries” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” In 2022, 2023 and 2024, Smart Share Global Limited did not provide loans to its subsidiaries in China. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between our company and our PRC subsidiaries and the variable interest entities, no subsidiaries paid dividends or made other distributions to Smart Share Global Limited, and no dividends or distributions were paid or made to U.S. investors. In March 2024, our board of directors approved a special cash dividend of US$0.015 per ordinary share, or US$0.03 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the special dividend was US$7.7 million, which was funded by surplus cash on our balance sheet.

Pursuant to the Exclusive Business Cooperation Agreement between our wholly-owned PRC subsidiary and the respective variable interest entity and its shareholders, the amount of consultancy and service fees should be mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the variable interest entity. However, our WFOE may adjust the standard of consultancy and service fees according to the amount and content of services provided. According to the existing VIE agreements, for the years ended December 31, 2022, 2023 and 2024, the amount of consultancy and service fees paid by variable interest entities to WFOEs were RMB6.5 million, RMB1.3 million and nil, respectively. For details of the amount of consultancy and service fees paid by variable interest entities to WFOEs, see “intercompany payments from service charge” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” In 2022, 2023 and 2024, our subsidiaries in China did not provide loans to the variable interest entities. In 2022, 2023 and 2024, our subsidiaries in China paid RMB14.6 million, RMB13.3 million and RMB13.0 million (US$1.8 million), respectively, to the variable interest entities for intra-group transactions. For details of the amount paid by our subsidiaries to the variable interest entities, see “intercompany receipts from service charge” in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities.” If there is any amount payable to relevant WFOEs under the VIE agreements, the variable interest entities will settle the amount accordingly. For details of the financial position, cash flows and results of operations of the variable interest entities, see the selected condensed consolidated financial information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to the Variable Interest Entities,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and the consolidated financial statements commencing on page F-1, included in this annual report on Form 20-F.

As a Cayman Islands holding company, Smart Share Global Limited may receive dividends from its PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. Smart Share International Limited, which directly owns our PRC subsidiaries, Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui WFOE, is incorporated in Hong Kong. However, if Smart Share International Limited is not considered to be the beneficial owner of the dividends paid to it by Zhixiang Investment WFOE, Zhixiang WFOE and Tianhui WFOE under the tax circulars promulgated in February 2009 and February 2018, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

A.[Reserved]

The following selected consolidated statements of operations data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheet data as of December 31, 2023 and 2024, and selected consolidated statements of cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their respective subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

The following table presents our selected consolidated statements of operations data for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Selected Consolidated Statements of Operations Data:
Revenues(1)
Mobile device charging	2,813,619	2,869,215	1,384,695	189,702
Photovoltaic (“PV”) business	—	50,995	479,850	65,739
Others	24,571	38,437	29,875	4,093
Total revenues	2,838,190	2,958,647	1,894,420	259,534
Cost of revenues(1)(2)(3)	(573,235)	(1,206,191)	(1,090,787)	(149,437)
Gross profit	2,264,955	1,752,456	803,633	110,097
Research and development expenses(2)	(90,655)	(91,461)	(82,882)	(11,355)
Sales and marketing expenses(2)(3)	(2,715,132)	(1,506,600)	(623,867)	(85,469)
General and administrative expenses(2)(3)	(113,771)	(128,036)	(150,196)	(20,577)
Other operating income/(loss)(3)	9,972	(25,908)	(17,856)	(2,446)
Loss/(income) from operations(3)	(644,631)	451	(71,168)	(9,750)
Interest and investment income	52,389	117,247	112,976	15,478
Interest expense to third parties	(31,282)	(4,228)	—	—
Foreign exchange gains/(losses), net	3,787	(3,255)	(3,767)	(516)
Other (loss)/income, net	(413)	63	169	23
Loss/(income) before income tax expense(3)	(620,150)	110,278	38,210	5,235
Income tax expense(3)	(110,603)	(21,534)	(51,744)	(7,089)
Net (loss)/income(3)	(730,753)	88,744	(13,534)	(1,854)
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited(3)	(730,753)	88,744	(13,534)	(1,854)
Net (loss)/income(3)	(730,753)	88,744	(13,534)	(1,854)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	112,372	18,896	19,777	2,709
Total comprehensive (loss)/income(3)	(618,381)	107,640	6,243	855
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited(3)	(618,381)	107,640	6,243	855

Notes:

(1)

Starting from the second quarter of 2023, we have reported revenue streams in two categories—mobile device charging and others, to reflect the updates under the network partner model. In 2024,we reported revenue streams in three categories—mobile device charging, PV business and others. We have also reclassified the comparative period presentation to conform to current period classification.

(2)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Share‑based compensation expenses:
General and administrative expenses	21,383	15,757	15,257	2,090
Research and development expenses	1,679	1,141	1,221	167
Sales and marketing expenses	4,983	3,328	3,244	444
Cost of revenues	200	113	59	8
Total	28,245	20,339	19,781	2,709

(3)

In connection with the preparation of our unaudited financial results for the three months ended September 30, 2024, we discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. None of the errors had a material impact on previously issued annual financial statements as of and for the years ended December 31, 2022 and 2023 taken as a whole. The financial information as of and for the years ended December 31, 2022 and 2023 have been revised to correct the errors. See Note 21 to our consolidated financial statements included elsewhere in this annual report for details.

The following table presents our selected consolidated balance sheet data as of December 31, 2022, 2023 and 2024.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	948,773	588,644	787,375	107,870
Restricted cash	14,608	173,246	92,331	12,649
Short-term investments	2,091,198	2,541,889	2,131,738	292,047
Accounts receivable, net(1)	16,482	268,743	283,167	38,794
Inventory	1,051	106,530	118,288	16,205
Contract assets	—	—	259,518	35,554
Prepayments and other current assets(1)	226,463	339,251	276,768	37,917
Total current assets(1)	3,298,575	4,018,303	3,949,185	541,036
Property, equipment and software, net	886,460	322,806	139,425	19,101
Total non-current assets(1)	990,096	401,793	178,375	24,437
Total assets(1)	4,288,671	4,420,096	4,127,560	565,473
Financing payable — current	76,272	—	—	—
Accounts and notes payable(1)	817,245	767,669	563,432	77,190
Accruals and other current liabilities	268,007	336,959	345,478	47,330
Total current liabilities(1)	1,449,141	1,486,443	1,244,184	170,452
Financing payable — non-current	32,281	—	—	—
Total non-current liabilities	223,458	204,226	226,855	31,079
Total liabilities(1)	1,672,599	1,690,669	1,471,039	201,531
Total shareholders’ equity(1)	2,616,072	2,729,427	2,656,521	363,942
Total liabilities and shareholders’ equity(1)	4,288,671	4,420,096	4,127,560	565,473

Note:

(1)

In connection with the preparation of our unaudited financial results for the three months ended September 30, 2024, we discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. None of the errors had a material impact on previously issued annual financial statements as of and for the years ended December 31, 2022 and 2023 taken as a whole. The financial information as of and for the years ended December 31, 2022 and 2023 have been revised to correct the errors. See Note 21 to our consolidated financial statements included elsewhere in this annual report for details.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Net cash generated from/(used in) operating activities	708,142	416,499	(205,669)	(28,177)
Net cash (used in)/generated from investing activities	(1,023,997)	(598,535)	419,581	57,482
Net cash used in financing activities	(78,454)	(27,956)	(99,204)	(13,591)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	42,095	7,501	3,108	427
Net (decrease)/increase in cash, cash equivalents and restricted cash	(352,214)	(202,491)	117,816	16,141
Cash, cash equivalents and restricted cash at the beginning of the year	1,336,595	984,381	781,890	107,118
Cash, cash equivalents and restricted cash at the end of the year	984,381	781,890	899,706	123,259

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities including those which had no significant operations, nor any material assets or liabilities, and other entities for the periods and/or as of the dates presented.

Selected Condensed Consolidated Statement of Operations Data Information

	For the Year Ended December 31, 2024
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	1,184,512	709,892	16	—	1,894,420
Inter-company service charge(1)	—	787	281,621	—	(282,408)	—
Third-party costs and expenses	(9,146)	(873,824)	(1,055,332)	(9,430)	—	(1,947,732)
Inter-company costs and expenses(1)	—	(281,621)	(787)	—	282,408	—
Other operating income/(loss)	5,760	4,114	(22,996)	(4,734)	—	(17,856)
Loss from subsidiaries and variable interest entities(2)	(10,523)	(105,568)	(14,147)	—	130,238	—
Income from non-operations	375	70,304	38,698	1	—	109,378
(Loss)/income before income tax expense	(13,534)	(1,296)	(63,051)	(14,147)	130,238	38,210
Less: Income tax expense	—	(9,227)	(42,517)	—	—	(51,744)
Net loss	(13,534)	(10,523)	(105,568)	(14,147)	130,238	(13,534)
Net loss attributable to ordinary shareholders	(13,534)	(10,523)	(105,568)	(14,147)	130,238	(13,534)

	For the Year Ended December 31, 2023
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	875,009	2,083,629	9	—	2,958,647
Inter-company service charge(1)	—	—	43,007	15,200	(58,207)	—
Third-party costs and expenses(6)	(7,762)	(783,638)	(2,136,698)	(4,190)	—	(2,932,288)
Inter-company costs and expenses(1)	—	(55,207)	(3,000)	—	58,207	—
Other operating income/(loss)(6)	5,620	476	(25,861)	(6,143)	—	(25,908)
Income/(loss) from subsidiaries and variable interest entities(2)(6)	87,955	(15,507)	4,877	—	(77,325)	—
Income from non-operations	2,931	69,136	37,759	1	—	109,827
Income before income tax expense(6)	88,744	90,269	3,713	4,877	(77,325)	110,278
Less: Income tax expense(6)	—	(2,314)	(19,220)	—	—	(21,534)
Net income/(loss)(6)	88,744	87,955	(15,507)	4,877	(77,325)	88,744
Net income/(loss) attributable to ordinary shareholders(6)	88,744	87,955	(15,507)	4,877	(77,325)	88,744

	For the Year Ended December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest			Consolidated
	Company	Subsidiaries	Beneficiary	Entities		Eliminations	Total

	RMB
	(In thousands)
Third-party revenues	—	632,115	2,206,064	11		—	2,838,190
Inter-company service charge (1)	—	—	35,788	2,554	(a)	(38,342)	—
Third-party costs and expenses(6)	(7,859)	(789,529)	(2,685,390)	(10,015)		—	(3,492,793)
Inter-company costs and expenses(1)	—	(35,788)	(2,554)	—		38,342	—
Other operating income/(loss)(6)	5,379	1,665	4,494	(1,566)		—	9,972
Loss from subsidiaries and variable interest entities(2)(6)	(728,377)	(572,340)	(9,008)	—		1,309,725	—
Income/(loss) from non-operations	104	28,741	(4,372)	8		—	24,481
Loss before income tax expense(6)	(730,753)	(735,136)	(454,978)	(9,008)		1,309,725	(620,150)
Less: Income tax credit/(expense)(6)	—	6,759	(117,362)	—		—	(110,603)
Net loss(6)	(730,753)	(728,377)	(572,340)	(9,008)		1,309,725	(730,753)
Net loss attributable to ordinary shareholders(6)	(730,753)	(728,377)	(572,340)	(9,008)		1,309,725	(730,753)

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

	As of December 31, 2024
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,265	743,587	42,323	200	—	787,375
Restricted cash	—	86,731	5,600	—	—	92,331
Short-term investments	—	1,047,816	1,083,922	—	—	2,131,738
Accounts receivable, net	—	280,078	3,089	—	—	283,167
Inventory	—	57,214	61,074	—	—	118,288
Prepayments and other current assets	—	43,825	232,914	29	—	276,768
Contract assets	—	259,518	—	—	—	259,518
Amounts due from intercompany(3)	—	1,393,228	1,552,456	505,336	(3,451,020)	—
Total current assets	1,265	3,911,997	2,981,378	505,565	(3,451,020)	3,949,185
Non-current assets:
Long-term restricted cash	—	—	20,000	—	—	20,000
Property, equipment and software, net	—	35,751	103,674	—	—	139,425
Right-of-use assets, net	—	4,773	4,041	—	—	8,814
Other non-current assets	—	1,397	6,357	—	—	7,754
Deferred tax assets, net	—	2,382	—	—	—	2,382
Investments in subsidiaries(2)	1,189,842	670,064	—	—	(1,859,906)	—
Investments in variable interest entities(2)	—	—	134,671	—	(134,671)	—
Amounts due from intercompany (long-term) (3)	1,498,194	—	—	—	(1,498,194)	—
Total non-current assets	2,688,036	714,367	268,743	—	(3,492,771)	178,375
Total assets	2,689,301	4,626,364	3,250,121	505,565	(6,943,791)	4,127,560
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	—	321,843	241,589	—	—	563,432
Salary and welfare payable	108	32,146	93,043	1,144	—	126,441
Tax payable	—	45,999	157,556	3,987	—	207,542
Current portion of lease liabilities	—	438	853	—	—	1,291
Accruals and other current liabilities	7,496	68,503	269,466	13	—	345,478
Amounts due to intercompany(3)	23,852	1,459,049	1,602,369	365,750	(3,451,020)	—
Total current liabilities	31,456	1,927,978	2,364,876	370,894	(3,451,020)	1,244,184
Non-current lease liabilities	—	4,359	926	—	—	5,285
Amount due to related parties — non-current	—	—	1,000	—	—	1,000
Amounts due to intercompany (long-term) (3)	—	1,498,194	—	—	(1,498,194)	—
Other non-current liabilities	1,324	5,991	213,255	—	—	220,570
Total non-current liabilities	1,324	1,508,544	215,181	—	(1,498,194)	226,855
Total liabilities	32,780	3,436,522	2,580,057	370,894	(4,949,214)	1,471,039
Shareholder’s equity:
Ordinary shares	—	723,185	1,133,965	1,000	(1,858,150)	—
Class A ordinary shares	296	—	—	—	—	296
Class B ordinary shares	51	—	—	—	—	51
Treasury shares	(45,812)	—	—	—	—	(45,812)
Additional paid-in capital	11,752,684	1,106,711	41,434	69,975	(1,218,120)	11,752,684
Statutory reserves	17,057	464	16,026	566	(17,056)	17,057
Accumulated other comprehensive income/(loss)	202,601	(129,630)	—	—	129,630	202,601
(Accumulated deficit)/retained earnings	(9,270,356)	(510,888)	(521,361)	63,130	969,119	(9,270,356)
Total shareholders’ equity(2)	2,656,521	1,189,842	670,064	134,671	(1,994,577)	2,656,521
Total liabilities and shareholders’ equity	2,689,301	4,626,364	3,250,121	505,565	(6,943,791)	4,127,560

	As of December 31, 2023
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,390	73,429	513,718	107	—	588,644
Restricted cash	—	72,916	100,330	—	—	173,246
Short-term investments	—	1,767,358	774,531	—	—	2,541,889
Accounts receivable, net(6)	—	504	268,239	—	—	268,743
Inventory	—	24,290	82,240	—	—	106,530
Prepayments and other current assets(6)	433	418	334,346	4,054	—	339,251
Amounts due from intercompany(3)	—	1,160,132	1,246,297	594,166	(3,000,595)	—
Total current assets(6)	1,823	3,099,047	3,319,701	598,327	(3,000,595)	4,018,303
Non-current assets:
Long-term restricted cash	—	—	20,000	—	—	20,000
Property, equipment and software, net	—	37,568	285,238	—	—	322,806
Right-of-use assets, net	—	4,932	11,421	—	—	16,353
Other non-current assets(6)	—	2,612	17,851	6	—	20,469
Deferred tax assets, net(6)	—	9,490	12,675	—	—	22,165
Investments in subsidiaries(2)(6)	1,197,473	770,347	—	—	(1,967,820)	—
Investments in variable interest entities(2)	—	—	148,046	—	(148,046)	—
Amounts due from intercompany (long-term)(3)	1,569,611	—	—	—	(1,569,611)	—
Total non-current assets(6)	2,767,084	824,949	495,231	6	(3,685,477)	401,793
Total assets(6)	2,768,907	3,923,996	3,814,932	598,333	(6,686,072)	4,420,096
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable(6)	—	126,983	640,686	—	—	767,669
Salary and welfare payable	106	22,246	120,570	731	—	143,653
Tax payable(6)	—	82,761	139,999	8,003	—	230,763
Current portion of lease liabilities	—	456	6,943	—	—	7,399
Accruals and other current liabilities	7,470	32,084	297,392	13	—	336,959
Amounts due to intercompany(3)	24,918	882,827	1,651,310	441,540	(3,000,595)	—
Total current liabilities(6)	32,494	1,147,357	2,856,900	450,287	(3,000,595)	1,486,443
Non — current lease liabilities	—	4,570	3,071	—	—	7,641
Amount due to related parties — non-current	—	—	1,000	—	—	1,000
Amounts due to intercompany (long-term) (3)	—	1,569,611	—	—	(1,569,611)	—
Other non-current liabilities	6,986	4,985	183,614	—	—	195,585
Total non-current liabilities	6,986	1,579,166	187,685	—	(1,569,611)	204,226
Total liabilities(6)	39,480	2,726,523	3,044,585	450,287	(4,570,206)	1,690,669
Shareholder’s equity:
Ordinary shares	—	723,185	1,133,965	1,000	(1,858,150)	—
Class A ordinary shares	296	—	—	—	—	296
Class B ordinary shares	51	—	—	—	—	51
Treasury shares	(5,549)	—	—	—	—	(5,549)
Additional paid-in capital	11,791,570	1,086,930	36,148	69,203	(1,192,281)	11,791,570
Statutory reserves	16,593	—	16,026	566	(16,592)	16,593
Accumulated other comprehensive income/(loss)	182,824	(112,740)	—	—	112,740	182,824
(Accumulated deficit)/retained earnings(6)	(9,256,358)	(499,902)	(415,792)	77,277	838,417	(9,256,358)
Total shareholders’ equity(2)(6)	2,729,427	1,197,473	770,347	148,046	(2,115,866)	2,729,427
Total liabilities and shareholders’ equity(6)	2,768,907	3,923,996	3,814,932	598,333	(6,686,072)	4,420,096

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	(790)	(12,230)	—	13,020	—
Intercompany receipts from service charge(4)	—	—	—	13,020	(13,020)	—
Intercompany payment for purchase of goods	—	—	(445)	—	445	—
Intercompany receipts from purchase of goods	—	445	—	—	(445)	—
Operating activities with external parties	(8,714)	(145,624)	(38,404)	(12,927)	—	(205,669)
Net cash (used in)/generated from operating activities	(8,714)	(145,969)	(51,079)	93	—	(205,669)
Loans to Group companies	—	—	(563,259)	—	563,259	—
Loans repaid by subsidiaries	107,758	—	—	—	(107,758)	—
Other investing activities	—	371,368	48,213	—	—	419,581
Net cash generated from/(used in) investing activities	107,758	371,368	(515,046)	—	455,501	419,581
Borrowings under loan from Group companies	—	563,259	—	—	(563,259)	—
Borrowings under loan repaid to Group companies	—	(107,758)	—	—	107,758	—
Other financing activities	(99,204)		—	—	—	(99,204)
Net cash (used in)/generated from financing activities	(99,204)	455,501	—	—	(455,501)	(99,204)

	For the Year Ended December 31, 2023
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(13,310)	(1,305)	14,615	—
Intercompany receipts from service charge(4)	—	—	1,305	13,310	(14,615)	—
Operating activities with external parties	(9,575)	(108,855)	546,917	(11,988)	—	416,499
Net cash (used in)/generated from operating activities	(9,575)	(108,855)	534,912	17	—	416,499
Loans to Group companies	—	—	(159,203)	—	159,203	—
Loans repaid by subsidiaries	19,255	—	—	—	(19,255)	—
Other investing activities	—	(218,094)	(380,441)	—	—	(598,535)
Net cash generated from/(used in) investing activities	19,255	(218,094)	(539,644)	—	139,948	(598,535)
Borrowings under loan from Group companies	—	159,203	—	—	(159,203)	—
Borrowings under loan repaid to Group companies	—	(19,255)	—	—	19,255	—
Other financing activities	(13,697)	—	(14,259)	—	—	(27,956)
Net cash (used in)/generated from financing activities	(13,697)	139,948	(14,259)	—	(139,948)	(27,956)

	For the Year Ended December 31, 2022
			WFOEs as	Variable
	The Parent	Other	Primary	Interest		Consolidated
	Company	Subsidiaries	Beneficiary	Entities	Eliminations	Total

	RMB
	(In thousands)
Intercompany payments from service charge(4)	—	—	(14,600)	(6,500)	21,100	—
Intercompany receipts from service charge(4)	—	—	6,500	14,600	(21,100)	—
Intercompany payment for purchase of goods	—	(11,605)	—	—	11,605	—
Intercompany receipt for sales of goods	—	—	11,605	—	(11,605)	—
Operating activities with external parties	(5,559)	(255,444)	977,761	(8,616)	—	708,142
Net cash (used in)/generated from operating activities	(5,559)	(267,049)	981,266	(516)	—	708,142
Investments in subsidiaries(5)	—	(133,601)	—	—	133,601	—
Loans to Group companies	(31,394)	(9,814)	(167,240)	—	208,448	—
Other investing activities	920	(369,545)	(655,372)	—	—	(1,023,997)
Net cash used in investing activities	(30,474)	(512,960)	(822,612)	—	342,049	(1,023,997)
Capital contribution from Group companies (5)	—	—	133,601	—	(133,601)	—
Borrowings under loan from Group companies	—	198,634	9,814	—	(208,448)	—
Other financing activities	(19,734)	—	(58,720)	—	—	(78,454)
Net cash (used in)/generated from financing activities	(19,734)	198,634	84,695	—	(342,049)	(78,454)

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(3)	It represents the elimination of intercompany balances among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(4)	It represents the cash flows between our subsidiaries and the variable interest entities for intercompany service charges.
(5)	It represents the cash flows of capital injections as well as cash transfers among our company, other subsidiaries, primary beneficiary of variable interest entities, and variable interest entities.
(6)

In connection with the preparation of our unaudited financial results for the three months ended September 30, 2024, we discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. None of the errors had a material impact on previously issued annual financial statements as of and for the years ended December 31, 2022 and 2023 taken as a whole. The financial information as of and for the years ended December 31, 2022 and 2023 have been revised to correct the errors. See Note 21 to our consolidated financial statements included elsewhere in this annual report for details.

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

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	Our relatively limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our relatively limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date” on page 22.
●	We operate in a highly competitive industry, and our competitors may compete more effectively than we can. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We operate in a highly competitive industry, and our competitors may compete more effectively than we can, which could adversely affect our results of operations and financial condition” on page 22.
●	Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for our services or put price pressure on our services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for mobile device charging services or put price pressure on such services, which may materially and adversely affect our results of operations, financial condition and business prospects” on page 23.
●	We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future” on page 23.
●	We are subject to a variety of costs, risks and uncertainties in executing our growth strategies, and our results of operations and business prospects could be materially and adversely affected as a result. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of costs, risks and uncertainties in executing our growth strategies, and our results of operations and business prospects could be materially and adversely affected as a result” on page 23.
●	Our strategic shift towards the network partner model may not be successful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our strategic shift towards the network partner model may not be successful” on page 24.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our company is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 47.
●	We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” on page 49.

●	The VIE or its shareholders may fail to perform their obligations under our contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 49.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations” on page 52.
●	While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries or the VIE by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—While this may apply to other jurisdictions, the changes, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” on page 52.
●	The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 53.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 53.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 54.
●	The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The filing with the China Securities Regulatory Commission is required and approval of other PRC governmental authorities may be required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 54.

Risks Relating to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 63.
●	There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs” on page 64.

●	If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs” on page 64.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on page 65.

Risks Relating to Our Business and Industry

Our relatively limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date.

We commenced our commercial operations in 2017 and have a relatively limited operating history. The growth in our revenues had been slowing down since our initial public offering in 2021 and we experienced a decline in our revenues in 2022 due to the impact of COVID-19 on our operation. Our revenues slightly increased from 2022 to 2023 due to the general recovery in offline foot traffic in China and decreased from 2023 to 2024 primarily due to the decrease in revenues generated under the direct model as part of our overall strategy of shifting towards the network partner model. Therefore, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to resume growth, or avoid any further decline in the future, for a number of possible reasons, some of which are beyond our control, including natural disasters or virus outbreaks, decreasing consumer spending, increasing competition, declining growth or contraction of our overall market or industry, the emergence of alternative business models or new technologies, changes in rules, regulations and government policies or general economic conditions.

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

The mobile device charging service industry is competitive with a number of large-scale participants that may possess more resources that we do. We currently compete with a variety of competitors from different industry backgrounds or potential competitors which may enter into the industry in the future. Intensified competition may result in pricing pressures or reduce our financial margins, which may impede our ability to continue to expand our POI coverage through both the network partner and direct operation model and to increase our revenues and may cause us to lose market share. Any of such factors could significantly harm the results of our operations. In addition, higher incentives and better business terms offered by competitors may push us to decrease the take rate of our mobile device charging solution to network partners and increase the level of incentive fees to location partners, which could harm our future profitability.

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

We had incurred a net loss of RMB13.5 million (US$1.9 million) in 2024, a net income of RMB88.7 million in 2023, and a net loss of RMB730.8 million in 2022. Our net income in 2023 was primarily attributable to the general recovery in offline foot traffic in China during 2023.

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

We plan to further grow our business by actively capturing expansion opportunities in existing and new markets primarily via the network partner model, expanding our key account network, improving operational excellence, enhancing our technology capabilities, strengthening our brand, pursuing strategic alliances and investment opportunities and exploring new business initiatives. We face risks and uncertainties in executing these strategies, and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our POI coverage in existing and new markets, we will face the challenges inherent in working with a large number of new location partners, network partners and key accounts efficiently and in establishing and maintaining mutually beneficial relationships with our existing and new location partners, network partners and key accounts. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business prospects may be materially and adversely affected.

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

Lastly, we have explored and plan to continue to explore new business initiatives by expanding to new product categories or industries in China. For instance, we entered into the renewable energy sector by launching our services as an engineering, procurement and construction (EPC) contractor in distributed photovoltaic projects starting in 2023. In 2024, we further expanded our renewable energy business, which generated revenue of RMB479.9 million (US$65.7 million) in 2024. Any of such new business initiatives will be conducted through our wholly-owned subsidiaries in China, which may require us to obtain the requisite approvals or licenses from governmental authorities or subject us to risks and uncertainties with respect to such new industries. In particular, our new business may involve collaboration with large state-owned enterprises, which could result in longer payment cycles and weaker bargaining power, thereby increasing operational and financial risks. Additionally, the laws, regulations, and policies governing these new industries are unfamiliar to us and may change frequently, requiring a longer period for us to adapt and comply. In addition, due to the difference between the new initiatives and our mobile device charging service, we may not benefit much from our established brand and operating experience in pursuing these new business initiatives, and our new business initiatives may not yield the results or benefits that we expect, rendering our investment into the new business initiative a potential suboptimal use of resource or resulting in significant losses or harm to our liquidity.

Our strategic shift towards the network partner model may not be successful.

Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation. As a result of this overall strategy of shifting towards the network partner model, the number of POIs operated and revenues generated under the direct model decreased significantly in 2024. Although we believe the strategic shift has significantly reduced the fixed costs and operational expenses traditionally associated with the direct model, enabling us to embrace a more flexible operation model and a lighter asset-based operation framework amid a relatively softer consumption environment, we may not be able to fully execute this strategy as we have relatively little experience in this new business model. There can be no assurance that such strategic shift could result in the benefits as expected, and our business, results of operations and financial condition could be materially and adversely affected if our strategic shift towards the network partner model is not successful.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending in China, particularly in high-foot-traffic locations where our mobile charging services are offered. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on the products that we offer, including, among other things:

●	general economic and industry conditions;
●	disposable income of consumers;
●	discounts and promotions offered by our competitors;
●	negative reports and publicity about the mobile device charging service industry;
●	unemployment levels;
●	minimum wages and personal debt levels of consumers;
●	consumer confidence in future economic conditions;
●	fluctuations in the financial markets;
●	outbreak of viruses or widespread illness; and
●	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cutbacks may result in reduced demand for our products and services. Reduced demand also may require increased sales and marketing expenses or shift in the pricing of our mobile device charging service. Adverse economic conditions and any related decrease in consumer demand for our products and services could have a material adverse effect on our business, financial condition and results of operations. Negative economic conditions may limit consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. The growth rate of the Chinese economy has been slowing down since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Several factors have adversely impacted a global economy already weakened by the pandemic, including higher-than-expected inflation worldwide, supply chain disruptions and pressures, rising energy prices and further negative spillovers from the global conflicts. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our revenues are affected by the pricing levels of our mobile device charging services. As power banks, portable chargers and similar products continue to become increasingly more affordable to own and easier to carry around due to technological advancements and economies of scale relative to the cost of using our service, it may make directly buying such mobile device charging products a more economic and convenient choice compared to renting power banks regularly for consumers. Although consumers can also conveniently purchase power banks from us, there is no guarantee that they will prefer our power banks, which may have been used, over new power banks from direct retailers of power banks. In addition, we may need to shift the pricing levels of our mobile device charging service to maintain and grow our user base if purchasing mobile device charging products becomes even less costly in the future. We may be unable to adapt to the sensitivity in the pricing of our services in a timely manner or unable to implement a large-scale shift in the pricing of our services, which generally require the consent of our location or network partners. As a result, the increasing affordability and portability of consumer mobile device charging products may materially and adversely affect our ability to retain and attract users and to shift the pricing levels of our mobile device charging service, and consequently our results of operations, financial condition and business prospects.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, distribute or market our products and services, which could make it more difficult for us to operate our business. Additionally, we may receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us, and we may be involved in intellectual property right infringement claims or disputes. We had been and may in the future be involved in intellectual property lawsuits alleging that certain components of our power banks or cabinets contain designs or other elements that infringe upon another party’s patents or other intellectual property rights. We have taken measures to avoid infringing on other parties’ patents or other intellectual property rights. For example, we have entered into procurement agreements with MFi authorized manufacturers. However, we cannot assure you that there will not be intellectual property infringement claims against us for the power banks without Mfi-certified cables that were purchased in the past. Defending against intellectual property infringement claims or trying to reach a settlement on these claims may divert significant management time and financial resources, and we cannot guarantee we will be successful in such defense or getting a favorable settlement. If we are found to have infringed on the intellectual property rights of third parties, we may be subject to substantial monetary penalties, and we may also be barred from using certain designs or components in our power banks or cabinets, which may make us incur substantial expenses on redesigning and remanufacturing our power banks or cabinets. Consequently, our financial condition may deteriorate, and our business operation may also be interrupted. Intellectual property-related negative publicity, with or without merits, may also harm our brand image and reputation.

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

We offer mobile device charging solutions to third-party network partners, including software and system service, billing and settlement service, customer call center service and other services in connection with mobile device charging services. Maintaining the relationship with existing network partners and attracting new network partners to use our services are critical to our business and results of operations. However, we may not be able to maintain our relationship with network partners due to a number of factors, some of which are beyond our control. For example, if our services fail to meet our network partners’ expectations, our network partners may choose not to continue to use our services. In addition, we may also be unable to continually offer competitive terms or appealing functions to our network partners. As a result, our network partners may not be effectively motivated to purchase more power banks and cabinets or maintain business relationship with us. In addition, we may not be able to attract a sufficient number of new network partners, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

If our network partners do not satisfactorily fulfill their responsibilities and commitments, our brand image and results of operations could be materially harmed.

We believe consumers expect the same quality of our products regardless of whether the power banks they use are directly managed by us or our network partners. To ensure that network partners operate successfully and comply with our business standards, we provide them with business intelligence and a comprehensive training program. See “Item 4. Information on the Company—B. Business Overview—Our Operational Expertise—Network partner management.” However, we cannot assure you that we will be successful in monitoring power bank and cabinet operation by network partners and detecting any and all inconsistencies with our brand image or values or noncompliance with the provisions of our agreements by them. Our network partners may fail to set a reasonable price for mobile device charging services consistent with market and consumption standards, and may also breach other provisions of the agreements with us or otherwise engage in illegal actions or misconducts. See “—Illegal actions, misconducts or non-compliance incidents by our location partners, network partners and other business partners, or any failure by them to provide satisfactory products or services, could materially and adversely affect our business, reputation, financial condition and results of operations.” Our network partners may also fail to replace or repair unusable cabinets and power banks, and may also be unable to consistently perform routine checkups on the supply of power bank in their cabinets. Any deviation by our network partners from our operational and service quality standards could, among other things, diminish the overall experience delivered to consumers, negatively affect our brand reputation or demands for our products and services.

If we are unsuccessful in retaining and attracting location partners and network partners, including key accounts, to deploy our products, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new location partners and network partners, including key accounts, to deploy our products and services and to retain existing location partners and network partners. Our growth strategies in this regard encompass expanding coverage of location partners and network partners in both new and existing markets and entering into partnerships with more key accounts. Our ability to acquire, train and maintain new and existing network partners will be driven by the comprehensiveness of our mobile device charging solution offering. If we are not successful in either retaining our existing location partners, network partners and key accounts or attracting new location partners, network partners and key accounts to deploy our products and services, our POI coverage may stagnate or decline, our efforts at retaining existing users and attracting new users may be significantly impeded and our competitors may instead benefit from our loss and convert our location partners, network partners and users to their service. With such consequences, our revenues could decrease, and we may not be able to expand our business base as planned, which could have a materially adverse effect on our business, financial condition and results of operations.

We may be subject to risks of non-compliance with government regulations, including price controls and competition investigation, which could adversely affect our reputation, business and results of operations.

The PRC government has shown significant interest in implementing cost containment programs to limit the growth of customer costs in the sharing economy, including price controls. In June 2021, the State Administration for Market Regulation, or the SAMR, held an administrative guidance meeting, requiring several sharing economy companies, including us, to clarify pricing rules and strictly enforce transparent pricing, among other requirements. Our pricing mechanisms were determined to be market-based and in compliance with the government regulations and were not required to take any adjustment measures. If any new PRC regulation is enacted to limit the pricing of our services in the future, the shift in the pricing of our mobile devices may adversely affect our reputation, POI network, and financial and operating results. In addition, we may face other market regulations imposed by government regulations in the future, which could adversely affect our reputation, business and results of operations.

If we are unable to anticipate and accommodate consumer preferences in a timely manner or otherwise fail to deliver a satisfactory consumer experience, our business may be materially and adversely affected.

The success of our operations depends on our ability to continually offer quality services as well as visually appealing and quality products that are attractive to consumers. Consumer preferences differ across and within each of the markets where we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate trends of service model and products that will appeal to existing and potential consumers. There can be no assurance that our existing products and services will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our collaboration with brand partners for the purpose of producing trendy product designs also may not meet the tastes and preferences of consumers to the extent that we expected. In particular, as we expand into new markets, we may not be able to offer products and services that sufficiently appeal to local consumers due to our lack of understanding of local cultures and lifestyles. In addition, an increase in the number of cumulative registered users does not necessarily indicate an increase in revenue or scale of business if we are unable to deliver a satisfactory consumer experience. Given that our products are in constant use and that their lifespan is determined by cumulative usage, both we and our network partners may fail to replace or repair them in a timely manner, which may negatively impact consumer experience. Our failure to anticipate, identify or react to these particular preferences could adversely affect our financial performance and our profitability.

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

In recent years, we have decided to expand our products and services to overseas markets. Although our international operation is at an initial stage and currently does not constitute a meaningful part of our business, it may result in increased costs and subjects us to a variety of risks, including operational risks due to lack of familiarity with the overseas markets, increased competition, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations.

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

Data Security

●	In June 2021, the Standing Committee of the National People’s Conference promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply for a cybersecurity review by the Cybersecurity Review Office before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and while it may apply to other jurisdictions, the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In September 2024, the CAC released the Regulations on the Network Data Security Management, which took effect in January 2025. The regulations provide that network data processors refer to individuals or organizations that, during their network data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with such regulations, network data processors shall apply for a national security review for carrying out network data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, such regulations require that a network data processor that processes “important data” must conduct an annual network data security assessment by itself, and submit the assessment report to the provincial cybersecurity department or above each year.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibit collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Conference promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

●	In June 2022, the CAC amended the Administrative Provisions on Information Services of Mobile Internet Application Programs, which came into effect on August 1, 2022, which further emphasize that mobile internet app providers shall not compel users to agree to processing of their personal information out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations on the Network Data Security remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process as to its impact on our business. If the Cybersecurity Review Measures and the Regulations on the Network Data Security mandate a cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow any future listings that we may pursue, subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

We also cooperate with third-party providers for fixing cabinets and power banks. If these third parties fail to deliver their service in a timely and high-quality manner, it could disrupt our supply chain, leading to potential shortages or delays. Additionally, inadequate repair services may result in increased operational costs. Furthermore, prolonged or recurring service issues could negatively impact user satisfaction and trust, potentially damaging our brand reputation.

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

Our technology systems rely on software that is highly technical and complex. In addition, our technology systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in miscalculation of revenues and expenses, negative experience to users, disruptions and deoptimization of the operation of our power bank cabinets, unintended leakage of confidential information of users, network partners, locations partners or other business partners, compromise in our ability to provide effective customer service and exploitation of loopholes by malicious hackers. These consequences could cause damage to our reputation, misrepresentation of our financial results, loss of users or business partners, or direct economic loss to us.

If we fail to manage our products and warehouses effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of power banks effectively. We depend on our business intelligence system to analyze product use patterns to make purchase decisions and to manage our products and warehouses. Demand for products, however, can change significantly between the time when the products are ordered and the date by which we target to distribute them. Demand may be affected by seasonality, new product launches from competitors, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not rent our products in the quantities that we expect. With the increase in network partner contribution, we may be unable to accurately estimate demand for cabinets and power banks, both overestimating and underestimating of demand may negatively affect the results of operations. As we plan to continue expanding our POI coverage, we may store more products and thus may lease more warehouse space, which will make it more challenging for us to manage our products and warehouses effectively and will put more pressure on our warehousing system and potentially increase the cost of logistics and warehousing.

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

Our industry-leading warehousing and logistics management capabilities enable us to handle large numbers of power banks and cabinets daily. We implement a dynamic warehousing system that changes based on our hardware, which is determined by our predicted power bank and cabinet needs. Our hardware management system enables us to see in precise detail the locations and numbers of our devices, and our business intelligence system makes predictions of future power bank and cabinet needs. We also conduct regular meetings with local business development personnel and network partners to further gauge their needs for power banks and cabinets. We are therefore able to conduct refined just-in-time hardware management, decreasing our warehousing costs. We currently lease warehouses with varying sizes to achieve flexibility in our storage cost. We also store some of the raw materials and components that we source from our suppliers. If any accidents, including conflagrations, were to occur, causing damage to our finished products or our warehouses, our ability to supply products on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of our supply chain depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as outbreak of viruses, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our business, financial condition or results of operations.

Our pricing policies may negatively affect our results of operations.

Our results of operations are affected by the pricing of our services and products charged by us and our network partners. Our revenues are affected by the pricing levels of our mobile device charging services and the sale price of our power banks. Our ability to raise the pricing levels of our mobile device charging services depends on our pricing strategy based on user insight, as well as our ability to increase the number of POIs and available-for-use power banks. We adopt a dynamic pricing strategy for our mobile device charging services, setting higher suggested prices for areas with higher purchase power and more foot traffic. However, our suggested pricing strategy may not be adopted by our location and network partners, which may result in the reduced demand for our services. We cannot guarantee that we will be able to maintain or increase our pricing levels in the future without adversely affecting the demand for our mobile device charging services.

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

We have identified material weaknesses in our internal control over financial reporting and have revised previously issued financial statements and corrected previously announced unaudited interim financial information. These material weaknesses may impair our ability to accurately report our financial results or prevent fraud in the future, and investor confidence and the market price of our ADSs may be adversely impacted.

As a public company in the United States, our company is subject to the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024, due to material weaknesses identified. In addition, once our company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that we do not maintain effective internal control over financial reporting at a reasonable assurance level. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an opinion that is adverse or a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, since we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In addition, during the year ended December 31, 2024, we identified three additional material weaknesses in our internal control over financial reporting relating to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to appropriately identify and separately assess the expected credit losses of financial assets with different risk profiles; (ii) our company’s lack of controls designed to ensure completeness of business operation system-generated information used in preparation of journal entries; and (iii) our company’s lack of sufficient design and effective implementation and monitoring of the measures to remediate identified material weaknesses.

As a result of the material weaknesses identified above, in connection with the preparation of our unaudited financial results for the three months ended September 30, 2024, we discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. Consequently, we have revised our previously issued financial statements as of and for the years ended December 31, 2022 and 2023 and we had also corrected our previously announced unaudited interim financial information for all the interim periods in the years ended December 31, 2022 and 2023 and in the six months ended June 30, 2024. We assessed the effects of the corrections and none of the errors had a material impact on previously issued annual financial statements as of and for the years ended December 31, 2021, 2022 and 2023 taken as a whole. We assessed the effects of the corrections in previously announced unaudited interim financial information for the prior periods affected and determined that they were material to the unaudited consolidated balance sheets as of March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 and the unaudited consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023, June 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, for the six months ended June 30, 2023 and June 30, 2024 and for the nine months ended September 30, 2023, but are not material to any of the other prior unaudited interim financial information. See Note 21 and Note 22 to our consolidated financial statements included elsewhere in this annual report for details. The identified material weaknesses could result in future errors in our financial statements.

Following the identification of the material weaknesses, we have taken measures and plan to take further measures to remediate these deficiencies. However, such measures have not been fully implemented and we concluded that the material weaknesses and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2024. See “Item 15. Controls and Procedures-Changes of Internal Control over Financial Reporting.” We cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer more material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of December 31, 2024, we leased approximately six premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. It is also likely that the construction of such leased properties was not in line with zoning laws or local construction planning and such properties may be ordered by government authorities to be demolished. In addition, our use of certain leased properties does not comply with the approved use stipulated in the title certificates of such properties. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

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

We maintain certain insurance policies to safeguard against various risks and unexpected events associated with our business and operations, including all-risk property insurance covering our products and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance as required by rules and regulation in China, including general care and work-related injury insurance, for our employees. Additionally, we provide group accident insurance for our employees and supplementary medical insurance for certain of our management, R&D and other professional personnel. We have purchased product liability insurance in mainland China and Hong Kong, covering any claims against us that arises out of defaults of our hardware. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in January 2021, which we refer to as the 2021 Share Incentive Plan, which amended and restated any share incentive plan we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of those survived awards remain unchanged and continue to be effective and binding under the 2021 Share Incentive Plan. We previously issued a total of 46,566,250 to two of our shareholding vehicles, Smart Share CGY Holding Limited and Smart Share Brothers Holding Limited, for the purpose of granting share incentive awards. These ordinary shares were transferred back to our company as our treasury shares and form the initial pool of ordinary shares that can be issued under the 2021 Share Incentive Plan upon the completion of our initial public offering. As of March 31, 2025, there were options to acquire 22,093,940 Class A ordinary shares outstanding under the 2021 Share Incentive Plan. For the years ended December 31, 2022, 2023 and 2024, we recorded RMB28.2 million, RMB20.3 million and RMB19.8 million (US$2.7 million) in share-based compensation expenses, respectively.

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

Our company, the VIE and investors in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and consequently, the business, financial condition and results of operations of our PRC subsidiaries, the VIE and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the VIE which contributed immaterial third-party revenues in 2024. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in value-added telecommunication services, or if the PRC government otherwise finds that we, the VIE or any of our PRC subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F the fiscal year ended December 31, 2022 or 2023 and do not expect to be so identified after we file this annual report on Form 20-F.

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

Furthermore, according to the Negative List promulgated by the Ministry of Commerce, and the National Development and Reform Commission, or the NDRC, that became effective on November 1, 2024, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the authorities of the State when listing and trading overseas and we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the approval or complete the filings and other regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

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

We have used reasonable efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to timely complete the foreign exchange registrations and the changes and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

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

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs.

On January 5, 2025, our board of directors received a preliminary non-binding proposal letter from Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai, Mr. Peifeng Xu, Mr. Victor Yaoyu Zhang, and Ms. Maria Yi Xin (the “Buyer Group”), to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs that are not already beneficially owned by the Buyer Group for a proposed purchase price of US$0.625 per ordinary share or US$1.25 per ADS in cash. On January 6, 2025, our board of directors formed a special committee consisting of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu, to evaluate and consider the non-binding proposal. On January 21, 2025, the special committee retained its advisors, including Kroll, LLC as its independent financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel in connection with the review and the evaluation of the proposed going-private transaction. As of the date of this annual report, no decisions have been made by the special committee with respect to our response to the proposed going-private transaction. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the proposed going-private transaction, or that the proposed going-private transaction or any other similar transaction will be approved or consummated.

The going-private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the Buyer Group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase the volatility of the trading price of our ADSs.

If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.

Our ADSs were previously listed on the Nasdaq Global Select Market. On June 22, 2023, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of our ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. In response, we applied to transfer the listing of our ADSs from the Nasdaq Global Select Market to the Nasdaq Capital Market, which was approved by Nasdaq on December 20, 2023. We regained compliance with the minimum bid price requirement for continued listing in May 2024.

On August 7, 2024, we received another notification letter from Nasdaq, indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of our ADSs had been below US$1.00 per share for more than 30 consecutive business days. Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), we were given an initial period of 180 calendar days, or until February 3, 2025, to regain compliance with the minimum bid price requirement. On January 31, 2025, we received a notification from Nasdaq confirming that the closing bid price of our ADSs had been at US$1.00 per share or higher for the previous 10 consecutive business days, and this matter was closed.

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

Mr. Mars Guangyuan Cai, our chairman and chief executive officer, Mr. Peifeng Xu, our director and president, and Mr. Victor Yaoyu Zhang, our chief marketing officer, beneficially owned all of our issued Class B ordinary shares. As of March 31, 2025, these Class B ordinary shares constituted 14.6% of our total issued and outstanding share capital and 63.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As of March 31, 2025, Mr. Mars Guangyuan Cai and Mr. Peifeng Xu beneficially owned 33.9% and 23.7% of the aggregate voting power of our company, respectively. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Although we declared a special dividend in March 2024 and paid the dividend in June 2024, the amount, timing, and whether or not we will distribute dividends in the future at all is entirely at the discretion of our board of directors. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of December 31, 2024, we had 433,108,521 Class A ordinary shares and 73,973,970 Class B ordinary shares issued and outstanding, among which 123,643,028 Class A ordinary shares were in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs and ordinary shares, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of income.

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

As we are listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the Nasdaq Stock Market: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members on our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. We have relied on home country practice in not having the majority of our board of directors composed of independent directors and did not hold an annual meeting of shareholders for 2024. We may choose to follow other home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

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

On January 5, 2025, our board of directors received a preliminary non-binding proposal letter from Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai, Mr. Peifeng Xu, Mr. Victor Yaoyu Zhang, and Ms. Maria Yi Xin (the “Buyer Group”), to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs that are not already beneficially owned by the Buyer Group. On January 6, 2025, our board of directors formed a special committee consisting of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu, to evaluate and consider the proposed going-private transaction. As of the date of this annual report, no decisions have been made by the Special Committee with respect to our response to the proposed going-private transaction.

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

B.Business Overview

We are a consumer tech company providing mobile device charging services through an extensive online and offline network. We provide service through our power banks, placed in POIs operated by our location partners, such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Through our mini programs, users rent our power banks to carry with them when they use our service, and they can return the power banks at any of our POIs. As of December 31, 2024, we had a network of approximately 1,279,900 POIs covering more than 2,200 out of the approximate 2,850 counties and county-level districts in China. We had approximately 333.7 million, 391.5 million and 439.9 million cumulative registered users as of December 31, 2022, 2023 and 2024, respectively. In addition, the number of mobile device charging orders was 552.8 million, 656.4 million and 574.0 million in 2022, 2023 and 2024, respectively.

We leverage advanced proprietary technologies and big-data analytics capabilities to facilitate seamless transactions, optimize hardware management and obtain valuable user insights. As of December 31, 2024, our system actively monitored and processed data from a network of approximately 9.6 million power banks. Our hardware is manufactured under industry-leading quality and safety protocols by top-tier assembly partners, with raw materials and components sourced from renowned suppliers.

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

We operate our business through the direct model and network partner model. We typically utilize a combination of both models to ensure comprehensive coverage of POIs with the direct model focusing on KAs and network partners focusing on general coverage. We deploy business development personnel for the expansion, management and maintenance of POIs under our direct model, incentivized by a well-designed and ever-evolving evaluation system. We provide mobile device charging solutions to network partners, including specialized training and support service, software and system service, billing and settlement service, customer call center service and other services.

Starting from January 2024, as part of our strategic shift from the direct model to the network partner model, we started transferring our directly operated POIs to network partners. We managed the pace of the strategic shift with precision in order to facilitate a smooth transition between the models. Following the transition, network partners directly enter into agreements with the location partners and are responsible for the maintenance of cabinets and power banks used to provide mobile device charging services to users. As of December 31, 2024, approximately 100% of our POIs are under the network partner model, marking the completion of the strategic transition. Our direct model now primarily focuses on national and regional KAs.

Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation. As a result of this overall strategy of shifting towards the network partner model, the number of POIs operated and revenues generated under the direct model decreased significantly in 2024. We believe this strategic shift has significantly reduced the fixed costs and operational expenses traditionally associated with the direct model, enabling us to obtain embrace a more flexible operation model and a lighter asset-based operation framework amid a relatively softer consumption environment.

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

Our proven business models have allowed us to rapidly expand while achieving market-leading efficiency, despite having a relative short operating history in a fast-evolving industry. Furthermore, we may pursue new business initiatives from time to time to leverage our existing capabilities and to expand our product and service offerings. For instance, we entered into the renewable energy sector by launching our services as an engineering, procurement and construction (EPC) contractor in distributed photovoltaic projects starting in 2023. Our renewable energy services provide a comprehensive, one-stop solution for the identification, construction, delivery, and maintenance of residential photovoltaic assets. We collaborate with entities seeking to own green energy assets, managing the entire process from planning to execution. Under this model, green asset owners define technical specifications and geographical parameters for their projects. Based on these criteria, we engage local partners to identify suitable residences and develop photovoltaic systems. Our renewable energy service offering include material procurement, system supervision throughout the construction phase, and ongoing maintenance of completed photovoltaic installations. In 2024, we further expanded our renewable energy business, which generated revenue of RMB479.9 million (US$65.7 million) in 2024.

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

Who we benefit

Users.

●	Reliable. We utilize advanced hardware management technologies, high-quality raw materials and components sourcing, and a well-designed supply chain management protocol to ensure the quality of our hardware. We strive to ensure that our cabinets are always online, with power banks fully charged and slots available for users to return power banks.
●	Accessible. With our extensive network covering every province of China, users can easily access one of our cabinets at approximately 1,279,900 POIs in more than 2,200 counties and county-level districts in China as of December 31, 2024. Our accessibility provides users with the peace of mind of not having to worry about their mobile devices running out of battery power.
●	Visible. Our unique placement strategy, as well as our highly distinguishable brand and name, make our products highly visible and easy to find. Our visibility eases users’ anxiety of not being able to find returning locations when they are on the go. Users can borrow and return our power banks at any of our cabinets and also have the option to keep the power banks.

Location partners.

●	Value-added services. Mobile device charging service is becoming a value-added yet necessary service to location partners. Our reliable and visible devices attract more customers to our location partners, conveniently meeting their customers’ need to recharge mobile devices.
●	User insights. We accumulate valuable user insights from our proprietary real-time hardware management technologies and business intelligence system. We are able to leverage insights on user behavior to advise location partners on operational improvement, as well as to provide them with client relationship management systems, or CRM, and location-based service capabilities.
●	Monetary incentive. We provide a source of additional income to our location partners for hosting our cabinets by paying them incentive fees, including entry fees and commissions based on certain percentages of the revenues generated by the hardware placed at their POIs.

IP partners.

●	Consumer reach. We collaborate with IP partners to initiate campaigns either through our mini programs or customized power banks. Our campaigns sometimes involve offline activities that promote our partners’ brands and products. Our extended and targeted user reach provides extensive channels for our IP partners to reach mass audiences.
●	Brand reputation. Our brand is widely associated with youthfulness and trendiness. By collaborating with us, our IP partners can boost their brand images and awareness among a coveted demographic in China.

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

Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners under the network partner model. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation. As a result of this overall strategy of shifting towards the network partner model, the number of POIs operated and revenues generated under the direct model decreased significantly in 2024. We believe this strategic shift has significantly reduced the fixed costs and operational expenses traditionally associated with the direct model, enabling us to obtain embrace a more flexible operation model and a lighter asset-based operation framework amid a relatively softer consumption environment.

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

Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation. As of December 31, 2022, 2023 and 2024, approximately 53%, 73% and approximately 100% of POIs were operated through the network partner model, respectively.

Our contracts with network partners generally have fixed terms, and can be terminated if either party is unable to fulfill its obligations. Our network partners are entitled to decide whether or not to engage in similar arrangements with other mobile device charging service providers. As we expand, we continue to attract and work with network partners.

Direct operation

Under our direct model, we negotiate with location partners directly. We collect fees from users via payment portals, and settle commissions with location partners according to the respective contracts. As of December 31, 2022, 2023 and 2024, approximately 47%, 27% and less than 1% of POIs were operated through our direct operation, respectively.

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

In the second quarter of 2022, we launched the network partner program under the direct model in order to give our direct model business development personnel an alternative avenue to effectively increase our coverage network. Because our direct model business development personnel are locally based and have extensive relationships with location partners within their region of coverage, they also accumulate relationships with potential network partners as well. Notably, their understanding of the regional competitive environment in conjunction with their ability to deploy either the direct model or the network partner model could enable us to more flexibly increase our market presence. This program continues to be widely popular among our direct model business development personnel and a driver for our network coverage expansion. Starting from January 2024, as part of our strategic shift from the direct model to the network partner model, we started transferring our directly operated POIs to network partners. We managed the pace of the strategic shift with precision in order to facilitate a smooth transition between the models. Following the transition, network partners directly enter into agreements with the location partners and are responsible for the maintenance of cabinets and power banks used to provide mobile device charging services to users. As of December 31, 2024, approximately 100% of our POIs are under the network partner model, marking the completion of the strategic transition.

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

Robust network partner management

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

One-stop solution. We provide integrated and convenient mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. We have a specialized network partner management team, together with our localized business development personnel, to provide all-around support and assistance to network partners.

Competitive terms. We offer competitive and transparent terms to our network partners. We have years of experience designing and procuring industry-leading cabinets and power banks, and have systematically scaled down the cost of procurement, allowing our network partners to purchase our cabinets at market competitive rates.

Hands-on training. When new network partners join Energy Monster’s ecosystem, we provide them with a comprehensive and specialized training based on their level of experience with mobile device charging services. In addition, we systematically conduct regular and ad hoc training to network partners to provide operational data insight, new devices training and new software feature tutorials.

Data-driven support. Similar to our business development personnel, we provide network partners with access to our proprietary business intelligence system. With real-time data analytics, network partners are able to see the status and performance of each and every single cabinet and its connected power banks, which enables our network partner to successfully grow their operation.

We continue to reshape our network partner model based on the development of the industry in order to efficiently scale our mobile device charging network. During the year of 2022, we opened up all direct model regions to network partners in order to further extend our leading market share in existing regions. Since the second quarter of 2022, we launched a new program to achieve synergy between the direct model and the network partner model by allowing our direct model personnel to leverage their own network to identify and acquire new network partners. By leveraging the scale and existing capabilities of our direct model, we have drastically accelerated the pace of our network partner acquisition. As a result, the number of POIs under the network partner model increased to 53% as of the end of 2022, and further increased to 73% as of the end of 2023 and to approximately 100% as of the end of 2024. Starting in the second quarter of 2023, we have shifted the principal role of providing mobile device charging services from us to network partners. The ownership rights of cabinets and power banks under the network partner model, which were previously held by us, have been transferred to the network partners under the new arrangement. Under the new arrangement, we currently provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. Network partners continue to be responsible for the management of their own power banks and cabinets, business development, POI sourcing and contract negotiation.

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

Portability. Our power banks are easily portable, with a size of just 145.8*68.8*14.7 mm (approximately 5.7*2.7*0.6 inches) and weight of approximately 160g (5.6 oz), barely larger than a common mobile phone.

Quality and capacity. Our power banks have a battery capacity of 3.7V/5000mAh. Our power banks are made from raw materials and components that we source from top-tier suppliers, and manufactured by leading assembly partners in the industry. See “—Supply Chain.”

Safety. Safety of our users is of the utmost importance. We have obtained the certificate required by China’s Information Technology — General Specification for Portable Digital Equipment Used Power Bank, a strict standard that governs the quality of commercial power banks. We have also received the China Compulsory Certificate, as well as a number of other safety certificates from regulatory bodies and institutions such as State Radio Regulation of China and UL. We only use technologies that have been proven to be safe, such as 5000mAh battery cores. As of the date of this annual report, we had never had any material incident caused by quality issues of our products.

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

We continue to design and launch newer generations of cabinets. Based on the preference of our users, newer generations of cabinets feature redesigned bodies with a futuristic exterior design that visually differentiates our cabinets from those of our peers. We have also completely redesigned the inner parts of the new cabinets so that they can be more easily assembled for mass-production. In addition, we have updated the functionality and capabilities of our new cabinets from previous versions. In our latest generation of cabinets, we have introduced new features such as reverse powering of cabinet by using power banks as a power source and extreme weather control that allows our cabinets to function in temperature ranging from -30 to 50 degrees Celsius. We are able to continue adding on new features based on market needs while significantly reducing the cost per cabinet compared to the previous generation. The reduction in cost will increase asset efficiency for our company.

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

Our hardware and business intelligence system

Our operational efficiency is inseparable from our technology advantages, which provide us with immense user behavior data and insights. Because of our expansive operations, as of December 31, 2024, we had in circulation 9.6 million power banks. We have built a proprietary infrastructure to support the daily operation and management of our hardware, as standardized software cannot support our fast-changing business. Our hardware management system is connected to every power bank and cabinet. When our cabinets are online, we are able to manage and analyze data collected through our cabinets. Our hardware management system is also scalable and expandable, providing a platform for potential future business expansion.

Cabinet connectivity. All of our cabinets are equipped with our proprietary algorithms to detect their internet environment, and the cabinets change their connection methods to ensure optimal online rate. We also have both 2G and 4G cabinets to accommodate the varied internet connection strengths of different location partners and locations. We have also introduced Bluetooth connectivity to our cabinets, allowing users to return power banks to cabinets without cellular connection by using Bluetooth to verify the return of the power bank.

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

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers and business development personnel. We also face intense competition for the acquisition and retention of location partners, key accounts and network partners, along with pressure to offer competitive terms. The success of our growth strategy depends in part on our ability to retain existing personnel, recruit additional highly skilled employees and to acquire new location partners, key accounts, and network partners, while maintaining existing ones.

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

Our business has made a positive environmental impact by enabling the sharing of power banks and reducing the need for individual ownership. To promote public awareness of responsible use of electronic devices and enhance the utilization of power banks, we launched a new power bank sustainability campaign in March 2024 to recycle previously sold power banks and redeploy them to our mobile device charging service network. Through the earlier version of this campaign, we had collected and recycled more than 50 thousand power banks for reuse. As of December 31, 2024, 145 thousand power banks have been recycled cumulatively in our campaign.

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

Regulations Relating to Foreign Investment

Limited liability companies and joint stock companies established and operated in China are subject to the Company Law of the People’s Republic of China, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993 and became effective on July 1, 1994, and was subsequently revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively. The latest amended Company Law came into effect on July 1, 2024. The main amendments in the Company Law include improving a company’s establishment and exit system, optimizing a company’s organizational structure, detailing exercise of shareholder rights, perfecting a company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. Foreign - invested companies must comply with the Company Law, unless otherwise stipulated by foreign investment laws.

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

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access to foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. The Special Administrative Measures for Access of Foreign Investments (2024 Edition) was promulgated on September 6, 2024 and became effective on November 1, 2024, or the Negative List 2024, and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) was promulgated on December 27, 2020 and was amended on October 26, 2022 by the Ministry of Commerce and NDRC which became effective on January 1, 2023, which totally replaced the Catalog. According to the current regulations, any industry not listed in the Negative List 2024 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2024, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business and call center).

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

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, as amended on January 8, 2011 and revised by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which was released on December 6, 2024 and became effective on January 20, 2025. Under these Measures, the internet information service is categorized into commercial internet information services and non-commercial information internet services. The operators of non-commercial internet information services must file with responsible governmental authorities and operators of commercial internet information services in China must obtain a license for internet content provision, known as an ICP License, from the governmental authorities, and the provision of particular information services, such as news, publishing, and education must also comply with applicable laws and regulations and obtain the approvals from competent governmental authorities.

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

In September 2024, the CAC released the Regulations on the Network Data Security, which became effective on January 1, 2025. These regulations provide that network data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of network data processing. In accordance with the regulations, network data processors shall apply for a cybersecurity review for any network data processing activity that affects or may affect national security. In addition, these regulations require that network data processors that process “important data” must conduct an annual data security assessment by itself, and submit the assessment report to the provincial cybersecurity department or above each year.

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

Regulations Relating to Payment Services

According to Regulations on Supervision and Administration of Non-Bank Payment Institution, which were promulgated by the People’s Bank of China on December 9, 2023 and became effective on May 1, 2024 and the Detailed Implementing Rules for the Measures for the Supervision and Administration of Payment Services of Non-Bank Institution which were promulgated and became effective by the People’s Bank of China on July 9, 2024. Non-bank payment institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not alter, transfer, lease, or lend its Payment Business License. For any institution or individual that sets up the non-bank payment institution or engages, whether explicitly or otherwise, in payment services without the approval of the People’s Bank of China, the People’s Bank of China thereof shall order it to be dissolved and the illegal proceeds confiscated.

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

Patent

According to the Patent Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, the latest amendment took effect on June 1, 2021, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010, and December 11, 2023 respectively, the latest amendment took effect on January 1, 2024. The patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, and fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

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

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts and revised through SAFE Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment on December 4, 2023, or SAFE Circular 16. SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Administrative Regulations on Foreign Exchange and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by foreign invested enterprises shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the foreign invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by applicable laws and regulations; (ii) directly or indirectly used for securities investment or other investment management purposes (except for financial products with a risk rating of no higher than Level 2 and structured deposits) unless otherwise provided by applicable laws and regulations; (iii) used for granting loans to nonaffiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the purchase of real estate that is not for self-use (except for enterprises engaged in real estate development or real estate leasing operations).

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

D.Property, Plant and Equipment

Our headquarters is located in Shanghai, China, where we lease and occupy approximately 1,868 square meters as office space. We have also leased an aggregate of approximately 3,851 square meters of office spaces in most of the cities and counties where we have direct operations. Our leases properties in the PRC are primarily used for office, business and warehousing purposes. We lease our warehouses on a need-basis according to our hardware and operations. Our office lease agreements expire between 2025 and 2027.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report.

Revision on Previously Issued Financial Statements and Corrections on Previously Announced Unaudited Interim Financial Information

In connection with the preparation of its unaudited financial results for the three months ended September 30, 2024, we discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. The financial statements as of and for the years ended December 31, 2022 and 2023 have been revised to correct the errors.

We assessed the effects of the corrections in previously issued financial statements for the prior years affected and determined that they were not material to the financial statements as of and for the years ended December 31, 2021, 2022 and 2023.

We also assessed the effects of the corrections in previously announced unaudited interim financial information for the prior periods affected and determined that they were material to the unaudited consolidated balance sheets as of March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 and the unaudited consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023, June 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, for the six months ended June 30, 2023 and June 30, 2024 and for the nine months ended September 30, 2023, but are not material to any of the other prior unaudited interim financial information.

See Note 21, Revision on previously issued financial statements and Note 22, Corrections on previously announced unaudited interim financial information, for additional information and quantification of prior period revision impacts.

The financial information as of and for the years ended December 31, 2022 and 2023 in the following discussion of our financial condition and results of operations have been revised to correct the errors.

This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.Operating Results

Overview

We are a consumer tech company providing mobile device charging services through an extensive online and offline network. We provide service through our power banks, placed in points of interests, or POIs, and operated by our location partners, such as entertainment venues, restaurants, shopping centers, hotels and transportation hubs. Through our mini programs, users rent our power banks to carry with them when they use our service and can return the power banks at any of our POIs. As of December 31, 2024, we had a network of approximately 1,279,900 POIs covering more than 2,200 out of the approximate 2,850 counties and county-level districts in China.

We generate substantially most of our revenues from our mobile device charging services. We offer users mobile device charging service generally at a rate of between RMB1 to RMB2 per thirty-minute interval. Users usually pay a refundable deposit of RMB99 upon receiving our power banks, and pay usage fees when they return the power banks. The deposit is waived for users who have qualified credit scores at their digital wallet service providers, as assessed by these providers. We retain the deposit if the power banks are not returned after a certain period of time.

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

Our total revenue increased from RMB2,838.2 million in 2022 to RMB2,958.6 million in 2023 and decreased to RMB1,894.4 million (US$259.5 million) in 2024. We had incurred a net loss of RMB730.8 million in 2022, a net income of RMB88.7 million in 2023, and a net loss of RMB13.5 million (US$1.9 million) in 2024.

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

The number of POIs and available-for-use power banks are two important measures of our expansion and geographic coverage and, in turn, our ability to attract more users and location partners. As of December 31, 2022, 2023 and 2024, our power banks were available in approximately 997,000 POIs, approximately 1,233,900 POIs and 1,279,900 POIs, respectively, representing a growth rate of approximately 23.8% from 2022 to 2023 and approximately 3.7% from 2023 to 2024. As of December 31, 2022, 2023 and 2024, our available-for-use power banks were 6.7 million, 9.2 million and 9.6 million, respectively, representing a growth rate of 36.6% from 2022 to 2023 and 4.9% from 2023 to 2024. The increased scale of our POI and available-for-use power banks allows us to continue reaching more users, which in turn drive our mobile device charging orders, which increased by 18.7% from 552.8 million in 2022 to 656.4 million in 2023, and decreased by 12.6% to 574.0 million in 2024. As of December 31, 2022, 2023 and 2024, our services were available in approximately 1,800, 2,000 and 2,200 out of the approximate 2,850 counties and county-level districts in China.

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

We use incentive fee rate as a metric to track our mobile device charging service. Incentive fee rate in a given period is defined as the result of dividing the incentive fees to location partners and, under the former network partner model, to network partners, in the period by the revenues generated through the mobile device charging service in the same period. Incentive fee rates are impacted by industry competition, as we need to offer competitive packages to our location partners and network partners to ensure effective expansion and retention. Starting in the second quarter of 2023, under the new contractual arrangement of our network partner model, we ceased to provide incentive fees to our network partners. Instead, we started to (i) provide mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services and (ii) sell cabinets and power banks to network partners. Our incentive fee rates in 2022, 2023 and 2024 were 75.2%, 62.2% and 67.3%, respectively. The decrease in our incentive fee rates from 2022 to 2023 is mainly due to the cessation of provision of incentive fees to our network partners under the new contractual arrangement, under which we have recorded revenue derived from the provision of mobile device charging solution starting in the second quarter of 2023, and the general recovery in offline traffic in China resulting in a recovery in revenues. The increase in our incentive fee rates from 2023 to 2024 is mainly due to the general decrease in the revenue efficiency of our power banks due to the challenges in the consumption environment and general competition within the mobile device charging service industry.

In particular, under the direct model, incentive fees to location partners decreased from RMB1,135.1 million in 2022 to RMB584.8 million in 2023 and further decreased to RMB237.0 million in 2024. The decreases from 2022 to 2023 and from 2023 to 2024 were primarily due to the decrease in the number of POIs under the direct model in connection with our strategic shift towards network partner model.

As a contributor to the overall incentive fee rate, our overall commission rate, calculated by dividing the commissions paid to location partners and, under the former network partner model, to network partners, in a given period by revenues from mobile device charging service in the same period, to location partners and network partners decreased from 67.3% in 2022 to 57.6% in 2023 and further decreased to 48.6% in 2024. The decrease from 2022 to 2024 was primarily attributable to the decreases in commissions paid to network partners as a result of the change in the contractual arrangement with network partners and the decrease in commissions paid to location partners.

The entry fee rates for our direct model, calculated by dividing the entry fees paid to location partners in a given period by revenues from mobile device charging service revenue for the direct model operation, decreased from 13.8% in 2022 to 6.7% in 2023 and increased to 18.7% in 2024. The decrease from 2022 to 2023 was primarily attributable to the decreased use of fixed entry fees for new signings. The increase from 2023 to 2024 was primarily attributable to the general decrease in the revenue efficiency of our power banks due to the challenges in the consumption environment and general competition within the mobile device charging service industry. The following table sets forth the components of our incentive fees paid to location partners and, under the former network partner model, to network partners by amounts and percentages of our total incentive fees paid to location partners and network partners for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Incentive fees paid to location partners and network partners
Entry fees	218,909	10.6	71,376	7.3	66,037	9,047	27.8
Commissions	1,852,995	89.4	909,081	92.7	171,450	23,489	72.2
Total	2,071,904	100	980,457	100	237,487	32,536	100

We believe that our network effect and leading position in the number of POIs covered contributes to our ability to effectively negotiate with location partners, and our ability to control raw material and manufacturing costs enhances our ability to offer attractive incentive fee rates.

Effective control over material and manufacturing costs

A significant portion of our cost of revenues is the depreciation cost of our power banks and cabinets. We currently depreciate our power banks on a three-year basis, and our cabinets on a four- to five-year basis. Our ability to control our material and manufacturing costs significantly impacts our performance. We negotiate with all of our key material suppliers directly and have adopted a contract-based outsourcing model for the manufacturing of our devices. By directly negotiating, and sometimes directly procuring, materials from suppliers, we are able to optimize our procurement cost and ensure our product quality. We have also partnered with some of our assembly partners to design more intelligent and streamlined production processes in order to lower manufacturing costs. As a result of the new contractual arrangement with our network partners, starting in the second quarter of 2023, we have ceased to record cabinets and power banks under the network partner model as our proprietary assets. In 2022, 2023 and 2024, the depreciation costs of our cabinets and power banks as percentages of revenues generated from the mobile device charging service for the respective periods were 12.6%, 12.5% and 32.9%, respectively. The depreciation costs of our cabinets and power banks as percentages of revenues generated from the mobile device charging service were relatively stable for 2022 and 2023. The increase from 2023 to 2024 was primarily due to efficiency loss in our overall strategy of shifting towards the network partner model.

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

Since 2023, we also generates revenues from PV business under build-to-sell model, build-to-own model and from sales of raw materials. From the year ended December 31, 2024, we presented PV business as a separate revenue stream in the consolidated statements of comprehensive (loss)/income as the amount exceeded 10% of total revenues. We also reclassified the comparative period presentation to conform to current period classification.

Other sources of revenues mainly include sales of merchandise and advertising services that we provide to our customers by displaying customers’ images and brand on our power banks or our mini programs as well as sales of merchandises. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Mobile device charging
Mobile device charging service	2,754,143	97.0	1,577,379	53.3	353,097	48,374	18.6
Direct model	1,587,298	55.9	1,058,636	35.8	353,097	48,374	18.6
Network partner model	1,166,845	41.1	518,743	17.5	—	—	—
Power bank and cabinet sales	59,476	2.1	1,118,684	37.8	781,756	107,100	41.3
Direct model	30,495	1.1	24,664	0.8	6,615	906	0.3
Network partner model	28,981	1.0	1,094,020	37.0	775,141	106,194	41.0
Mobile device charging solution	—	—	173,152	5.9	249,842	34,228	13.2
Photovoltaic business	—	—	50,995	1.7	479,850	65,739	25.3
Others	24,571	0.9	38,437	1.3	29,875	4,093	1.6
Total revenues	2,838,190	100	2,958,647	100	1,894,420	259,534	100

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Depreciation	346,319	12.2	195,743	6.6	116,283	15,930	6.1
Cost of cabinets and power banks sold(1)	83,251	2.9	843,203	28.5	430,839	59,025	22.7
Cost of Photovoltaic power stations sold	—	—	45,366	1.5	409,768	56,138	21.6
Depreciation of Photovoltaic power stations	—	—	523	0.0	1,160	159	0.1
Others	143,665	5.1	121,356	4.2	132,737	18,185	7.0
Total	573,235	20.2	1,206,191	40.8	1,090,787	149,437	57.5

Note:

(1)	Including cost of power banks sold and written-off of power banks kept by users who forfeit their deposits.

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

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our total sales and marketing expenses for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Incentive fees to location partners and network partners	2,071,904	76.3	980,457	65.1	237,487	32,536	38.1
Compensation for business development personnel	503,572	18.5	408,739	27.1	292,524	40,075	46.9
Others	139,656	5.2	117,404	7.8	93,856	12,858	15.0
Total	2,715,132	100	1,506,600	100	623,867	85,469	100

General and administrative expenses

Our general and administrative expenses primarily include compensation for corporate employees, expected credit loss expense and other expenses related to the general corporate functions.

Research and development expenses

Our research and development expenses consist primarily of compensation for our research and product development personnel.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to us is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements as the subsidiary in Hong Kong S.A.R. have no assessable profits for the years ended December 31, 2022, 2023 and 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Mobile device charging service	2,754,143	97.0	1,577,379	53.3	353,097	48,374	18.6
Mobile device charging solution	—	—	173,152	5.9	249,842	34,228	13.2
Power bank and cabinet sales	59,476	2.1	1,118,684	37.8	781,756	107,100	41.3
Mobile device charging	2,813,619	99.1	2,869,215	97.0	1,384,695	189,702	73.1
Photovoltaic business	—	—	50,995	1.7	479,850	65,739	25.3
Others	24,571	0.9	38,437	1.3	29,875	4,093	1.6
Total revenues	2,838,190	100.0	2,958,647	100.0	1,894,420	259,534	100.0
Cost of mobile device charging	(559,706)	(19.7)	(1,151,190)	(38.9)	(663,188)	(90,857)	(35.0)
Cost of photovoltaic business	—	—	(51,928)	(1.8)	(424,326)	(58,132)	(22.4)
Other costs	(13,529)	(0.5)	(3,073)	(0.1)	(3,273)	(448)	(0.2)
Total cost of revenues(1)	(573,235)	(20.2)	(1,206,191)	(40.8)	(1,090,787)	(149,437)	(57.6)
Gross profit	2,264,955	79.8	1,752,456	59.2	803,633	110,097	42.4
Research and development expenses(1)	(90,655)	(3.2)	(91,461)	(3.1)	(82,882)	(11,355)	(4.4)
Sales and marketing expenses(1)	(2,715,132)	(95.7)	(1,506,600)	(50.9)	(623,867)	(85,469)	(32.9)
General and administrative expenses(1)	(113,771)	(4.0)	(128,036)	(4.3)	(150,196)	(20,577)	(8.0)
Other operating income/(loss)	9,972	0.4	(25,908)	(0.9)	(17,856)	(2,446)	(0.9)
Loss from operations	(644,631)	(22.7)	451	0.0	(71,168)	(9,750)	(3.8)
Interest and investment income	52,389	1.8	117,247	3.9	112,976	15,478	6.0
Interest expense to third parties	(31,282)	(1.1)	(4,228)	(0.1)	—	—	—
Foreign exchange (losses)/gains, net	3,787	0.1	(3,255)	(0.1)	(3,767)	(516)	(0.2)
Other (expenses)/income, net	(413)	(0.0)	63	0.0	169	23	0.0
(Loss)/income before income tax expense	(620,150)	(21.9)	110,278	3.7	38,210	5,235	2.0
Income tax expense	(110,603)	(3.9)	(21,534)	(0.7)	(51,744)	(7,089)	(2.7)
Net (loss)/income	(730,753)	(25.8)	88,744	3.0	(13,534)	(1,854)	(0.7)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses:
General and administrative expenses	21,383	15,757	15,257	2,090
Research and development expenses	1,679	1,141	1,221	167
Sales and marketing expenses	4,983	3,328	3,244	444
Cost of revenues	200	113	59	8
Total	28,245	20,339	19,781	2,709

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues decreased by 36.0% from RMB2,958.6 million in 2023 to RMB1,894.4 million (US$259.5 million) in 2024. The decrease was primarily due to the decrease in revenues generated under the direct model as part of our overall strategy of shifting towards the network partner model, which recognizes revenues net of incentive fees paid to network partners. The decrease was also affected by the general decrease in the revenue efficiency of our power banks due to the challenges in the consumption environment and general competition within the mobile device charging service industry. The decrease was partially offset by the increase in Photovoltaic business.

Mobile device charging revenues, which consist of revenues generated under both direct model and network partner model, decreased by 51.7% from RMB2.9 billion in 2023 to RMB1.4 billion (US$189.7 million) in 2024.

Our revenues generated under the network partner model, which comprise of mobile device charging solution fees of RMB249.8 million, and sales of cabinets, power banks and other related assets of RMB775.1 million, decreased by 42.6% from RMB1.8 billion in 2023 to RMB1.0 billion in 2024. The decrease was primarily due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenues generated under the network partner model are net of incentive fees paid to network partners.

Our revenues generated under the direct model, which comprise of mobile device charging service fees of RMB353.1 million and power bank sales of RMB6.6 million, decreased by 66.8% from RMB1.1 billion in 2023 to RMB359.7 million in 2024. The decrease was primarily due to the decrease in the number of POIs operated under the direct model as part of our overall strategy of shifting towards the network partner model.

PV business revenues, which consist of revenues generated under build-to-sell model, build-to-own model and from sales of raw materials, increased by 841.0% from RMB51.0 million in 2023 to RMB479.9 million (US$65.7 million) in 2024.

Other revenues, which primarily comprise of revenue from advertising services and other, decreased by 22.3% from RMB38.4 million in 2023 to RMB29.9 million (US$4.1 million) in 2024. The decrease was primarily attributable to the decrease in advertising revenue.

Cost of revenues

Our cost of revenues decreased by 9.6% from RMB1.2 billion in 2023 to RMB1.1 billion (US$149.4 million) in 2024. The decrease was primarily due to certain one-time adjustments made to the mobile device charging cost of revenues for the second quarter of 2023 as a result of the change in the contractual arrangement with network partners and the decrease in depreciation as a result of the decrease in number of POIs operated under the direct model. The decrease was partially offset by the increase in cost of revenues in relation to the Photovoltaic business.

Research and development expenses

Our research and development expenses decreased by 9.4% to RMB82.9 million (US$11.4 million) in 2024, from RMB91.5 million in 2023. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses

Our sales and marketing expenses decreased by 58.6% from RMB1.5 billion in 2023 to RMB623.9 million (US$85.5 million) in 2024. The decrease was primarily due to the decrease in incentive fees paid to network partners as a result of the change in the contractual arrangement with network partners, the decrease in incentive fees paid to location partners and the reduction in personnel related expenses under the direct model.

General and administrative expenses

Our general and administrative expenses increased by 17.3% from RMB128.0 million in 2023 to RMB150.2 million (US$20.6 million) in 2024. The increase was primarily due to the increase in reserve for doubtful accounts in relation to the increasing contribution of the network partner model.

Income/(loss) from operations

As a result of the foregoing, we incurred income from operations of RMB0.5 million in 2023, and loss from operations of RMB71.2 million (US$9.8 million) in 2024.

Income tax expense

We incurred income tax expense of RMB21.5 million in 2023 and RMB51.7 million (US$7.1 million) in 2024. The effective tax rate was 20% in 2023 and 135% in 2024. The effective tax rate was different than the statutory income tax rate of 25% primarily due to the change in reserves for uncertain tax positions and valuation allowance of deferred tax assets.

Net income/(loss)

As a result of the foregoing, our net loss was RMB13.5 million (US$1.9 million) in 2024, compared to a net income of RMB88.7 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 4.2% from RMB2,838.2 million in 2022 to RMB2,958.6 million in 2023. The increase was primarily due to (i) the increase in mobile device charging revenue as a result of the general recovery in offline foot traffic in China, and (ii) the increase in the sales of power bank and cabinet and mobile device charging solution revenue under the new contractual arrangement with network partners, which is partially offset by the decrease in mobile device charging service fees as a result of the change in the contractual arrangement with network partners.

Mobile device charging revenues, which consist of revenues generated under both direct model and network partner model, increased by 2.0% from RMB2.8 billion in 2022 to RMB2.9 billion in 2023.

Our revenues generated under the direct model, which comprise of mobile device charging service fees of RMB1.1 billion and power bank sales of RMB24.7 million in 2023, decreased by 33.0% from RMB1.6 billion in 2022 to RMB1.1 billion in 2023. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

Our revenues generated under the network partner model, which comprise of mobile device charging service fees of RMB518.7 million, mobile device charging solution fees of RMB173.2 million and sales of cabinets and power banks of RMB1.1 billion in 2023, increased by 49.3% from RMB1.2 billion in 2022 to RMB1.8 billion in 2023. The increase was primarily due to the addition of revenue generated from sales of cabinets and power banks as a result of the change in the contractual arrangement with network partners, which includes a one-time recognition of RMB500.6 million in sales of cabinets and power banks to network partners in the second quarter of 2023. The increase was partially offset by the decrease in mobile device charging service fees due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenue generated under the network partner is net of incentive fees paid to network partners.

PV business revenues generated under build-to-sell model, build-to-own model and revenue from sales of raw materials amounting to RMB51.0 million in 2023.

Other revenues, which primarily comprise of revenue from new business initiatives and advertising services, increase by 56.4% from RMB24.6 million in 2022 to RMB38.4 million in 2023. The increase was primarily attributable to certain new business initiatives and the increase in user numbers and advertisement efficiency.

Cost of revenues

Our cost of revenues increased by 110.4% from RMB573.2 million in 2022 to RMB1.2 billion in 2023. The increase was primarily due to the increase in sales of cabinets and power banks under the new contractual arrangement with network partners, which includes a one-time recognition of RMB455.8 million in cost of cabinets and power banks sold to network partners. The increase was partially offset by the decrease in depreciation cost.

Research and development expenses

Our research and development expenses remained relatively stable at RMB90.7 million in 2022 and RMB91.5 million in 2023.

Sales and marketing expenses

Our sales and marketing expenses decreased by 44.5% from RMB2.7 billion in 2022 to RMB1.5 billion in 2023. The decrease was primarily due to the cessation of providing incentive fees to network partners as a result of the change in the contractual arrangement with network partners, and the decrease in incentive fees paid to location partners and personnel related expenses.

General and administrative expenses

Our general and administrative expenses increased by 12.5% from RMB113.8 million in 2022 to RMB128.0 million in 2023. The increase was primarily due to the increase in personnel related expenses.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB644.6 million in 2022, and income from operations of RMB0.5 million in 2023. The significant decrease in operating loss was primarily due to the general recovery in offline foot traffic in China during 2023, resulting in revenues similar to pre-pandemic levels.

Income tax expense

We incurred income tax expense of RMB110.6 million in 2022 and RMB21.5 million in 2023. The effective tax rate of -18% in 2022 and 20% in 2023 was different than the statutory income tax rate of 25% primarily due to the change in reserves for uncertain tax positions.

Net income/(loss)

As a result of the foregoing, our net income was RMB88.7 million in 2023, compared to a net loss of RMB730.8 million in 2022.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from/(used in) operating activities	708,142	416,499	(205,669)	(28,177)
Net cash (used in)/generated from investing activities	(1,023,997)	(598,535)	419,581	57,482
Net cash used in financing activities	(78,454)	(27,956)	(99,204)	(13,591)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	42,095	7,501	3,108	427
Net (decrease)/increase in cash, cash equivalents and restricted cash	(352,214)	(202,491)	117,816	16,141
Cash, cash equivalents and restricted cash at the beginning of the year	1,336,595	984,381	781,890	107,118
Cash, cash equivalents and restricted cash at the end of the year	984,381	781,890	899,706	123,259

We have financed our operating and investing activities mainly through cash generated from operating activities, financing activities and our initial public offering in 2021.

As of December 31, 2022, 2023 and 2024, our cash and cash equivalents were RMB948.8 million, RMB588.6 million and RMB787.4 million (US$107.9 million), respectively. Our cash and cash equivalents generally consist of cash on hand and demand deposits placed with banks and third-party payment processors that have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2022, 2023 and 2024, our restricted cash and long-term restricted cash was RMB35.6 million, RMB193.2 million and RMB112.3 million (US$15.4 million), respectively. Our restricted cash mainly consists of deposits held in designated bank accounts for issuance of bank acceptance notes, letter of guarantee and those with legal restrictions. As of December 31, 2022, 2023 and 2024, our short-term investments were RMB2,091.2 million, RMB2,541.9 million and RMB2,131.7 million (US$292.0 million), respectively. Short-term investments primarily consist of investments in financial products issued by banks or other financial institutions with original maturities between one month and one year, and certificates of deposits issued by banks that we have intention to redeem within one year.

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

As of December 31, 2024, 22.5% of our cash, cash equivalents and restricted cash were denominated in Renminbi. As of December 31, 2024, an insignificant portion of cash and cash equivalents were held by the VIE.

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

Operating activities

Net cash used in operating activities in 2024 was RMB205.7 million (US$28.2 million), as compared to net loss of RMB13.5 million (US$1.9 million) in the same period. The difference was primarily the result of:

(i)	adjustments for non-cash items that primarily include depreciation and amortization expense of RMB151.3 million (US$20.7 million), amortization of entry fees of RMB66.0 million(US$9.0 million), amortization and impairment of prepayments to location partners of RMB49.1 million (US$6.7 million) and allowance for credit losses of RMB45.7 million (US$6.3 million) and
(ii)	change in assets and liabilities mainly resulted from an increase in accounts and notes receivable and contract assets of RMB317.8 million (US$43.5 million), a decrease in accounts and notes payable of RMB227.3 million (US$31.1 million), a decrease in accruals and other current liabilities of RMB29.6 million (US$4.1 million) and a decrease in tax payable of RMB23.1 million (US$3.2 million), partially offset by a decrease in prepayments and other current assets of RMB18.3 million (US$2.5 million) and an increase of other non-current liabilities of RMB25.0 million (US$3.4 million).

Net cash generated from operating activities in 2023 was RMB416.5 million, as compared to net income of RMB88.7 million in the same period. The difference was primarily the result of:

(i)

adjustments for non-cash items that primarily include depreciation and amortization expense of RMB257.6 million, and amortization and impairment of prepayments to location partners of RMB112.5 million and

(ii)

change in assets and liabilities mainly resulted from an increase in accounts and notes receivable and prepayments and other current assets of RMB471.9 million and a decrease in financial payables of RMB94.3 million, partially offset by a decrease in inventory of RMB306.8 million and an increase in salary and welfare payable and tax payable of RMB111.6 million.

Net cash generated from operating activities in 2022 was RMB708.1 million, as compared to net loss of RMB730.8 million in the same period. The difference was primarily the result of:

(i)	adjustments for non-cash items that primarily include depreciation and amortization expense of RMB421.3 million amortization and impairment of prepayments to location partners and amortization of entry fees of RMB574.0 million; and
(ii)	change in assets and liabilities mainly resulted from an increase in tax payables, other non-current liabilities as well as accounts payable and notes payable of RMB524.3 million, partially offset by an increase in other non-current assets of RMB127.2 million.

Investing activities

Net cash generated from investing activities in 2024 was RMB419.6 million (US$57.5 million), consisting primarily of RMB5,200.4 million (US$712.4 million) proceeds from maturities of short-term investments, partially offset by RMB4,781.1 million (US$655.0 million) used to purchase of short-term investments.

Net cash used in investing activities in 2023 was RMB598.5 million, consisting of RMB7,277.1 million used to purchase of short-term investments and RMB182.0 million used to purchase of property, equipment and software from third parties, partially offset by RMB6,853.3 million from proceeds from maturities of short-term investments.

Net cash used in investing activities in 2022 was RMB1,024.0 million, consisting of RMB7,689.4 million used to purchase of short-term investments and RMB439.6 million used to purchase of property, equipment and software from third parties, partially offset by RMB7,104.6 million from proceeds from maturities of short-term investments.

Financing activities

Net cash used in financing activities in 2024 was RMB99.2 million (US$13.6 million), consisting primarily of RMB54.9 million (US$7.7 million) of cash dividends payment, and RMB44.4 million (US$6.1 million) of repurchasing of Class A ordinary shares.

Net cash used in financing activities in 2023 was RMB28.0 million, consisting primarily of RMB14.5 million of repayment of financing to network partners, and RMB13.7 million of repurchasing of Class A ordinary shares.

Net cash used in financing activities in 2022 was RMB78.5 million, consisting primarily of RMB60.5 million of repayment to financing from network partners, and RMB19.7 million of repurchasing of Class A ordinary shares.

Material Cash Requirements

We made capital expenditures of RMB442.9 million in 2022, RMB182.0 million in 2023 and RMB9.4 million (US$1.3 million) in 2024. In the years of 2022, 2023 and 2024, our capital expenditures primarily incurred for purchasing raw materials and components from suppliers for the manufacturing of our power banks and cabinets, purchasing computer, electronic equipment, equipment for photovoltaic power stations and other production tools and software. We funded our capital expenditures primarily with net cash flows generated from operating activities.

We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our material cash requirements as of December 31, 2024, and any subsequent interim period primarily include our operating lease obligations and purchase obligations.

Our operating lease obligations primarily consist of minimum payments under non-cancelable operating leases related to offices and warehouses.

Our purchase obligations primarily include our commitment to purchase power banks and cabinets for mobile divice charging business, and to purchase equipment for photovoltaic power stations .

The following table sets forth our contractual obligations as of December 31, 2024:

		Within one	One to three	Three to five	More than five
	Total	year	years	years	years

	(RMB in thousands)
Operating lease obligations	8,650	1,218	1,839	888	4,705
Purchase of equipment and inventory	185,892	185,892	—	—	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025, that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We regularly evaluate the effective interest rate against the actual lease repayments and prospectively adjust the effective interest rate as necessary. For the periods presented, there was no material change in the effective interest rate. For the years ended December 31, 2022 and 2023, the weighted average effective interest rate was 21%, and 9%, respectively.

Expected credit losses

Our accounts receivable, deposits, other receivables and contract assets are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Principal Accounting Policies—(ag) Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this annual report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mars Guangyuan Cai	42	Chairman of the board of directors and Chief Executive Officer
Peifeng Xu	37	Director and President
Maria Yi Xin	40	Director and Chief Financial Officer
Chen Shen	42	Director
Conor Chia-hung Yang	62	Independent Director
Jiawei Gan	55	Independent Director
Benny Yucong Xu	47	Independent Director
Victor Yaoyu Zhang	32	Chief Marketing Officer

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

B.Compensation

For the years ended December 31, 2024, we paid an aggregate of RMB10.7 million (US$1.5 million) in cash to our executive officers, and RMB1.3 million (US$0.2 million) to our non-executive directors who served in 2024. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2025, there were options to acquire 22,093,940 Class A ordinary shares outstanding under the 2021 Share Incentive Plan.

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

The following table summarizes, as of March 31, 2025, the number of outstanding options granted to our directors and executive officers. As of March 31, 2025, there are no outstanding restricted share units granted to our directors and executive officers.

	Restricted Share		Exercise Price
Name	Units	Share Options	(US$/Share)	Date of Grant	Date of Expiration
Mars Guangyuan Cai	—	*	0.01	August 23, 2021	August 23, 2031
		*	0.01	April 1, 2024	April 1, 2034
Peifeng Xu	—	*	0.01	August 23, 2021	August 23, 2031
		*	0.01	April 1, 2024	April 1, 2034
Maria Yi Xin	—	*	0.01	August 23, 2021	August 23, 2031
		*	0.01	April 1, 2024	April 1, 2034
Victor Yaoyu Zhang	—	*	0.01	August 23, 2021	August 23, 2031
		*	0.01	April 1, 2024	April 1, 2034
All directors and executive officers as a group	—	14,380,000

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of March 31, 2025, our employees other than directors and executive officers as a group held 7,713,940 outstanding share options.

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

Special committee

On January 5, 2025, our board of directors received a preliminary non-binding proposal letter from Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai, Mr. Peifeng Xu, Mr. Victor Yaoyu Zhang, and Ms. Maria Yi Xin (the “Buyer Group”), to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs that are not already beneficially owned by the Buyer Group for a proposed purchase price of US$0.625 per ordinary share or US$1.25 per ADS in cash. On January 6, 2025, our board of directors formed a special committee consisting of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Jiawei Gan and Benny Yucong Xu, to evaluate and consider the non-binding proposal.

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

Board Diversity Matrix (As of March 31, 2025)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		7

D.Employees

As of December 31, 2022, 2023 and 2024, we had a total of 3,656, 3,198 and 924 employees, respectively. The following is a breakdown of our employees as of December 31, 2024, by function:

Function	Number
Business development personnel	527
Research & development and supply chain management	24
Other sales and marketing personnel and general & administrative	373
Total	924

As of December 31, 2024, all of our employees were based in mainland China. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resource in the recruitment of employees to support our fast growth of business operations. In particular, we are successful in attracting dedicated and experienced on-the-ground business development personnel to our company. We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 507,138,511 shares outstanding as of March 31, 2025, comprising of (i) 433,164,541 Class A ordinary shares (excluding 19,733,636 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our company’s share incentive plans) and (ii) 73,973,970 Class B ordinary shares.

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

			% of Ordinary
			Shares
	Class A Ordinary	Class B Ordinary	Beneficially	% of Voting
	Shares	Shares	Owned	Power†
Directors and Executive Officers**:
Mars Guangyuan Cai(1)	4,917,573	39,270,000	8.7%	33.9%
Peifeng Xu(2)	3,637,500	27,397,000	6.1%	23.7%
Maria Yi Xin	*	—	*	*
Chen Shen	—	—	—	—
Conor Chia-hung Yang	—	—	—	—
Jiawei Gan(3)	9,001,545	—	1.8%	*
Benny Yucong Xu	—	—	—	—
Victor Yaoyu Zhang(4)	1,085,000	7,306,970	1.7%	6.3%
All Directors and Executive Officers as a Group	21,406,406	73,973,970	18.7%	64.8%

Principal Shareholders:
Taobao China Holding Limited(5)	76,386,109	—	15.1%	6.5%
Hillhouse entities(6)	62,367,293	—	12.3%	5.3%
Xiaomi entities(7)	46,977,051	—	9.3%	4.0%
Smart Share Holdings Limited(1)	4,917,573	39,270,000	8.7%	33.9%
Shunwei entities(8)	41,989,086	—	8.3%	3.6%
China Ventures Fund I Pte. Ltd.(9)	35,877,631	—	7.1%	3.1%
Super June Limited(2)	3,637,500	27,397,000	6.1%	23.7%
Sky9 Capital entities(10)	27,099,870	—	5.3%	2.3%

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People’s Republic of China.
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

(1)	Represents 39,270,000 Class B ordinary shares, 4,280,073 Class A ordinary shares in the form of ADSs, and 637,500 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2025, held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by Mars Guangyuan Cai.
(2)	Represents 27,397,000 Class B ordinary shares, 3,000,000 Class A ordinary shares in the form of ADSs, and 637,500 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2025, held by Super June Limited, a British Virgin Islands company wholly owned by Peifeng Xu.
(3)	Represents 7,414,766 Class A ordinary shares and 1,586,779 Class A ordinary shares, in the form of ADSs, held by LIGAN Legend Limited, a British Virgin Islands company wholly owned by Jiawei Gan.
(4)	Represents 7,306,970 Class B ordinary shares, 800,000 Class A ordinary shares in the form of ADSs and 285,000 Class A ordinary shares issuable upon the exercise of options within 60 days of March 31, 2025, held by Victor Family Limited, a British Virgin Islands company wholly owned by Victor Yaoyu Zhang.
(5)	Represents 76,386,109 Class A ordinary shares held by Taobao China Holding Limited, a Hong Kong limited company. Taobao China Holding Limited is a wholly owned subsidiary of Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange (NYSE: BABA) and the Hong Kong Stock Exchange (HKEx: 9988). The business address of Taobao China Holdings Limited is c/o Alibaba Group Services Limited, 26th Floor, Tower one, Time Square, 1 Matheson Street, Causeway Bay, Hong Kong. The above information is based on the Schedule 13G filed by Taobao China Holding Limited, among others, on February 11, 2022.
(6)	Represents (i) 54,467,893 Class A ordinary shares held by a fund managed by Hillhouse Investment Management, Ltd., or HIM, an exempted Cayman Islands company, and (ii) 7,899,400 Class A ordinary shares, in the form of ADSs, held by a fund managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company. HHLR acts as the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A ordinary shares held by HHLR Fund. HIM acts as the sole management company of Hillhouse Fund III, L.P., or Fund III. Fund III owns HH RSV-XXII Holdings Limited, or HH RSV (HH RSV together with HHLR Fund, the Hillhouse Entities). HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A ordinary shares held by HH RSV. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM has shared voting and dispositive power of the Class A ordinary shares beneficially owned by each of HHLR and HIM. The business address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. The above information is based on the Schedule 13G/A filed by HHLR Advisors Ltd., among others, on February 14, 2024.
(7)	Represents (i) 34,916,455 Class A ordinary shares held by People Better Limited, a British Virgin Islands company, (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, held by Green Better Limited, an investment company incorporated in the British Virgin Islands, and (iii) 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company. Each of People Better Limited and Green Better Limited is wholly owned by Fast Pace Limited, which is a British Virgin Islands company wholly owned by Xiaomi Corporation (HKEx: 1810), a public company listed on the Hong Kong Stock Exchange. ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is controlled by Xiaomi Corporation. The business address of People Better Limited and Green Better Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is Unit 2, LG 1, Mirror Tower, 61 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong, SAR. The above information is based on the Schedule 13G filed by Xiaomi Corporation, among others, on February 14, 2023.
(8)	Represents (i) 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited, a British Virgin Islands company, and (ii) 1,160,000 Class A ordinary shares, in the form of ADSs, held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Each of Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. The registered address of Shunwei Angels III Limited and Astrend Opportunity III Alpha Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The above information is based on the Schedule 13G filed by Shunwei Angels III Limited, among others, on February 14, 2022.
(9)	Represents 35,877,631 Class A ordinary shares held by China Ventures Fund I Pte. Ltd., which is wholly owned by China Ventures Fund I, Limited Partnership. The general partner of China Ventures Fund I, Limited Partnership is SV GP I Ltd., which may be deemed to have voting and investment power over the securities held by China Ventures Fund I Pte. Ltd. SV GP I Ltd. is managed by a board of directors, consisting of multiple directors, who must act by majority and no single director has the voting or investment power over SV GP I Ltd. The business address of China Ventures Fund I Pte. Ltd., is 9 Raffles Place, #27-00, Republic Plaza, Singapore 048619. The above information is based on the Schedule 13G/A filed by China Ventures Fund I, Limited Partnership, among others, on December 13, 2024.

(10)	Represents (i) 18,558,680 Class A ordinary shares held by Sky9 Capital Fund III, L.P., a Cayman Islands limited partnership, and (ii) 8,541,190 Class A ordinary shares held by Sky9 Capital MVP Fund, L.P., a Cayman Islands limited partnership. Sky9 Capital Fund III, L.P. is controlled by Sky9 Capital Fund III GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital Fund III GP Ltd. Sky9 Capital MVP Fund, L.P. is controlled by Sky9 Capital MVP Fund GP Ltd., its general partner. Mr. Ronald Cao is the director of Sky9 Capital MVP Fund GP Ltd. The business address of both Sky9 Capital Fund III, L.P. and Sky9 Capital MVP Fund, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The above information is based on the Schedule 13G filed by Sky9 Capital Fund III, L.P., among others, on February 22, 2022.

To our knowledge, as of March 31, 2025, an aggregate of 123,699,048 of our issued and outstanding Class A ordinary shares are held by one record holder in the United States, which is Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with ZMI (Hong Kong) International Company Limited. As of December 31, 2022, 2023 and 2024, we had amounts due from one of our suppliers, ZMI (Hong Kong) International Company Limited, or ZMI, totaling RMB0.1 million, nil and nil, respectively, in connection with the prepayments we made to ZMI for power bank and cabinet purchases. We also issued notes payable to ZMI in connection with power bank and cabinet purchases, with a term ranging from three to six months. As of December 31, 2022, 2023 and 2024, the amounts due on these notes were nil, nil and nil, respectively.

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

On March 11, 2024, our board of directors approved a special cash dividend of US$0.015 per ordinary share, or US$0.03 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 31, 2024, U.S. Eastern Time, payable in U.S. dollars. A total amount of dividends of approximately US$7.7 million were paid in June 2024.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, or the Code as amended. This discussion is based upon existing provisions of the Code, Treasury regulations promulgated thereunder, and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service, all of which are subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;

●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that directly, indirectly or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs and ordinary shares, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are currently listed on the Nasdaq Capital Market, which is an established securities market, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Capital Market, although there can be no assurance in this regard. On August 7, 2024, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of our ADSs had been below US$1.00 per ADS for more than 30 consecutive business days. If we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.” If our ADSs are delisted from the Nasdaq Capital Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as qualified dividend income.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Capital Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded for so long as they continue to be listed on the Nasdaq Capital Market, but no assurances may be given in this regard. As mentioned above, on August 7, 2024, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of our ADSs had been below US$1.00 per ADS for more than 30 consecutive business days. If we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.” If our ADSs are delisted from the Nasdaq Capital Market and are not otherwise listed on a qualified exchange or other market, our ADSs would not be treated as “marketable stock” for these purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investment, amounts due from related parties and prepayments and other current assets. As of December 31, 2024, substantially all of our cash and cash equivalents were held in major financial institutions located in Hong Kong and mainland China, which management considers being of high credit quality. Account receivables and other receivables are generally unsecured and denominated in RMB, and are derived from operations in mainland China.

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

As of December 31, 2024, our net exposure arising from Renminbi-denominated recognized assets and liabilities, including cash and cash equivalents and short-term investment expressed in RMB were RMB285.0 million. If the RMB had appreciated or depreciated by 1% against the U.S. dollar, our income after tax for the fiscal year ended December 31, 2024, would have increased or decreased by RMB2.8 million, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. For the fiscal year ended December 31, 2024, we did not receive any reimbursement from the depositary for our expenses incurred in connection with establishment and maintenance of the ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was US$14.0 million, which included US$10.5 million in underwriting discounts and commissions for the initial public offering and US$3.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 31, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, we used approximately US$100 million of the net proceeds from our initial public offering, including approximately US$30 million in business expansion to better attract new location partners and network partners, approximately US$20 million in workforce expansion to acquire and retain professional talents and approximately US$50 million in capital expenditure and investment in power banks and cabinets. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2024, due to the material weaknesses identified in our internal control over financial reporting as described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

In addition, during the year ended December 31, 2024, we identified three additional material weaknesses in our internal control over financial reporting relating to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to appropriately identify and separately assess the expected credit losses of financial assets with different risk profiles; (ii) our company’s lack of controls designed to ensure completeness of business operation system-generated information used in preparation of journal entries; and (iii) our company’s lack of sufficient design, implementation and monitoring of the remediation of existing material weaknesses.

The material weaknesses identified, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to material weaknesses identified in our internal control over financial reporting as described above.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects. As a company with less than US$1.235 billion of revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, this annual report does not include an attestation report of our company’s registered public accounting firm.

Changes of Internal Control over Financial Reporting

We have put in place several measures to address the material weaknesses that have been identified. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and arranging our financial and accounting staff to attend external training courses to deepen their U.S. GAAP and SEC reporting knowledge.

We have also planned several measures to further expedite and streamline our financial reporting process, including (i) establishing a comprehensive policy and procedure manual to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements; (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements; (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iv) enhancing our internal audit function and improving overall internal control. We also intend to continue to hire additional personnel equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and to require financial reporting personnel to obtain U.S. GAAP related qualifications. However, such measures have not been fully implemented as of December 31, 2024.

The process of designing and maintaining effective internal control over financial reporting requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we will take additional actions to remediate the material weaknesses or modify the remediation actions described above. We will devote significant time and attention to implement adequate actions to reinforce our internal controls over financial reporting, with the aim to remediate the material weaknesses described above and to enhance our overall control environment.

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

	For the year ended December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	5,500	5,000
Tax and other service fees(2)	—	—
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax and other service fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice, tax planning, assurance and related services.

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

As of September 27, 2024, we have repurchased a total of approximately 11.5 million ADSs for a total of approximately US$12.1 million under the share repurchase plan. The table below is a summary of the shares repurchased by us from January 1, 2024, to September 27, 2024. All shares were repurchased in the open market pursuant to the share repurchase plan and as a result of shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees.

			Total Number
			of ADSs
			Purchased as	Approximate Dollar
		Average	Part of the	Value ADSs That
	Total	Price	Publicly	May Yet Be
	Number of	Paid Per	Announced	Purchased Under
Period	ADSs Purchased(1)	ADS	Plan	the Plan
January 1 – January 31, 2024	243,173	0.5019	243,173	43,941,882
February 1 – February 29, 2024	303,273	0.5657	303,273	43,770,327
March 1 – March 31, 2024	846,861	0.6720	846,861	43,201,260
April 1 – April 30, 2024	843,364	0.6389	840,952	42,663,982
May 1 – May 31, 2024	854,122	1.0526	854,009	41,765,084
June 1 – June 30, 2024	3,394,515	1.0448	3,392,531	38,220,678
July 1 – July 31, 2024	286,316	0.8642	284,566	37,974,663
August 1 – August 31, 2024	41,975	0.7256	41,975	37,944,205
November 1 – November 30, 2024	1,239	0.7200	—	—
Total	6,814,838	0.8989	6,807,340	37,944,205

Note:

(1)	A total of 7,498 ADSs were purchased other than through a publicly announced plan or program as a result of shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees.

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

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2024.

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

Item 16I.Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on November 17, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The corporate governance and nominating committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, on the management level, we have established a cybersecurity management committee, which is consisted of nine top executives and one department head, and chaired by our chief executive officer, to oversee and manage cybersecurity related matters and formulate policies as necessary. Five members of our data management committee have relevant experience and knowledge in the field of cybersecurity.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-40298) filed with the SEC on April 24, 2024)
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

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian, LLP an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-40298) filed with the Securities and Exchange Commission on April 24, 2024)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 28, 2025

SMART SHARE GLOBAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Smart Share Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Smart Share Global Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2023.

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

April 28, 2025

We have served as the Company’s auditor since 2020.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2023	2024
			US$
	RMB	RMB	(Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	588,644	787,375	107,870
Restricted cash	173,246	92,331	12,649
Short-term investments	2,541,889	2,131,738	292,047
Accounts receivable, net	268,743	283,167	38,794
Inventory	106,530	118,288	16,205
Contract assets	—	259,518	35,554
Prepayments and other current assets	339,251	276,768	37,917
Total current assets	4,018,303	3,949,185	541,036
Non-current assets:
Long-term restricted cash	20,000	20,000	2,740
Property, equipment and software, net	322,806	139,425	19,101
Right-of-use assets	16,353	8,814	1,208
Other non-current assets	20,469	7,754	1,062
Deferred tax assets, net	22,165	2,382	326
Total non-current assets	401,793	178,375	24,437
Total assets	4,420,096	4,127,560	565,473
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	767,669	563,432	77,190
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB731 and RMB1,144 as of December 31, 2023 and 2024, respectively (Note 1))	143,653	126,441	17,322
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB8,003 and RMB3,987 as of December 31, 2023 and 2024, respectively (Note 1))	230,763	207,542	28,433
Current portion of lease liabilities	7,399	1,291	177
Accruals and other current liabilities (including accruals and other current liabilities of the VIEs without recourse to the Company of RMB13 and RMB13 as of December 31, 2023 and 2024, respectively (Note 1))	336,959	345,478	47,330
Total current liabilities	1,486,443	1,244,184	170,452
Non-current liabilities:
Long term lease liabilities	7,641	5,285	724
Amount due to related parties — non-current (Note 15)	1,000	1,000	137
Other non-current liabilities	195,585	220,570	30,218
Total non-current liabilities	204,226	226,855	31,079
Total liabilities	1,690,669	1,471,039	201,531
Commitments and contingencies (Note 16)

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2023	2024
			US$
	RMB	RMB	(Note 2(f))
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0001, 535,052,809 and 535,052,809 shares authorized, 452,898,177 and 452,898,177 shares issued, and 445,176,595 and 433,108,521 shares outstanding as of December 31, 2023 and 2024, respectively)	296	296	41
Class B ordinary shares (par value of US$0.0001, 73,973,970 and 73,973,970 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	51	51	7
Treasury shares (7,721,582 and 19,789,656 shares as of December 31, 2023 and 2024, respectively)	(5,549)	(45,812)	(6,276)
Additional paid-in capital	11,791,570	11,752,684	1,610,111
Statutory reserves	16,593	17,057	2,337
Accumulated other comprehensive income	182,824	202,601	27,756
Accumulated deficit	(9,256,358)	(9,270,356)	(1,270,034)
Total shareholders’ equity	2,729,427	2,656,521	363,942
Total liabilities and shareholders’ equity	4,420,096	4,127,560	565,473

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	(Note 2(f))
Revenues
Mobile device charging service	2,754,143	1,577,379	353,097	48,374
Mobile device charging solution	—	173,152	249,842	34,228
Power banks, cabinets and other related assets sales	59,476	1,118,684	781,756	107,100
Mobile device charging	2,813,619	2,869,215	1,384,695	189,702
Photovoltaic business	—	50,995	479,850	65,739
Others	24,571	38,437	29,875	4,093
Total revenues	2,838,190	2,958,647	1,894,420	259,534
Cost of mobile device charging	(559,706)	(1,151,190)	(663,188)	(90,857)
Cost of photovoltaic business	—	(51,928)	(424,326)	(58,132)
Other costs	(13,529)	(3,073)	(3,273)	(448)
Total cost of revenues	(573,235)	(1,206,191)	(1,090,787)	(149,437)
Gross profit	2,264,955	1,752,456	803,633	110,097
Research and development expenses	(90,655)	(91,461)	(82,882)	(11,355)
Sales and marketing expenses	(2,715,132)	(1,506,600)	(623,867)	(85,469)
General and administrative expenses	(113,771)	(128,036)	(150,196)	(20,577)
Other operating income/(loss)	9,972	(25,908)	(17,856)	(2,446)
(Loss)/income from operations	(644,631)	451	(71,168)	(9,750)
Interest and investment income	52,389	117,247	112,976	15,478
Interest expense to third parties	(31,282)	(4,228)	—	—
Foreign exchange gains/(losses), net	3,787	(3,255)	(3,767)	(516)
Other (loss)/income, net	(413)	63	169	23
(Loss)/income before income tax expense	(620,150)	110,278	38,210	5,235
Income tax expense	(110,603)	(21,534)	(51,744)	(7,089)
Net (loss)/income	(730,753)	88,744	(13,534)	(1,854)
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(730,753)	88,744	(13,534)	(1,854)
Net (loss)/income	(730,753)	88,744	(13,534)	(1,854)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	112,372	18,896	19,777	2,709
Total comprehensive (loss)/income	(618,381)	107,640	6,243	855
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(618,381)	107,640	6,243	855
Net (loss)/income per share attributable to ordinary shareholders of Smart Share Global Limited
— basic and diluted	(1.41)	0.17	(0.03)	(0.00)
Weighted average number of ordinary shares
— basic and diluted	518,307,406	519,802,240	511,369,585	511,369,585

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
									Accumulated
							Additional		other		Total
	Number		Number		Number		paid‑in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	452,898,177	296	73,973,970	51	(9,365,006)	(27,784)	11,799,301	16,593	51,556	(8,613,709)	3,226,304
Vesting of RSUs	—	—	—	—	5,341,452	40,870	(22,992)	—	—	—	17,878
Vesting of share options	—	—	—	—	—	—	10,367	—	—	—	10,367
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 13)	—	—	—	—	(91,860)	(362)	—	—	—	—	(362)
Net loss	—	—	—	—	—	—	—	—	—	(730,753)	(730,753)
Foreign currency translation	—	—	—	—	—	—	—	—	112,372	—	112,372
Repurchase of Class A ordinary shares	—	—	—	—	(4,448,658)	(19,738)	—	—	—	—	(19,738)
Exercise of share options	—	—	—	—	55,960	198	(194)	—	—	—	4
Balance as of December 31, 2022	452,898,177	296	73,973,970	51	(8,508,112)	(6,816)	11,786,482	16,593	163,928	(9,344,462)	2,616,072

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
									Accumulated
							Additional		other		Total
	Number		Number		Number		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	452,898,177	296	73,973,970	51	(8,508,112)	(6,816)	11,786,482	16,593	163,928	(9,344,462)	2,616,072
Cumulative effect of adoption of new accounting standard (Note 2(k))	—	—	—	—	—	—	—	—	—	(640)	(640)
Vesting of RSUs	—	—	—	—	4,634,284	14,991	(4,492)	—	—	—	10,499
Vesting of share options	—	—	—	—	—	—	9,840	—	—	—	9,840
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 13)	—	—	—	—	(52,610)	(192)	—	—	—	—	(192)
Net income	—	—	—	—	—	—	—	—	—	88,744	88,744
Foreign currency translation	—	—	—	—	—	—	—	—	18,896	—	18,896
Repurchase of Class A ordinary shares	—	—	—	—	(3,871,598)	(13,798)	—	—	—	—	(13,798)
Exercise of share options	—	—	—	—	76,454	266	(260)	—	—	—	6
Balance as of December 31, 2023	452,898,177	296	73,973,970	51	(7,721,582)	(5,549)	11,791,570	16,593	182,824	(9,256,358)	2,729,427

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A ordinary shares		Class B ordinary shares
	(US$0.0001 per value)		(US$0.0001 per value)		Treasury shares
									Accumulated
							Additional		other		Total
	Number		Number		Number		paid-in	Statutory	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	capital	reserves	income	deficit	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	452,898,177	296	73,973,970	51	(7,721,582)	(5,549)	11,791,570	16,593	182,824	(9,256,358)	2,729,427
Appropriation to statutory reserves	—	—	—	—	—	—	—	464	—	(464)	—
Vesting of RSUs	—	—	—	—	1,165,556	3,045	245	—	—	—	3,290
Vesting of share options	—	—	—	—	—	—	16,491	—	—	—	16,491
Ordinary shares transferred from the employees in connection with vesting of RSUs (Note 13)	—	—	—	—	(14,996)	(43)	—	—	—	—	(43)
Net loss	—	—	—	—	—	—	—	—	—	(13,534)	(13,534)
Foreign currency translation	—	—	—	—	—	—	—	—	19,777	—	19,777
Cash dividends declared	—	—	—	—	—	—	(54,646)	—	—	—	(54,646)
Repurchase of Class A ordinary shares	—	—	—	—	(13,614,680)	(44,261)	—	—	—	—	(44,261)
Exercise of share options	—	—	—	—	396,046	996	(976)	—	—	—	20
Balance as of December 31, 2024	452,898,177	296	73,973,970	51	(19,789,656)	(45,812)	11,752,684	17,057	202,601	(9,270,356)	2,656,521
Balance as of December 31, 2024 (US$) (Note 2(f))	452,898,177	41	73,973,970	7	(19,789,656)	(6,276)	1,610,111	2,337	27,756	(1,270,034)	363,942

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	(Note 2(f))
Cash flows from operating activities:
Net (loss)/income	(730,753)	88,744	(13,534)	(1,854)
Adjustments for:
Depreciation and amortization expense	421,345	257,630	151,313	20,730
Amortization of right-of-use assets	27,716	17,672	6,558	898
Allowance for credit losses	4,803	9,188	45,705	6,262
Impairments of property, equipment and software	21,560	2,588	4,199	575
Inventory write-downs	9,273	12	6,042	828
Change in fair value of derivative instruments	2,592	(2,592)	—	—
Foreign exchange (gains)/losses	(3,787)	3,255	3,767	516
Change in fair value of short-term investments	(12,539)	(14,639)	3,774	517
Share-based compensation expenses	28,245	20,339	19,781	2,710
Deferred income taxes	(69,304)	12,695	19,782	2,710
Amortization of entry fees	217,819	64,863	66,037	9,047
Loss on disposal of property, equipment and software	21,303	13,945	17,912	2,454
Gain on derecognition of financing payable and accounts payable	(21,669)	—	—	—
Amortization and impairment of prepayments to location partners	356,165	112,465	49,083	6,724
Changes in assets and liabilities:
Accounts and notes receivable	586	(260,112)	(58,158)	(7,968)
Prepayments and other current assets	29,642	(211,741)	18,344	2,513
Inventory	(5,951)	306,837	(8,374)	(1,147)
Contract assets	—	—	(259,594)	(35,564)
Long-term prepayment to a related party	—	71	—	—
Other non-current assets	(127,160)	(11,798)	1,344	184
Accounts and notes payable	139,723	(27,376)	(227,277)	(31,136)
Salary and welfare payable	(9,177)	32,377	(17,213)	(2,358)
Tax payable	211,789	79,211	(23,092)	(3,164)
Financing payable	21,937	(94,294)	—	—
Accruals and other current liabilities	25,368	28,057	(29,573)	(4,051)
Other non-current liabilities	172,834	6,261	24,984	3,423
Lease liabilities	(24,218)	(17,159)	(7,479)	(1,026)
Net cash generated from/(used in) operating activities	708,142	416,499	(205,669)	(28,177)
Cash flows from investing activities:
Purchase of property, equipment and software from third parties	(439,554)	(182,010)	(9,413)	(1,290)
Purchase of property, equipment and software from a related party	(3,324)	—	—	—
Proceeds from disposal of property and equipment	3,710	7,312	9,772	1,339
Purchase of short-term investments	(7,689,412)	(7,277,115)	(4,781,138)	(655,013)
Proceeds from maturities of short-term investments	7,104,583	6,853,278	5,200,360	712,446
Net cash (used in)/generated from investing activities	(1,023,997)	(598,535)	419,581	57,482
Cash flows from financing activities:
Proceeds of financing from network partners	1,758	208	—	—
Repayment of financing to network partners	(60,478)	(14,467)	—	—
Payment of dividends	—	—	(54,869)	(7,517)
Repurchase of Class A ordinary shares	(19,738)	(13,703)	(44,355)	(6,077)
Proceeds from exercise of options	4	6	20	3
Net cash used in financing activities	(78,454)	(27,956)	(99,204)	(13,591)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	42,095	7,501	3,108	427
Net (decrease)/increase in cash and cash equivalents and restricted cash	(352,214)	(202,491)	117,816	16,141
Cash and cash equivalents and restricted cash at the beginning of year	1,336,595	984,381	781,890	107,118
Cash and cash equivalents and restricted cash at the end of year	984,381	781,890	899,706	123,259
Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	458	33	5
Cash paid for interest to third parties	9,260	1,334	—	—
Supplemental disclosures of non-cash investing and financing activities:
Changes in property, equipment and software in accounts and notes payable	43,788	(39,061)	—	—
Changes in property, equipment and software in other non-current assets	4,882	2,421	—	—
Changes in property, equipment and software in amounts due to a related party	(23,290)	—	—	—
Changes in property, equipment and software in long-term prepayment to a related party	19,965	—	—	—
Reclassification of inventory to property, equipment and software	—	315,204	130,583	17,890
Reclassification of property, equipment and software to inventory	—	727,531	140,010	19,181

The accompanying notes are in integral part of these financial statements.

SMART SHARE GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. Organization and nature of operations

(a)    Principal activities

Smart Share Global Limited (the “Company” or “Smart Share”) was incorporated under the law of Cayman Islands (“Cayman”) as a limited liability company on May 17, 2017. The Company, its subsidiaries and consolidated VIEs (collectively referred to as the “Group”) engage primarily in the mobile device charging business and PV business in the People’s Republic of China (“the PRC”).

As of December 31, 2024, the Company’s principal subsidiaries and the consolidated VIE are as follows:

			Equity
	Place of	Date of	economic	Principal
Name of subsidiaries and consolidated VIE	incorporation	incorporation	interest held	activities
Subsidiaries:
Smart Share International Limited	Hong Kong, China	August 15,2017	100%	Investment holding
Zhixiang Technology (Shanghai) Co., Ltd. (“Zhixiang WFOE”)	PRC	June 23,2017	100%	Mobile device charging business
Zhixiang Investment Co., Ltd. (“Zhixiang Investment WFOE”)	PRC	February 26,2021	100%	Investment holding
Zhitong (Xinyi) Technology Co., Ltd.	PRC	March 22, 2021	100%	Mobile device charging business
Zhilang Technology (Tianjin) Co., Ltd.	PRC	April 1,2021	100%	Mobile device charging business
Zhisheng Technology (Tianjin) Co., Ltd.	PRC	June 28,2021	100%	Research and development function
Anhui Tianhui New Energy Technology Co., Ltd.	PRC	October 11, 2022	100%	Photovoltaic (“PV”) business
Tianhui New Energy (Hefei) Co., Ltd.	PRC	October 24, 2022	100%	PV business
ZhiHui (Hefei) Technology Co., Ltd.	PRC	October 11, 2023	100%	Mobile device charging business
Consolidated VIE
Shanghai Zhixiang Technology Co., Ltd. (“Shanghai Zhixiang”)	PRC	April 28,2017	100%	Research and development function

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

Exclusive Business Cooperation Agreement

Pursuant to the business cooperation agreement entered between Zhixiang WFOE and Shanghai Zhixiang, Shanghai Zhixiang appointed Zhixiang WFOE as its exclusive service provider providing full business support, technology services and consultancy services, including but not limited to licensing of intellectual property rights, technology support, system maintenance, personnel training, equipment or office leasing and marketing consultancy. In exchange, Shanghai Zhixiang pays consultancy and service fees to Zhixiang WFOE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to Shanghai Zhixiang. Zhixiang WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The term of this agreement remains valid for a period of 10 years and can be extended at Zhixiang WFOE’s discretion. Zhixiang WFOE may terminate the agreement unilaterally with a 30 day prior written notice. For the years ended December 31, 2022, 2023 and 2024, no consultancy and service fees were charged by Zhixiang WFOE.

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

(c)    Risks in relations to the VIE structure

Under the VIE Contractual Agreements, the Company has the power to direct activities of Shanghai Zhixiang through Zhixiang WFOE, and can have assets transferred freely out of Shanghai Zhixiang without restrictions. Therefore, the Company considers that there is no asset of Shanghai Zhixiang that can only be used to settle obligations of Shanghai Zhixiang, except for the registered capital and reserve funds of Shanghai Zhixiang with the aggregated amount of RMB1,566 as of December 31, 2023 and 2024. Since Shanghai Zhixiang are incorporated as limited liability companies under the PRC Law, creditors of Shanghai Zhixiang do not have recourse to the general credit of the Company.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs, including Shanghai Zhixiang and the other VIE that had no significant operations, nor any material assets or liabilities, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	107	200
Prepayments and other current assets	4,054	29
Amounts due from non-VIE subsidiaries of the Company	594,166	505,336
Total current assets	598,327	505,565
Other non-current assets	6	—
Total non-current assets	6	—
Total assets	598,333	505,565

Salary and welfare payable	731	1,144
Tax payable	8,003	3,987
Amounts due to non-VIE subsidiaries of the Company	441,540	365,750
Accruals and other current liabilities	13	13
Total current liabilities	450,287	370,894
Total liabilities	450,287	370,894

Total shareholders’ equity	148,046	134,671

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Third party revenues	11	9	16
Inter-company service charge (a)	2,554	15,200	—
Third-party costs and expenses	(10,015)	(4,190)	(9,430)
Other operating loss	(1,566)	(6,143)	(4,734)
Income from non-operations	8	1	1
(Loss)/income before income tax expense	(9,008)	4,877	(14,147)
Less: Income tax expense	—	—	—
Net (loss)/income	(9,008)	4,877	(14,147)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Intercompany payments from service charge	(6,500)	(1,305)	—
Intercompany receipts from service charge	14,600	13,310	13,020
Operating activities with external parties	(8,616)	(11,988)	(12,927)
Net cash (used in)/generated from operating activities	(516)	17	93
Net (decrease)/increase in cash and cash equivalents	(516)	17	93

For the years ended December 31, 2022, 2023 and 2024, there was no cash generated from or used in investing and financing activities of the consolidated VIEs.

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

(c)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, measurement and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include current expected credit loss of receivables, useful lives of property, equipment and software, impairment of long-lived assets, inventory write-downs, impairment of prepayments to location partners, warranty liabilities, returns allowance, standalone selling price of each distinct performance obligation in revenue recognition, internal rate of return associated with the finance lease, valuation and recognition of share-based compensation arrangements, capitalized software development cost, valuation allowance of deferred tax assets.

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

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant
	Other Observable Inputs (Level 2)
	As of December 31,
	2023	2024
	RMB	RMB
Short-term investments	2,541,889	2,131,738

(f)    Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the certificated exchange rate published by the Federal Reserve Board as of December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(g)    Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted from withdrawal or use, that have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)    Restricted cash

Deposits that is restricted from withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents the deposits held in designated bank accounts for issuance of bank acceptance notes,letter of guarantee or of legal restriction.

Cash and cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on consolidated balance sheets as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	588,644	787,375
Restricted cash	173,246	92,331
Long-term restricted cash	20,000	20,000
Total	781,890	899,706

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

(j)    Expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB640. As of January 1, 2023, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB8,555 and RMB701, respectively.

The Group’s accounts receivable, deposits, other receivables and contract assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits, other receivables and contract assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables and contract assets with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables and contract assets. Additionally, external data and macroeconomic factors are also considered.

For the year ended December 31, 2023 and 2024, the Group recorded RMB9,188 and RMB45,705 expected credit loss expense in general and administrative expenses. As of December 31, 2023 and 2024, the expected credit loss provision for the current assets were RMB17,025 and RMB54,781, respectively. As of December 31, 2023 and 2024, the expected credit loss provision for the non-current assets were RMB1,418 and RMB135, respectively.

(k)    Accounts receivable, net

The Group’s accounts receivable mainly consist of amounts due from the individual customers and network partners from mobile device charging business. The Group recorded a provision for current expected credit losses.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized a provision for doubtful accounts of RMB3,435, RMB7,424 and RMB43,734 respectively.

The following table summarized the movement of allowance for credit losses:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of year	5,986	5,086	12,937
Adoption of ASC Topic 326	—	427	—
Provision for doubtful accounts	3,435	7,424	43,734
Write-offs	(4,335)	—	(3,867)
Balance at the end of year	5,086	12,937	52,804

(l)    Inventories

Inventories, consisting of products for sale, raw materials and work in process, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandises and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

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

(n)    Capitalized Software Development Cost

The Group capitalizes the direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees incurred during the application development stage of the internal-use software projects. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of three years. Software development cost capitalized amounted to RMB5,677, RMB3,072 and RMB257 for the years ended December 31, 2022, 2023 and 2024, respectively. The amortization expense for capitalized software costs amounted to RMB3,679, RMB4,890 and RMB4,305 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the carrying amount of capitalized internal use software development costs was RMB6,822 and RMB2,774, respectively.

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

When impairment is recognized, the adjusted carrying amount of the underlying fixed assets becomes their carrying value. The new cost basis is depreciated over the remaining useful lives of the assets. Impairment charge recognized in cost of revenues for the years ended December 31, 2022, 2023 and 2024 was RMB21,560, RMB2,588 and RMB4,199, respectively.

(p)    Revenue recognition

The Group’s revenues are primarily derived from (i) mobile device charging, (ii) PV business and (iii) others. Revenue recognition policies for each type of revenue stream are as follows:

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

The Group regularly evaluated the effective interest rate against the actual lease repayments and prospectively adjusted the effective interest rate as necessary. For the years ended December 31, 2022 and 2023, the weighted average effective interest rate was 21% and 9%, respectively.

The roll forward of the aggregated financing payables for both current and non-current are as below:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of year	169,833	108,553
Addition	1,758	208
Accretion of interest	31,196	4,229
Repayment	(69,738)	(15,800)
Derecognition (*)	(24,496)	(97,190)
Balance at the end of year	108,553	—
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

Transaction with network partners – upfront fee

Since 2021 and prior to the second quarter of 2023, the Group entered into network partners agreements with certain network partners under which, instead of purchasing the cabinets from the Group, the network partners agreed to pay a pre-agreed fixed upfront fee to the Group to become its network partners. During the contractual period, the network partners were entitled to the commission from the Group based on a certain percentage of the revenue the Group generates from the equipment placed by the network partners. The upfront fee was recorded as liability when collected and was amortized on a straight-line basis over the estimated beneficial period as the deduction of the commission to the to the network partners. For the years ended December 31, 2022 and 2023, the upfront fees agreed under such arrangements were RMB433,404 and RMB123,960, respectively, among which RMB73,554, and RMB39,409 was amortized as the reduction to the sales and marketing expenses, respectively.

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

Under the new contractual arrangements, the control over the power banks and cabinets is transferred from the Group to the network partners upon their acceptance of the equipment with no return allowed. And there is no put, call or return right created by the Group that keeps the network partner from obtaining and maintaining control of the individual power banks in their possession. The network partners have more latitude in deciding when and where to lease their power banks to the end users. As such, the network partners have control over both the cabinets and power banks in their cabinets continuously and the Group does not have a leaseback of the equipment sold. The accounting of the transactions between the Group and the network partners under the new contractual arrangements therefore follow ASC 606.

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

(ii) Sales of power banks, cabinets and other related assets to network partners

Revenue from the sales of power banks, cabinets and other related assets to network partners is recognized when a purchase order is confirmed and the power banks, cabinets and other related assets are accepted by the network partners, which is when the control of assets is transferred.

In connection with the change in the Group’s network partner model, starting from the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. The Group’s classification of mobile device charging operation now consists of the direct operation model and the network partner model. Under the direct operation model, we generate revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, we generate revenue by offering mobile device charging solution and sales of power banks and cabinets to network partners. In addition, revenue recorded under mobile device charging solution is now net of incentive fees paid to network partners. All incentive fees paid to network partners will be excluded from the Group’s sales and marketing expenses going forward under the new network partner model.

Starting from the second quarter of 2023, the Group reported revenue streams in two categories— mobile device charging and others, to reflect the updates under the network partner model. The Group also reclassified the comparative period presentation to conform to current period classification.

The table below summarizes the mobile device charging revenue by different models and revenue streams:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Direct Model	1,617,793	1,083,300	359,712
Mobile device charging service	1,587,298	1,058,636	353,097
Power bank sales	30,495	24,664	6,615
Network Partner Model	1,195,826	1,785,915	1,024,983
Mobile device charging service	1,166,845	518,743	—
Mobile device charging solution	—	173,152	249,842
Power banks, cabinets and other related assets sales	28,981	1,094,020	775,141
Total	2,813,619	2,869,215	1,384,695

PV business

The Group generates other new business initiatives revenues primarily from photovoltaic (“PV”) business under build-to-sell model, build-to-own model and from sales of raw materials.

From the year ended December 31, 2024, the Group presented PV business as a separate revenue stream in the consolidated statements of comprehensive (loss)/income as the amount exceeded 10% of total revenues. The Group also reclassified the comparative period presentation to conform to current period classification.

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

Although the EPC contract usually clearly states a fixed unit price and the estimated total contract amount, the total contract amount is subject to variable consideration including penalties on untimely delivery of promised results. The variable consideration is estimated at the contract inception at the best estimate based on relevant experience and historical data and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probably that a significant reversal of any revenue will not occur.

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

The Group also signs contracts with enterprise customers to provide EPC services for commercial rooftop PV power stations. The Group recognizes revenue over time as the Group’s performance creates or enhances an energy generation asset that the customer controls. The Group recognizes the revenue using the output method based on units constructed.

If estimated total costs on any contract are greater than the net contract revenues, the Group recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. As of December 31, 2023 and 2024, the Group has no liability associated with the loss contract.

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

●	Sales of raw materials

The Group sells certain raw materials to its customers. The Group recognizes revenue net of discounts and return allowance when the raw materials are delivered and control passes to the customers.

Other revenues

Other revenues primarily comprise of revenues generated from advertising services and sales of merchandise.

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

(q)    Warranty liability

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

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other current liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. As of December 31, 2023 and 2024, warranty liabilities recognized within accruals and other current liabilities and within other non-current liabilities were RMB8,999 and RMB15,089, respectively. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive income/(loss).

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	For the Year Ended December 31,	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Warranty – beginning of year	—	8,999
Provision for warranty	24,422	27,612
Warranty costs incurred	(15,423)	(21,522)
Warranty – end of year	8,999	15,089

(r)    Cost of revenues

Cost of mobile device charging mainly consists of shipping and handling expenses, employee wages, bonus and benefits of supply chain departments, rental expenses, depreciation of power banks and cabinets, cost of power banks sold or lost, cost of cabinets sold, provision of warranty and maintenance fee and other costs directly attributable to the Group’s mobile device charging business. Cost of photovoltaic business mainly consists of employee wages, bonus and benefits of supply chain departments, cost of PV power stations sold, depreciation of PV power stations and cost of raw materials sold and other costs directly attributable to the Group’s PV business. Other costs mainly consist of cost of merchandises sold.

From the year ended December 31, 2024, the Group presented cost of PV business as a separate line item of cost of revenues in the consolidated statements of comprehensive (loss)/income as the amount exceeded 10% of total cost of revenues. The Group also reclassified the comparative period presentation to conform to current period classification.

(s)    Research and development expenses

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

(t)    Sales and marketing expenses

Sales and marketing expenses comprise primarily of the amortization of entry fees paid to location partners and commissions to the location partners and network partners which are all primarily for purchase of user traffic, advertising expenses, third-party platforms commission fee, employee wages and benefits for sales and marketing staff, depreciation expenses, rental expenses and other daily expenses which are related to the sales and marketing functions. Entry fees paid to location partners are amortized on straight line basis over the contractual period with location partners during which the Group’s equipment is placed in location partners’ venues, ranging from 1 year to 6 years, and the weighted average term is around 2.3 years, 2.8 years and 2.1 years for the years ended December 31, 2022, 2023 and 2024. Entry fee is accrued based on actual period of cabinet placement if payment is yet to be made. Commissions to the location partners and network partners are expensed in line with the recognition of rental income from users. For the years ended December 31, 2022, 2023 and 2024, the aggregated commissions to the location partners and network partners and amortization of the entry fees to the location partners amounted to RMB2,071,905, RMB980,457 and RMB237,487, respectively.

Advertising expenses primarily consist of promotion and advertising expenses. The Group expenses all advertising expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, advertising expenses were RMB10,684, RMB10,907 and RMB13,178, respectively.

(u)    General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, expected credit loss expense, other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, and costs associated with the use of facilities and equipment by these functions, such as depreciation expenses, rental and other general corporate related expenses.

(v)    Employee benefits

The Company’s subsidiaries and the consolidated VIE in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2022, 2023 and 2024, employee social benefits included as expenses in the consolidated statements of comprehensive income/(loss) amounted to RMB151,499, RMB117,639 and RMB79,585, respectively.

The Group has not made contribution in full to the labor bureau for some of the employees based on relevant PRC regulation. The Group has made provision for the underpayment of social benefits according to the relevant PRC regulation. As of December 31, 2023 and 2024, the accrued and unpaid employee social benefits were RMB78,067 and RMB84,894, respectively.

(w)    Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies are mainly VAT refund and other government subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. VAT refund and other government subsidies are recognized as other operating income upon receipt as further performance by the Group is not required. For the years ended December 31, 2022, 2023 and 2024, government subsidies were RMB17,636, RMB4,830 and RMB24,298, respectively.

(x)    Share-based compensation

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

(y)    Leases

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

(z)    Income tax

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

Uncertain tax positions

ASC 740, Tax provision prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities and other non-current liabilities on its consolidated balance sheets and under income tax expense in its consolidated statements of comprehensive income/(loss). As of December 31, 2023 and 2024, if recognized, RMB18,163 and RMB49,060 of unrecognized tax benefits would impact the Group’s effective tax rate.

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

(aa)    Statutory reserves

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

For the years ended December 31, 2022, 2023 and 2024, the Group has provided nil, nil and RMB464 appropriations to statutory surplus fund.

(ab)    Comprehensive income/(loss)

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

(ac)    Income/(loss) per share

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

(ad)    Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, and 2023. On March 11, 2024, the Company’s Board of Directors approved a special cash dividend of US$0.015 per ordinary share, or US$0.03 per American Depositary Share (“ADS”, each representing two Class A ordinary shares), to holders of ordinary shares and holders of ADSs of record as of the close of business on May 31, 2024, U.S. Eastern Time, payable in U.S. dollars with amount of US$7,699 (equivalent to RMB54,646). The dividends of US$7,699 (equivalent to RMB54,869) were paid in June 2024.

(ae)    Treasury shares

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

(af)    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), the Chief Executive Officer.

Starting from the quarter ended December 31, 2024, the CODM started to review information under a new reporting structure based on differences in products and services, which consists of two operating and reportable segments including mobile device charging service segment and PV business segment. The CODM measures the performance of each segment based on metrics of gross profit and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Segment reporting, as set out in Note18, has been updated to conform to this change and comparative period presentation is also recast to conform to current period presentation.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ag)    Recent accounting pronouncements

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. Please refer to Notes 1(af) and Note 18 for the enhanced disclosures with the adoption of this standard.

Other accounting standards that we adopted beginning January 1, 2024 did not have a significant impact on the Group’s consolidated financial statements.

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

In November 2024, the FASB issued ASU No. 2024 - 03, Income Statement (Topic 220) - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220 - 40). ASU No. 2024 - 03 requires publicly - traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not plan to adopt ASU No. 2024 - 03 early and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

(ah)    Revision on previously issued financial statements

In connection with the preparation of its unaudited financial results for the three months ended September 30, 2024, the Company discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. The financial statements as of and for the years ended December 31, 2022 and 2023 have been revised to correct the errors.

The Company assessed the effects of the corrections in previously issued financial statements for the prior years affected and determined that they were not material to the financial statements as of and for the years ended December 31, 2021, 2022 and 2023.

See Note 21, Revision on previously issued financial statements, for additional information and quantification of prior period revision impacts.

3. Certain risks and concentration

(a)    Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investment, contract assets and prepayments and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheets dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivables are typically unsecured and are primarily derived from revenue earned from mobile device charging provided for individuals and network partners, PV business and advertising services provided to customers. The diversification of customers reduced the esposure of such assets to credit risk.

Contract assets represents the unbilled amounts resulting from the revenue from build-to-sell model of PV business when revenue recognized exceeds the amount billed to the customers. The following table summarized customers with greater than 10% of the contract assets:

	As of December 31,
	2023	2024
Customer A	*	60%
Customer B	*	39%
*	Less than 10%

The following table summarized customers with greater than 10% of the revenues:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Customer A	*	*	12%
*	Less than 10%

The following table summarized suppliers with greater than 10% of the purchases:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Supplier A	*	22%	13%
Supplier B	*	11%	*
Supplier C	21%	*	*
Supplier D	12%	*	*
Supplier E	*	*	10%
*	Less than 10%

ZMI (Hong Kong) International Company Limited (“ZMI”), a related party of the Group (Note 15), accounted for 4%, nil and nil of purchases for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(c)    Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. As of December 31, 2023 and 2024, such affected monetary assets primarily included cash and cash equivalents held in PRC denominated in US$ and cash and cash equivalents and short-term investments held overseas denominated in RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

4. Inventory

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	41,373	39,658
Work in process	11,545	40,039
Finished goods	52,713	42,262
Merchandise	6,478	790
Less: inventory write-down	(5,579)	(4,461)
Total	106,530	118,288

Inventory write-downs recognized in cost of revenues for the years ended December 31, 2022, 2023 and 2024 were RMB9,273, RMB12 and RMB6,042 respectively.

5. Contract assets

As of December 31,
2024
RMB
Contract assets - current	259,594
Less: valuation allowance	(76)
Total	259,518

Contract assets increased from nil as of December 31, 2023 to RMB259,518 as of December 31, 2024, primarily driven by revenue recognized in excess of billings from the photovoltaic business.

6. Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits	14,321	8,057
Less: Allowance for credit losses	(4,088)	(1,901)
	10,233	6,156
Prepayment to location partners(a)	57,369	13,844
VAT receivables	8,711	20,748
Prepayment to service providers(b)	248,929	218,341
Prepaid expenses	7,620	12,015
Others	6,389	5,664
Total	339,251	276,768
(a)	It represents entry fees and prepaid commissions to location partners. As discussed in Note 2(t), entry fees paid to location partners are amortized on straight line basis over the contractual period with location partners during which the Group’s equipment is placed in location partners’ venues. In addition, since 2021, when entering into the location partner agreements, the Group agreed to prepay commissions to certain location partners. The amount of the prepayment is based on the pre-agreed forecast of commissions to the location partners during the contractual period. The prepayment is used to offset the actual commissions to be paid to the local partners on monthly basis based on the pre-agreed monthly forecast of commissions. The location partners are obligated to refund to the Group any remaining prepayments if performance target is not met within a pre-agreed period.

The Group is closely monitoring the recoverability of these prepayments to location partners based on the actual performance of each of the location partners. For the years ended December 31, 2022, 2023, and 2024, the Group recognized RMB58,805, RMB24,280 and RMB12,329 impairments for the prepaid commissions to the location partners whose businesses were wound up as a result of the surge of COVID-19 infections in certain regions in 2022 and deteriorated performance of certain individual location partners in 2023 and 2024.

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

The following table summarizes the activity in the allowance for credit losses related to deposits in prepayments and other current assets for the year ended December 31, 2023 and 2024:

	Year Ended,	Year Ended,
	December 31, 2023	December 31, 2024
	RMB	RMB
Balance at the beginning of year	2,896	4,088
Adoption of ASC Topic 326	146	—
Current period provision, net	1,046	1,672
Write-offs	—	(3,859)
Balance at the end of year	4,088	1,901

7. Property, equipment and software, net

Property, equipment and software and its related accumulated depreciation and accumulated impairment as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Power banks	705,445	643,888
Cabinets	521,996	240,388
Software	28,160	29,653
Photovoltaic power stations	22,688	22,758
Production tools	15,214	16,176
Computer and electronic equipment	14,370	15,291
Leasehold improvements	4,063	5,080
Construction in progress	19	2,856
Others	831	1,059
Subtotal	1,312,786	977,149
Less: Accumulated depreciation	(974,462)	(821,777)
Less: Accumulated impairment	(15,518)	(15,947)
Property, equipment and software, net	322,806	139,425

For the years ended December 31, 2022, 2023 and 2024, depreciation expenses were RMB421,345, RMB257,630 and RMB151,313, respectively.

For the years ended December 31, 2022, 2023 and 2024, impairment charges were RMB21,560, RMB2,588 and RMB4,199, respectively.

8. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayment to location partners(a)	10,422	141
Prepayment for purchase of property, equipment and software	3,968	2,422
Deposits	6,505	4,750
Others	992	576
Less: Allowance for credit losses	(1,418)	(135)
Total	20,469	7,754
(a)	As discussed in Note 6(a), as of December 31, 2023 and 2024, the Company assessed the recoverability of these prepayments based on the actual performance of each of the location partners. For the years ended December 31, 2022, 2023, and 2024, the Group recognized RMB87,069, RMB10,271 and RMB2,172, respectively for impairments of the non-current prepaid commissions to the location partners whose businesses were wound up in 2022 as a result of the surge of COVID-19 infections in certain regions in 2022 and deteriorated performance of certain individual location partners in 2023 and 2024.

The following table summarizes the activity in the allowance for credit losses related to deposits in other non-current assets for the year ended December 31, 2024:

	Year Ended
	December 31,2023	December 31,2024
	RMB	RMB
Balance at the beginning of year	634	1,418
Adoption of ASC Topic 326	67	—
Current period provision, net	717	224
Write-offs	—	(1,507)
Balance at the end of year	1,418	135

9. Leases

The Group has operating leases primarily for office and warehouses to store its cabinets and power banks, which have lease terms varying from one to four years, and for residential rooftop spaces with lease terms of 20 years.

Total lease costs for the years ended December 31, 2023 and 2024 was RMB30,491 and RMB17,751, included in research and development, sales and marketing, general and administrative expenses and cost of revenues in the Group’s consolidated statements of comprehensive income/(loss). Out of the total lease costs, there was RMB12,156 and RMB10,491 of expenses for short-term leases within 12 months for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, the operating lease arrangements of the Group, primarily for warehouse premises, offices and residential rooftop spaces, that have not yet commenced is not material.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Cash paid for the rentals included in the lease liabilities	17,560	7,840
ROU assets obtained in exchange for operating lease liabilities	22,642	2,688

As of December 31, 2023 and 2024, supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Right-of-use assets	16,353	8,814
Current portion of lease liabilities	7,399	1,291
Non-current lease liabilities	7,641	5,285

Lease term and discount rates were as follows:

	As of December 31,
	2023	2024

Weighted-average remaining lease term
Operating leases	7.38 years	13.73 years
Weighted-average discount rate
Operating leases	4.7%	4.9%

	As of December 31,
	2023	2024
	RMB	RMB
Maturities of lease liabilities were as follows:
2024	8,185	—
2025	3,552	1,206
2026	444	1,269
2027	444	570
2028	444	444
2029	444	444
Thereafter	4,728	4,705
Total undiscounted lease payments	18,241	8,638
Less: imputed interest	(3,201)	(2,062)
Total present value of lease liabilities	15,040	6,576

10. Accounts and notes payable and accruals and other current liabilities

Accounts and notes payable consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Commission payables to network partners and location partners	418,242	295,490
Entry fees payable to location partners	21,475	12,287
Payables for purchase of goods	273,906	185,945
Payables for maintenance cost	21,453	25,220
Others	32,593	44,490
Total	767,669	563,432

Accruals and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits from end users	250,849	270,019
Advance from network partners	27,961	11,276
Contract liabilities(a)	18,681	4,335
Warranty liabilities	7,399	13,920
Vendor deposits	4,500	19,030
Others	27,569	26,898
Total	336,959	345,478
(a)	The following table shows a reconciliation in the current reporting period related to carried-forward contract liabilities:

	Year Ended
	December 31,2023	December 31,2024
	RMB	RMB
Contract liabilities - beginning of year	—	18,681
Additions	67,033	17,828
Recognition	(48,352)	(32,174)
Contract liabilities - end of year	18,681	4,335

As of December 31, 2023 and 2024, contract liabilities are primarily derived from the contracts with enterprise customers for PV business. Substantially all of the balance of contract liabilities are generally recognized as revenue within one year.

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

As of December 31, 2023 and 2024, the aggregated amount of undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company were RMB77,842 and RMB63,694, respectively. In accordance with the EIT Law, a withholding tax of 10%, or 5% subject to approval of Chinese tax authorities, will be imposed on the dividends when distributed to their immediate holding company outside of Mainland China. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2023 and 2024.

The components of income before tax are as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
(Loss)/income before tax:
(Loss)/income from PRC entities	(633,366)	53,359	(19,132)
Income from overseas entities	13,216	56,919	57,342
Total (loss)/income before tax	(620,150)	110,278	38,210

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Difference in tax rates of subsidiaries outside PRC	—	—	(11)%
Effect of permanent differences	(6)%	3%	37%
Research and development super deduction	3%	(18)%	(35)%
Non-taxable income	1%	(12)%	(26)%
Change in estimates for uncertain tax positions	(34)%	16%	81%
Others	(3)%	9%	(7)%
Change in valuation allowance	(4)%	(3)%	71%
Effect tax rate	(18)%	20%	135%

The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) are as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income tax expense applicable to PRC entities
Current income tax expense	179,907	8,839	31,962
Deferred income tax expense	(69,304)	12,695	19,782
Subtotal income tax expense appliable to PRC entities	110,603	21,534	51,744
Current and deferred income tax expense applicable to overseas entities	—	—	—
Income tax expense, net	110,603	21,534	51,744

The following table sets forth the significant components of deferred tax assets/(liabilities):

	As of
	December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Commissions and entry fees for which invoices have not been collected	2,162	3,761
Accrued salary and welfare payable	19,517	22,197
Accrued expenses	4,597	950
Property, equipment and software, net	1,937	2,418
Inventory write-downs	1,163	126
Net operating loss carry-forwards	122,302	122,479
Others	37,463	44,360
Less: Valuation allowances	(72,365)	(99,849)
Total deferred tax assets	116,776	96,442

Deferred tax liabilities
Accrued service revenue (a)	(93,588)	(93,618)
Capitalized software development costs	(1,023)	(442)
Total deferred tax liabilities	(94,611)	(94,060)
Deferred tax assets, net,	22,165	2,382

Note (a) — Deferred tax liabilities were provided for the unbilled service fee charged to VIEs by WFOEs pursuant to the exclusive business cooperation agreement entered into between VIEs and WFOEs as discussed in Note 1(b).

As of December 31, 2024, the Group had net operating loss carry forwards of approximately RMB671,899 which mainly arose from the subsidiaries and consolidated VIEs established in the PRC. The loss carries forwards from PRC entities will expire during the calendar year from 2025 to 2034. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards.

As of December 31, 2024, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2025	637
2026	179,583
2027	121,201
2028	267,455
2029	50,524
2031	17,408
2032	14,029
2033	7,688
2034	13,374
671,899

Movement of valuation allowance

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	48,860	75,461	72,365
Additions	26,601	(3,096)	27,484
Balance at the end of the year	75,461	72,365	99,849

As of December 31, 2023 and 2024, valuation allowances of RMB72,365 and RMB99,849 were provided because it was more likely than not that certain entities within the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated. If events occur in the future that allow these entities to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The evaluation involves considerable judgement and is based on the best information available. For the year ended December 31, 2022, the Group identified the uncertain tax position related to certain commission expenses and recognized RMB176,880 tax liability in other non-current liabilities, which is based on the best estimate of the largest amount of tax benefit that is more likely than not to be realized. It is possible that the estimate and ultimate settlement of this uncertain tax position may be further change based on further interactions with tax authorities. For the years ended December 31, 2023 and 2024, the Group accrued RMB18,163 and RMB30,897 as the interest on the unrecognized tax benefit, respectively. The Group did not expect any material increase or decrease in unrecognized tax liability within 12 months following the reporting date.

The following table summarizes the Group’s unrecognized tax benefit in 2022, 2023 and 2024:

	Year Ended December 31,
	2022	2023	2024
		RMB	RMB
Balance at the beginning of the year	—	179,490	188,687
Tax positions related to current year:
Additions	179,490	—	—
Tax positions related to prior year:
Additions	—	18,163	30,897
Reductions	—	(8,966)	(231)
Balance at the end of the year	179,490	188,687	219,353

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

From 2017 to 2019, the Company issued an aggregate of 44,841,250 ordinary shares to Smart Share CGY for nominal consideration. Smart Share CGY and Smart Share Brothers, the consolidated VIEs of the Company, were established to facilitate the adoption of the Company’s RSUs scheme. The Company’s ordinary shares issued to Smart Share CGY and Smart Share Brothers are presented as treasury shares in the consolidated balance sheets. See Note 13(a) for details.

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

As of December 31, 2024, the Company had 609,026,779 ordinary shares authorized, 452,898,177 shares of Class A Ordinary Shares and 73,973,970 shares of Class B Ordinary Shares issued, and 433,108,521 shares of Class A Ordinary Shares and 73,973,970 shares of Class B Ordinary Shares were outstanding, respectively.

13. Share-based compensation

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
General and administrative expenses	21,383	15,757	15,257
Research and development expenses	1,679	1,141	1,221
Sales and marketing expenses	4,983	3,328	3,244
Cost of revenues	200	113	59
Total	28,245	20,339	19,781

Compensation expenses recognized for different awards were as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Vesting of restricted shares	—	—	—
Vesting of RSUs	17,878	10,499	3,290
Vesting of share options	10,367	9,840	16,491
Total	28,245	20,339	19,781

There was no income tax benefit recognized in the consolidated statements of comprehensive income/(loss) for share-based compensation expense and the Group did not capitalize any share-based compensation expense as part of the cost of any assets for the years ended December 31, 2022, 2023 and 2024. The Group makes an entity-wide accounting policy election to account for forfeitures when they occur.

(a)	Smart Share CGY and Smart Share Brothers’ RSUs scheme (“RSUs scheme”)

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

The following table summarizes the Group’s RSUs activities:

	RSUs	Weighted Average
	Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2022	6,359,333	0.6531
Vested	(4,634,284)	0.5564
Forfeited	(533,145)	0.8737
Unvested at December 31, 2023	1,191,904	0.9304
Vested	(1,165,556)	0.9146
Forfeited	(26,348)	1.5497
Unvested at December 31, 2024	—	—

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

The Company recognized share-based compensation expenses of RMB17,878, RMB10,499 and RMB3,290 related to RSUs in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, as agreed with the employees in connection with the vesting of their RSUs, the employees transferred 91,860, 52,610 and 14,996 vested RSUs to the Company respectively, of which the aggregated fair value was RMB362, RMB192 and RMB43 respectively on the dates of transfer. The fair value of the transferred shares was determined by the market prices on the dates of transfer and was equivalent to the individual income taxes that the employees were liable to for the vesting of RSUs and the Company would settle with the local tax authority on behalf of the employees. The Company recorded the withheld shares in treasury shares.

For the years ended December 31, 2022, 2023 and 2024, the total fair value of RSUs vested were RMB19,423 and RMB17,842 and RMB7,493, respectively.

As of December 31, 2023, there was RMB3,599 of unrecognized shared-based compensation expenses related to the RSUs, which is expected to be recognized over a weighted-average period of 0.47. As of December 31, 2024, there was no unvested RSUs.

(b)	Share Options

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

In August 2021, the Board approved the Company to grant share options and restricted shares to purchase up to 5,055,208 Class A ordinary shares under the 2021 Share Incentive Plan. Accordingly, as of December 31, 2021, the Company granted 5,009,222 share options. The Company didn’t grant any share options in 2022. In April and July 2023, the Board approved the Company to grant share options to purchase up to 832,236 Class A ordinary shares under the 2021 Share Incentive Plan. Accordingly, as of December 31, 2023, the Company granted 809,416 share options. In January and April 2024, the Board approved the Company to grant share options to purchase up to 18,886,814 Class A ordinary shares under the 2021 Share Incentive Plan. Accordingly, as of December 31, 2024, the Company granted 18,886,814 share options.

Share options granted under the 2021 Incentive Plan have a contractual term of ten years from the stated grant date and are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share-based awards generally vest 25% upon the first anniversary of the vesting commencement date, and 25%, 25% and 25% in following years thereafter. Share options granted since April, 2024 vest 50% upon the second anniversary of the vesting conmencement date, 25% and 25% in the following years thereafter.

The following table summarizes the Group’s option activities:

		Weighted	Weighted
		Average	Average
		Grant	Remaining	Aggregate
	Share	Date Fair	Contractual	Intrinsic
	Option	Value	Life	Value
		US$	In years
Outstanding as of December 31, 2022	4,272,912	1.4350	8.64	16,667
Granted	809,416	0.5247	—	—
Exercised	(76,454)	1.4350	—	—
Cancelled	(7,585)	1.4350	—	—
Forfeited	(355,012)	1.2410	—	—
Outstanding as of December 31, 2023	4,643,277	1.2911	7.91	7,909
Granted	18,886,814	0.3052	—	—
Exercised	(396,046)	1.3567	—	—
Cancelled	(3,054)	1.4350	—	—
Forfeited	(516,420)	0.0085	—	—
Outstanding as of December 31, 2024	22,614,571	0.4839	8.83	56,897
Vested and expected to vest as of December 31, 2024	22,614,571	0.4839	8.83	56,897
Exercisable as of December 31, 2024	2,716,089	1.3827	6.74	6,834

The Group uses binomial option-pricing model determine fair value of the share-based awards. No share options were granted during the year ended December 31, 2022.

The estimated fair value of each option granted during the years ended December 31, 2023 and 2024 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year ended December 31,
	2023	2024
Exercise price (US$)	0.01	0.01
Fair value of the ordinary share on the date of option grant (US$)	0.488 - 0.555	0.251 - 0.315
Expected volatility	84.47% - 84.82%	77.04% - 77.62%
Risk-free interest rate (per annum)	3.48% - 3.84%	3.90% - 4.32%
Expected dividend yield	—	—
Exercise multiple	2.2	2.2/2.8
Contractual term (in years)	10	10
Expected forfeiture rate (post-vesting)	5.24%	5.24%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. In March 2024, the Group had delared a special cash dividend of US$0.015 per ordinary share in March 2024, or US$0.03 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 31, 2024, U.S. Eastern Time, paid in U.S. dollars, but the Group does not anticipate any recurring dividend payments in the foreseeable future. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Contractual term is the contract life of the options.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB10,367, RMB9,840 and RMB16,491 for share options granted in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, there was RMB16,719 and RMB39,215 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.12 and 3.14 years, respectively.

14. Income/(Loss) per share

Basic income/(loss) per share and diluted income/(loss) per share have been calculated in accordance with ASC 260 Earnings per share for the years ended December 31, 2022, 2023 and 2024 as below:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(730,753)	88,744	(13,534)
Net (loss)/income attributable to ordinary shareholders - basic and diluted	(730,753)	88,744	(13,534)
Denominator:
Weighted average number of ordinary shares outstanding
— basic/diluted	518,307,406	519,802,240	511,369,585
Net (loss)/income per share - basic and diluted	(1.41)	0.17	(0.03)

For the years ended December 31, 2022 and 2024, the effects of all outstanding RSUs and share options have been excluded from the computation of diluted (loss)/income per share as their effects would be antidilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net (loss)/income per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31,
	2022	2023	2024
Shares issuable upon vesting of RSUs	490,148	2,188,603	339,617
Shares issuable upon vesting of share options	—	4,615,980	18,293,420
Total	490,148	6,804,583	18,633,037

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
People Better Limited (“People Better”)	A shareholder with significant influence over the Group
ZMI	Subject to common significant influence by one of the Company’s directors

The Group had the following balances with the major related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due to related parties - non-current
Due to the Nominee Shareholders of Shanghai Zhixiang (Note 1)	1,000	1,000

The Group had the following transaction with the major related parties:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Purchase of power banks and cabinets from ZMI	18,306	—	—

16. Commitments and contingencies

(a)    Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of cabinets and power banks. As of December 31, 2023 and 2024, there were no capital commitments relating to purchase of cabinets and power banks.

(b)    Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2023 and 2024, the Group is not a party to any material legal or administrative proceedings.

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

As of December 31, 2023 and 2024, the total restricted net assets of the Group’s subsidiaries and consolidated VIE incorporated in PRC and subjected to restriction amounted to approximately RMB1,409,955 and RMB1,390,688, respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Group may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Group’s subsidiaries and consolidated VIE to satisfy any obligations of the Group.

18. Segment report

The CODM measures the performance of each segment based on metrics of gross profit and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Cost of revenue is the only significant segment expense.

As disclosed in Note 1(af), the Group implemented segment reporting to better reflect its optimized organizational structure and business developments in 2024. As a result, the Group reported two segments, mobile device charging segment and PV business segment. Mobile device charging segment derives its revenues from mobile device charging under both the direct model and the network partner model and other revenues primarily generated from advertising services and sales of merchandise. PV business segment derives its revenue from PV business under both build-to-sell model and build-to-own model and sales of raw materials.

The asset information by segment is not reviewed by the CODM or otherwise regularly provided to the CODM, therefore, the Company does not report asset information by segment.

As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s segment results for the years ended December 31, 2022, 2023 and 2024:

	Year Ended December 31, 2022
	Mobile Device	PV Business
	Charging Segment	Segment*	Elimination	Consolidated

Revenues	2,838,190	—	—	2,838,190

Cost of revenues	(573,235)	—	—	(573,235)

Gross profit	2,264,955	—	—	2,264,955

Research and development expenses				(90,655)
Sales and marketing expenses				(2,715,132)
General and administrative expenses				(113,771)
Other operating income				9,972
Loss from operations				(644,631)
Interest and investment income				52,389
Interest expense to third parties				(31,282)
Foreign exchange gains, net				3,787
Other loss, net				(413)
Loss before income tax expense				(620,150)
Income tax expense				(110,603)
Net loss				(730,753)

*The Group started PV business in late 2022 and there was no revenue, cost and expenses incurred in 2022.

	Year Ended December 31, 2023
	Mobile Device	PV Business
	Charging Segment	Segment	Elimination	Consolidated

Revenues	2,907,652	50,995	—	2,958,647

Cost of revenues	(1,154,263)	(51,928)	—	(1,206,191)

Gross profit	1,753,389	(933)	—	1,752,456

Research and development expenses				(91,461)
Sales and marketing expenses				(1,506,600)
General and administrative expenses				(128,036)
Other operating loss				(25,908)
Income from operations				451
Interest and investment income				117,247
Interest expense to third parties				(4,228)
Foreign exchange losses, net				(3,255)
Other income, net				63
Income before income tax expense				110,278
Income tax expense				(21,534)
Net income				88,744

	Year Ended December 31, 2024
	Mobile Device	PV Business
	Charging Segment	Segment	Elimination	Consolidated

Revenues	1,414,570	479,850	—	1,894,420

Cost of revenues	(666,461)	(424,326)	—	(1,090,787)

Gross profit	748,109	55,524	—	803,633

Research and development expenses				(82,882)
Sales and marketing expenses				(623,867)
General and administrative expenses				(150,196)
Other operating loss				(17,856)
Loss from operations				(71,168)
Interest and investment income				112,976
Foreign exchange losses, net				(3,767)
Other income, net				169
Income before income tax expense				38,210
Income tax expense				(51,744)
Net loss				(13,534)

19. Subsequent events

On January 6,2025, the Company received a preliminary non-binding proposal letter (the “Proposal Letter”), dated January 5, 2025, from Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai, Chairman of the Board and Chief Executive Officer of the Company, Mr. Peifeng Xu, Director and President of the Company, Mr. Victor Yaoyu Zhang, Chief Marketing Officer of the Company, and Ms. Maria Yi Xin, Director and Chief Financial Officer of the Company (the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the ADS of the Company, that are not already beneficially owned by the Buyer Group for a proposed purchase price of US$0.625 per Ordinary Share or US$1.25 per ADS in cash (the “Proposal”).

No decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated.

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of December 31, 2023 and 2024.

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

Condensed balance sheets

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current Assets:
Cash and cash equivalents	1,390	1,265
Prepayments and other current assets	433	—
Total current assets	1,823	1,265
Non-current Assets:
Investment in subsidiaries	1,197,473	1,189,842
Amounts due from related parties	1,569,611	1,498,194
Total non-current assets	2,767,084	2,688,036
Total assets	2,768,907	2,689,301
LIABILITIES, AND SHAREHOLDER’S EQUITY
Current Liabilities:
Salary and welfare payable	106	108
Accruals and other current liabilities	7,470	7,496
Amounts due to related parties	24,918	23,852
Total current liabilities	32,494	31,456
Non-current Liabilities:
Other non-current liabilities	6,986	1,324
Total Non-current liabilities	6,986	1,324
Total liabilities	39,480	32,780
Shareholder’s equity:
Class A ordinary shares (par value of US$0.0001, 535,052,809 and 535,052,809 shares authorized, 452,898,177 and 452,898,177 shares issued, and 445,176,595 and 433,108,521 shares outstanding as of December 31, 2023 and 2024, respectively)	296	296
Class B ordinary shares (par value of US$0.0001, 73,973,970 and 73,973,970 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	51	51
Treasury shares (7,721,582 and 19,789,656 shares as of December 31, 2023 and 2024, respectively)	(5,549)	(45,812)
Additional paid-in capital	11,791,570	11,752,684
Statutory reserves	16,593	17,057
Accumulated other comprehensive income	182,824	202,601
Accumulated deficit	(9,256,358)	(9,270,356)
Total shareholders’ equity	2,729,427	2,656,521
Total liabilities, and shareholders’ equity	2,768,907	2,689,301

Condensed statements of comprehensive (loss)/income

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
General and administrative expenses	(7,859)	(7,762)	(9,146)
Other operating income	5,379	5,620	5,760
Loss from operations	(2,480)	(2,142)	(3,386)
Interest and investment income	104	10	—
Foreign exchange gains, net	—	2,921	375
Equity in (loss)/income of subsidiaries and the VIEs	(728,377)	87,955	(10,523)
(Loss)/income before income tax expense	(730,753)	88,744	(13,534)
Net (loss)/income	(730,753)	88,744	(13,534)
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(730,753)	88,744	(13,534)
Net (loss)/income	(730,753)	88,744	(13,534)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	112,372	18,896	19,777
Total comprehensive (loss)/income	(618,381)	107,640	6,243
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(618,381)	107,640	6,243

Condensed statements of cash flows

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating activities with external parties	(5,559)	(9,575)	(8,714)
Net cash used in operating activities	(5,559)	(9,575)	(8,714)

Loans to subsidiaries	(31,394)	—	—
Loans repaid by subsidiaries	—	19,255	107,758
Investing activities with external parties	920	—	—
Net cash (used in)/generated from investing activities	(30,474)	19,255	107,758

Financing activities with external parties	(19,734)	(13,697)	(99,204)
Net cash used in financing activities	(19,734)	(13,697)	(99,204)

Effect of foreign exchange rate changes on cash and cash equivalents	2,078	17	35

Net decrease in cash and cash equivalents	(53,689)	(4,000)	(125)
Cash and cash equivalents at beginning of year	59,079	5,390	1,390
Cash and cash equivalents at end of year	5,390	1,390	1,265

21. Revision on previously issued financial statements

In connection with the preparation of its unaudited financial results for the three months ended September 30, 2024, the Company discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners. None of the errors had a material impact on previously issued annual financial statements as of and for the years ended December 31, 2021, 2022 and 2023 taken as a whole.

The financial statements as of and for the years ended December 31, 2022 and 2023 have been revised to correct the errors. The revisions to the financial statements as of and for the years ended December 31, 2022 and 2023 are summarized as follows:

The impact on the consolidated balance sheets was as follows:

	As of December 31, 2022
	As Previously Reported	Revision Adjustments	As Revised	Note
	RMB	RMB	RMB
Accounts receivable, net	16,482	—	16,482	3>
Prepayments and other current assets	228,672	(2,209)	226,463	2>, 3>
Total current assets	3,300,784	(2,209)	3,298,575
Deferred tax assets	30,986	3,873	34,859	All
Other non-current assets	35,898	(634)	35,264	3>
Total non-current assets	986,857	3,239	990,096
Total assets	4,287,641	1,030	4,288,671
Accounts and notes payable	810,197	7,048	817,245	2>
Tax payable	147,367	19,215	166,582	1>
Total current liabilities	1,422,878	26,263	1,449,141
Total liabilities	1,646,336	26,263	1,672,599
Accumulated deficit	(9,319,229)	(25,233)	(9,344,462)	All
Total shareholders’ equity	2,641,305	(25,233)	2,616,072
Total liabilities and shareholders’ equity	4,287,641	1,030	4,288,671

	As of December 31, 2023
	As Previously Reported	Revision Adjustments	As Revised	Note
	RMB	RMB	RMB
Accounts receivable, net	269,736	(993)	268,743	3>
Prepayments and other current assets	345,744	(6,493)	339,251	2>, 3>
Total current assets	4,025,789	(7,486)	4,018,303
Deferred tax assets	18,804	3,361	22,165	All
Other non-current assets	21,621	(1,152)	20,469	3>
Total non-current assets	399,584	2,209	401,793
Total assets	4,425,373	(5,277)	4,420,096
Accounts and notes payable	764,741	2,928	767,669	2>
Tax payable	214,738	16,025	230,763	1>
Total current liabilities	1,467,490	18,953	1,486,443
Total liabilities	1,671,716	18,953	1,690,669
Accumulated deficit	(9,232,128)	(24,230)	(9,256,358)	All
Total shareholders’ equity	2,753,657	(24,230)	2,729,427
Total liabilities and shareholders’ equity	4,425,373	(5,277)	4,420,096

The impact on the consolidated statements of comprehensive (loss)/income was as follows:

	Year ended December 31, 2022
	As Previously Reported	Revision Adjustments	As Revised	Note
	RMB	RMB	RMB
Cost of revenues	(556,923)	(16,312)	(573,235)	1>
Sales and marketing expenses	(2,712,330)	(2,802)	(2,715,132)	2>, 3>
General and administrative expenses	(112,403)	(1,368)	(113,771)	3>
Other operating income	12,876	(2,904)	9,972	1>
Loss from operations	(621,245)	(23,386)	(644,631)
Loss before income tax expense	(596,764)	(23,386)	(620,150)
Income tax expense	(114,476)	3,873	(110,603)	All
Net loss	(711,240)	(19,513)	(730,753)
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(711,240)	(19,513)	(730,753)
Total comprehensive loss	(598,868)	(19,513)	(618,381)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(598,868)	(19,513)	(618,381)
Net loss per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(1.37)	(0.04)	(1.41)

	Year ended December 31, 2023
	As Previously Reported	Revision Adjustments	As Revised	Note
	RMB	RMB	RMB
Cost of revenues	(1,209,464)	3,273	(1,206,191)	1>
Sales and marketing expenses	(1,507,432)	832	(1,506,600)	2>, 3>
General and administrative expenses	(125,528)	(2,508)	(128,036)	3>
Other operating loss	(25,827)	(81)	(25,908)	1>
(Loss)/income from operations	(1,065)	1,516	451
Income before income tax expense	108,762	1,516	110,278
Income tax expense	(21,021)	(513)	(21,534)	All
Net income	87,741	1,003	88,744
Net income attributable to ordinary shareholders of Smart Share Global Limited	87,741	1,003	88,744
Total comprehensive income	106,637	1,003	107,640
Comprehensive income attributable to ordinary shareholders of Smart Share Global Limited	106,637	1,003	107,640
Net income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	0.17	0.00	0.17

The impact on the consolidated statements of changes in shareholders’ equity was as follows:

	As Previously Reported		Revision Adjustments		As Revised		Note
		Total		Total		Total
	Accumulated	shareholders’	Accumulated	shareholders’	Accumulated	shareholders’
	deficit	equity	deficit	equity	deficit	equity
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	(8,607,989)	3,232,024	(5,720)	(5,720)	(8,613,709)	3,226,304	All
Net loss	(711,240)	(711,240)	(19,513)	(19,513)	(730,753)	(730,753)	All
Balance as of December 31, 2022	(9,319,229)	2,641,305	(25,233)	(25,233)	(9,344,462)	2,616,072	All

	As Previously Reported		Revision Adjustments		As Revised		Note
		Total		Total		Total
	Accumulated	shareholders’	Accumulated	shareholders’	Accumulated	shareholders’
	deficit	equity	deficit	equity	deficit	equity
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	(9,319,229)	2,641,305	(25,233)	(25,233)	(9,344,462)	2,616,072	All
Net income	87,741	87,741	1,003	1,003	88,744	88,744	All
Balance as of December 31, 2023	(9,232,128)	2,753,657	(24,230)	(24,230)	(9,256,358)	2,729,427	All

The impact on the consolidated statements of cash flows was as follows:

	Year ended December 31, 2022
	As Previously Reported	Revision Adjustments	As Revised	Note
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(711,240)	(19,513)	(730,753)	All
Adjustments for:
Allowance for credit losses	3,435	1,368	4,803	3>
Deferred income taxes	(65,431)	(3,873)	(69,304)	All
Amortization and impairment of prepayments to location partners	353,745	2,420	356,165	3>
Changes in assets and liabilities:
Prepayments and other current assets	19,724	9,918	29,642	2>, 3>
Accounts and notes payable	149,258	(9,535)	139,723	2>
Tax payable	192,574	19,215	211,789	1>
Net cash generated from operating activities	708,142	—	708,142

	Year ended December 31, 2023
	As Previously Reported	Revision Adjustments	As Revised	Note
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	87,741	1,003	88,744	All
Adjustments for:
Allowance for credit losses	6,680	2,508	9,188	3>
Deferred income taxes	12,182	513	12,695	All
Amortization and impairment of prepayments to location partners	109,968	2,497	112,465	3>
Changes in assets and liabilities:
Prepayments and other current assets	(212,531)	790	(211,741)	2>, 3>
Accounts and notes payable	(23,257)	(4,119)	(27,376)	2>
Tax payable	82,403	(3,192)	79,211	1>
Net cash generated from operating activities	416,499	—	416,499

Note:

1> Understatements of accrual for tax surcharges and related interest expenses

Upon the final settlement of the Company’s underpaid VAT, which was recorded in prior periods, and surcharges, which were not recorded in prior periods, with the relevant tax authorities for its mobile device charging revenue in 2024, the Company determined that the unrecorded surcharges and interest expenses related to the surcharges should have been recorded in the same prior periods that the provision for underpaid VAT was recorded. As a result, the Company has determined to correct the accrual for tax surcharges and related interest expenses in prior periods such that cost of revenues, other operating loss, tax payable and accumulated deficit are corrected.

2> Misstatements of accruals for commissions to location partners and related balances

The accounts payable balances due to location partners under the direct model contained certain entries in relation to the commissions to location partners that were duplicative or incomplete in prior periods. Certain debit balances in accounts payable should have been reclassified to prepayments and subjected to impairment as of prior period ends. In connection therewith, the Company has determined to correct the commissions paid to locations partners and related balances for certain prior periods such that sales and marketing expenses, accounts and notes payable, prepayments and other current assets and accumulated deficit are corrected.

3> Understatements of impairment of prepayments to location partners and expected credit losses of deposits to location partners and accounts receivable due from network partners

The different risk characteristics of the prepayments to location partners with invalid or expired contracts, the deposits to location partners under the direct model with expired or invalid contracts and the accounts receivable due from network partners that were deregistered or dissolved were inadequately considered in the impairment assessments of such assets as of prior period ends. In connection therewith, the Company has determined to correct the impairment of prepayments to locations partners and the provision for the expected credit losses of deposits to location partners and accounts receivable due from network partners in prior periods such that sales and marketing expenses, general and administrative expenses, accounts receivable, net, prepayments and other current assets, other non-current assets and accumulated deficit are corrected.

In addition, certain information within the following notes to the consolidated financial statements have been revised to reflect the correction of errors discussed above:

–	Note 2 (j)	Expected credit losses
–	Note 2 (k)	Accounts receivable, net
–	Note 2 (t)	Sales and marketing expenses
–	Note 2 (z)	Income tax
–	Note 2 (ab)	Comprehensive income/(loss)
–	Note 2 (ac)	Income/(loss) per share
–	Note 2 (ad)	Dividends
–	Note 6	Prepayments and other current assets
–	Note 8	Other non-current assets
–	Note 10	Accounts and notes payable and accruals and other current liabilities
–	Note 11	Income taxes
–	Note 14	Income/(Loss) per share
–	Note 18	Restricted net assets
–	Note 20	Condensed financial information of the parent company

22. Corrections on previously announced unaudited interim financial information (Unaudited)

In connection with the preparation of its unaudited financial results for the three months ended September 30, 2024, the Company discovered prior period errors in the accrual for tax surcharges and related interest expenses, accruals for commissions to location partners and related balances, the impairment of prepayments to location partners and the expected credit losses on deposits to location partners and accounts receivable due from network partners.

The Company assessed the effects of the corrections in previously announced unaudited interim financial information for the prior periods affected and determined that they were material to the unaudited consolidated balance sheets as of March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 and the unaudited consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023, June 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, for the six months ended June 30, 2023 and June 30, 2024 and for the nine months ended September 30, 2023, where the corrected amounts are labelled as “As corrected” in the following tables, but are not material to any of the other prior unaudited interim financial information of the Company, where the corrected amounts are labelled as “As revised” in the following tables.

The following tables present the selected line items in the unaudited interim financial information for the recent eight quarters.

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	2023	2023	2023	2023
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As corrected*	As corrected*	As revised	As corrected*

Total revenues	822,835	1,035,726	613,466	486,620
Gross profit	694,091	365,541	398,005	294,819
(Loss)/income from operations	(21,138)	9,014	33,416	(20,841)
Net income	5,674	20,362	49,010	13,698
Net income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	0.01	0.04	0.09	0.03

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	2024	2024	2024	2024
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As corrected*	As corrected*

Total revenues	397,206	462,923	490,783	543,508
Gross profit	229,469	243,323	192,387	138,454
Loss from operations	(22,254)	(4,112)	(5,069)	(39,733)
Net (loss)/income	(200)	10,262	4,246	(27,842)
Net (loss)/income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(0.00)	0.02	0.01	(0.06)

The following tables present the aggregated impact of the corrections to the unaudited interim financial information for the prior periods.

The impact on the unaudited interim consolidated balance sheets was as follows:

	As of March 31, 2022 (Unaudited)			As of June 30, 2022 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	revised	Reported	Corrections	revised	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Accounts receivable, net	11,616	—	11,616	16,729	—	16,729	3>
Prepayments and other current assets	396,431	5,399	401,830	408,906	2,406	411,312	2>, 3>
Total current assets	3,158,544	5,399	3,163,943	3,296,072	2,406	3,298,478
Other non-current assets	143,384	(317)	143,067	114,696	(317)	114,379	3>
Total non-current assets	1,085,178	(317)	1,084,861	1,011,567	(317)	1,011,250
Total assets	4,243,722	5,082	4,248,804	4,307,639	2,089	4,309,728
Accounts and notes payable	533,924	11,866	545,790	691,115	11,391	702,506	2>
Tax payable	8,373	33	8,406	33,048	3,607	36,655	All
Total current liabilities	992,753	11,899	1,004,652	1,176,270	14,998	1,191,268
Total liabilities	1,120,470	11,899	1,132,369	1,290,251	14,998	1,305,249
Accumulated deficit	(8,704,399)	(6,817)	(8,711,216)	(8,888,927)	(12,909)	(8,901,836)	All
Total shareholders’ equity	3,123,252	(6,817)	3,116,435	3,017,388	(12,909)	3,004,479
Total liabilities and shareholders’ equity	4,243,722	5,082	4,248,804	4,307,639	2,089	4,309,728

	As of September 30, 2022 (Unaudited)			As of December 31, 2022
	As Previously		As	As Previously		As
	Reported	Corrections	revised	Reported	Corrections	revised	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Accounts receivable, net	13,862	—	13,862	16,482	—	16,482	3>
Prepayments and other current assets	365,891	(51)	365,840	228,672	(2,209)	226,463	2>, 3>
Total current assets	3,473,368	(51)	3,473,317	3,300,784	(2,209)	3,298,575
Deferred tax assets	—	—	—	30,986	3,873	34,859
Other non-current assets	75,356	(319)	75,037	35,898	(634)	35,264	3>
Total non-current assets	970,140	(319)	969,821	986,857	3,239	990,096
Total assets	4,443,508	(370)	4,443,138	4,287,641	1,030	4,288,671
Accounts and notes payable	796,380	9,469	805,849	810,197	7,048	817,245	2>
Tax payable	93,077	10,067	103,144	147,367	19,215	166,582	All
Total current liabilities	1,336,208	19,536	1,355,744	1,422,878	26,263	1,449,141
Total liabilities	1,441,126	19,536	1,460,662	1,646,336	26,263	1,672,599
Accumulated deficit	(8,984,680)	(19,906)	(9,004,586)	(9,319,229)	(25,233)	(9,344,462)	All
Total shareholders’ equity	3,002,382	(19,906)	2,982,476	2,641,305	(25,233)	2,616,072
Total liabilities and shareholders’ equity	4,443,508	(370)	4,443,138	4,287,641	1,030	4,288,671

	As of March 31, 2023 (Unaudited)			As of June 30, 2023 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	corrected*	Reported	Corrections	corrected*	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Accounts receivable, net	17,203	—	17,203	243,068	(29)	243,039	3>
Prepayments and other current assets	302,793	(4,234)	298,559	401,716	(6,548)	395,168	2>, 3>
Total current assets	3,420,919	(4,234)	3,416,685	3,916,080	(6,577)	3,909,503
Deferred tax assets	30,986	3,873	34,859	30,986	3,873	34,859	All
Other non-current assets	28,683	(703)	27,980	19,402	(1,058)	18,344	3>
Total non-current assets	978,630	3,170	981,800	391,352	2,815	394,167
Total assets	4,399,549	(1,064)	4,398,485	4,307,432	(3,762)	4,303,670
Accounts and notes payable	909,320	6,656	915,976	688,213	5,594	693,807	2>
Tax payable	169,452	22,649	192,101	262,152	25,166	287,318	All
Total current liabilities	1,543,809	29,305	1,573,114	1,382,863	30,760	1,413,623
Total liabilities	1,766,006	29,305	1,795,311	1,579,012	30,760	1,609,772
Accumulated deficit	(9,309,059)	(30,369)	(9,339,428)	(9,284,544)	(34,522)	(9,319,066)	All
Total shareholders’ equity	2,633,543	(30,369)	2,603,174	2,728,420	(34,522)	2,693,898
Total liabilities and shareholders’ equity	4,399,549	(1,064)	4,398,485	4,307,432	(3,762)	4,303,670

	As of September 30, 2023 (Unaudited)			As of December 31, 2023
	As Previously		As	As Previously		As
	Reported	Corrections	corrected*	Reported	Corrections	revised	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Accounts receivable, net	243,771	(524)	243,247	269,736	(993)	268,743	3>
Prepayments and other current assets	349,793	(4,368)	345,425	345,744	(6,493)	339,251	2>, 3>
Total current assets	3,991,784	(4,892)	3,986,892	4,025,789	(7,486)	4,018,303
Deferred tax assets	23,070	3,873	26,943	18,804	3,361	22,165	All
Other non-current assets	19,630	(1,150)	18,480	21,621	(1,152)	20,469	3>
Total non-current assets	419,466	2,723	422,189	399,584	2,209	401,793
Total assets	4,411,250	(2,169)	4,409,081	4,425,373	(5,277)	4,420,096
Accounts and notes payable	794,811	5,644	800,455	764,741	2,928	767,669	2>
Tax payable	215,253	27,708	242,961	214,738	16,025	230,763	All
Total current liabilities	1,444,630	33,352	1,477,982	1,467,490	18,953	1,486,443
Total liabilities	1,642,733	33,352	1,676,085	1,671,716	18,953	1,690,669
Accumulated deficit	(9,234,535)	(35,521)	(9,270,056)	(9,232,128)	(24,230)	(9,256,358)	All
Total shareholders’ equity	2,768,517	(35,521)	2,732,996	2,753,657	(24,230)	2,729,427
Total liabilities and shareholders’ equity	4,411,250	(2,169)	4,409,081	4,425,373	(5,277)	4,420,096

	As of March 31, 2024 (Unaudited)			As of June 30, 2024 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	corrected*	Reported	Corrections	corrected*	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Accounts receivable, net	278,690	(1,626)	277,064	300,853	(1,292)	299,561	3>
Prepayments and other current assets	380,314	(8,120)	372,194	327,539	(10,115)	317,424	2>, 3>
Total current assets	4,047,143	(9,746)	4,037,397	3,968,175	(11,407)	3,956,768
Deferred tax assets	18,804	3,360	22,164	18,804	3,360	22,164	All
Other non-current assets	20,081	(1,368)	18,713	16,592	(1,391)	15,201	3>
Total non-current assets	354,770	1,992	356,762	304,324	1,969	306,293
Total assets	4,401,913	(7,754)	4,394,159	4,272,499	(9,438)	4,263,061
Accounts and notes payable	726,011	(644)	725,367	699,504	(4,830)	694,674	2>
Tax payable	213,999	16,971	230,970	213,000	18,389	231,389	All
Total current liabilities	1,494,455	16,327	1,510,782	1,374,535	13,559	1,388,094
Total liabilities	1,702,971	16,327	1,719,298	1,588,426	13,559	1,601,985
Accumulated deficit	(9,232,477)	(24,081)	(9,256,558)	(9,223,299)	(22,997)	(9,246,296)	All
Total shareholders’ equity	2,698,942	(24,081)	2,674,861	2,684,073	(22,997)	2,661,076
Total liabilities and shareholders’ equity	4,401,913	(7,754)	4,394,159	4,272,499	(9,438)	4,263,061

The impact on the unaudited interim consolidated statements of comprehensive income/(loss) was as follows:

	Three months ended March 31, 2022 (Unaudited)			Three months ended June 30, 2022 (Unaudited)
	As			As
	Previously		As	Previously		As
	Reported	Corrections	revised	Reported	Corrections	revised	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(127,553)	(398)	(127,951)	(162,869)	(3,885)	(166,754)	1>
Sales and marketing expenses	(659,679)	(919)	(660,598)	(664,918)	(2,318)	(667,236)	2>, 3>
General and administrative expenses	(27,376)	(145)	(27,521)	(28,458)	(199)	(28,657)	3>
Other operating income/(loss)	5,277	—	5,277	(1,565)	(821)	(2,386)	1>
Loss from operations	(99,316)	(1,462)	(100,778)	(191,028)	(7,223)	(198,251)
Loss before income tax expense	(96,411)	(1,462)	(97,873)	(184,527)	(7,223)	(191,750)
Income tax expense	—	365	365	—	1,131	1,131	All
Net loss	(96,411)	(1,097)	(97,508)	(184,527)	(6,092)	(190,619)
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(96,411)	(1,097)	(97,508)	(184,527)	(6,092)	(190,619)
Total comprehensive loss	(102,246)	(1,097)	(103,343)	(108,881)	(6,092)	(114,973)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(102,246)	(1,097)	(103,343)	(108,881)	(6,092)	(114,973)
Net loss per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(0.20)	0.01	(0.19)	(0.36)	(0.01)	(0.37)

	Three months ended September 30, 2022 (Unaudited)			Three months ended December 31, 2022 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	revised	Reported	Corrections	revised	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(125,548)	(6,545)	(132,093)	(140,953)	(5,484)	(146,437)	1>
Sales and marketing expenses	(752,534)	(325)	(752,859)	(635,199)	760	(634,439)	2>, 3>
General and administrative expenses	(29,421)	(212)	(29,633)	(27,148)	(812)	(27,960)	3>
Other operating income/(loss)	19,846	(1,287)	18,559	(10,682)	(796)	(11,478)	1>
Loss from operations	(96,974)	(8,369)	(105,343)	(233,927)	(6,332)	(240,259)
Loss before income tax expense	(95,754)	(8,369)	(104,123)	(220,072)	(6,332)	(226,404)
Income tax expense	—	1,372	1,372	(114,476)	1,005	(113,471)	All
Net loss	(95,754)	(6,997)	(102,751)	(334,548)	(5,327)	(339,875)
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(95,754)	(6,997)	(102,751)	(334,548)	(5,327)	(339,875)
Total comprehensive loss	(21,459)	(6,997)	(28,456)	(366,282)	(5,327)	(371,609)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(21,459)	(6,997)	(28,456)	(366,282)	(5,327)	(371,609)
Net loss per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(0.18)	(0.02)	(0.20)	(0.64)	(0.02)	(0.66)

	Three months ended March 31, 2023 (Unaudited)			Three months ended June 30, 2023 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	corrected*	Reported	Corrections	corrected*	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(127,389)	(1,355)	(128,744)	(668,547)	(1,638)	(670,185)	1>
Sales and marketing expenses	(665,274)	(1,253)	(666,527)	(295,150)	(1,216)	(296,366)	2>, 3>
General and administrative expenses	(26,771)	(450)	(27,221)	(31,117)	(420)	(31,537)	3>
Other operating income/(loss)	2,268	(2,305)	(37)	(8,703)	(1,270)	(9,973)	1>
(Loss)/income from operations	(15,775)	(5,363)	(21,138)	13,558	(4,544)	9,014
Income before income tax expense	10,810	(5,363)	5,447	24,515	(4,544)	19,971
Income tax expense	—	227	227	—	391	391	All
Net income	10,810	(5,136)	5,674	24,515	(4,153)	20,362
Net income attributable to ordinary shareholders of Smart Share Global Limited	10,810	(5,136)	5,674	24,515	(4,153)	20,362
Total comprehensive (loss)/income	(7,257)	(5,136)	(12,393)	93,004	(4,153)	88,851
Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(7,257)	(5,136)	(12,393)	93,004	(4,153)	88,851
Net income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	0.02	(0.01)	0.01	0.05	(0.01)	0.04

	Three months ended September 30, 2023 (Unaudited)			Three months ended December 31, 2023 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	revised	Reported	Corrections	corrected*	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(214,817)	(644)	(215,461)	(198,711)	6,910	(191,801)	1>
Sales and marketing expenses	(298,216)	2,226	(295,990)	(248,792)	1,075	(247,717)	2>, 3>
General and administrative expenses	(37,094)	(683)	(37,777)	(30,546)	(955)	(31,501)	3>
Other operating loss	(5,532)	(1,491)	(7,023)	(13,860)	4,985	(8,875)	1>
Income/(loss) from operations	34,008	(592)	33,416	(32,856)	12,015	(20,841)
Income before income tax expense	70,451	(592)	69,859	2,986	12,015	15,001
Income tax expense	(20,442)	(407)	(20,849)	(579)	(724)	(1,303)	All
Net income	50,009	(999)	49,010	2,407	11,291	13,698
Net income attributable to ordinary shareholders of Smart Share Global Limited	50,009	(999)	49,010	2,407	11,291	13,698
Total comprehensive income/(loss)	37,677	(999)	36,678	(16,787)	11,291	(5,496)
Comprehensive income/(loss) attributable to ordinary shareholders of Smart Share Global Limited	37,677	(999)	36,678	(16,787)	11,291	(5,496)
Net income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	0.10	(0.01)	0.09	0.00	0.03	0.03

	Three months ended March 31, 2024 (Unaudited)			Three months ended June 30, 2024 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	corrected*	Reported	Corrections	corrected*	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(167,737)	—	(167,737)	(219,600)	—	(219,600)	1>
Sales and marketing expenses	(204,494)	2,082	(202,412)	(180,949)	2,430	(178,519)	2>, 3>
General and administrative expenses	(26,584)	(986)	(27,570)	(39,450)	72	(39,378)	3>
Other operating loss	(1,474)	(593)	(2,067)	(8,133)	(593)	(8,726)	1>
Loss from operations	(22,757)	503	(22,254)	(6,021)	1,909	(4,112)
Income before income tax expense	7,339	503	7,842	20,191	1,909	22,100
Income tax expense	(7,688)	(354)	(8,042)	(11,013)	(825)	(11,838)	All
Net (loss)/income	(349)	149	(200)	9,178	1,084	10,262
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(349)	149	(200)	9,178	1,084	10,262
Total comprehensive income	2,013	149	2,162	15,079	1,084	16,163
Comprehensive income attributable to ordinary shareholders of Smart Share Global Limited	2,013	149	2,162	15,079	1,084	16,163
Net (loss)/income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(0.00)	0.00	(0.00)	0.02	0.00	0.02

	Six months ended June 30, 2022 (Unaudited)			Nine months ended September 30, 2022 (Unaudited)
	As Previously		As	As Previously		As
	Reported	Corrections	revised	Reported	Corrections	revised	Note
	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(290,422)	(4,283)	(294,705)	(415,970)	(10,828)	(426,798)	1>
Sales and marketing expenses	(1,324,597)	(3,237)	(1,327,834)	(2,077,131)	(3,562)	(2,080,693)	2>, 3>
General and administrative expenses	(55,834)	(344)	(56,178)	(85,255)	(556)	(85,811)	3>
Other operating income	3,712	(821)	2,891	23,558	(2,108)	21,450	1>
Loss from operations	(290,344)	(8,685)	(299,029)	(387,318)	(17,054)	(404,372)
Loss before income tax expense	(280,938)	(8,685)	(289,623)	(376,692)	(17,054)	(393,746)
Income tax expense	—	1,496	1,496	—	2,868	2,868	All
Net loss	(280,938)	(7,189)	(288,127)	(376,692)	(14,186)	(390,878)
Net loss attributable to ordinary shareholders	(280,938)	(7,189)	(288,127)	(376,692)	(14,186)	(390,878)
Total comprehensive loss	(211,127)	(7,189)	(218,316)	(232,586)	(14,186)	(246,772)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(211,127)	(7,189)	(218,316)	(232,586)	(14,186)	(246,772)
Net loss per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	(0.54)	(0.02)	(0.56)	(0.73)	(0.02)	(0.75)

	Six months ended June 30, 2023 (Unaudited)			Nine months ended September 30, 2023 (Unaudited)			Six months ended June 30, 2024 (Unaudited)
	As Previously		As	As Previously		As	As Previously		As
	Reported	Corrections	corrected*	Reported	Corrections	corrected*	Reported	Corrections	corrected*	Note
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cost of revenues	(795,936)	(2,993)	(798,929)	(1,010,753)	(3,637)	(1,014,390)	(387,337)	—	(387,337)	1>
Sales and marketing expenses	(960,424)	(2,469)	(962,893)	(1,258,640)	(243)	(1,258,883)	(385,443)	4,512	(380,931)	2>, 3>
General and administrative expenses	(57,888)	(870)	(58,758)	(94,982)	(1,553)	(96,535)	(66,034)	(914)	(66,948)	3>
Other operating loss	(6,435)	(3,575)	(10,010)	(11,967)	(5,066)	(17,033)	(9,607)	(1,186)	(10,793)	1>
(Loss)/income from operations	(2,217)	(9,907)	(12,124)	31,791	(10,499)	21,292	(28,778)	2,412	(26,366)
Income before income tax expense	35,325	(9,907)	25,418	105,776	(10,499)	95,277	27,530	2,412	29,942
Income tax expense	—	618	618	(20,442)	211	(20,231)	(18,701)	(1,179)	(19,880)	All
Net income	35,325	(9,289)	26,036	85,334	(10,288)	75,046	8,829	1,233	10,062
Net income attributable to ordinary shareholders of Smart Share Global Limited	35,325	(9,289)	26,036	85,334	(10,288)	75,046	8,829	1,233	10,062
Total comprehensive income	85,747	(9,289)	76,458	123,424	(10,288)	113,136	17,092	1,233	18,325
Comprehensive income attributable to ordinary shareholders of Smart Share Global Limited	85,747	(9,289)	76,458	123,424	(10,288)	113,136	17,092	1,233	18,325
Net income per share attributable to ordinary shareholders of Smart Share Global Limited
- basic and diluted	0.07	(0.02)	0.05	0.16	(0.02)	0.14	0.02	0.00	0.02

*     The corrections were material to the unaudited consolidated balance sheets as of March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 and the unaudited consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2023, June 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, for the six months ended June 30, 2023 and June 30, 2024 and for the nine months ended September 30, 2023.

Note:

1> Understatements of accrual for tax surcharges and related interest expenses

Upon the final settlement of the Company’s underpaid VAT, which was recorded in prior periods, and surcharges, which were not recorded in prior periods, with the relevant tax authorities for its mobile device charging revenue in 2024, the Company determined that the unrecorded surcharges and interest expenses related to the surcharges should have been recorded in the same prior periods that the provision for underpaid VAT was recorded. As a result, the Company has determined to correct the accrual for tax surcharges and related interest expenses in prior periods such that cost of revenues, other operating loss, tax payable and accumulated deficit are corrected.

2> Misstatements of accruals for commissions to location partners and related balances

The accounts payable balances due to location partners under the direct model contained certain entries in relation to the commissions to location partners that were duplicative or incomplete in prior periods. Certain debit balances in accounts payable should have been reclassified to prepayments and subjected to impairment as of prior period ends. In connection therewith, the Company has determined to correct the commissions paid to locations partners and related balances for certain prior periods such that sales and marketing expenses, accounts and notes payable, prepayments and other current assets and accumulated deficit are corrected.

3> Understatements of impairment of prepayments to location partners and expected credit losses of deposits to location partners and accounts receivable due from network partners

The different risk characteristics of the prepayments to location partners with invalid or expired contracts, the deposits to location partners under the direct model with expired or invalid contracts and the accounts receivable due from network partners that were deregistered or dissolved were inadequately considered in the impairment assessments of such assets as of prior period ends. In connection therewith, the Company has determined to correct the impairment of prepayments to locations partners and the provision for the expected credit losses of deposits to location partners and accounts receivable due from network partners in prior periods such that sales and marketing expenses, general and administrative expenses, accounts receivable, net, prepayments and other current assets, other non-current assets and accumulated deficit are corrected.